Exhibit 99.1

, 2010

Dear Entergy Corporation Shareholder:

I am pleased to inform you that on          , 2009, the board of directors of Entergy Corporation (“Entergy”) approved the distribution of 80.1% of the shares of common stock of Enexus Energy Corporation (“Enexus Energy”), a wholly-owned subsidiary of Entergy, to Entergy shareholders. Enexus Energy holds or will hold certain of the assets and liabilities associated with Entergy’s non-utility nuclear business.

This distribution is to be made pursuant to a plan initially approved by the board of directors of Entergy on November 3, 2007 (i) to separate Entergy’s non-utility nuclear business from the rest of Entergy’s businesses and (ii) for Entergy and Enexus Energy to enter into a nuclear services joint venture immediately prior to the separation. Upon the distribution, Entergy shareholders will own 80.1% of the common stock of Enexus Energy. One day after the separation, Entergy will transfer the remaining 19.9% of Enexus Energy shares of common stock to be held in trust for the benefit of Entergy and Entergy shareholders for a period of up to 18 months after the separation. The Enexus Energy shares retained in trust are expected to be offered for exchange by Entergy for Entergy shares of common stock within a period of 18 months after the separation. Shares not exchanged will be distributed to Entergy shareholders upon the expiration of the period described above. In addition, Entergy and Enexus Energy will each own 50% of a joint venture called EquaGen LLC, which will operate Enexus Energy’s plants. Entergy’s board of directors believes that creating a separate non-utility nuclear company will serve a number of corporate business purposes and increase value to, and is in the best interests of, our shareholders.

The distribution of Enexus Energy common stock will occur on          , 2010 by way of a pro rata dividend to Entergy shareholders of record on          , 2010, the record date of the distribution. Each Entergy shareholder will be entitled to receive           share(s) of Enexus Energy common stock for each share of Entergy common stock held by such shareholder at the close of business on the record date. Enexus Energy common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of Enexus Energy common stock will be issued. If you would otherwise have been entitled to a fractional share of Enexus Energy common stock in the distribution, you will receive the cash value of such fractional share instead. Shareholder approval of the distribution is not required, and you are not required to take any action to receive your Enexus Energy common stock. The distribution is intended to be tax-free to Entergy shareholders, except for cash received in lieu of any fractional share interests.

Following the distribution, you will own shares in both Entergy and Enexus Energy. The number of Entergy shares you own will not change as a result of this distribution. Entergy’s common stock will continue to trade on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “ETR.” We intend to apply to have Enexus Energy’s common stock listed on the New York Stock Exchange under the ticker symbol “EXS”.

The information statement, which is being mailed to all holders of Entergy common stock on the record date for the distribution, describes the distribution in detail and contains important information about Enexus Energy, its business, financial condition and operations. We urge you to read the information statement carefully. You are not required to take any specific action.

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We want to thank you for your continued support of Entergy and we look forward to your future support of Enexus Energy.

Sincerely,

J. Wayne Leonard
Chairman of the Board and Chief Executive Officer

, 2010

Dear Future Enexus Energy Corporation Shareholder:

It is our pleasure to welcome you as a future shareholder of our company, Enexus Energy Corporation (“Enexus Energy”). We are excited about our future as one of the largest nuclear power generators in the United States.

We are a nuclear generating company with a strong operational track record and the necessary scale to operate as an independent generating company. We own six operating nuclear power plants located in the Northeast United States and Michigan and sell the electric power generated by those plants primarily to wholesale customers. Our 50/50 joint venture with Entergy Corporation, which will be called EquaGen LLC, will operate and provide services to our six operating nuclear power plants. We also offer, or expect to offer, operations, construction management and decommissioning services to nuclear power plants owned by other third parties in the United States, including the Cooper Nuclear Station in Nebraska. Additionally, we believe that we will be a leader in every aspect of the nuclear life cycle, including operations, construction management, license renewals, decommissioning estimates and dry fuel installations.

For the year ended December 31, 2008, we generated operating revenues of approximately $2.6 billion, operating income of approximately $1.1 billion and net income of approximately $670 million. For the nine months ended September 30, 2009, we generated operating revenues of approximately $1.9 billion, operating income of approximately $743 million and net income of approximately $434 million.

We intend to apply to have our common stock listed on the New York Stock Exchange under the ticker symbol “EXS”.

We invite you to learn more about Enexus Energy by reviewing the enclosed information statement. We urge you to read the information statement carefully. We look forward to our future and to your support as a holder of Enexus Energy common stock.

Sincerely,

Richard J. Smith
Chief Executive Officer and President

Preliminary Information Statement

(Subject to Completion, Dated November 20, 2009)

Information Statement

Distribution

by

ENTERGY CORPORATION

to Entergy Corporation Shareholders of

Common Stock of

ENEXUS ENERGY CORPORATION

This information statement is being furnished in connection with the distribution by Entergy Corporation, a Delaware corporation (“Entergy”), to its shareholders of 80.1% of the shares of common stock, par value $0.01 per share, of Enexus Energy Corporation, a Delaware corporation (“Enexus Energy”). Currently we are a wholly-owned subsidiary of Entergy that holds or will hold certain of the assets and liabilities associated with Entergy’s non-utility nuclear business. To implement the distribution, Entergy will distribute 80.1% of the shares of our common stock on a pro rata basis to the holders of Entergy common stock as of          , 2010, the record date for the distribution. Each of you, as a holder of Entergy common stock, will receive           share(s) of Enexus Energy common stock for each share of Entergy common stock that you held at the close of business on the record date for the distribution. The distribution will be made on          , 2010. Immediately after the distribution is completed, Enexus Energy will be a separate, publicly-traded company.

No vote of Entergy shareholders is required in connection with this distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

No consideration is to be paid by Entergy shareholders in connection with this distribution. Entergy shareholders will not be required to pay any consideration for the shares of our common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Entergy common stock or take any other action in connection with the distribution. The number of shares of Entergy common stock owned by you will not change as a result of the distribution.

All of the outstanding shares of our common stock currently are owned by Entergy. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock on the New York Stock Exchange under the ticker symbol “EXS”. Assuming that our common stock is approved for listing on the New York Stock Exchange, we anticipate that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date, and we anticipate that “regular-way” trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 22 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Enexus Energy, or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2010.

This information statement was first mailed to Entergy shareholders on or about          , 2010.

The above picture is a photo montage of our six operating nuclear power plants, clockwise from the bottom of the picture: (1) Pilgrim Nuclear Station near Plymouth, Massachusetts; (2) James A. FitzPatrick in Oswego County, New York; (3) Palisades Power Plant in Covert, Michigan; (4) Indian Point Energy Center Units 2 and 3 in Westchester County, New York; and (5) Vermont Yankee in Vernon, Vermont.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

Certain trademarks, trade names and logos of third parties may appear in this information statement. The display of such third parties’ trademarks, trade names and logos is for informational purposes only, and is not intended for marketing or promotional purposes or as an endorsement of their business or of any of their products or services.

MARKET AND INDUSTRY DATA AND FORECASTS

This information statement includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications, surveys and publicly-available websites. Certain of the statements regarding, for example, our industry, industry trends and our industry position in this information statement are based on information provided by the New York Independent System Operator and the Independent System Operator New England.

SUMMARY

This summary highlights selected information from this information statement relating to our company, our separation from Entergy and the distribution of our common stock by Entergy to its shareholders. For a more complete understanding of our business and the separation and distribution, you should carefully read the entire information statement. In addition, please see page 205 of this information statement for a list of defined terms.

Our Company

We own six operating nuclear power plants, five of which are located in the Northeast United States, with the sixth located in Michigan. Our relatively low marginal cost nuclear power plants have nearly 5,000 MW of aggregate electric generation capacity and we are primarily focused on selling the power produced by those plants to wholesale customers. Our strategy is focused on providing safe and reliable electric power to our customers, while taking advantage of market trends and strategic investments that we believe are value enhancing for our shareholders. We believe we are the only publicly-traded, virtually emissions-free, nuclear generating company in the United States and it is our belief that nuclear power is an important part of solving the problems of global climate change and energy independence.

Based on our review of data obtained from sources such as the New York Independent System Operator and the Independent System Operator New England, and public commodity price data, we believe that constraints on the expansion of electricity infrastructure in the Northeast United States are among the most restrictive in the United States. Due to these constraints, as well as infrastructure constraints on the transmission of natural gas into the Northeast United States, expected long-term growth in demand for electricity and the increasing likelihood of federal and state legislation limiting or taxing carbon dioxide emissions, we expect power prices in the Northeast to remain relatively higher than in most of the United States over the next several years.

We will operate and maintain our nuclear power plants through EquaGen, in which we hold a 50% ownership interest. Entergy Nuclear Operations, which will become a subsidiary of EquaGen immediately prior to the separation, will be responsible for (i) operating and making capital improvements to each nuclear power plant and (ii) complying with permits and approvals, applicable laws and regulations, the applicable Nuclear Regulatory Commission operating license and the budgets approved by us for each plant all in accordance with the Operating Agreement for each plant. We also offer, or expect to offer, operations, construction management and decommissioning services to nuclear power plants owned by third parties in the United States, including the Cooper Nuclear Station in Nebraska. Through EquaGen, we believe we have a strong track record of maintaining, improving and safely operating nuclear power plants. Additionally, we believe we will be a leader in every aspect of the nuclear life cycle, including operations, construction management, license renewals, decommissioning estimates and dry fuel installations.

For the year ended December 31, 2008, we generated operating revenues of approximately $2.6 billion, operating income of approximately $1.1 billion and net income of approximately $670 million. For the nine months ended September 30, 2009, we generated operating revenues of approximately $1.9 billion, operating income of approximately $743 million and net income of approximately $434 million.

Our headquarters are located at 1018 Highland Colony Parkway, Ridgeland, Mississippi and our general telephone number is (601) 790-3200. We maintain an Internet site at http://www.enexusenergy.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Our Strengths

We believe that we are well positioned to execute our business successfully because of the following competitive strengths:

•	We have a strong track record of safety, security and reliability, and a reputation as a strong nuclear operator. We have achieved positive results in periodic evaluations of the safety and security at our nuclear power plants. We have implemented best practices and procedures to provide reliable nuclear power and we have a proven track record as a strong nuclear operator with repeated success in acquiring underperforming assets and materially improving key efficiency factors and performance.

•	Our nuclear power plants are located in robust power markets. Our Northeast nuclear power plants are located in the New York and New England power markets, and sell power into the West and Hudson Valley regions of the New York Independent System Operator and the Massachusetts and Vermont regions of the Independent System Operator New England. These regions had among the highest average power prices in the United States during 2008. With lower electricity demand driven by the economic recession and lower natural gas prices, the power prices in our markets during the first nine months of 2009 have substantially declined from 2008 levels. As the economy recovers, and if gas prices rise to the levels indicated by the current forward markets, we expect to benefit from a variety of factors, including supply/demand imbalances, the relationship between natural gas prices and power prices and continuing capacity market development.

•	We believe we are well positioned to benefit from carbon dioxide regulation. The core generating functions of our nuclear-fueled power plants do not emit carbon dioxide. By contrast, we expect non-nuclear power plants that typically set the price of power in the markets in which we operate will be required to incur costs to comply with potential regulations limiting or taxing emissions of carbon dioxide because those power plants emit carbon dioxide. Because we believe those increased costs are expected to result in higher power prices in our markets, we expect to generate increased net revenue (operating revenues less fuel and fuel-related expenses) as a result.

•	We believe that our high capacity factors and our power purchase contracts have provided cash flow stability. All of our nuclear power plants are baseload generators, which means our plants typically run at all times throughout the year except in cases of repairs or scheduled maintenance. We believe that this generation profile, combined with our recent plant performance, has resulted in high capacity factors and contributed to cash flow stability. The high percentage of our generation portfolio that we have under contract has also contributed to cash flow stability.

•	Relative to generators that utilize fossil fuels or that have a smaller nuclear fleet, an environment of potentially rising fuel cost is expected to have a smaller adverse effect on our net revenue. Because our fuel costs as a percentage of our total revenues are much less compared to generators who utilize fossil fuels, we believe a rising fuel cost environment will have a smaller effect on our net revenue.

•	We expect EquaGen to provide us with operational diversity and growth opportunities. We have a strong track record as a nuclear operating company and believe we will be a leader in every aspect of the nuclear life cycle, including operations, construction management, license renewal and decommissioning estimates. In addition to operating our nuclear power plants, we also expect to offer nuclear services, including decommissioning, plant relicensing and plant operations, to third parties. As a diversified and experienced nuclear operator, we expect to be well positioned to grow our operating business by being able to offer sophisticated nuclear operating expertise, as well as ancillary nuclear services through our subsidiaries, to third parties.

•	We have a strong and experienced management team. We will be led by a strong management team consisting of leaders in the power industry with extensive nuclear industry expertise and established track records of success.

Our Strategy

Our top priority is providing safe, secure, reliable nuclear power. Our highly skilled work force has a proven track record of safely operating nuclear power plants. Our strategies to advance this commitment to safe, secure, reliable nuclear operations include:

•	Our primary focus is on nuclear power. We believe that nuclear power is an important part of solving the problems of global climate change and energy independence. To that end, we will look for ways to make disciplined strategic investments in nuclear power in the future.

•	Our decision-making process will be guided by our point of view. Power and related energy commodity markets are key drivers of our business. Due to the dynamic nature of these markets, our decision-making process will be guided by our short- and long-term view on the direction of power and related energy commodity markets. We believe that this point of view approach to decision-making will provide us with the flexibility to capitalize on opportunities in an evolving marketplace and will guide a wide range of strategic decisions in a fluid, real-time manner, including:

•	Hedging contracts. While we hedge our planned generation over a several year horizon, our focus is on the ensuing three years where we anticipate that approximately 50% or more of our total planned generation will be hedged. More specifically, we anticipate that approximately 75% or more of our total planned generation will be hedged in the prompt year. This hedging will involve (i) existing contracts, including the contract under which Palisades’ output is sold forward through 2022, representing 17% of expected annual production, (ii) expected ongoing relationships with load-serving entities, and (iii) future hedges for the sale of generation. This hedging will take into consideration a variety of factors, including maintaining sufficient credit quality and adequate liquidity and our point of view on future market power prices and how this point of view compares to the price and terms offered by hedge counterparties.

•	Capital investment. We remain open to pursuing additional diversity in our asset base. Our point of view on power and related energy commodity markets at a particular time will help us evaluate the risk and opportunities with specific fuels, technologies, geographic regions and dispatch types. We expect that every opportunity will be evaluated utilizing this point of view approach to decision-making.

•	We believe that a creative and skilled work force is a critical element of our performance. We seek to attract, train and retain best-in-class leaders in the power industry who are creative and dedicated to our strategy.

•	We are committed to operating our company in a financially responsible manner. We aim to maintain sufficient financial liquidity and an appropriate capital structure and credit rating to support safe, secure and reliable operations even in volatile market environments.

•	We are committed to operating our company in a socially responsible manner. We are dedicated members of the communities in which we operate and have a history of giving back to those communities. We are dedicated to considering the environmental effects of all of our investment decisions and continuing our strong tradition of community involvement.

Summary of Risk Factors

An investment in our common stock involves risks associated with our business, regulatory and legal matters. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described in the sections entitled “Risk Factors” beginning on page 22 and “Forward-Looking Statements” beginning on page 42.

Risks Relating to Our Business

•	We must consistently operate our nuclear power plants at high capacity factors in order to be successful, and lower capacity factors could materially adversely affect our results of operations, financial condition and liquidity.

•	We periodically shutdown our nuclear power plants to replenish fuel. Plant maintenance and upgrades are often scheduled during such refueling outages. If refueling outages last longer than anticipated or if unplanned outages of significant duration or frequency arise, our results of operations, financial condition and liquidity could be materially adversely affected.

•	We face risks related to the purchase of uranium fuel (and its conversion, enrichment and fabrication), and our inability to effectively manage these risks by purchasing from a diversified mix of sellers located in a diversified mix of countries could materially adversely affect our results of operations, financial condition and liquidity.

•	We are exposed to risks and costs related to operating and maintaining our aging nuclear power plants, and our failure to maintain operational efficiency at our nuclear power plants could materially adversely affect our results of operations, financial condition and liquidity.

•	The costs associated with the storage of our spent nuclear fuel, as well as the costs of and our ability to fully decommission our nuclear power plants, could be significantly affected by the timing of the opening of a spent nuclear fuel storage facility, as well as by interim storage and transportation requirements.

•	The nuclear power plants we own will be exposed to price risk to the extent they must compete for the advance sale of energy and capacity or accept spot prices in the day-ahead markets, and this may harm our profitability.

•	We may not be adequately hedged against adverse changes in commodity prices, which could materially adversely affect our results of operations, financial condition and liquidity.

•	We face exposure to changes in commodity prices, which can affect the liquidity required to fulfill credit support requirements, and which may materially adversely affect our results of operations and financial condition.

•	We are exposed to the risk that hedge counterparties may not meet their obligations, which may materially adversely affect our business.

•	We are dependent on EquaGen for the operation of our nuclear power plants. We will not be able to easily replace this service provider, or the expertise of its employees, for the operation of our nuclear power plants, and, if our long-term operating contracts are breached or otherwise terminated, we may be materially adversely affected.

•	New or existing safety concerns regarding operating nuclear power plants and nuclear fuel could lead to restrictions upon the operations at our nuclear power plants.

•	We may incur substantial costs to fulfill obligations related to environmental and other matters.

•	Licenses from the Nuclear Regulatory Commission necessary to operate our power plants will expire beginning in 2012 unless the Nuclear Regulatory Commission approves our applications to renew those licenses, and in some instances, state certifications are also required for the renewal of those licenses. A failure to renew the licenses could have a material adverse effect on our operations and lead to an increase in decommissioning costs and depreciation rates.

Risks Relating to the Separation

•	We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Entergy.

•	We are being separated from Entergy, our parent company, and, therefore, we have no operating history as a separate, publicly-traded company.

•	We may be unable to make, on a timely basis, the changes necessary to operate as a separate, publicly-traded company, and we may experience increased costs after the separation or as a result of the separation.

•	We will be responsible for certain contingent and other corporate liabilities related to the existing non-utility nuclear business of Entergy.

•	Following the separation, we will have substantial indebtedness, which could negatively affect our financing options and liquidity position.

Risks Relating to our Common Stock

•	There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

•	Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

•	Provisions in our certificate of incorporation, our by-laws, Delaware law and certain agreements we will enter into as part of the separation may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

The Separation

On November 3, 2007, the board of directors of Entergy unanimously authorized management of Entergy to pursue a plan to separate its non-utility nuclear business from the rest of Entergy, which we refer to as “the separation” in this information statement. The separation will occur through a corporate reorganization, as a result of which we will become the holder of the assets and liabilities of the non-utility nuclear business (which we refer to as the “internal reorganization”) and Entergy will own all of our outstanding common stock and certain of our debt securities, followed by a distribution to Entergy’s shareholders of 80.1% of the shares of our common stock (which we refer to as “the distribution”). Following the distribution, Entergy shareholders will directly own 80.1% of the shares of our common stock, and one day after the separation, Entergy will transfer the remaining 19.9% of the shares of our common stock to a trust, which we refer to as the exchange trust. The exchange trust will hold the shares for the benefit of Entergy and Entergy shareholders pursuant to a trust agreement among Entergy, us and the trustee for the exchange trust. The shares of our common stock retained by the exchange trust are expected to be offered for exchange by Entergy for Entergy shares of common stock within a period of 18 months after the separation. Shares of our common stock that are not exchanged will be distributed to Entergy shareholders upon the expiration of the 18-month period. The trust agreement will provide that the trustee will vote all exchange trust shares with respect to all matters in the same proportion as all other shares are voted, and will prohibit the trustee from entering into any voting agreement with any other party. For a more detailed description of the exchange trust and contemplated exchange offer, see the section entitled “The Separation—Exchange Trust.”

Entergy believes that the separation of the non-utility nuclear business is the best way to unlock the full value of Entergy’s businesses in both the short- and long-term and provides each of Entergy and us with certain opportunities and benefits. Entergy believes that the separation of the non-utility nuclear business will improve both companies’ strategic, operational and financial flexibility and performance. Although there can be no assurance, Entergy believes that, over time, the common stock of both Entergy and our company should have a greater aggregate market value, assuming the same market conditions, than Entergy has in its current configuration.

Before our separation from Entergy, we will enter into the Separation and Distribution Agreement, the Joint Venture Agreements, the Exchange Trust Agreement, the Exchange Trust Registration Rights Agreement and several other agreements with Entergy or EquaGen to effect the separation and provide a framework for our relationships with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationships among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses, of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the non-utility nuclear business attributable to periods prior to, at and after our separation from Entergy. For more information on the Separation and Distribution Agreement and related agreements, see the section entitled “Certain Relationships and Related Party Transactions.”

In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

•	We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•	Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of approximately $2.0 billion of our debt securities.

•	We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from the issuance of debt securities directly to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle intercompany indebtedness and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of our debt securities or the exchange of those debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt securities we will issue, and the type of debt securities and entity that will issue the debt securities have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “Description of Material Indebtedness—Senior Secured

Credit Facility.” For more information on our planned financing arrangements, please see the sections entitled “Unaudited Pro Forma Financial Information of Enexus Energy,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Description of Material Indebtedness.”

EquaGen

In connection with the separation, Entergy Nuclear, Inc., currently a wholly-owned subsidiary of Entergy, will become a limited liability company and change its name to EquaGen LLC. We and Entergy will each own a 50% interest in EquaGen immediately prior to completion of the distribution of our common stock. EquaGen is expected to operate the nuclear assets owned by us, and to provide certain services to the regulated nuclear utility operations of Entergy and to third parties. EquaGen will allow certain nuclear operations expertise currently in place at each of Entergy’s nuclear power plants to be accessible by both us and Entergy after the separation.

Upon completion of the transactions contemplated by the Joint Venture Agreements, EquaGen will own:

•	Entergy Nuclear Operations, currently a wholly-owned subsidiary of Entergy and the current Nuclear Regulatory Commission licensed operator of our nuclear power plants. Entergy Nuclear Operations will remain the operator of our nuclear power plants after the separation and is expected to change its name to EquaGen Nuclear LLC; and

•	TLG Services, Inc., currently a wholly-owned subsidiary of Entergy that provides decommissioning and other consulting services to Entergy and to other companies in the nuclear industry. TLG Services, Inc. is expected to change its name to TLG Services LLC.

Reasons for the Separation

The Entergy board of directors regularly reviews Entergy’s various businesses to ensure that Entergy’s resources are being put to use in a manner that is in the best interests of Entergy and its shareholders. Entergy believes that the separation of the non-utility nuclear business is the best way to unlock the full value of Entergy’s businesses in both the short- and long-term and provides each of Entergy and us with certain opportunities and benefits that would not otherwise be available to Entergy and us. The following are the factors that the Entergy board of directors considered in approving the separation:

•	Enables equity investors to invest directly in our business;

•	Optimizes capital structure;

•	Fosters focus on separate business needs;

•	Isolates the commodity and other risks of the non-utility nuclear business from the regulated utility business;

•	Creates more effective management incentives; and

•	Allows us and Entergy to focus on opportunities for each company, including M&A opportunities.

Neither we nor Entergy can assure you that, following the separation, any of these benefits will be realized to the extent anticipated or at all. For more information regarding the reasons for the separation, please see “The Separation—Reasons for the Separation.”

Questions and Answers about Enexus Energy and the Separation

Why am I receiving this document?	Entergy is delivering this document to you because Entergy’s records show that you were a holder of Entergy common stock on the record date for the distribution of 80.1% our shares of common stock. As such, you are entitled to receive share(s) of our common stock for each share of Entergy common stock that you held on the record date at p.m. Eastern Time. No action is required for you to participate in the distribution. The distribution will take place on , 2010.

How will the separation of Enexus Energy work?	The separation will be accomplished through a series of transactions in which the equity interests of the entities that hold all of the assets and liabilities of Entergy’s non-utility nuclear business will be transferred to us and 80.1% of the shares of our common stock will be distributed by Entergy to its shareholders on a pro rata basis as a dividend.

In addition, immediately prior to the separation, we will enter into a joint venture with equal ownership, referred to as EquaGen, with Entergy. EquaGen will operate and provide services to our six operating nuclear power plants, and also is anticipated to provide certain services to Entergy’s regulated nuclear utility operations.

What is the exchange trust structure?	One day after the separation, Entergy will transfer the remaining 19.9% of the shares of our common stock to the exchange trust. The exchange trust will hold the shares for the benefit of Entergy and Entergy shareholders pursuant to a trust agreement among Entergy, us and the trustee. For a more detailed description of the exchange trust and the contemplated exchange offer, see the section entitled “The Separation—Exchange Trust.”

What is the purpose of the exchange trust structure?	The exchange trust structure will enable Entergy to efficiently manage its post-transaction capitalization structure while facilitating greater liquidity and a reduced debt level for us.

Why is the separation of Enexus Energy structured as a distribution?	Entergy believes that a distribution of 80.1% of the shares of our common stock to the Entergy shareholders is an efficient way to separate its non-utility nuclear business from the rest of its business in a manner that is expected to allow us to achieve our corporate business purpose while creating long-term value for Entergy shareholders.

When will the distribution occur?	We expect that Entergy will distribute 80.1% of the shares of our common stock on , 2010 to holders of record of Entergy common stock on , 2010, the record date.

What do shareholders need to do to participate in the distribution?	Nothing, but we urge you to read this entire information statement carefully. Shareholders who hold Entergy common stock as of the record date will not be required to take any action to receive our common stock in the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment or to surrender or exchange your shares of Entergy common stock or take any other action to receive your shares of our common stock.

If you own Entergy common stock as of the close of business on the record date, Entergy, with the assistance of BNY Mellon Shareowner

Services, the distribution agent, will electronically issue shares of our common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. BNY Mellon Shareowner Services will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares.

Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of our common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Will I receive physical certificates representing shares of Enexus Energy common stock following the separation?	No. Following the separation, neither Entergy nor we will be issuing physical certificates representing shares of Enexus Energy common stock. Instead, Entergy, with the assistance of BNY Mellon Shareowner Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. BNY Mellon Shareowner Services will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

What if I hold shares of Entergy common stock in Entergy’s Share Purchase and Dividend Reinvestment Plan?	If you hold shares of Entergy common stock in Entergy’s share purchase and dividend reinvestment plan, the shares of our common stock you will receive in the distribution will be distributed to your account for Entergy’s share purchase and dividend reinvestment plan. If you do not want to hold our stock in your account for Entergy’s share purchase and dividend reinvestment plan, instructions will be provided to you on how to transfer such shares to a different account.

Can Entergy decide to cancel the distribution of the common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions, including receipt of certain regulatory approvals. See the section entitled “The Separation—Conditions to the Distribution.” Until the distribution date, Entergy has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time Entergy’s board of directors determines that the distribution is not in the best interests of Entergy and its shareholders or that market conditions are such that it is not advisable to separate the non-utility nuclear business from Entergy and its other businesses.

Does Enexus Energy plan to pay regular dividends?	No. Currently, we do not anticipate paying a regular dividend. The declaration and payment of dividends by us in the future will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. In addition, the exchange trust agreement will prohibit us from paying dividends while the exchange trust holds any of our shares of common stock.

Will Enexus Energy incur any debt in the separation?	In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

• We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•    Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of approximately $2.0 billion of our debt securities.

•    We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from the issuance of debt securities to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle intercompany indebtedness and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of our debt securities or the exchange of those debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt securities we will issue, and the type of debt securities and entity that will issue the debt securities have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “Description of Material Indebtedness.”

What will the separation cost?	Entergy expects the pre-tax separation costs to be between $440 million and $460 million. We have not yet determined how these costs will be allocated to us in the separation, and some of these costs may be incurred by us after the separation.

What are the U.S. federal income tax consequences of the distribution, trust exchange offers and trust distributions to Entergy shareholders?	The distribution is conditioned upon Entergy’s receipt of a private letter ruling from the IRS that certain requirements for the tax-free treatment of the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, are met. The initial private letter ruling from the IRS received by Entergy was issued before the exchange trust became a part of the plan. Therefore, Entergy submitted a request for a supplemental ruling to reflect the addition of the Exchange Trust Agreement and other changes. The distribution is also conditioned upon Entergy’s receipt of the opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, substantially to the effect that the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming the distributions and trust exchange offers so qualify, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon your receipt of shares of our common stock pursuant to the distributions and trust exchange offers. You will generally recognize gain or loss with respect to cash received in lieu of a fractional share of our common stock. Please see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.” You may have to recognize gain for state income tax purposes in states that do not follow the federal income tax rules, such as California. You should consult your tax advisor.

What will Enexus Energy’s relationship be with Entergy following the separation?	Before the separation of Enexus Energy from Entergy, we will enter into the Separation and Distribution Agreement, the Joint Venture Agreements, the Exchange Trust Agreement, the Exchange Trust Registration Rights Agreement and several other agreements with Entergy or EquaGen to effect the separation and provide a framework for our relationships with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationship among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation, and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses, of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the non-utility nuclear business attributable to periods prior to, at and after our separation from Entergy. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties might be. For additional information regarding the separation agreements please see the sections entitled “Risk Factors” and “Certain Relationships and Related Party Transactions” included elsewhere in this information statement. In addition, one day after the separation, Entergy will transfer the remaining 19.9% of the shares of our common stock to the exchange trust. For a more detailed description of the exchange trust and contemplated exchange offer, see the section entitled “The Separation—Exchange Trust.”

What if I want to sell my Entergy common stock or my Enexus Energy common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Entergy nor Enexus Energy makes any recommendations on the purchase, retention or sale of shares of Entergy common stock or the Enexus Energy common stock to be distributed.

What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Entergy common stock: a “regular-way” market and an “ex-distribution” market. Shares of Entergy common stock that trade on the “regular-way” market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. On the first trading day following the distribution date, all shares of Entergy will trade “ex-distribution.”

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Entergy common stock or your entitlement to Enexus Energy common stock or both pursuant to the distribution.

How will I determine the tax basis I will have in the Enexus Energy shares I receive in the distribution, pursuant to any trust exchange offer, or in any trust distribution?	Generally, your aggregate basis in the stock you hold in Entergy and shares of our stock received in the distribution or any trust distribution (including any fractional interests to which you would be entitled) will equal the aggregate basis of Entergy common stock held by you immediately before the applicable distribution, allocated between your Entergy common stock and Enexus Energy common stock you receive in the distribution in proportion to the relative fair market value of each on the date of the distribution. Your aggregate basis in any shares of our stock received pursuant to any trust exchange offer will equal the aggregate basis in the shares of Entergy stock exchanged therefor.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Where will I be able to trade shares of Enexus Energy common stock?	There is not currently a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the ticker symbol “EXS”. We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for our common stock before, on or after the distribution date.

What will happen to the listing of Entergy common stock?	Nothing. Entergy common stock will continue to be traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “ETR” following the distribution.

Will the number of Entergy shares I own change as a result of the distribution?	No. The number of shares of Entergy common stock you own will not change as a result of the distribution.

Will the distribution affect the market price of my Entergy shares?	Yes. As a result of the distribution, we expect the trading price of shares of Entergy common stock immediately following the distribution to be lower than the trading price immediately prior to the distribution because the trading price will no longer reflect the value of the non-utility nuclear business. We and Entergy anticipate that until the market has fully analyzed the value of Entergy without the non-utility nuclear business, the market price of a share of Entergy common stock may fluctuate significantly. In addition, although we have been advised that Entergy believes that, over time following the distribution, the common stock of Entergy and Enexus Energy should have a higher aggregate market value, assuming the same market conditions that exist as of the date of this information statement, than if Entergy were to remain under its current configuration, there can be no assurance of that, and thus the combined trading prices of a share of Entergy common stock and Enexus Energy common stock after the distribution may be equal to, greater than or less than the trading price of a share of Entergy common stock before the distribution.

Are there risks to owning Enexus Energy common stock?	Yes. Our business is subject to both general and specific risks relating to our business, our capital structure, the industry in which we operate, our relationships with Entergy and with EquaGen, the distribution of the shares of our common stock held in the exchange trust and our status as a separate, publicly-traded company. Our business is also subject to risks relating to the separation. These risks are described in the section entitled “Risk Factors” beginning on page 22. We encourage you to read that section and the other information in this information statement carefully.

Where can I obtain more information?	Before the separation, if you have any questions relating to the separation or Entergy common stock, you should contact:

Entergy Corporation Investor Relations 639 Loyola Ave New Orleans, Louisiana 70113

Tel.: 504-576-4000 Toll-free: 1-800-ENTERGY Fax: 504-576-2879 www.entergy.com

After the separation, to take place on , 2010, if you have any questions relating to the separation or our common stock, you should contact:

Enexus Energy Corporation Investor Relations 1018 Highland Colony Parkway Ridgeland, Mississippi 39157

Tel.: 601-790-3200 Toll-free: Fax: 601-790-3207 www.enexusenergy.com

Terms of the Separation

The following is a summary of the material terms of the separation, distribution and other related transactions.

Distributing company	Entergy Corporation.

Distributed company	Enexus Energy, a Delaware corporation and a wholly-owned subsidiary of Entergy that holds or will hold the assets and liabilities of Entergy’s non-utility nuclear business. After the distribution, Enexus Energy will be a separate, publicly-traded company.

Distribution ratio	Each holder of Entergy common stock will receive share(s) of our common stock for each share of Entergy common stock held on the record date, , 2010. Cash will generally be distributed in lieu of fractional shares, as described below.

Distributed securities	80.1% of the shares of Enexus Energy common stock owned by Entergy, which will be 80.1% of our common stock outstanding immediately prior to the distribution, will be distributed pro rata to Entergy’s shareholders. Based on approximately shares of Entergy common stock outstanding on , 2009 and the distribution ratio of share(s) of Enexus Energy common stock for each share of Entergy common stock, approximately shares of our common stock will be distributed to Entergy shareholders. The number of our shares that Entergy will distribute to its shareholders will be reduced to the extent that cash payments are to be made for fractional shares of our common stock.

Fractional shares	Entergy will not distribute any fractional shares of our common stock to its shareholders. Instead, BNY Mellon Shareowner Services, the distribution agent, will aggregate fractional shares into whole shares, sell on behalf of Entergy shareholders the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder of Entergy common stock who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders as described in the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Record date	The record date for the distribution is the close of business on , 2010.

Distribution date	The distribution will take place on , 2010.

Distribution	On the distribution date, Entergy, with the assistance of BNY Mellon Shareowner Services, the distribution agent, will electronically issue shares of our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Entergy common stock or take any other action to receive your shares of our common stock.

If you sell shares of Entergy common stock in the “regular-way” market through the distribution date, you will be selling your right to receive shares of Enexus Energy common stock in the distribution.

Registered shareholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, shareholders may request that their shares of Enexus Energy common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge. Beneficial shareholders that hold shares through a brokerage firm will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by Entergy of the following conditions, among other conditions described in this information statement:

•    the Securities and Exchange Commission, or SEC, shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and no stop order relating to the registration statement shall be in effect;

•    all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•    all required federal and state regulatory approvals (including approvals by the Nuclear Regulatory Commission, Federal Energy Regulatory Commission, New York State Public Service Commission and Vermont Public Service Board) in connection with the distribution and related transactions (including the internal reorganizations by us and Entergy, the formation of EquaGen and debt financing transactions preceding the distribution) shall have been received;

• the debt financing transactions shall have been completed;

•    Entergy shall have received a private letter ruling from the IRS substantially to the effect that certain requirements for the tax-free treatment of the distribution, all transfers of our shares pursuant to a trust exchange offer, and all trust distributions are met;

•    Entergy shall have received a legal opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, substantially to the effect that all of the requirements for the tax-free treatment of the distribution, all transfers of our shares pursuant to a trust exchange offer, and all trust distributions, are met, and that such transactions, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

• the listing of our common stock on the New York Stock Exchange shall have been approved, subject to official notice of issuance; and

•    no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the debt financing, the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement or the formation of EquaGen, shall be in effect.

The fulfillment of these conditions does not create any obligation on Entergy’s part to effect the distribution, and the Entergy board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Entergy has the right not to complete the distribution if, at any time, the Entergy board of directors determines, in its sole discretion, that the distribution is not in the best interests of Entergy or its shareholders or that market conditions are such that it is not advisable to separate the non-utility nuclear business from Entergy.

Stock exchange listing	We intend to file an application to list our shares of common stock on the New York Stock Exchange under the ticker symbol “EXS”. We anticipate that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and through the distribution date. For additional information, see the section entitled “The Separation—Trading Between the Record Date and Through the Distribution Date.”

Transfer agent	BNY Mellon Shareowner Services

Tel.:

Enexus Energy debt	In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

• We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•    Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of approximately $2.0 billion of our debt securities.

•    We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from the issuance of debt securities directly to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle intercompany indebtedness and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of our debt securities or the exchange of those debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt securities we will issue, and the type of debt securities and entity that will issue the debt securities have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “Description of Material Indebtedness.”

For more information on our planned financing arrangements, please see the sections entitled “Unaudited Pro Forma Financial Information of Enexus Energy,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Description of Material Indebtedness.”

Risks relating to ownership of our common stock and the distribution	Our business is subject to both general and specific risks relating to our business, our capital structure, the industry in which we operate, our relationships with Entergy and EquaGen and our status as a separate, publicly-traded company. Our business is also subject to risks relating to the separation. You should read carefully the section entitled “Risk Factors” beginning on page 22 in this information statement, as well as the other information contained in this information statement.

Tax consequences	The distribution is conditioned upon Entergy’s receipt of a private letter ruling from the IRS that certain requirements for the tax-free treatment of the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, are met. The initial private letter ruling from the IRS received by Entergy was issued before the exchange trust became a part of the plan. Therefore, Entergy submitted a request for a supplemental ruling to reflect the addition of the Exchange Trust Agreement and other changes. The distribution is also conditioned upon Entergy’s receipt of the opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, substantially to the effect that all of the requirements for the tax-free treatment of the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions are met, and that such transactions, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Assuming the distributions and trust exchange offer so qualify, no gain or loss will be recognized by a shareholder, and no amount will be included in the income of a shareholder, upon the receipt of shares of our common stock pursuant to the distributions and trust exchange offer. However, a shareholder will generally recognize gain or loss with respect to any cash received in lieu of a fractional share of our common stock as described in the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.” You may have to recognize gain for state income tax purposes in states that do not follow the federal income tax rules, such as California. Consult your tax advisor.

Certain agreements with Entergy	Before our separation from Entergy, we will enter into the Separation and Distribution Agreement, the Joint Venture Agreements, the Exchange Trust Agreement, the Exchange Trust Registration Rights Agreement and several other agreements with Entergy or EquaGen to effect the separation and distribution and provide a framework for our relationship with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationship among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses of assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the non-utility nuclear business attributable to periods prior to, at and after our separation from Entergy. We cannot assure you that these agreements will be on terms as favorable to us as agreements with unaffiliated third parties might be. For a discussion of these arrangements, see the sections entitled “Risk Factors” and “Certain Relationships and Related Party Transactions.”

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents summary historical, unaudited pro forma financial and other data. The income statement data and cash flow statement data for each of the years in the three years ended December 31, 2008 and the balance sheet data as of December 31, 2008 and December 31, 2007 have been derived from our audited combined financial statements included elsewhere in this information statement. The income statement data and cash flow statement data for each of the nine months ended September 30, 2009 and 2008 and the balance sheet data as of September 30, 2009 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. The unaudited interim combined financial statements have been prepared on a basis consistent with the audited combined financial statements and, in the opinion of management, include all adjustments (including normal recurring accruals) necessary for a fair presentation of such data. The results for the interim periods are not necessarily indicative of results for a full year. The historical financial data should be read in conjunction with our historical financial statements and the sections entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Unaudited Pro Forma Financial Information of Enexus Energy” included elsewhere in this information statement.

The historical financial data has been prepared on a combined basis and is comprised of companies included in Entergy’s consolidated financial statements and accounting records, using their historical basis of assets and liabilities. These companies include the companies in Entergy’s Non-Utility Nuclear segment and Entergy Nuclear Finance Holding, a wholly-owned Entergy subsidiary that provides financing to Entergy’s Non-Utility Nuclear business. The historical financial data presents our financial position, results of operations, and cash flows on a stand-alone basis.

The unaudited pro forma financial data have been derived from our historical financial statements and adjusted to give effect to the separation and the related transactions. These adjustments are described in the section entitled “Unaudited Pro Forma Financial Information of Enexus Energy” included elsewhere in this information statement. Our historical and unaudited pro forma financial data are not necessarily indicative of our future performance or of what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown.

	As of and for the
	Nine Months Ended			As of and for the Year Ended
	September 30,			December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2009	2009	2008	2008	2008	2007	2006
	(in thousands, except for operating statistics)

Income Statement Data:

Operating revenues	$1,885,330	$1,885,330	$1,944,647	$2,558,378	$2,558,378	$2,029,666	$1,544,873
Fuel and fuel-related expenses	169,043	169,043	156,963	211,222	211,222	168,860	141,026
Other operation and maintenance expenses	621,486	621,486	586,464	790,985	790,985	784,383	651,950
Other operating expenses	173,374	173,374	160,162	217,225	217,225	184,435	153,742
Depreciation and amortization	104,713	104,713	93,231	126,616	126,616	99,265	71,755
Decommissioning expense	73,647	73,647	69,047	93,512	93,512	78,607	35,537
Operating Income	743,067	743,067	878,780	1,118,818	1,118,818	714,116	490,863
Interest expense	298,002	70,733	107,858	403,654	140,372	118,172	108,488
Other income	9,403	28	44,417	70,296	57,796	102,127	82,734
Income Before Income Taxes	454,468	672,362	815,339	785,460	1,036,242	698,071	465,109
Income taxes	167,148	237,867	280,202	308,841	365,748	212,023	188,318
Net Income	287,320	434,495	535,137	476,619	670,494	486,048	276,791

Balance Sheet Data:

Cash and cash equivalents	$750,000	$160,444			$412,674	$428,859	$383,809
Property, plant and equipment, net	3,742,819	3,742,819			3,589,419	3,362,998	2,250,817
Total assets	8,562,241	8,008,743			7,343,651	7,018,119	5,352,054
Loans payable - associated companies	-	466,972			513,031	1,256,627	868,815
Long-term debt, including current maturities	4,171,271	201,482			218,022	238,788	325,794
Shareholders’ equity	600,561	3,635,672			3,092,815	2,302,583	1,939,828

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,
	Historical		Historical
	2009	2008	2008	2007	2006
	(in thousands, except for operating statistics)

Cash Flow Statement Data:

Cash flows from operating activities	$831,056	$943,289	$1,062,978	$837,784	$807,629
Cash flows from investing activities	(1,044,598)	(328,040)	(514,602)	(883,396)	(450,219)
Cash flows from financing activities	(38,688)	(30,922)	(564,561)	90,662	(185,942)
Other Cash Flow Data:
Construction/capital expenditures	($225,385)	($161,526)	(271,901)	($259,977)	($302,865)
Nuclear fuel purchases	(150,097)	(98,579)	(134,384)	(225,684)	(100,015)

Operating Statistics:

Net MW in operation at end of period	4,998	4,998	4,998	4,998	4,200
Average price realized per MWh	$61.68	$60.46	$59.51	$52.69	$44.33
GWh billed	29,929	31,221	41,710	37,570	34,847
Capacity factor	91%	95%	95%	89%	95%
Refueling outage days	108	42	74	123	58

	As of and for the
	Nine Months Ended			As of and for the Year Ended
	September 30,			December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2009	2009	2008	2008	2008	2007	2006
	(in thousands)
EBITDA

Net Income	$287,320	$434,495	$535,137	$476,619	$670,494	$486,048	$276,791
add back: Income taxes	167,148	237,867	280,202	308,841	365,748	212,023	188,318
add back: Interest expenses	298,002	70,733	107,858	403,654	140,372	118,172	108,488
subtract: Interest and dividend income	94,764	85,389	79,321	119,568	107,068	102,842	83,161
add back: Depreciation and amortization	104,713	104,713	93,231	126,616	126,616	99,265	71,755

EBITDA	$762,419	$762,419	$937,107	1,196,162	1,196,162	$812,666	$562,191

add back: Decommissioning expense	73,647	73,647	69,047	93,512	93,512	78,607	35,537
add back: Other than temporary impairment losses	85,396	85,396	35,193	49,656	49,656	—	—

Adjusted EBITDA	$921,462	$921,462	$1,041,347	$1,339,330	$1,339,330	$891,273	$597,728

EBITDA, which we define as earnings before interest, taxes, depreciation and amortization, and interest and dividend income, is a non-GAAP financial measure, as is Adjusted EBITDA, which we define as EBITDA excluding decommissioning expense and other than temporary impairment losses on decommissioning trust fund assets. We consider both EBITDA and Adjusted EBITDA to be important because these measurements provide our board of directors, management and investors with an understanding of our financial performance and our ability to make capital expenditures, and because we may use measures such as EBITDA to determine the performance goals for performance awards under our 2009 Equity Ownership and Long Term Cash Incentive Plan after the separation. Further, we consider Adjusted EBITDA to be important because it adjusts EBITDA for expenses that are similar to depreciation, in that these expenses do not involve current sources or uses of corporate funds, and because the financial covenants in our Credit Agreement include covenants based on an EBITDA measurement that excludes all decommissioning-related income and expenses, including the items adjusted for in our calculation of Adjusted EBITDA.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation, and (iii) risks relating to ownership of our common stock. Based on the information currently known to us, the following information identifies the material risk factors affecting our company in each of these categories of risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition or results of operations. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to Our Business

We must consistently operate our nuclear power plants at high capacity factors in order to be successful, and lower capacity factors could materially adversely affect our results of operations, financial condition and liquidity.

Capacity factors, defined as actual plant output divided by maximum potential plant output for the period, significantly affect our results of operations. Nuclear plant operations involve substantial fixed operating costs, as well as non-fixed costs associated with plant operating conditions and issues. Consequently, to be successful, we must consistently operate our nuclear power plants at high capacity factors. Lower capacity factors negatively affect our margins by requiring us to spread the fixed costs over fewer units of production and to purchase additional energy in the spot or forward markets in order to satisfy our supply needs. Most of our forward sales are on a unit-contingent basis, meaning that our obligation to supply power depends on a generating asset that is operating; if the generating asset is not operating, the seller is generally not liable for damages. Some of our unit-contingent contracts, however, guarantee a specific capacity factor, meaning that if the asset is not operating, we are generally not liable to the purchaser for any damages unless the actual capacity factor over a specified period of time is below a capacity factor specified in the contract. In the event our plants were operating below these guaranteed capacity factors, we would be subject to price risk for the undelivered power.

We periodically shutdown our nuclear power plants to replenish fuel. Plant maintenance and upgrades are often scheduled during such refueling outages. If refueling outages last longer than anticipated or if unplanned outages of significant duration or frequency arise, our results of operations, financial condition and liquidity could be materially adversely affected.

Outages at nuclear power plants to replenish fuel require the plant to be “turned off.” Refueling outages generally are planned to occur once every 18 to 24 months and historically average approximately 30 days in duration. Plant maintenance and upgrades are often scheduled during such planned outages. When refueling outages last longer than anticipated or a plant experiences unplanned outages, capacity factors decrease and maintenance costs increase. As a result, we may face lower margins due to higher costs and lower energy sales for unit-contingent contracts or potentially higher energy replacement costs for unit-contingent contracts with capacity guarantees that are not met due to extended or unplanned outages.

We face risks related to the purchase of uranium fuel (and its conversion, enrichment and fabrication), and our inability to effectively manage these risks by purchasing from a diversified mix of sellers located in a diversified mix of countries could materially adversely affect our results of operations, financial condition and liquidity.

Our nuclear power plants rely on a limited number of suppliers to provide uranium fuel (and its conversion, enrichment and fabrication) required for the operation of the plant. It will be necessary for us to enter into additional arrangements to acquire nuclear fuel and related services in the future. Uranium market supply became extremely limited in 2006 and 2007 but this supply shortfall was substantially eliminated in

2008. Market prices for uranium concentrates rose from about $7 per pound in December 2000 to a range of $70 to $135 per pound in 2007. In 2008, however, market prices for uranium concentrates ranged from $45 to $90 per pound and from January 1, 2009 through October 31, 2009 ranged from $40 to $55 per pound. Conversion, enrichment and fabrication market prices tend to be more stable and the effects much smaller. Price variations of the type experienced in 2007 could affect our annual cash expenditures for uranium by between $100 million to $200 million, and fuel expense by about 0.5 cents to 1.0 cents per kWh on a mark-to-market basis. Although the level of volatility and peak prices are expected to remain below the level of volatility and peak prices experienced in 2007, market prices have increased substantially for nuclear fuel users as compared to the market prices of the 2000-2005 period. Our financial performance is dependent on the continued performance by suppliers of their obligations under their long-term agreements and our ability to manage these risks by purchasing uranium from a diversified mix of sellers located in a diversified mix of countries. Our financial results could be materially adversely affected if we are unable to successfully manage these risks and any one supplier fails to fulfill its contractual obligations and we are unable to find other suppliers that can perform under terms that allow us to achieve the same level of profitability. As a result of the failure of a major supplier to meet its contractual obligations or our ability to manage such a risk, we may face higher costs to secure other suppliers, which may result in potential disruptions to our business and have a material adverse effect on our results of operations, financial condition and liquidity.

We are exposed to risks and costs related to operating and maintaining our aging nuclear power plants, and our failure to maintain operational efficiency at our nuclear power plants could materially adversely affect our results of operations, financial condition and liquidity.

All six of our operating nuclear power plants began commercial operations in the 1970s. Older equipment may require significant capital expenditures to keep each of our nuclear power plants operating efficiently. This equipment is also likely to require periodic upgrading and improvement. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated expenditures, could result in reduced profitability. Operations at any of the nuclear generating units owned by us could degrade to the point where the affected unit needs to be shut down or operated at less than full capacity. If this were to happen, identifying and correcting the causes may require significant time and expense. A decision may be made to close a unit rather than incur the expense of restarting it or returning the unit to full capacity. This could result in lost revenue, increased fuel and purchased power expense to meet supply commitments and penalties for failure to perform under our contracts with customers. Moreover, we are becoming more dependent on fewer suppliers for key parts of our nuclear power plants that may need to be replaced or refurbished. This dependence on a reduced number of suppliers could result in delays in obtaining qualified replacement parts and, therefore, greater expense.

The costs associated with the storage of our spent nuclear fuel, as well as the costs of and our ability to fully decommission our nuclear power plants, could be significantly affected by the timing of the opening of a spent nuclear fuel storage facility, as well as by interim storage and transportation requirements.

We incur costs on an annual basis for the on-site storage of spent nuclear fuel. The approval of a national repository for the storage of spent nuclear fuel, and the timing of such facility opening, will significantly affect the costs associated with storage of spent nuclear fuel. The costs of on-site storage are also affected by regulatory requirements for such storage and will be subject to the costs of transportation to a permanent storage facility. In addition, the availability of a repository for spent nuclear fuel may affect the ability to fully decommission the nuclear units and the costs relating to decommissioning.

The nuclear power plants we own will be exposed to price risk to the extent they must compete for the advance sale of energy and capacity or accept spot prices in the day-ahead markets, and this may harm our profitability.

We are not guaranteed any rate of return on our capital investments in our business. In particular, the sale of capacity and energy from our nuclear power plants, unless otherwise contracted, is subject to the fluctuation of market power prices. As of September 30, 2009, we have sold forward 86%, 88%, 63%, 25%

and 18% of our generation portfolio’s planned energy output for the fourth quarter of 2009, and for 2010, 2011, 2012 and 2013, respectively. The obligations under most of these agreements are contingent on a generation asset that is operating; if the generation asset is not operating, the seller is generally not liable for damages. For some unit-contingent obligations, however, there is also a guarantee of availability that provides for the payment of contract damages to the power purchaser, if incurred, in the event we fail to deliver power as a result of the failure of the specified generation unit to generate power at or above a specific capacity factor.

Market prices may fluctuate substantially, sometimes over relatively short periods of time, and at other times market prices may experience sustained increases or decreases. Demand for electricity and its fuel stock can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices might be depressed. Also, from time to time, especially during recessionary economic periods, there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address price volatility and other issues in these markets.

The price different counterparties offer for forward sales is influenced both by market conditions as well as the contract terms, such as damage provisions, credit support requirements and the number of available counterparties interested in contracting for the desired forward period. Depending on differences between market factors at the time of contracting versus current conditions, our contract portfolio may have average contract prices above or below current market prices, including at the expiration of the contracts, which could significantly affect our results of operations, financial condition and liquidity.

Among the factors that could affect market prices for electricity and fuel, all of which are beyond our control to a significant degree, are:

•	prevailing market prices for natural gas, uranium (and its conversion, enrichment and fabrication), coal, oil and other fuels used in electric generation plants, including associated transportation costs, and supplies of such commodities;

•	seasonality;

•	availability of competitively priced alternative energy sources and the requirements of a renewable portfolio standard;

•	changes in production and storage levels of natural gas, lignite, coal and crude oil and refined products;

•	liquidity in the general wholesale electricity market;

•	the actions of external parties, such as the Federal Energy Regulatory Commission and local independent system operators, as well as other state and Federal energy regulatory policies, that may impose price limitations and other mechanisms to address some of the volatility in the energy markets;

•	transmission or fuel transportation constraints, inoperability or inefficiencies;

•	the general demand for electricity, which may be significantly affected by regional economic conditions;

•	weather conditions affecting demand for electricity or availability of hydroelectric power or fuel supplies;

•	the rate of growth in demand for electricity as a result of population changes, regional economic conditions and the implementation of conservation programs;

•	regulatory policies of state agencies that affect the willingness of our customers to enter into long-term contracts generally, and contracts for energy in particular;

•	increases in supplies due to actions of our current competitors or new market entrants, including the development of new generation facilities, expansion of existing generating facilities, the disaggregation of vertically integrated utilities and improvements in transmission that allow additional supply to reach our markets;

•	union and labor relations;

•	changes in federal and state energy and environmental laws and regulations and other initiatives, including but not limited to the effect that proposed emission controls such as the Regional Greenhouse Gas Initiative might have on prices; and

•	natural disasters, wars, embargoes, terrorist actions and other catastrophic events.

We may not be adequately hedged against adverse changes in commodity prices, which could materially adversely affect our results of operations, financial condition and liquidity.

To manage our near-term financial exposure related to commodity price fluctuations, including fluctuations in the prices of electricity, we enter into contracts to hedge portions of our purchase and sale commitments within established risk management guidelines. As part of this strategy, we utilize fixed- and variable-price forward physical purchase and sales contracts. The coverage may vary over time, and we may also elect to not hedge certain volumes during certain years. To the extent we do not have hedge positions, fluctuating commodity prices can materially adversely affect our results of operations, financial condition and liquidity. Moreover, to the extent our hedging arrangements do not qualify for hedge accounting, our results of operations could experience greater volatility.

Although we devote a considerable amount of management time and effort to these risk management strategies, we cannot eliminate all the risks associated with these activities. As a result of these and other factors, we cannot predict with precision the effects that risk management decisions may have on our results of operations, financial condition and liquidity.

We face exposure to changes in commodity prices, which can affect the liquidity required to fulfill credit support requirements and which may materially adversely affect our results of operations and financial condition.

Currently, some of the agreements to sell the power produced by our nuclear power plants contain provisions that require us to provide credit support to secure our obligations under these agreements. These credit support requirements and terms will replace the credit support that Entergy had previously provided for these sales agreements. Under some of these sales agreements, we will be required to provide credit support based upon the difference between the current market and contracted power prices in the regions where we sell power. In addition, some credit support will remain at a fixed value for the duration of the contract. Market prices may fluctuate substantially, sometimes over relatively short periods of time, and at other times market prices may experience sustained increases or decreases. Entergy traditionally relied primarily upon corporate guarantees to provide the necessary credit support under these agreements, while we will use a combination of letters of credit, cash and liens on our assets after the consummation of the separation.

As of September 30, 2009, based on power prices at that time, Entergy had in place as credit support $398 million of collateral, consisting primarily of Entergy Corporation guarantees for wholesale transactions of the non-utility nuclear business, but also including $20 million of guarantees that support letters of credit and $2 million of cash collateral. In the event of a decrease in Entergy’s credit rating to below investment grade based on power prices as of September 30, 2009, Entergy would have been required to provide approximately $85 million of additional cash or letters of credit under some of the agreements.

Reductions in our credit quality or changes in the market prices of energy commodities could change the form of credit support or increase the cash collateral required to be posted in connection with hedging and risk management activities, which could limit our liquidity flexibility and otherwise materially adversely affect our results of operations, financial condition and liquidity.

We are exposed to the risk that hedge counterparties may not meet their obligations, which may materially adversely affect our business.

Our hedging and risk management activities are exposed to the risk that counterparties that owe us money, energy or other commodities will not fulfill their obligations to us. Currently, some of the hedging agreements contain provisions that require the counterparties to provide credit support to secure their obligations to us. If the counterparties to these arrangements fail to perform, we might be forced to take action upon the credit support provided and establish alternative hedging arrangements or draw on the credit support provided to us by the counterparties, which credit support may not always be adequate to cover the related obligations. In such event, we might incur losses in addition to amounts, if any, already paid to the counterparties.

We are dependent on EquaGen for the operation of our nuclear power plants. We will not be able to easily replace this service provider, or the expertise of its employees, for the operation of our nuclear power plants, and, if our long-term operating contracts are breached or otherwise terminated, we may be materially adversely affected.

Immediately prior to the separation, we will form a joint venture with equal ownership with Entergy called EquaGen. The Joint Venture Agreements set out the terms governing the formation and management of EquaGen. EquaGen is expected to operate and maintain our nuclear power plants.

The terms governing the operation and maintenance of each of our nuclear power plants are set forth in the Operating Agreements. Under the Operating Agreements, Entergy Nuclear Operations, a wholly-owned subsidiary of EquaGen, will be responsible for operating and making capital improvements to each of our nuclear power plants and maintaining permits and approvals in accordance with good utility practice, applicable laws and regulations, the applicable Nuclear Regulatory Commission Operating License and the budgets approved by us for each of our six operating nuclear power plants. Entergy Nuclear Operations will operate as a Nuclear Regulatory Commission-licensed entity, and any new operator would have to be approved by the Nuclear Regulatory Commission prior to replacement. We will be dependent on Entergy Nuclear Operations for the operation of our plants, and we will not be able to easily replace Entergy Nuclear Operations for the operation of our plants without additional expense. If the Operating Agreements are breached or otherwise terminated, we may be materially adversely affected. For example, the Operating Agreements and the Joint Venture Agreements provide that if EquaGen is operating four or fewer of our nuclear power plants, then the Operating Agreements for the remaining nuclear power plants will be terminated if the Board of EquaGen has not exercised its right to override the automatic termination. If the Board of EquaGen decided to not override automatic termination of the Operating Agreements, we may (if Entergy elects to exercise its rights under the Joint Venture Agreements) be obligated to either purchase the subsidiaries of EquaGen that carry on its “third party” business, or purchase Entergy’s 50% membership interest in EquaGen. We may not have sufficient cash to fulfill these obligations, if they are triggered, or we may experience pressure on our liquidity as a result of the obligation to purchase either the subsidiaries of EquaGen or Entergy’s 50% membership interest in EquaGen.

EquaGen will also enter into Shared Services Agreements with subsidiaries of Entergy. Under these agreements, EquaGen will obtain certain management and technical services that it in turn provides to us through the Operating Agreements with Entergy Nuclear Operations.

New or existing safety concerns regarding operating nuclear power plants and nuclear fuel could lead to restrictions upon the operations at our nuclear power plants.

New and existing concerns have been expressed in public forums about the safety of nuclear power plants and nuclear fuel, in particular in the Northeast United States, which is where five of our six nuclear power plants are located. These concerns have led to, and are expected to continue to lead to, various proposals to federal regulators as well as some state and local governing bodies in some localities where we own nuclear power plants for legislative and regulatory changes that could lead to the shut-down of nuclear units, denial of license extension applications, municipalization of nuclear power plants, restrictions on nuclear power plants as a result of unavailability of sites for spent nuclear fuel storage and disposal, or other adverse effects on owning and operating nuclear power plants. If any of the existing proposals, or any proposals that may arise in the future, relating to legislative and regulatory changes become effective, they could have a material adverse effect on our results of operations, financial condition and liquidity.

We may be required to pay substantial retrospective premiums imposed under the Price-Anderson Act in the event of a nuclear incident, and losses not covered by insurance could have a material adverse effect on our results of operations, financial condition or liquidity.

Accidents and other unforeseen problems at nuclear power plants have occurred both in the United States and elsewhere. The consequences of an accident can be severe and include personal injury, loss of life and property damage. The Price-Anderson Act limits each reactor owner’s public liability (off-site) for a single nuclear incident to the payment of retrospective premiums into a secondary insurance pool of up to approximately $117.5 million per reactor we own (our maximum total contingent obligation per incident is $705 million). With 104 reactors currently operating in the United States, this translates to a total public liability cap of approximately $12.2 billion per incident. The limit is subject to change to account for the effects of inflation, a change in the primary limit of insurance coverage and changes in the number of licensed reactors. As required by the Price-Anderson Act, we carry the maximum available amount of primary nuclear liability insurance with American Nuclear Insurers (currently $300 million for each operating site). Claims for any nuclear incident exceeding that amount are covered under the retrospective premiums paid into the secondary insurance pool. As a result, in the event of any nuclear incident that causes damages (off-site) in excess of the $300 million in primary liability insurance coverage, each owner of a nuclear plant reactor, regardless of fault or proximity to the incident, will be required to pay a retrospective premium, equal to its proportionate share of the loss in excess of the $300 million primary level, up to a maximum of $117.5 million per reactor per incident. The retrospective premium payment is currently limited to $17.5 million per year per reactor until the aggregate public liability for each licensee is paid up to the $117.5 million cap. Nuclear accident damage to on-site facilities is covered by Nuclear Electric Insurance Limited up to the limits of the primary and excess property policies in force at the time of the accident. We maintain property insurance for our nuclear units in excess of the Nuclear Regulatory Commission’s minimum requirement of $1.06 billion per site for nuclear power plant licensees. For additional details, see the section entitled “Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Regulations Generally Applicable to Our Business—Price-Anderson Act.”

We may incur substantial costs to fulfill obligations related to environmental and other matters.

Our business is subject to extensive environmental regulation by local, state and federal authorities. These laws and regulations affect the manner in which we conduct our operations and make capital expenditures. These laws and regulations also affect how we manage air emissions, discharges to water, solid and hazardous waste storage and disposal, cooling and service water intake, the protection of threatened and endangered species, hazardous materials transportation and similar matters. Federal, state and local authorities continually revise these laws and regulations, and the laws and regulations are subject to judicial interpretation and to the permitting and enforcement discretion vested in the implementing agencies. Developing and implementing plans for facility compliance with these requirements can lead to capital, personnel and operation and maintenance expenditures. Violations of these requirements can subject us to enforcement actions, capital expenditures to bring existing facilities into compliance, additional operating costs or operating restrictions to achieve compliance, remediation and clean-up, civil penalties, criminal prosecution and exposure to third-parties’ claims for alleged health or property damages or for violations of applicable permits or standards. In addition, we are subject to liability under these laws for the costs of remediation of environmental contamination of property now or formerly owned or operated by us and of property contaminated by hazardous substances we generate.

For example, we will face increased costs as a result of joining a groundwater monitoring initiative program after the detection of radioactive material, primarily tritium, in groundwater at several plants in the United States, including our Indian Point Energy Center. In addition to tritium, other radionuclides, such as strontium, have been detected in on-site groundwater at Indian Point Energy Center. Lower levels of tritium have also been found at the Pilgrim and Palisades plants, and those sites are currently in the investigatory phase to address these findings. In cooperation with regulators and interested parties, we have completed a comprehensive site characterization and groundwater investigation at Indian Point Energy Center. Removal of the expected contamination source has now been completed. In October 2007, the EPA announced that it was consulting with the Nuclear Regulatory Commission and the New York State Department of Environmental Conservation regarding Indian Point Energy Center. The EPA stated that after reviewing data it confirmed with the New York State Department of Environmental Conservation that there have been no violations of federal standards for radionuclides in drinking water supplies.

As another example, in November 2003, the New York State Department of Environmental Conservation issued a draft permit indicating that closed cycle cooling would be considered the “best technology available” for minimizing alleged adverse environmental impacts attributable to the intake of cooling water at Indian Point 2 and Indian Point 3, subject to a feasibility determination and alternatives analysis for that technology, if Entergy applied for and received Nuclear Regulatory Commission license renewal at Indian Points 2 and 3. Upon its becoming effective, the draft permit would also require payment of approximately $24 million annually, and an annual 42 unit-day outage period, until closed cycle cooling is implemented. We are participating in the administrative process to request that the draft permit be modified prior to final issuance and we oppose any requirement to install cooling towers or to begin annual outages at Indian Point 2 and Indian Point 3. We notified the New York State Department of Environmental Conservation that the cost of retrofitting Indian Point 2 and Indian Point 3 with cooling towers likely would cost, in 2003 dollars, at least $740 million in capital costs and an additional $630 million in lost generation power replacement costs during construction. Due to fluctuations in power pricing and because a retrofitting of this size and complexity has never been undertaken, significant uncertainties exist in these estimates and, therefore, could be materially higher than estimated.

Our other generation facilities are in the process of reviewing data, considering implementation options and providing information required by the EPA and the implementing (delegated) states concerning cooling water intake structures. At the request of EPA Region 1 (Boston), Entergy submitted extensive data to the agency in July 2008 concerning cooling water intake impacts at the Pilgrim nuclear power plant. Analysis of what technologies may be appropriate for Pilgrim continues, but it appears at this point that cooling towers are not feasible due to restrictions in the plant’s condenser design and capacity. Other technologies, such as variable speed pumps and the relocation of the cooling water intake, are under consideration if monitoring indicates that any action needs to be taken at the station. Deadlines for determining compliance with Section 316(b) of the Clean Water Act, which regulates cooling water intake structures, and for any required capital or operational expenditures are unknown at this time due to the recent reversal by the United States Supreme Court of an earlier remand of the rule interpreting that provision to the EPA by the U.S. Court of Appeals for the Second Circuit. See the section entitled “Environmental Matters—Clean Water Act.” As a result, we cannot predict the future cost of compliance with Section 316(b) and any related state regulations although such amounts could be significant.

We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, or if we fail to obtain, maintain or comply with any such approval, the operation of our facilities could be stopped or become subject to additional costs. For more information, reference is made to the sections entitled “Environmental Matters” and “Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Regulations Generally Applicable to Our Business.”

We face the risk that the Nuclear Regulatory Commission will change or modify its regulations or suspend or revoke our licenses, which could materially adversely affect our results of operations, financial condition and liquidity.

Under the Atomic Energy Act and Energy Reorganization Act, the Nuclear Regulatory Commission heavily regulates nuclear power plants. The Nuclear Regulatory Commission may modify, suspend or revoke licenses, shut down a nuclear facility and impose civil penalties for failure to comply with the Atomic Energy Act, related regulations or the terms of the licenses for nuclear facilities. A change in the Atomic Energy Act or the applicable regulations or licenses may require a substantial increase in capital expenditures or may result in increased operating or decommissioning costs and could materially adversely affect our results of operations, financial condition and liquidity. Events at nuclear power plants owned by others, as well as those owned by us, may cause the Nuclear Regulatory Commission to initiate such actions. As a result, if an incident did occur at any nuclear generating unit—whether owned by us or not—it could materially adversely affect our results of operations, financial condition and liquidity.

We rely on power transmission facilities that we do not own or control and are subject to transmission constraints within the New England, New York and Midwest markets. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver wholesale electric power to our customers and we may either incur additional costs or forgo revenues.

We depend on transmission facilities operated by the Independent System Operator New England, the New York Independent System Operator and the Midwest Independent System Operator in New England, New York and the Midwest, respectively, and on transmission systems owned and operated by others to deliver the wholesale power we sell from our power generation plants to our customers. If transmission is disrupted, if the transmission capacity infrastructure is inadequate or if the rules related to transmission service are materially altered, our ability to sell and deliver wholesale power may be materially adversely affected, causing us to incur additional costs or forego revenues.

Protecting against potential terrorist activities requires significant capital expenditures and a successful terrorist attack could materially adversely affect our business.

As power generators, we face heightened risk of an act or threatened act of terrorism, either a direct act against one of our generation facilities or an inability to operate as a result of systemic damage resulting from an act against the transmission and distribution infrastructure that we use to transport our power. In particular, we may experience increased capital and operating costs to implement increased security for our nuclear power plants, such as additional physical facility security and additional security personnel. We may be required to expend material amounts of capital to repair any facilities, the expenditure of which could materially adversely affect our results of operations, financial condition and liquidity.

Market performance and other changes may decrease the value of EquaGen benefit plan assets, which then could require significant additional funding.

EquaGen will maintain pension and postretirement benefit plans on behalf of certain of its employees, and if, as a result of Entergy’s transfer of pension and postretirement benefit plans to EquaGen in connection with the separation, Entergy is required to post a surety bond, letter of credit, guarantee or other credit support instrument in favor of a third party, we will be required to reimburse Entergy for any liability Entergy incurs in connection with the posting of such credit support instruments. The performance of the capital markets affects the values of the assets held in trust under pension and postretirement benefit plans such as those that will be maintained by EquaGen. A decline in the market value of the assets may increase the funding requirements relating to the associated pension plan liabilities. The recent significant volatility in the stock market has affected the market value of these assets, which may affect the planned levels of contributions in the future. Additionally, changes in interest rates will affect the liabilities under those pension plans, or current payment obligations under those postretirement benefit plans; as interest rates decrease, the liabilities or the valuation of the current payment obligations increase, potentially requiring additional funding or current payment obligations. The funding requirements or the valuation of the current payment obligations related to those pension and postretirement benefit plans can also increase as a result of changes in retirements, life expectancy assumptions or federal regulations. Guidance pursuant to the Pension Protection Act of 2006, effective for the 2008 plan year and beyond, which includes guidance regarding minimum funding requirements, continues to be refined and interpreted through technical corrections bills and discussed within the industry and by congressional lawmakers. Any changes to the Pension Protection Act of 2006 as a result of these discussions and efforts may affect the level of pension contributions in the future. These considerations could materially adversely affect our financial condition because we will be responsible, under the Joint

Venture Agreements, the Operating Agreements or otherwise, for costs attributable to EquaGen employee compensation generally and for making payment to EquaGen in amounts that would enable it to satisfy the minimum funding obligations under its pension plans. See the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Critical Accounting Estimates—Qualified Pension and Other Postretirement Benefits” and Note 7 to the financial statements.

Market performance and other changes may decrease the value of assets in the decommissioning trusts, which then could require significant additional funding.

In connection with the purchase of the Pilgrim, Palisades, Vermont Yankee and Indian Point 2 nuclear power plants, we received decommissioning trusts to fund our obligation to decommission those plants, whereas for the Indian Point 3 and FitzPatrick plants purchased in 2000, we executed decommissioning agreements with the seller of those plants that specify our decommissioning obligations when we decommission those plants. Under the decommissioning agreements for Indian Point 3 and FitzPatrick, the seller of those nuclear power plants retained the decommissioning trusts and the decommissioning liabilities for those nuclear power plants. The performance of the capital markets affects the values of the debt and equity securities held in the decommissioning trusts. We have significant decommissioning obligations and there are significant assets in these trusts. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. A decline in the market value of the assets may increase the funding requirements of these obligations. Additionally, the level of decommissioning funding assurance provided by existing trust assets at any given time will be impacted by future actual or projected increases in decommissioning costs relative to actual and projected future earnings on the trust assets; these variables are affected by a variety of factors including market performance, interest rates and inflation.

In the last year we experienced declines in the market value of assets held in the trust funds for meeting our decommissioning funding assurance obligations for our plants. This has adversely affected our ability to demonstrate compliance with the Nuclear Regulatory Commission’s requirements for providing financial assurance for decommissioning funding for some of our plants. On June 18, 2009, the Nuclear Regulatory Commission issued letters indicating that the Nuclear Regulatory Commission staff had concluded that there were shortfalls in the amount of decommissioning funding assurance provided for Indian Point 2, Vermont Yankee, and Palisades. The Nuclear Regulatory Commission staff conducted a telephone conference with us on this issue on June 29, 2009, and we agreed to make a submittal addressing the decommissioning funding assurance for these plants by August 13, 2009. This is summarized in a Nuclear Regulatory Commission letter dated July 9, 2009. In our August 13, 2009 submittal, we provided updated analyses to the Nuclear Regulatory Commission which indicated that there is no current shortfall in the amounts of the required decommissioning funding assurance for Palisades and Indian Point 2, based upon our balances as of July 31, 2009, and an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, as permitted by the Nuclear Regulatory Commission’s rules. For Vermont Yankee, we concluded that, when using the July 31, 2009 trust fund balance, and based on an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, there was a shortfall of approximately $58 million, which could be satisfied with a cash contribution to a decommissioning trust of approximately $51 million, or by using another financial assurance mechanism in the amount of approximately $58 million. By letter dated September 29, 2009, the Nuclear Regulatory Commission requested further information regarding plans to address the shortfall in decommissioning funding assurance for Vermont Yankee, and we responded in a letter dated October 29, 2009. Based on the trust fund balance as of September 30, 2009, the shortfall had decreased from $58 million to $40 million. This $40 million shortfall can be satisfied with a $40 million guarantee from Entergy Corporation, which is expected to be provided by December 31, 2009. The guarantee will terminate shortly after our separation from Entergy Corporation, and we may need to provide substitute financial assurance for decommissioning in the form of a $40 million letter of credit, or by making a cash contribution to a trust fund in the amount of approximately $35 million.

The decommissioning trust fund assets for our nuclear power plants may not be adequate to meet decommissioning obligations if one or more of our nuclear power plants is retired earlier than the anticipated shutdown date or if current regulatory requirements change which then could require additional funding.

Under Nuclear Regulatory Commission regulations, we are permitted to project the Nuclear Regulatory Commission-required decommissioning amount based on a Nuclear Regulatory Commission formula and the amount in each of our nuclear power plant’s decommissioning trusts. The projections are made based on the scheduled shutdown date and the mid-point of the subsequent decommissioning process for each of our nuclear power plants, with the earliest scheduled shutdown being Vermont Yankee in 2012. As a result, if the projected amount of our decommissioning trusts exceeds the projected Nuclear Regulatory Commission-required decommissioning amount, then our decommissioning obligations are considered to be funded in accordance with Nuclear Regulatory Commission regulations. In the event the Nuclear Regulatory Commission’s formula does not sufficiently reflect the actual costs we would be required to incur to decommission our nuclear power plants, and if the decommissioning trusts do not contain sufficient funds to complete decommissioning when required, additional resources would be required. Furthermore, depending upon the level of funding available in the trust funds, the Nuclear Regulatory Commission may not permit the trust funds to be used to pay for related costs such as the management of spent nuclear fuel that are not included in the formula. The Nuclear Regulatory Commission may also require a separate plan for the funding of spent fuel management costs. In addition to Nuclear Regulatory Commission requirements, certain of the states in which our nuclear power plants are located have imposed other decommissioning related obligations, which we believe we will be able to satisfy. In connection with obtaining regulatory approval for the separation from the New York Public Service Commission, we have proposed backstop assurance for site restoration of Indian Point to the extent that projections show that site restoration will not be covered by surplus decommissioning funds, which may require additional funding. With respect to the decommissioning trusts for Vermont Yankee, Indian Point 2 and Palisades, the total amount in each of those trusts as of December 31, 2008 would not have been projected to be sufficient to initiate and complete the immediate near-term decommissioning of the respective unit at the end of the operating life for each unit if the decommissioning costs were to match the Nuclear Regulatory Commission formula amounts, but rather the funds were projected to be sufficient to place the unit in a condition of safe storage status pending future completion of decommissioning. For example, based upon projections as of December 31, 2008 and the current operating life, we would be required to rely on other capital resources to fund the decommissioning obligations unless the completion of decommissioning could be deferred during some number of years of safe storage status. This is also true if we decide to shutdown one of our nuclear power plants earlier than the scheduled shutdown date. In such a case, we may be unable to rely upon only the decommissioning trust to fund the entire decommissioning obligations, which would require us to obtain funding from other sources. For Vermont Yankee, as described in the preceding risk factor, we concluded that, when using the September 30, 2009 trust fund balance, based upon an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, there was a shortfall of approximately $40 million. This $40 million shortfall can be satisfied with a $40 million guarantee from Entergy Corporation, which is expected to be provided by December 31, 2009. The guarantee will terminate shortly after our separation from Entergy Corporation, and we may need to provide substitute financial assurance for decommissioning in the form of a $40 million letter of credit, or by making a cash contribution to a trust fund in the amount of approximately $35 million. Further, federal or state regulatory changes, including mandated increases in decommissioning funding, may also increase the funding requirements of, or accelerate the timing for funding of, the obligations related to the decommissioning of our nuclear power plants. As a result, under any of these circumstances, our liquidity and financial condition could be materially adversely affected.

Licenses from the Nuclear Regulatory Commission necessary to operate our power plants will expire beginning in 2012 unless the Nuclear Regulatory Commission approves our applications to renew those licenses, and in some instances, state certifications are also required for the renewal of those licenses. A failure to renew the licenses could have a material adverse effect on our operations and lead to an increase in decommissioning costs and depreciation rates.

The operating licenses for Vermont Yankee, Pilgrim, Indian Point 2 and Indian Point 3 expire in 2012 to 2015. License renewal applications are pending at the Nuclear Regulatory Commission for four of our nuclear power plants, and are the subject of public and local political debate as well as state permitting requirements. Various parties have expressed opposition to the pending license renewal applications. There is an ongoing proceeding before the Atomic Safety and Licensing Board of the Nuclear Regulatory Commission and contentions have been admitted for litigation regarding the Indian Point License renewals. The Atomic Safety and Licensing Board has completed its proceedings regarding Vermont Yankee, but the New England Coalition filed a petition for Nuclear Regulatory Commission review of the Atomic Safety Licensing Board’s decision on July 23, 2009. Finally, with respect to the Pilgrim license renewal, the Nuclear Regulatory Commission has issued decisions resolving most of the issues that were previously on appeal, but the Nuclear Regulatory Commission has asked for further briefing regarding one final issue, which could later be referred back for further proceedings before the Atomic Safety and Licensing Board.

In relation to Indian Point 2 and Indian Point 3, the New York Department of Environmental Conservation has taken the position that Indian Point must obtain a new state-issued Clean Water Act Section 401 water quality certification as part of the license renewal process. Indian Point also must obtain a Coastal Zone Management Act consistency determination from the NY Department of State prior to getting its renewed license. For a discussion concerning the status of our efforts to obtain these certifications and determinations, see the section entitled “Environmental Matters—Clean Water Act.”

In addition to the Nuclear Regulatory Commission license renewal process with respect to Vermont Yankee, the Vermont Public Service Board will need to amend the certificate of public good held by Entergy Vermont Yankee, LLC and Entergy Nuclear Operations, which also requires Vermont legislative approval, and the Vermont Public Service Board and the Vermont legislature must approve and issue a certificate of public good for the continued operation of Vermont Yankee and storing of spent fuel generated in Vermont after March 21, 2012. We have filed with the Vermont Public Service Board an application (as required by Vermont law) for approval of continued operation and storage of spent nuclear fuel generated after that date. Under Vermont law, the Vermont General Assembly must approve Entergy’s request. During its 2009 session, which concluded in May, several committees of the Vermont General Assembly held hearings on Vermont Yankee, but no bill or resolution was introduced for approval of continued operation and storage of spent nuclear fuel generated after March 21, 2012. We expect that the Vermont General Assembly will consider authorizing continued operation of Vermont Yankee and spent fuel storage during its 2010 session, which begins in January. If the Nuclear Regulatory Commission or the states in which our nuclear power plants are located, to the extent applicable, do not renew the operating licenses for one or more of these plants, or do not otherwise take the necessary actions for the continued operation of our plants, our results of operations could be materially adversely affected by loss of revenue associated with the plant or plants, increased depreciation rates and accelerated and increased decommissioning costs. In addition, we may incur increased operating costs depending on any conditions that may be imposed in connection with license renewal.

We depend upon our senior management and our business may be adversely affected if we cannot retain senior management.

Our business is highly regulated and very complex and the operation of our business requires specialized industry, technical and regulatory knowledge. As a result, our success depends upon the retention of Richard J. Smith, John R. McGaha, Dean Keller, Steven J. Agresta and Carolyn C. Shanks, who have developed specialized experience with nuclear generation, operation and services. We might not be able to find qualified replacements for the members of our senior management team if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively implement our business plan.

Our business, financial condition and results of operations could be adversely affected by strikes, work stoppages or a slow down by employees and contractors at EquaGen, and we may face difficulties in competing for qualified workers as our workforce retires.

As of September 30, 2009, approximately 49.5% of the employees at Entergy Nuclear Operations who operate and maintain our nuclear power plants and, at four sites, provide security services to our nuclear power plants, were covered by collective bargaining agreements. The security services at one of our sites are provided by a security contractor. As of September 30, 2009, approximately 114 individuals employed by the security contractor at one site were covered by a collective bargaining agreement. Because these employees and contractor employees are covered by collective bargaining agreements, we face a risk of work stoppages or slowdowns if our union employees or the union employees of contractors strike or engage in other forms of work stoppages or disruption when applicable collective bargaining agreements expire, and we could experience reduced power generation or outages if Entergy Nuclear Operations does not have sufficient personnel to operate or provide security services for the plants. Entergy Nuclear Operations has strike contingency plans to assure safe operation of its plants and compliance with Nuclear Regulatory Commission requirements, but whether Entergy Nuclear Operations will have adequate personnel, by direct employment, contract, or otherwise to continue operating an affected plant in such circumstances is uncertain. Strikes, work stoppages or slowdowns, or the inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on our results of operations, financial condition and liquidity.

In addition, a number of our employees at our plants are close to retirement. The market for skilled nuclear power plant employees is very competitive because of the technical skills and knowledge necessary to operate a nuclear power plant. As our workforce retires, we will face increased costs to recruit and retain new employees, and if we are unable to replace our retiring workers, we could experience potential knowledge and expertise gaps.

Our business is subject to substantial governmental regulation and may be adversely affected by legislative, regulatory or market design changes, as well as liability under, or any future inability to comply with, existing or future regulations or requirements.

Our business is subject to extensive federal, state and local laws and regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

Public utilities under the Federal Power Act are required to obtain Federal Energy Regulatory Commission acceptance of their rate schedules for wholesale sales of electricity. Each of our nuclear power plants, as well as Entergy Nuclear Power Marketing, LLC, is a “public utility” under the Federal Power Act by virtue of making wholesale sales of electric energy. The Federal Energy Regulatory Commission has granted these generating and power marketing companies the authority to sell electricity at market-based rates. The Federal Energy Regulatory Commission’s orders that grant our generating and power marketing companies market-based rate authority reserve the right to revoke or revise that authority if the Federal Energy Regulatory Commission subsequently determines that we can exercise market power in transmission or generation, create barriers to entry, or engage in abusive affiliate transactions. In addition, our market-based sales are subject to certain market behavior rules, and if any of our generating and power marketing companies were deemed to have violated one of those rules, they would be subject to potential disgorgement of profits associated with the violation and/or suspension or revocation of their market-based rate authority and potential penalties of up to $1 million per day per violation. If our generating or power marketing companies were to lose their market-based rate authority, such companies would be required to obtain the Federal Energy Regulatory Commission’s acceptance of a cost-of-service rate schedule and could become subject to the accounting, record-keeping and reporting requirements that are imposed on utilities with cost-based rate schedules. This could have an adverse effect on the rates we charge for power from our facilities.

We are also affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs, cost allocations and bidding rules imposed by the existing Independent System Operators. The Independent System Operators that oversee most of the wholesale power markets impose, and in the future may continue to impose, mitigation, including price limitations, offer caps and other mechanisms, to address some of the volatility and the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may have an adverse effect on the profitability of our generation facilities that sell energy and capacity into the wholesale power markets.

The regulatory environment applicable to the electric power industry has undergone substantial changes over the past several years as a result of restructuring initiatives at both the state and federal levels. These changes are ongoing and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism and claims that the competitive marketplace is not working because energy prices in wholesale markets exceed the marginal cost of operating nuclear power plants, as well as proposals to re-regulate the markets, impose a generation tax or require divestiture by generating companies to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process, which could require material changes to our business planning models. If competitive restructuring of the electric power markets is reversed, modified, discontinued or delayed, our results of operations, financial condition and liquidity could be materially adversely affected.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Entergy.

We may be unable to achieve the full strategic and financial benefits that we expect will result from our separation from Entergy or such benefits may be delayed or may not occur at all. For example, there can be no assurance that analysts and investors will regard our corporate structure as clearer and simpler than the current Entergy corporate structure or place a greater value on our company as a stand-alone company than on our business being a part of Entergy. As a result, in the future, the aggregate market price of Entergy’s common stock and our common stock as separate companies may be less than the market price per share of Entergy’s common stock had the separation and distribution not occurred.

We are being separated from Entergy, our parent company, and, therefore, we have no operating history as a separate, publicly-traded company.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Entergy as part of its broader corporate organization, rather than as a separate, publicly-traded company. Entergy or one of its affiliates performed various corporate functions for us, including, but not limited to, accounts payable, cash management, treasury, tax administration, legal, regulatory, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Entergy for these and similar functions. These allocations may be inconsistent with what the allocations could have been had we operated as a separate, publicly-traded company.

•	Currently, our business is integrated with the other businesses of Entergy. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and certain customer relationships. While we expect to enter into the Joint Venture Agreements and short-term transition agreements that will govern certain commercial and other relationships among us, Entergy, EquaGen and Entergy’s other businesses, those contractual arrangements may not capture the benefits our business has enjoyed as a result of being integrated with Entergy and its other businesses. The loss of these benefits of scope and scale may have an adverse effect on our business, results of operations, financial condition and liquidity following the completion of the separation.

•	Subsequent to the completion of our separation, the borrowing costs for our business may be higher than Entergy’s borrowing costs and our borrowing costs as reflected in our historical financial statements prior to our separation. Please see the section entitled “Description of Material Indebtedness.”

We may be unable to make, on a timely basis, the changes necessary to operate as a separate, publicly-traded company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, Entergy or EquaGen will be contractually obligated to provide to us only those services specified in the agreements we enter into with Entergy or EquaGen in connection with the separation. If any services provided by Entergy or EquaGen are not covered by the various agreements we will enter into with Entergy or EquaGen, we may be unable to replace, on comparable terms, the services that Entergy or EquaGen previously provided to us (e.g., legal, accounting and internal controls compliance services). Also, upon the expiration or termination of the Joint Venture Agreements, the Operating Agreements, the Shared Services Agreements or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that in some instances we may incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if Entergy or EquaGen does not continue to perform effectively the services that are called for under the Joint Venture Agreements, the Operating Agreements, the Shared Services Agreements and the other agreements, we may not be able to operate our business effectively and our profitability may decline. For more information, please see the section entitled “Certain Relationships and Related Party Transactions.”

We will be responsible for certain contingent and other corporate liabilities related to the existing non-utility nuclear business of Entergy.

Under the Separation and Distribution Agreement, we will assume and be responsible for certain contingent and other corporate liabilities related to the existing non-utility nuclear business of Entergy (including associated costs and expenses, whether arising prior to, at or after the distribution). Under the Separation and Distribution Agreement, contingent liabilities are defined as: liabilities that have accrued as of the separation (based on then existing law), the existence or scope of which was not acknowledged, fixed or determined due to a dispute or other uncertainty as of the separation or as a result of the failure of such liability to have been discovered or asserted as of the separation. Under the Separation and Distribution Agreement, liabilities that are not identified prior to the separation could come within the definition of contingent liabilities. Though we will attempt to identify contingent liabilities to be allocated as part of the separation, the Separation and Distribution Agreement will also require that contingent liabilities not identified as of the separation that related to the non-utility nuclear business be allocated to us. These contingent liabilities could include liabilities for environmental remediation matters, workforce related liabilities, and decommissioning liabilities, as well as potential liability for litigation, such as lawsuits related to asbestos personal injury that is ordinary routine litigation incidental to our business. In addition, under the Federal Income Tax Matters Agreement and the State Tax and Federal Non-Income Tax Matters Agreement, we will assume and be responsible for certain tax liabilities. We may be required to indemnify Entergy for these liabilities, which may have a material adverse effect on our results of operations, financial condition and liquidity. In addition, we may also be responsible for sharing other liabilities, if any, which do not relate to either our business or the business of Entergy. For a more detailed description of the Separation and Distribution Agreement, the Federal Income Tax Matters Agreement, the State Tax and Federal Non-Income Tax Matters Agreement and treatment of certain historical Entergy contingent and other corporate liabilities, see the sections entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Tax Matters Agreements - Post-Separation,” “Certain Relationships and Related Party Transactions—Agreements with Entergy—Separation and Distribution Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Entergy—Tax Matters Agreements.”

Following the separation, we will have substantial indebtedness, which could negatively affect our financing options and liquidity position.

Because of the debt we intend to incur in connection with the separation, on a pro forma basis as of September 30, 2009, we would have had approximately $4.2 billion of long-term indebtedness—comprised of $3.5 billion in long-term unsecured bonds, up to $500 million of debt securities, the proceeds of which would be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit, and $171.3 million of pre-separation debt primarily related to the original purchase of certain of our assets—and, on a pro forma basis for the year ended December 31, 2008, we would have had annual interest expense of approximately $404 million.

The extent to which we are leveraged could:

•	reduce our credit rating and limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us, or at all;

•	require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes and also limiting our ability to service our debt in the future;

•	restrict actions we may take when operating our business, including restrictions on entering into new contracts or requirements to post cash collateral or otherwise support existing hedging or forward sale agreements; and

•	make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures, and restrict our ability to react to changes in the economy or our industry.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

We expect that the covenants in the indenture governing our notes will restrict our ability to create or permit certain liens and to consolidate, merge or convey, transfer or lease our properties and assets substantially as an entirety. In addition, we expect that the terms of our proposed senior secured credit facility will restrict our ability to take certain actions to some extent, including our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of our capital stock;

•	repurchase our capital stock;

•	make investments or other restricted payments;

•	engage in transactions with affiliates;

•	create or permit certain liens;

•	sell or otherwise dispose of assets; and

•	engage in mergers and acquisitions.

Our senior secured credit facility also includes a requirement that we meet specified financial ratios in certain circumstances that could affect our ability to borrow under the facility. Events beyond our control could impair our ability to satisfy this requirement. As long as our indebtedness remains outstanding, these restrictive covenants could impair our ability to expand or pursue our growth strategy. In addition, the breach of any covenants or any payment obligations in any of these debt agreements will result in an event of default under the applicable debt instrument. If there were an event of default under one of our debt agreements, the holders of the defaulted debt may have the ability to cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt agreements, including our notes. Substantially all of our assets (excluding fee owned and leasehold real property located in the State of New York) will be pledged to secure the outstanding indebtedness under our senior secured credit facility and certain lien-based hedging arrangements and secured credit support facilities in respect of hedging. Forced repayment of some or all of our indebtedness would reduce our available cash and have an adverse impact on our financial condition and results of operations. If we were unable to repay, refinance or restructure our indebtedness under our secured debt agreements, the lenders under such agreements could proceed against the collateral securing that indebtedness. See the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources.”

Our credit rating and regulatory restrictions may affect our financing transactions in the future, including the interest rate charged on financings and the amounts of indebtedness available to us.

Following the separation, our credit ratings are expected to be below investment grade, which is below the current ratings of Entergy. Differences in credit ratings affect the interest rate charged on financings, as well as the amounts of indebtedness and types of financing structures that may be available to us. Regulatory restrictions and the terms of our indebtedness will limit our ability to raise capital through our subsidiaries, pledge the stock of our subsidiaries, encumber the assets of our subsidiaries and cause our subsidiaries to guarantee our indebtedness. Further, issuances of equity securities will be subject to limitations imposed on us in the Federal Income Tax Matters Agreement.

Some of our debt, including borrowings under our senior secured credit facility, could be based on variable rates of interest, which could result in higher interest expenses in the event of an increase in interest rates.

In the future, we could be exposed to fluctuations in variable interest rates. This increases our exposure to fluctuations in market interest rates. Amounts borrowed under our senior secured credit facility will be based on variable rates of interest. The interest rates on those borrowings will vary depending on a fluctuating base rate or a rate based off of LIBOR at our selection. If these rates rise, the interest rate on this debt will also increase. Therefore, an increase in these rates may increase our interest payment obligations and have a negative effect on our cash flow and financial position. See the section entitled “Description of Material Indebtedness—Senior Secured Credit Facility.”

The ownership by our executive officers and some of our directors of shares of common stock, options or other equity awards of Entergy may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Entergy, substantially all of our executive officers, including our chief executive officer and some of our non-employee director nominees, own shares of Entergy common stock, options to purchase shares of Entergy common stock or other equity awards based on Entergy common stock. Upon Entergy’s distribution of 80.1% of the shares of our outstanding common stock to Entergy shareholders, these options and other equity awards will be converted into options and other equity awards based in part on Entergy common stock and in part on our common stock. Accordingly, following Entergy’s distribution of 80.1% of the shares of our outstanding common stock to Entergy shareholders, these officers and non-employee directors will own shares of both Entergy and our common stock and hold options to purchase and other equity awards based on shares of common stock of both Entergy and us. The individual holdings of common stock, options to purchase common stock and other equity awards based on common stock of Entergy may be significant for some of these persons compared to these persons’ total assets. Ownership by our directors and officers, after the separation, of common stock, options to purchase common stock and other equity awards based on common stock of Entergy may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Entergy than the decisions do for us.

If the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, then our shareholders and/or Entergy could be required to pay U.S. federal income taxes.

The distribution is conditioned upon Entergy’s receipt of a private letter ruling from the IRS that certain requirements for the tax-free treatment of the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, are met. Entergy received a private letter ruling from the IRS to this effect. The initial private letter ruling from the IRS received by Entergy was issued before the exchange trust became a part of the plan. Therefore, Entergy submitted a request for a supplemental ruling to reflect the addition of the Exchange Trust Agreement and other changes. The IRS is expected to condition the supplemental ruling on a distribution by the trust of all shares of Enexus Energy common stock pursuant to one or more trust exchange offers and/or trust distributions within a specified period following the separation. It is possible that certain events not in Entergy’s control may prevent the exchange trust from distributing all shares of Enexus Energy common stock during the specified period, in which case the ruling may be inoperative as it relates to the trust distributions. In such event, any transfer of Enexus Energy shares pursuant to a trust exchange offer and/or any trust distribution could be taxable to Entergy and its shareholders as described below.

A private letter ruling from the IRS generally is binding on the IRS. The IRS, however, did not, and will not, rule on some requirements necessary for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. Therefore, in addition to obtaining the ruling from the IRS, Entergy has made it a condition to the distribution that Entergy obtain an opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, that the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, should qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be dependent on, among other things, certain assumptions and representations as to factual matters made by Entergy and us. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. For more information regarding the tax opinion and the private letter ruling, please see the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Notwithstanding receipt by Entergy of the ruling and opinion of counsel, the IRS could assert that the distribution, the transfer(s) pursuant to a trust exchange offer, and/or the trust distribution(s) do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS’ challenge to tax-free treatment were successful, our public shareholders who receive their common stock in Enexus Energy pursuant to one or more of those distributions and/or trust exchange offers and Entergy could be subject to significant U.S. federal income tax liability. In general, Entergy would be subject to tax as if it had sold the Enexus Energy common stock and securities in a taxable sale for their respective fair market values immediately before the completion of the applicable distribution, trust exchange offer, or trust distribution. Our public shareholders that receive Enexus Energy common stock in the distribution or any trust distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of Enexus Energy common stock that was distributed to them. Any transfer of Enexus Energy common stock to an Entergy shareholder in exchange for Entergy common stock would be a taxable exchange that could subject any shareholders who participated in the exchange either to tax on the difference between the fair market value of the Enexus Energy common stock received and the shareholder’s basis in the Entergy common stock exchanged therefor, or, in certain circumstances, to tax on a taxable distribution equal to the fair market value of the Enexus Energy shares of common stock received.

Our company could be materially adversely affected by a potential indemnity liability to Entergy if the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, are not treated as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (or are otherwise taxable to Entergy under Section 355(e) of the Code). In general, under the terms of the Federal Income Tax Matters Agreement we will enter into with Entergy in connection with the separation, if the distributions, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, failed to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (or is otherwise taxable to Entergy under Section 355(e) of the Code) and such failure was not the result of actions taken after the distributions by Entergy or us, we and Entergy would each be responsible for 50% of any taxes imposed on Entergy as a consequence. If the failure was the result of actions taken after the distributions by Entergy or us, the party responsible for the failure would be responsible for all taxes imposed on Entergy as a consequence. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Entergy—Tax Matters Agreements.” Our indemnification obligations to Entergy and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify Entergy and its subsidiaries and their respective officers and directors under the circumstances set forth in the Federal Income Tax Matters Agreement, we may be subject to substantial liabilities.

Our disclosure of the trust exchange offer and, if necessary, the distribution of our shares of common stock by the exchange trust to Entergy’s shareholders could depress our common stock price.

After the separation, the exchange trust created by Entergy for the benefit of Entergy and Entergy shareholders will beneficially own approximately 19.9% of our outstanding common stock, and Entergy has announced its intention to cause the exchange trust to dispose of its interest in us within a period of 18 months after the separation through either the trust exchange offer to Entergy’s shareholders or, if necessary, a subsequent distribution of our shares held by the exchange trust to Entergy’s shareholders. In addition, Entergy has the right, subject to certain conditions, to require us to file registration statements covering the exchange trust’s shares of our common stock. The exchange trust has agreed not to dispose of shares of our common stock, except in connection with any trust exchange offer, or, if necessary, as part of a distribution by the trust to Entergy’s shareholders (including a distribution prior to a merger by us or Entergy into a non-wholly owned subsidiary where we or Entergy, as the case may be, will not be the surviving entity or any other transaction where we or Entergy will cease to exist for U.S. federal income tax purposes). In any event, at the end of the trust’s term, the trust will distribute to Entergy’s shareholders any remaining shares of our common stock it holds. The disclosure of the trust exchange offer and, if necessary, the distribution of our shares of common stock by the exchange trust to Entergy’s shareholders, or the perception with respect to the timing of these events, could depress the price of our common stock. For a more detailed discussion, see the section entitled “The Separation—Exchange Trust.”

Following the distribution, our company and Entergy might not be able to engage in desirable strategic transactions and equity issuances due to certain tax laws and regulations and restrictions included in the Exchange Trust Agreement and Exchange Trust Registration Rights Agreement.

Entergy’s and our ability to engage in significant stock transactions could be limited or restricted after the distribution in order to preserve the tax treatment of the distribution with respect to Entergy. Even if the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, otherwise qualifies as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, it would be taxable to Entergy (but not to Entergy shareholders) under Section 355(e) of the Code, if the distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired directly or indirectly stock representing a 50% or greater interest, by vote or value, in the stock of either Entergy or us. Current U.S. federal income tax law creates a presumption that the distribution would be taxable to Entergy, but not to its shareholders, if either we or Entergy were to engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or value, in Entergy’s or our stock ownership during the four-year period that begins two years before the date of the distribution, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations generally provide that whether a transaction and a distribution are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, certain specific factors. These restrictions may prevent Entergy and us from entering into transactions that might be advantageous to their respective shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities. Thus, even if the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, if acquisitions of Entergy stock or Enexus Energy stock after the distribution cause Section 355(e) of the Code to apply, Entergy would recognize taxable gain as described above, but the distribution would result in no recognition of income, gain or loss by any Entergy shareholder (except as a result of cash received in lieu of a fractional share of our common stock).

The Federal Income Tax Matters Agreement imposes liability on us if we take actions that cause the distribution, together with certain related transactions, to fail to qualify as a tax-free transaction, including, in certain cases, redeeming equity securities, selling or otherwise disposing of a substantial portion of our assets or acquiring businesses or assets with equity securities, in each case, for a period of 24 months from the day after the distribution. Moreover, the Federal Income Tax Matters Agreement generally provides that we will be responsible for any taxes imposed on Entergy or us as a result of the failure of the distribution, together with certain related transactions, to qualify as a reorganization for U.S. federal income tax purposes under

Sections 355 and 368(a)(1)(D) of the Code (or as a result of the application of Section 355(e) of the Code) if such failure or taxes are attributable to certain post-distribution actions taken by or in respect of us (including our subsidiaries) or our shareholders, such as the acquisition of us by a third party at a time and in a manner that would cause such failure. For more information, please see the sections entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements with Entergy—Tax Matters Agreements.”

In addition, in connection with the Exchange Trust Agreement, we expect to enter into a registration rights agreement with Entergy, which will restrict us from engaging in any public sale or distribution of shares of our common stock during the period beginning one week before, and ending 10 days after, any exchange offer, through which Entergy may seek to offer the remainder of our outstanding common stock to Entergy’s shareholders. As a result, we may not have access to the equity capital markets at certain times during our first 18 months as a separate company, which may materially adversely affect our liquidity. In addition, under the Exchange Trust Agreement, until all of the shares in the trust are exchanged or distributed, the trustee will be prohibited from participating in any tender offer for our shares by us or a third party. This could limit our ability or the ability of a third party to engage in certain transactions that could result in our shareholders receiving a payment at a premium to the price of their shares.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that, on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	a shift in our investor base;

•	the price and availability of capacity and/or energy in the markets we serve;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating or financial performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Entergy distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any shareholder to sell our common stock following the separation, it is possible that some Entergy shareholders, including possibly some of our largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of Entergy common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds may likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Provisions in our certificate of incorporation, our by-laws, Delaware law and certain of the agreements we will enter into as part of the separation may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	a board of directors that is divided into three classes with staggered terms;

•	rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;

•	the right of our board of directors to issue preferred stock without shareholder approval; and

•	limitations on the right of shareholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see the section entitled “Description of Enexus Energy Stock—Certain Anti-takeover Effects.”

We believe these provisions are important for a new public company and protect our shareholders from coercive or otherwise potentially unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our shareholders.

In addition, certain provisions in the agreements we will enter into as part of the separation may prevent or delay an acquisition of our company. The Operating Agreements and the Joint Venture Agreements provide that if EquaGen is operating four or fewer of our nuclear power plants, then the remaining Operating Agreements are terminated if the board of EquaGen has not exercised its right to override the automatic termination. If the board of EquaGen decided to not override automatic termination of the Operating Agreements, we may be obligated (if Entergy elects to exercise its rights under the Joint Venture Agreements) to either purchase the subsidiaries of EquaGen that carry on its “third-party business,” or purchase Entergy’s 50% membership interest in EquaGen. For more information, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Entergy—Joint Venture Agreements—Exercise Event.” We may not have sufficient cash to fulfill these obligations, if they are triggered, or we may experience pressure on our liquidity as a result of the obligation to purchase either the subsidiaries of EquaGen or Entergy’s 50% membership interest in EquaGen. Because these provisions survive the acquisition of our company by a third party, a potential acquirer might wish to forgo an acquisition if it wished to terminate the Operating Agreements but not be obligated to purchase Entergy’s 50% membership interest in EquaGen or EquaGen’s “third-party business” subsidiaries.

FORWARD-LOOKING STATEMENTS

Our reports, filings and other public announcements may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other similar words. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Those factors include those set forth in the section entitled “Risk Factors,” as well as the following:

•	our ability to manage our operation and maintenance costs, including through EquaGen;

•	changes in regulation, including the application of market power criteria by the FERC;

•	the economic climate and, particularly, growth in the Northeast United States and the timing of a recovery from any recession;

•	variations in weather and the occurrence of storms and disasters;

•	the performance of our generating plants and, particularly, the capacity factors at our nuclear generating facilities;

•	changes in the financial markets during the periods covered by the forward-looking statements, particularly those affecting the availability of capital and our ability to refinance existing debt, execute our share repurchase program and fund investments and acquisitions;

•	actions of rating agencies, including the ratings of debt, general corporate ratings and changes in the rating agencies’ ratings criteria;

•	changes in inflation and interest rates;

•	our ability to develop and execute on a point of view regarding future prices of energy-related commodities;

•	our ability to purchase and sell assets at attractive prices and on other attractive terms;

•	prices for power generated by our generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, and our ability to meet credit support requirements for fuel and power supply contracts;

•	volatility and changes in markets for electricity, natural gas, uranium and other energy-related commodities;

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those in the Northeast United States;

•	uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel storage and disposal;

•	resolution of pending or future applications for license extensions or modifications of nuclear generating facilities;

•	changes in law resulting from new federal or state energy legislation;

•	changes in environmental, safety, tax and other laws to which we and our subsidiaries are subject;

•	advances in technology;

•	the potential effects of threatened or actual terrorism and war;

•	the effects of our strategies to reduce tax payments;

•	the effects of litigation and government investigations or proceedings;

•	changes in accounting standards and corporate governance;

•	our and EquaGen’s ability to attract and retain talented management and directors;

•	the outcomes of litigation and regulatory investigations, proceedings or inquiries;

•	the results of financing efforts, including our ability to obtain financing on favorable terms, which can be affected by various factors, including our credit ratings and general economic conditions;

•	declines in the market prices of equity securities and resulting funding requirements for our defined benefit pension plans;

•	changes in the results of the decommissioning trust fund earnings or in the timing of or cost to decommission;

•	the ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture;

•	the final resolutions or outcomes with respect to our contingent and other corporate liabilities related to the non-utility nuclear business and any related actions for indemnification made pursuant to the Separation and Distribution Agreement;

•	our ability to operate effectively as a separate, publicly-traded company; and

•	the costs associated with becoming compliant with the Sarbanes-Oxley Act of 2002 as a stand-alone company and the consequences of failing to implement effective internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 by the date that we must comply with that section of the Sarbanes-Oxley Act.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation, except as may otherwise be required by the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE SEPARATION

General

On November 3, 2007, the board of directors of Entergy unanimously authorized management of Entergy to pursue a plan to separate its non-utility nuclear business from the rest of Entergy into a separate, publicly-traded company, and for our company to enter into a nuclear services joint venture with Entergy, with equal percentage ownership.

In furtherance of this plan, on          , 2009, Entergy’s board of directors approved (i) the distribution of 80.1% of the shares of our common stock held by Entergy to holders of Entergy common stock and (ii) the transfer of 19.9% of the shares of our common stock held by Entergy to a trust, which we refer to as the exchange trust. The distribution of the shares of our common stock will take place on          , 2010. On the distribution date, each holder of Entergy common stock will receive share(s) of our common stock for each share of Entergy common stock held at the close of business on the record date, as described below. Following the distribution, Entergy shareholders will directly own 80.1% of our common stock.

The transfer to the exchange trust of the remaining 19.9% of our common stock will occur one day after the separation. The exchange trust will hold the shares for the benefit of Entergy and Entergy shareholders pursuant to a trust agreement among Entergy, us and the trustee for the exchange trust. For a more detailed description of the exchange trust and trust exchange offer, see the section entitled “—Exchange Trust.”

You will not be required to make any payment, surrender or exchange your shares of Entergy common stock or take any other action to receive your shares of our common stock in the distribution.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions, including regulatory approvals and the final approval of Entergy’s board of directors. We cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution.”

Joint Venture

We will establish a joint venture with equal ownership, referred to in this information statement as EquaGen, with Entergy. Entergy Nuclear, Inc., currently a wholly-owned subsidiary of Entergy, will become a limited liability company and change its name to EquaGen LLC. We and Entergy will each own a 50% interest in EquaGen immediately prior to completion of the distribution of our common stock. EquaGen is expected to operate the nuclear assets owned by us, and to provide certain services to the regulated nuclear utility operations of Entergy and to third parties. The creation of the EquaGen joint venture will allow certain nuclear operations expertise currently in place at each of Entergy’s nuclear power plant facilities to be accessible to both us and Entergy after the separation.

Upon completion of the transactions contemplated by the Joint Venture Agreements, EquaGen will own:

•	Entergy Nuclear Operations, currently a wholly-owned subsidiary of Entergy and the current NRC-licensed operator of our nuclear power plants. Entergy Nuclear Operations is expected to become a Delaware limited liability company and change its name to EquaGen Nuclear LLC in connection with the separation. Entergy Nuclear Operations shall remain the operator of our plants after the separation; and

•	TLG Services, Inc., currently a wholly-owned subsidiary of Entergy that provides decommissioning and other consulting services to Entergy and to other companies in the nuclear industry. TLG Services, Inc. is expected to become a Delaware limited liability company and change its name to TLG Services LLC in connection with the separation.

Exchange Trust

On or prior to the separation, we will enter into a trust agreement with Entergy and the trustee to the exchange trust. Under the terms of the Exchange Trust Agreement, Entergy will transfer all of the shares of our common stock that were not distributed in connection with the separation to an irrevocable trust one day after the separation. After the transfer, the trustee of the exchange trust will own and hold legal title to the exchange trust shares for the benefit of Entergy and Entergy shareholders. Each Entergy shareholder’s beneficial interest in the exchange trust is equal to such shareholder’s pro rata ownership of shares of common stock of Entergy. We believe that the exchange trust structure will further enhance Enexus’ financial strength and flexibility after the separation by enabling Entergy to offer the Enexus shares held in the exchange trust for exchange for Entergy shares of common stock, instead of using the cash proceeds from additional debt issuances by us to fund repurchases of Entergy common stock. As a result, we believe that the exchange trust structure will enable Entergy to efficiently manage its post-transaction capitalization structure while facilitating greater liquidity and a reduced debt level for us.

Transferability of Beneficial Interest

Entergy shareholders will not be able to assign, sell or otherwise transfer or divide their beneficial interest in the exchange trust. When an Entergy shareholder sells or otherwise transfers its shares of Entergy common stock, the Entergy shares will automatically carry with them the seller’s beneficial interest in the exchange trust. Entergy will not be able to assign, sell or otherwise transfer or divide its beneficial interest in the exchange trust except in the case of a merger, sale or transfer of all or substantially all of Entergy’s assets.

Duration of Trust

The term of the exchange trust is the earlier of (i) a period of 18 months or (ii) the date on which all exchange trust shares have been exchanged or distributed to Entergy shareholders, as described below; provided, however, in no event will the exchange trust dissolve if the exchange trust still holds any shares of our common stock.

Voting Rights

The trustee will vote all exchange trust shares with respect to all matters to come before shareholders at any Enexus shareholder meeting in the same proportion as all other shares are voted. The trustee will not enter into any other voting agreement with any other party. Entergy will not take any actions to directly influence any Enexus shareholder vote that occurs after the separation.

Release of Shares

The trustee will not distribute, sell or otherwise transfer the shares of our common stock held by the trust except in connection with a trust exchange offer or in connection with the trust distribution to Entergy’s shareholders, each as provided by the Exchange Trust Agreement or the Exchange Trust Registration Rights Agreement and described below. We will not record on our books any such distribution, sale or transfer that is not permitted below. In no event will the trustee deliver or return the exchange trust shares to Entergy. The trustee will release the shares in the following circumstances only:

•	Trust Exchange Offer. The trustee will deliver to the exchange agent at the closing of any trust exchange offer the required number of shares of our common stock to be exchanged with tendering Entergy shareholders. Subject to registration requirements, Entergy may conduct multiple trust exchange offers. See the section entitled “— Exchange Trust Registration Rights Agreement.”

•	Mandatory Trust Distribution of Enexus Shares. The trustee will deliver to Entergy’s distribution agent for distribution to Entergy’s shareholders of record on the record date any remaining retained Enexus shares upon the completion of the trust period and upon the satisfaction of certain conditions. The record date will be the first business day that is 10 days prior to the end of the trust period. However, Entergy has sole discretion to determine a different record date, provided that the record date is on a day the New York Stock Exchange is open for trading and between 30 and 10 days prior to the end of the trust period. In addition, Entergy must provide 10 days notice between the declaration of the record date and the record date.

•	Distribution of Enexus Shares Prior to a Merger Event. In the event we or Entergy merge into a non-wholly owned subsidiary and we or Entergy, as applicable, is not the surviving entity in such merger or enter into any other transaction where we or Entergy, as applicable, ceases to exist for U.S. federal income tax purposes, the trustee will deliver to Entergy’s distribution agent for distribution to Entergy’s shareholders any remaining retained Enexus shares at least one day prior to our or Entergy’s, as applicable, effectuating such merger or other transaction.

Fractional Shares

In connection with any trust exchange offer and, if necessary, any subsequent distribution to Entergy shareholders of our shares of common stock held by the exchange trust, the exchange agent and the distribution agent, respectively, shall aggregate and sell on behalf of Entergy shareholders fractional shares otherwise exchangeable or distributable to Entergy shareholders and pay such holders cash in lieu of fractional shares.

Limitation on M&A Events

During the trust period, the trustee will be prohibited from participating in any tender offer for our shares by us or any third party.

No Right to Tendered Shares

The exchange agent will deliver to Entergy any shares of Entergy common stock that are tendered in any trust exchange offer. The exchange trust shall not have any right to receive any shares of Entergy common stock that are tendered in any trust exchange offer.

Exchange Trust Registration Rights Agreement

The shares of our common stock held by the exchange trust after the separation may be deemed “restricted securities” as defined in Securities Act Rule 144. Accordingly, Entergy and the exchange trust will not be able to participate in a trust exchange offer or trust distribution pursuant to their obligations under the trust exchange arrangement without registration under the Securities Act (assuming, with respect to the trust distribution, an exemption from the registration requirements under the Securities Act is unavailable). Prior to the separation, we will enter into a registration rights agreement with Entergy under which, at the request of Entergy, we will use our reasonable best efforts to register the shares of our common stock that are held by the exchange trust in connection with any trust exchange offer (or the trust distribution, if necessary) under the Securities Act. As long as the exchange trust holds any shares of our common stock, Entergy can request a total of three registrations in connection with a trust exchange offer. This limitation does not apply to a request for a registration in connection with the trust distribution.

Under the Exchange Trust Registration Rights Agreement, Entergy will have the right to determine all material terms and conditions of any trust exchange offer, including the timing of the commencement, the exchange ratio, the expiration date, any extension of a trust exchange offer and the number of shares of our common stock to be offered for exchange. The rights under the Exchange Trust Registration Rights Agreement will terminate once the exchange trust no longer holds any shares of our common stock. We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, except that Entergy will pay the fees and expenses of its separate advisors and legal counsel and all expenses in connection with the printing and distribution of the exchange offer prospectus.

In addition, we will indemnify each of Entergy and the trustee from and against any liabilities to which either Entergy or the trustee, as the case may be, becomes subject and which arise out of any alleged material misstatement or omission in any registration statement (including the prospectus contained therein), or information statement filed with the SEC pursuant to the Exchange Trust Registration Rights Agreement or any communications filed with the SEC in connection with such documents, except for any such material misstatement or omission included in information relating to Entergy or the trustee, as the case may be, that was furnished to us by or on behalf of Entergy or the trustee. Correspondingly, Entergy will indemnify us from and against any liabilities to which we become subject and which arise out of any alleged material misstatement or omission in any registration statement (including the prospectus contained therein) or information statement filed with the SEC pursuant to the Exchange Trust Registration Rights Agreement or any communications filed with the SEC in connection with such documents, provided that such material misstatement or omission was included in information relating to Entergy that was furnished to us by or on behalf of Entergy.

The Number of Shares You Will Receive

For each share of Entergy common stock that you owned at the close of business on          , 2010, the record date, you will receive           share(s) of our common stock on the distribution date. Entergy will not distribute any fractional shares of our common stock to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder of Entergy Common Stock who otherwise would have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When and How You Will Receive the Distributed Shares

Entergy will distribute the shares of our common stock on          , 2010, the distribution date. BNY Mellon Shareowner Services will serve as transfer agent and registrar for our common stock and as distribution agent in connection with the distribution.

If you own Entergy common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

If you sell shares of Entergy common stock in the “regular-way” market prior to the distribution date, you will be selling your right to receive shares of our common stock in the distribution. For more information please see the section entitled “—Trading Between the Record Date and Through the Distribution Date.”

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of Entergy common stock and you are the registered holder of the Entergy shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact BNY Mellon Shareowner Services at the address and telephone number set forth on page 17 of this information statement.

Most Entergy shareholders hold their shares of Entergy common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your Entergy common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

BNY Mellon Shareowner Services, as distribution agent, will not deliver any fractional shares of our common stock in connection with the distribution. Instead, BNY Mellon Shareowner Services will aggregate all fractional shares and sell the shares in the open market at prevailing market prices on behalf of the holders who otherwise would be entitled to receive fractional shares. The aggregate net cash proceeds of these sales, which generally will be taxable for U.S. federal income tax purposes, will be distributed pro rata (based on the fractional shares such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. For more information on the tax consequences, please see the section entitled “—Material U.S. Federal Income Tax Consequences of the Distribution” below for an explanation of the tax consequences of the distribution. If you physically hold Entergy common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Entergy stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for you.

Results of the Separation

After our separation from Entergy, we will be a separate, publicly-traded company. Immediately following the distribution, we expect to have approximately           shareholders of record, based on the number of registered shareholders of Entergy common stock on          , 2010, and approximately           shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Entergy options between the date the Entergy board of directors declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into the Separation and Distribution Agreement, the Joint Venture Agreements, the Exchange Trust Agreement and the Exchange Trust Registration Rights Agreement and several other agreements with Entergy or EquaGen to effect the separation and provide a framework for our relationships with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationship among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses, of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the non-utility nuclear business attributable to periods prior to, at and after our separation from Entergy. For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions.”

The distribution will not affect the number of outstanding shares of Entergy common stock or any rights of Entergy shareholders.

Share Purchase and Dividend Reinvestment Plan

For shareholders who hold shares of Entergy’s common stock in Entergy’s share purchase and dividend reinvestment plan, the shares of our common stock such shareholders are entitled to receive in the distribution will be distributed to your account for Entergy’s share purchase and dividend reinvestment plan.

Incurrence of Debt

In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

•	We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•	Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of approximately $2.0 billion of our debt securities.

•	We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from issuances of debt securities directly to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle intercompany indebtedness and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of those debt securities or the exchange of our debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt securities we will issue, and the type of debt securities and entity that will issue the debt securities have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, with Citigroup Global Markets Inc. and Goldman Sachs Lending Partners LLC, as joint bookrunners and joint lead arrangers, BNP Paribas, as administrative agent (the Administrative Agent), The Bank of Nova Scotia Trust Company of New York, as Collateral Agent (the Collateral Agent), Mizuho Corporate Bank, Ltd., as Syndication Agent, and certain lenders and issuers of letters of credit, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “Description of Material Indebtedness.”

For more information on our planned financing arrangements, please see the sections entitled “Unaudited Pro Forma Financial Information of Enexus Energy,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Description of Material Indebtedness.”

Material U.S. Federal Income Tax Consequences of the Distributions

The following is a summary of material U.S. federal income tax consequences relating to the distributions by Entergy. This summary is based on the Code, the Treasury regulations promulgated thereunder, and interpretations of the Code and the Treasury regulations, including proposed regulations, by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Entergy shareholders in light of their particular circumstances, nor does it address the consequences to Entergy shareholders subject to special treatment under the U.S. federal income tax laws (such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those Entergy shareholders who do not hold their Entergy common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. ENTERGY SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTIONS TO THEM.

The distribution is conditioned upon Entergy’s receipt of a private letter ruling from the IRS substantially to the effect that certain requirements for the tax-free treatment of the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, are met. Entergy has received a private letter ruling from the IRS substantially to that effect. The initial private letter ruling from the IRS received by Entergy was issued before the exchange trust became a part of the plan. Therefore, to reflect the addition of the Exchange Trust Agreement and certain other changes, Entergy submitted a request for a supplemental ruling. The distribution is also conditioned upon Entergy’s receipt of the opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, substantially to the effect that the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D). Assuming the distributions so qualify: (i) no gain or loss will be recognized by (and no amount will be included in the income of) Entergy common shareholders upon their receipt of shares of Enexus Energy common stock in any of the distributions or trust exchange offers; (ii) any cash received in lieu of fractional share interests in Enexus Energy common stock will give rise to capital gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests (determined as described below); (iii) the aggregate basis of the Entergy common stock and the Enexus Energy common stock in the hands of each Entergy common shareholder after the distribution or any trust distribution (including any fractional interests to which the shareholder would be entitled) will equal the aggregate basis of Entergy common stock held by the shareholder immediately before the applicable distribution, allocated between the Entergy common stock and the Enexus Energy common stock in proportion to the relative fair market value of each on the date of the applicable distribution; (iv) the tax basis of the shares of Enexus Energy common stock transferred to an Entergy shareholder pursuant to any trust exchange offer will be the same as the tax basis of the shares of Entergy common stock exchanged therefor; (v) the holding period of the Enexus Energy common stock received by each Entergy common shareholder in the distribution or any trust distribution will include the holding period at the time of the applicable distribution for the Entergy common stock on which the distribution is made and (vi) the holding period of Enexus Energy common stock received by an Entergy common shareholder pursuant to any trust exchange offer will include the holding period of the shares of Entergy common stock exchanged therefor.

A supplemental ruling by the IRS that the distribution, all transfers of Enexus Energy shares pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) is expected to be subject to the condition that all shares of Enexus Energy common stock held by the exchange trust be distributed pursuant to one or more trust exchange offers and/or trust distributions within a specified period following the separation. It is possible that certain events not in Entergy’s control may prevent the exchange trust from distributing all shares of Enexus Energy common stock during the specified period, in which case the ruling may be inoperative as it relates to the trust distributions. In such event, any transfer of Enexus Energy shares pursuant to a trust exchange offer, and/or any trust distribution could be taxable to Entergy and its shareholders as described below.

If it were determined that the distribution, all transfers through a trust exchange offer, and all trust distributions were taxable to Entergy and its shareholders, then (notwithstanding the rulings and the opinion of Entergy’s tax counsel):

(i) Entergy would be subject to tax as if it had sold the Enexus Energy common stock and securities in a taxable sale for their respective fair market values immediately before the completion of the applicable distribution, trust exchange offer, or trust distribution;

(ii) each of our public shareholders that received Enexus Energy common stock in the distribution or any trust distribution would be subject to tax as if the shareholder received a taxable distribution equal to the fair market value of Enexus Energy common stock received, which would be taxed (a) as a dividend to the extent of the shareholder’s pro rata share of Entergy’s current and accumulated earnings and profits (including the gain to Entergy described in (i) above), then (b) as a non-taxable return of capital to the extent of the shareholder’s tax basis in the Entergy common stock with respect to which the distribution was made, and (c) as capital gain with respect to the remaining value; and

(iii) the exchange of Entergy common stock in any trust exchange offer would be a taxable exchange, and each Entergy shareholder that participated in the trust exchange offer would recognize either (a) capital gain or loss equal to the difference between the fair market value of the Enexus Energy shares of common stock received and the shareholder’s tax basis in the Entergy common stock exchanged therefor; or (b) in certain circumstances (including where an Entergy shareholder increased its percentage of Entergy common stock (directly and by attribution) as a result of the trust exchange offer), a taxable distribution equal to the fair market value of the shares of Enexus Energy common stock received, which would be taxed as discussed in (ii) above.

A private letter ruling from the IRS generally is binding on the IRS. The IRS, however, did not, and will not, rule on some requirements necessary for tax-free treatment under Section 355 of the Code. Therefore, in addition to obtaining the ruling from the IRS, Entergy has made it a condition to the distribution that Entergy obtain an opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, that the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions should qualify as a tax-free reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be dependent on, among other things, certain assumptions and representations as to factual matters made by Entergy and us. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.

Notwithstanding receipt by Entergy of the ruling and opinion of counsel, the IRS could assert that the distribution, any transfer pursuant to a trust exchange offer, and/or any trust distribution do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS’ challenge to tax-free treatment were successful, our public shareholders and Entergy could be subject to significant U.S. federal income tax liability (as discussed above). In addition, even if the distributions and all transfers pursuant to a trust exchange offer were to otherwise qualify under Section 355 of the Code, they may be taxable to Entergy (but not to Entergy’s shareholders) under Section 355(e) of the Code, if the distributions were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in Entergy or us. For this purpose, any acquisitions of Entergy stock or of our common stock within the period beginning two years before the distribution and ending two years after the final trust distribution are presumed to be part of such a plan, although we or Entergy may be able to rebut that presumption.

In connection with the distribution, we and Entergy will enter into a Federal Income Tax Matters Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Federal Income Tax Matters Agreement, if the distribution, any transfer pursuant to a trust exchange offer, and/or any trust distribution failed to qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and such failure was not the result of actions taken after the distributions by Entergy or us, we and Entergy would each be responsible for 50% of the federal income taxes imposed on Entergy as a consequence. If the failure was the result of actions taken after the distributions by Entergy or us, the party responsible for the failure would be responsible for all taxes imposed on Entergy as a consequence. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Entergy—Tax Matters Agreements.” Our indemnification obligations to Entergy and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify Entergy and its subsidiaries and their respective officers and directors under the circumstances set forth in the Federal Income Tax Matters Agreement, we may be subject to substantial liabilities. In addition, we and Entergy will enter into a State Tax and Federal Non-Income Tax Matters Agreement that will allocate liability for federal non-income, state and local taxes. For additional information, please see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Entergy—Tax Matters Agreements.”

U.S. Treasury regulations require that, if you are a holder of Entergy common stock who receives our common stock in the distribution and, immediately prior to the distribution, own:

•	at least 5% of the total outstanding stock of Entergy, or

•	securities of Entergy with an aggregate tax basis of $1,000,000 or more,

then you must attach a statement relating to the distribution to your federal tax return for the year in which the distribution occurs.

Information and backup withholding will apply with respect to cash proceeds received in lieu of a fractional share of our common stock only if such proceeds equal or exceed $20.

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTIONS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH ENTERGY SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTIONS TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES OF THE DISTRIBUTIONS DESCRIBED ABOVE.

Market for Common Stock

There is currently no public market for our common stock. A condition to the distribution is the listing on the New York Stock Exchange of our common stock. Prior to the distribution, we intend to apply to list our common stock on the New York Stock Exchange under the ticker symbol “EXS”.

Trading Between the Record Date and Through the Distribution Date

Beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be two markets in Entergy common stock: a “regular-way” market and an “ex-distribution” market. Shares of Entergy common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you own shares of Entergy common stock at the close of business on the record date, and you sell those shares of Entergy common stock in the “regular-way” market on or before the distribution date, you will be selling your right to receive shares of Enexus Energy common stock in the distribution. If you own shares of Entergy common stock at the close of business on the record date and sell those shares on the “ex-distribution” market on or before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Entergy common stock on the record date.

Furthermore, beginning on or shortly before the record date and continuing up to and through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Entergy shareholders on the distribution date. If you owned shares of Entergy common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without trading the shares of Entergy common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on          , 2010, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Entergy:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, and no stop order relating to the registration statement is in effect;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the distribution shall have been received;

•	all required federal and state regulatory approvals (including approvals of the NRC, FERC, New York State Public Service Commission and Vermont Public Service Board) in connection with the distribution and related transactions (including the internal reorganizations by us and Entergy, the formation of EquaGen and debt financing transactions preceding the distribution) shall have been received;

•	the debt financing transactions shall have been completed;

•	Entergy shall have received a private letter ruling from the IRS substantially to the effect that certain requirements for the tax-free treatment of the distribution, all transfers of our shares pursuant to a trust exchange offer, and all trust distributions, are met;

•	Entergy shall have received a legal opinion of Entergy’s tax counsel, Cooley Godward Kronish LLP, substantially to the effect that all the requirements for the tax-free treatment of the distribution, all transfers of our shares pursuant to a trust exchange offer, and all trust distributions are met, and that such transactions, together with certain related transactions, should qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•	the listing of our common stock on the New York Stock Exchange shall have been approved, subject to official notice of issuance; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the internal reorganization by us and Entergy, the debt financing, the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement or the formation of EquaGen, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on Entergy’s part to effect the distribution, and the Entergy board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time prior to the distribution date. Entergy has the right not to complete the distribution if, at any time, the Entergy board of directors determines, in its sole discretion, that the distribution is not in the best interests of Entergy or its shareholders or that market conditions are such that it is not advisable to separate the non-utility nuclear business from Entergy.

Regulatory Approvals Necessary to Effect the Separation

Nuclear Regulatory Commission

The Atomic Energy Act requires that we obtain prior written consent of the Nuclear Regulatory Commission (NRC) prior to any direct or indirect transfer of control of the NRC licenses for our six operating nuclear power plants. On July 28, 2008, the NRC staff approved the license transfers associated with the new ownership structure of EquaGen Nuclear, which will be the licensed operator, as well as the transfers to us of the Operating Licenses for Big Rock Point, FitzPatrick, Indian Point, Units 1, 2 and 3, Palisades, Pilgrim and Vermont Yankee. The approval was based upon information provided by the current licensed operator for our plants, Entergy Nuclear Operations, Inc., in an application dated July 30, 2007, as supplemented by letters dated October 31 and December 5, 2007, and January 24, March 17, April 22 and May 2, 2008. The review conducted by the NRC staff included matters such as the financial and technical qualifications of the new organizations, as well as decommissioning funding assurance. In connection with the NRC approvals, we agreed to enter into a financial support agreement with the entities licensed to own our nuclear power plants in the total amount of $700 million to pay for the operating costs for all six nuclear power plants.

The approval originally provided that the transfers were to be completed by July 28, 2009, but allowed that the approval could be extended by NRC order upon written request and good cause shown. On May 29, 2009, we requested that the NRC extend the approval until January 28, 2010, in order to allow additional time to obtain state regulatory approvals in New York and Vermont. By order dated July 24, 2009, the NRC extended the approval to authorize the transfers to occur until January 28, 2010 but allowed that the approval could be further extended. By letter dated November 2, 2009, we requested that the NRC extend the approval until August 1, 2010. In a letter dated August 18, 2009, we requested that the NRC make a “threshold determination” under its license transfer regulations to confirm that certain planned changes in the proposed transaction do not require any separate NRC approval. The NRC issued a threshold determination on October 29, 2009, confirming that no separate NRC approval is required for the proposed changes.

Federal Energy Regulatory Commission

On February 21, 2008, an application was filed with the FERC requesting approval for the indirect disposition and transfer of control of jurisdictional facilities of a public utility under Section 203 of the Federal Power Act. On June 12, 2008, the FERC issued an order authorizing the requested indirect disposition and transfer of control. On August 12, 2009, an amended application was filed with the FERC to reflect the transfer to the exchange trust by Entergy of 19.9% of our shares of common stock. On September 11, 2009, the FERC issued an order approving the amended application.

State Regulatory Approvals

Vermont

The separation and related transactions require the approval of the Vermont Public Service Board. On January 28, 2008, Entergy Nuclear Vermont Yankee (which owns Vermont Yankee) and Entergy Nuclear Operations requested approval from the Vermont Public Service Board for the indirect transfer of control, consent to pledge assets, issue guarantees and assign material contracts, amendment to certificate of public good to reflect a name change and replacement of guaranty and substitution of a credit support agreement for Vermont Yankee.

Two Vermont utilities that buy power from Vermont Yankee, the regional planning commission for the area served by Vermont Yankee, a municipality in which the Vermont Yankee training center is located, the union that represents certain Vermont Yankee employees and two unions that represent certain employees at the Pilgrim plant in Massachusetts petitioned to intervene. Entergy opposed intervention by the Pilgrim unions but did not object to the other intervention requests. Although the Pilgrim unions’ petition to intervene was denied, the Pilgrim unions filed for reconsideration or, in the alternative, for participation as an amicus curiae, and the Vermont Public Service Board has allowed the unions to participate as an amicus curiae. The discovery process has been completed.

In addition, the Vermont Department of Public Service, which is the public advocate in proceedings before the Vermont Public Service Board, has prefiled its initial and rebuttal testimony in the case in which the Vermont Department of Public Service takes the position that Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations have not demonstrated that the restructuring promotes the public good because its benefits do not outweigh the risks, raising concerns that the target rating for Enexus Energy’s debt is below investment grade and that the company may not have the financial capability to withstand adverse financial developments, such as an extended outage. The Vermont Department of Public Service’s testimony also expresses concern about the EquaGen joint venture structure and our ability, under the Operating Agreement between Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, to ensure that Vermont Yankee is well-operated. Two distribution utilities that buy Vermont Yankee power prefiled testimony that also expresses concerns about the structure but found that there was a small net benefit to the restructuring. The parties have submitted proposals for decision by the Vermont Public Service Board and briefs, and the case is ready for the Vermont Public Service Board to issue its decision.

On October 8, 2009, Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations filed a Memorandum of Understanding between and among them, Enexus and the Vermont Department of Public Service that settles the issues litigated before the Vermont Public Service Board. These companies have also settled the issues litigated by the Vermont Yankee union. In connection with this settlement, we agreed to provide a $100 million working capital facility to Entergy Nuclear Vermont Yankee and to obtain a $60 million letter of credit to fund operating expenses after operations cease at Vermont Yankee. Although Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations have now reached a settlement with each party that filed briefs opposing their petition, the Vermont Public Service Board must still approve the separation and related transactions.

New York

The separation and related transactions require the approval of the New York Public Service Commission. On January 28, 2008, the owners of our FitzPatrick, Indian Point 2 and Indian Point 3 nuclear power plants, Entergy Nuclear FitzPatrick, LLC, Entergy Nuclear Indian Point 2, LLC and Entergy Nuclear Indian Point 3, LLC, as well as Entergy Nuclear Operations, and us, filed a petition with the New York Public Service Commission requesting a declaratory ruling regarding corporate reorganization or in the alternative an order approving the transaction and an order approving debt financing. Petitioners also requested confirmation that the corporate reorganization will not have an effect on Entergy Nuclear FitzPatrick’s, Entergy Nuclear Indian Point 2’s, Entergy Nuclear Indian Point 3’s, and Entergy Nuclear Operations, Inc.’s status as lightly regulated entities in New York, given that they will continue to be competitive wholesale generators.

The New York State Attorney General’s Office and other interveners have filed objections to our separation from Entergy and to the transfer of our FitzPatrick and Indian Point Energy Center nuclear power plants, arguing that the debt associated with the spin-off could threaten access to adequate financial resources for our nuclear power plants, and because the New York State Attorney General’s Office believes Entergy must file an environmental impact statement assessing the proposed corporate restructuring.

In addition to the New York State Attorney General’s Office, additional parties have also requested to be added to the service list for this proceeding.

On May 23, 2008, the New York Public Service Commission issued its Order Establishing Further Procedures in this matter. In the order, the New York Public Service Commission determined that due to the nuclear power plants’ unique role in supporting the reliability of electric service in New York, and their large size and unique operational concerns, a more searching inquiry of the transaction will be conducted than if other types of lightly-regulated generation were at issue. Accordingly, the New York Public Service Commission assigned an Administrative Law Judge to preside over this proceeding and prescribed a sixty (60) day discovery period. The order provided that after at least sixty (60) days, the Administrative Law Judge would establish when the discovery period would conclude. The New York Public Service Commission stated that the scope of discovery will be tightly bounded by the public interest inquiry relevant to this proceeding; namely, adequacy and security of support for the decommissioning of the New York nuclear facilities; financial sufficiency of the proposed capital structure in supporting continued operation of the facilities; and, arrangements for managing, operating and maintaining the facilities. The New York Public Service Commission also stated that during the discovery period, the New York Department of Public Service Staff may conduct technical conferences to assist in the development of a full record in this proceeding.

On July 23, 2008, the Administrative Law Judges issued a ruling concerning discovery and seeking comments on a proposed process and schedule. In the ruling, the Administrative Law Judges proposed a process for completing a limited, prescribed discovery process, to be followed three weeks later by the filing of initial comments addressing defined issues, with reply comments due two weeks after the initial comment deadline. The Administrative Law Judges’ ruling acknowledged that the proposed process will not facilitate a decision by the New York Public Service Commission in September 2008. The Administrative Law Judges asked the parties to address three specific topic areas: (1) the financial impacts related to the specific issues previously outlined by the Commission; (2) other obligations associated with the arrangement for managing, operating and maintaining the facilities; and (3) the extent that New York Power Authority (NYPA) revenues from value sharing payments under the value sharing agreement between Entergy and the NYPA would decrease. The Administrative Law Judges have indicated that the potential financial effect of the termination of the value sharing payments on the NYPA and New York electric consumers are factors the Administrative Law Judges believe should be considered by the New York Public Service Commission in making its public interest determination. Entergy continues to seek regulatory approval from the New York Public Service Commission in a timely manner. For more information on the value sharing agreements between Entergy and the New York Power Authority, see the section entitled, “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Market and Credit Risk—Commodity Price Risk.”

On August 14, 2008, the Administrative Law Judges issued a second ruling concerning discovery process, schedule and scope of issues. In the ruling, the Administrative Law Judges modified the list of issues to be addressed by the parties in their further comments that were set forth in the July 23, 2008 ruling. In addition to the issues identified above, the Administrative Law Judges also requested that the parties comment on: (1) whether the New York Public Service Commission may consider the value sharing agreements in making its public interest determination under New York PSL § 70; (2) what is the appropriate standard of review for the public interest determination required under New York PSL § 70; and (3) what is the appropriate standard of review for the “reasonably necessary” determination required under New York PSL § 69.

In August 2008, we entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to our FitzPatrick and Indian Point 3 nuclear power plants after the separation. Under the resolution, we agreed to not treat the separation as a “Cessation Event” that would terminate our obligation to make the payments under the value sharing agreements. As a result, after the separation, we will continue to be obligated to make payments to NYPA due under the amended and restated value sharing agreements described above.

The comment period established in the July 23, 2008 ruling (as supplemented by the August 14, 2008 ruling) commenced on August 22, 2008. Initial comments were filed on September 15, 2008, followed by reply comments on September 29, 2008. On October 23, 2008, the Administrative Law Judges sent an email to the parties advising that from their review of the submissions, the Administrative Law Judges found that all issues of fact and policy material to the relief requested by us have been thoroughly addressed by the parties, an adequate record for decision is available to the New York Public Service Commission, and no further formal proceedings are warranted.

On December 11, 2008, we filed with the New York Public Service Commission a Notice of Impending Settlement Negotiations. Settlement conferences took place among the parties on December 16, 2008 and January 15, 2009. Settlement discussions have subsequently ended.

On June 25, 2009, we met with the other parties to discuss the process for bringing this proceeding to closure. On July 13, 2009, we filed a motion with the Administrative Law Judges to establish procedures and an expedited schedule to enable the Administrative Law Judges’ report to be issued in time for the New York Public Service Commission to issue a final order no later than its regularly scheduled meeting in November so that the proposed reorganization can be completed by the end of 2009. The motion’s proposed procedures included: (1) the filing of an amended petition that would describe enhancements to our proposed corporate reorganization; (2) the updating of our responses to discovery requests made earlier in this proceeding and, if necessary, further limited discovery concerning the enhancements to the reorganization; and (3) comments on the amended petition. On July 21, 2009, New York Department of Public Service Staff, the New York State Attorney General’s Office (and other intervenors) and the County of Westchester filed responses to our motion. New York Department of Public Service Staff objected that the motion was premature since the relief requested was dependent on the amended petition which had yet to be filed. The New York State Attorney

General’s Office and the County of Westchester both objected that we were not entitled to an expedited process and requested that the Administrative Law Judges order full evidentiary hearings to address any amended petition. On July 29, 2009, the Administrative Law Judges issued their Ruling on Motion declining to adopt a specific schedule and process, pending receipt of the amended petition and a reasonable opportunity for other interested parties to weigh in shortly thereafter. While no process was adopted, the Administrative Law Judges stated that, pending receipt of the amended petition, their inclination was to adopt a process with procedural milestones that mirror those previously employed in this case.

On August 11, 2009, we filed a Verified and Amended Restated Petition for an Order Approving a Corporate Reorganization and Associated Debt Financings. The amended petition describes the proposed enhancements to the corporate reorganization. These proposed enhancements include a commitment to reserve at least $350 million of liquidity, a $1.0 billion reduction in long-term bonds to $3.5 billion, and an increase in the initial cash balance left at Enexus to $750 million from the original $250 million. The amended petition requested that the New York Public Service Commission: issue an order approving the corporate reorganization and associated financings; confirm the corporate reorganization will have no impact on our status as lightly regulated entities; and issue a negative declaration and undertake no further review under the New York State Environmental Quality Review Act. On August 11, 2009, we also served several updated discovery responses on the other parties in this proceeding.

On August 21, 2009, the Administrative Law Judges issued a Ruling Concerning Scope, Process and Schedule, which determined that additional record development was warranted in light of the changes contained in the amended petition. The August 21, 2009 ruling limited the issues requiring further record development to environmental significance under the New York State Environmental Quality Review Act and whether we will be at least as capable as Entergy in meeting all financial and other obligations related to the ownership and operation of the New York nuclear facilities. To facilitate further development of the record, the ruling further established an interim schedule that provided for: (1) the prompt scheduling of a conference; (2) a discovery period to be completed by September 30, 2009; and (3) separate rounds of comments on State Environmental Quality Review Act and substantive issues to be completed by November 12, 2009. The Administrative Law Judges invited comment on the ruling on or before August 28, 2009.

On September 4, 2009, the Administrative Law Judges issued a further ruling revising the schedule adopted on an interim basis on August 21, 2009 to provide for simultaneous briefing of State Environmental Quality Review Act and substantive issues. The September 4, 2009 ruling left until after the technical conference further possible revisions to the procedural schedule.

On September 11, 2009, a technical conference was held at the offices of the New York Public Service Commission. Following the technical conference, the Administrative Law Judges indicated that further discovery with respect to the changes reflected in the Amended and Restated Petition was warranted.

On September 16, 2009, the Administrative Law Judges issued a Further Ruling Concerning Scope, Process and Schedule, which established: (1) a discovery period to be completed by October 15, 2009; and (2) a comment period requiring open issues to be fully briefed by November 12, 2009.

In early November 2009, the New York State Attorney General’s Office, the New York Department of Public Service’s Staff and Westchester County filed initial comments with respect to the amended petition stating their opposition to our request in the amended petition.

For more information on the regulatory proceedings in New York, please see the section entitled, “Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Regulations Generally Applicable to Our Business—State Regulation—New York.”

Set forth below are simplified diagrams of Entergy prior to the separation and of Entergy and us after the separation. Not all subsidiaries and businesses are shown.

Reasons for the Separation

The Entergy board of directors regularly reviews Entergy’s various businesses to ensure that Entergy’s resources are being put to use in a manner that is in the best interests of Entergy and its shareholders. Entergy believes that the separation of the non-utility nuclear business is the best way to unlock the full value of Entergy’s businesses in both the short- and long-term and provides each of Entergy and us with certain opportunities and benefits. The following are the factors that Entergy’s board of directors considered in approving the separation:

•	Enables equity investors to invest directly in our business. There are divergent public market valuation methodologies for regulated utilities and merchant power companies such as us. For example, investors in regulated utilities typically focus on price/earnings multiples and the size and sustainability of a regulated utility’s dividend payments, while investors in merchant power companies such as us typically focus on measures of cash flow and EBITDA. Because of these different investment approaches, we believe that many investors who would prefer to invest in either a standalone regulated utility or a merchant power company have not invested in Entergy common stock. As a result, if separately traded, Entergy’s board of directors believes the combined market capitalizations of the regulated utility business and us may be higher than if these two businesses remain combined under Entergy. Moreover, Entergy’s board of directors believes that the market has great interest in a separate nuclear business because it presents a unique investment opportunity in a publicly-traded stand-alone, virtually emissions-free nuclear generating company in the United States. Last, Entergy’s board of directors believes that certain equity investors may want to invest in companies that are focused on only one industry and that the demand for each company may increase the demand for each company’s shares relative to the demand for Entergy’s shares.

•	Optimizes capital structure. Historically, the non-utility nuclear business of Entergy has held a small amount of debt in relation to its revenues. Entergy’s board of directors believes the separation of our company from Entergy will allow us to optimize the amount of our leverage and consequently reduce the cost of issuing equity and debt securities for both our company and Entergy without adversely affecting the credit ratings and future earnings of Entergy’s regulated utility business.

•	Fosters focus on separate business needs. Entergy’s board of directors believes that by separating the two businesses, each company will be better positioned to focus its attention and resources to fit the unique needs and challenges affecting its own business without having to take into account potentially conflicting or competing needs and objectives of two disparate businesses operating in a single company.

•	Isolates the commodity and other risks of the non-utility nuclear business from the regulated utility business. As currently operated, the non-utility nuclear business of Entergy is hedged against certain risks, including, in the near term, the volatility in the price of power, because being substantially unhedged could adversely affect Entergy’s near term earnings, cash flows and credit ratings if the price of power fell significantly. Entergy’s board of directors believes that separating our business from the regulated utility business of Entergy will give our management the flexibility to manage our risk unfettered by concerns about the impact of our hedging strategies on the regulated utility operations of Entergy.

•	Creates more effective management incentives. Entergy currently uses stock options, phantom stock plans, and stock rights as incentive compensation to retain and motivate executives and key employees. These plans are generally tied to the price of Entergy common stock. Because the value of Entergy stock represents a blend of both the regulated utility operations and the non-utility nuclear business, value creation in one business can be offset by decreased value in the other business, making Entergy stock an imperfect tool for rewarding and retaining key employees in either business. The separation will allow for more focused stock compensation plans in each of the regulated utility operations and the non-utility nuclear business.

•	Allows us and Entergy to focus on opportunities for each company, including M&A opportunities. As the utility industry continues to restructure, Entergy’s board of directors believes there may be opportunities for additional nuclear power plant or other generation acquisitions. Separating the non-utility nuclear business from Entergy’s utility operations will create a public market for the stock and securities of our company, which Entergy’s board of directors believes will allow potential plant sellers various ways to participate in our company by receiving shares of our stock or other securities as compensation for the sale of a power plant. For example, a merchant generation company’s shareholders may not find it attractive to receive Entergy stock as consideration in a transaction due to the regulated nature of the utility business, and a utility company’s shareholders may not find it attractive to receive Entergy stock due to the potentially more volatile earnings and cash flow of the non-utility nuclear business. Entergy’s board of directors believes this focused participation could not be accomplished by using Entergy stock.

Neither we nor Entergy can assure you that, following the separation, any of these benefits will be realized to the extent anticipated or at all. In addition, in evaluating the separation, the Entergy board of directors evaluated factors that could negatively affect the transaction, including the risk that the separation would not be executed successfully or the risk that Entergy or Entergy’s shareholders would be required to pay U.S. federal income taxes as a result of the separation. For additional information about these and other risks related to the separation, please see the section entitled “Risk Factors—Risks Relating to the Separation” on page 34.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, Entergy’s board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of Entergy’s board of directors likely may have given different weights to different factors.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Entergy shareholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or securities of Entergy. We believe that the information in this information statement is accurate in all material respects as of the date set forth on the cover. Changes may occur after that date and, except as may be required by the federal securities laws, neither Entergy nor we undertake any obligation to update such information.

DIVIDEND POLICY

Currently, we do not anticipate paying a regular dividend. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. In addition, the Exchange Trust Agreement will prohibit us from paying dividends while the exchange trust holds any of our shares of common stock, which is expected to be up to 18 months.

CAPITALIZATION

The following table presents our historical cash and cash equivalents and capitalization at September 30, 2009 and our unaudited pro forma cash and cash equivalents and capitalization at that date reflecting the following transactions as if they had occurred on September 30, 2009:

•	The internal reorganization of Entergy’s corporate structure by means of transfers of equity interests of certain of its subsidiaries so that we hold substantially all of the assets of the non-utility nuclear business.

•	Our purchase from Entergy, for what we currently expect will be $1 billion, of certain non-utility nuclear assets not transferred to us.

•	Our transfer to Entergy of a subsidiary that increases our loans payable to associated companies by $395 million and our notes receivable from associated companies by $38 million.

•	The issuance by us of $3.5 billion of debt securities, approximately $2.0 billion of which are then exchanged for debt securities issued by Entergy, with our debt securities remaining outstanding. We will not receive any cash proceeds from the approximately $2.0 billion exchanged for Entergy debt securities.

•	The issuance by us of up to $500 million of debt securities. We expect to use the proceeds (reflected as other assets) from the issuance of these debt securities to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

•	The settlement by payment or forgiveness of all loans payable to associated companies, notes receivable from associated companies, and intercompany tax obligations, along with interest that had accrued thereon.

The unaudited pro forma adjustments reflect the expected effects of these events that are directly attributable to the separation and related transactions, that are expected to have a continuing impact on Enexus Energy and that are factually supportable. The data in the following table should be read together with “Unaudited Pro Forma Financial Information of Enexus Energy.”

	As of September 30, 2009
	Historical	Pro Forma
	(in thousands)

Cash and cash equivalents	$160,444	$750,000

Restricted cash	—	$500,000	(1)

Loans payable - associated companies	$466,972	—

Long-term debt (excluding current maturities)	171,271	4,171,271	(2)

Shareholders’ equity	3,635,672	600,561

Total capitalization	$4,273,915	$4,771,832

(1)	Included in Other Assets in the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2009.

(2)	Comprised of $3.5 billion in long-term unsecured bonds, up to $500 million of debt securities, the proceeds of which would be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit, and $171.3 million of pre-separation debt primarily related to the original purchase of certain of our assets.

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF ENEXUS ENERGY

The following tables present our pro forma combined financial information and should be read in conjunction with our historical combined financial statements and the related notes thereto, and the sections entitled “Selected Historical Combined Financial Data” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” each included elsewhere in this information statement.

The unaudited pro forma combined financial statements presented below have been derived from the audited historical combined financial statements for the year ended December 31, 2008 and the unaudited interim combined financial statements for the nine months ended September 30, 2009, each of which is included elsewhere in this information statement. The unaudited interim combined financial statements have been prepared on a basis consistent with the audited combined financial statements and, in the opinion of management, include all adjustments (including normal recurring accruals) necessary for a fair presentation of such data. The results for the interim periods are not necessarily indicative of results for a full year. The pro forma adjustments and notes to the pro forma combined financial statements give effect to the separation and related transactions.

The unaudited pro forma condensed combined information is for illustrative and informational purposes only and is not intended to represent, or be indicative of, what Enexus Energy’s results of operations or financial position would have been had the separation and related transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also should not be considered representative of Enexus Energy’s future financial position or results of operations.

The unaudited pro forma condensed combined income statements have been prepared as if the separation had occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet as of September 30, 2009 has been prepared as if the separation had occurred on September 30, 2009. The unaudited pro forma adjustments reflect the expected effects of events that are directly attributable to the separation and related transactions, are expected to have a continuing effect on Enexus Energy and are factually supportable.

The historical financial statements have been prepared on a combined basis and are comprised of companies included in Entergy’s consolidated financial statements and accounting records, using their historical basis of assets and liabilities. These companies include the companies in Entergy’s Non-Utility Nuclear segment and Entergy Nuclear Finance Holdings, a wholly-owned Entergy subsidiary that provides financing to Entergy’s Non-Utility Nuclear business. The historical financial data presents our financial position, results of operations and cash flows on a stand-alone basis.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2009
(in thousands)

		Pro Forma
	Historical	Adjustments		Pro Forma

ASSETS

Cash and cash equivalents	$160,444	($1,010,996	)(1)	$750,000
		1,604,907	(2)
		7,645	(3)
		(12,000	)(4)
Other current assets	1,441,132	(174,145	)(1)	774,468
		(503,407	)(2)
		10,888	(3)
Decommissioning trust funds	1,852,922	-		1,852,922

Total property, plant, and equipment	4,270,750	-		4,270,750
Less — accumulated depreciation and amortization	527,931	-		527,931

Property, plant, and equipment — net	3,742,819	-		3,742,819

Other assets	811,426	38,606	(1)	1,442,032
		570,000	(2)
		10,000	(3)
		12,000	(4)

TOTAL ASSETS	$8,008,743	$553,498		$8,562,241

LIABILITIES AND SHAREHOLDERS’ EQUITY

Loans payable — associated companies	$466,972	($104,865	)(1)	-
		(362,107	)(2)
Other current liabilities	390,363	38,996	(1)	329,584
		(99,775	)(2)
Accumulated deferred income taxes	1,279,796	251,778	(1)	1,396,156
		(135,418	)(3)
Decommissioning	1,296,229	-		1,296,229
Long-term debt	171,271	2,000,000	(1)	4,171,271
		2,000,000	(2)
Other non-current liabilities	768,440	-		768,440
Shareholders’ equity	3,635,672	(3,332,444	)(1)	600,561
		133,382	(2)
		163,951	(3)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,008,743	$553,498		$8,562,241

Unaudited Pro Forma Condensed Combined Income Statement
(in thousands, except for per share data)

					Nine Months Ended
	Year Ended December 31, 2008				September 30, 2009
		Pro Forma				Pro Forma
	Historical	Adjustments		Pro Forma	Historical	Adjustments		Pro Forma

OPERATING REVENUES

Operating Revenues	$2,558,378	$-		$2,558,378	$1,885,330	$-		$1,885,330

OPERATING EXPENSES

Operation and Maintenance:
Fuel and fuel-related expenses	211,222	-		211,222	169,043	-		169,043
Nuclear refueling outage expenses	129,538	-		129,538	101,091	-		101,091
Other operation	659,855	-		659,855	516,034	-		516,034
Maintenance	131,130	-		131,130	105,452	-		105,452
Depreciation and amortization	126,616	-		126,616	104,713	-		104,713
Decommissioning expense	93,512			93,512	73,647	-		73,647
Taxes other than income taxes	87,687	-		87,687	72,283	-		72,283

TOTAL	1,439,560	-		1,439,560	1,142,263	-		1,142,263

OPERATING INCOME	1,118,818	-		1,118,818	743,067	-		743,067

OTHER INCOME

Interest and dividend income	107,068	12,500	(2)	119,568	85,389	9,375	(2)	94,764
Other than temporary impairment losses	(49,656)	-		(49,656)	(85,396)	-		(85,396)
Miscellaneous – net	384	-		384	35	-		35

TOTAL	57,796	12,500		70,296	28	9,375		9,403

INTEREST AND OTHER CHARGES

Interest to associated companies	136,888	(91,525)	(2)	-	56,569	(52,801)	(2)	-
		(45,363)	(4)			(3,768)	(4)
Interest expense – other	3,484	400,170	(1),(2),(4)	403,654	14,164	283,838	(1),(2),(4)	298,002

TOTAL	140,372	263,282		403,654	70,733	227,269		298,002

INCOME BEFORE INCOME TAXES	1,036,242	(250,782)		785,460	672,362	(217,894)		454,468
Income taxes	365,748	(56,907)	(1),(2),(3),(4)	308,841	237,867	(70,719)	(1),(2),(3),(4)	167,148

NET INCOME	670,494	(193,875)		476,619	434,495	(147,175)		287,320
Less – net income attributable to noncontrolling interest	-	24,680	(5)	24,680	-	14,712	(5)	14,712

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$670,494	($218,555)		$451,939	$434,495	($161,887)		$272,608

Basic and diluted pro forma net income per common share (6)				$2.39				$1.44

Notes to Unaudited Pro Forma Financial Information

(1) Reflects the following:

•	The internal reorganization of Entergy’s corporate structure by means of transfers of equity interests of certain of its subsidiaries so that we hold substantially all of the assets of the Non-Utility Nuclear business, except for certain Non-Utility Nuclear assets that we currently expect to purchase for approximately $1 billion from Entergy as a part of the reorganization and separation. The exact purchase price will not be determined until closer to the separation. The net effect of the internal reorganization also decreases other current assets by $174 million, decreases loans payable—associated companies by $105 million, increases other current liabilities by $39 million and increases accumulated deferred income taxes by $252 million.

•	The issuance by us of approximately $2.0 billion of debt securities to Entergy in partial consideration for the transfer by Entergy of the Non-Utility Nuclear business to us, which are then exchanged for debt securities issued by Entergy, with our debt securities remaining outstanding. We will not receive any cash proceeds from this issuance of debt or in the exchange of debt securities. The entry assumes an annual interest rate of 9%, along with $40.0 million of debt issuance costs that Entergy will pay (reported as other assets) that will be deferred and amortized over the life of the debt.

(2) Reflects the following:

•	The issuance by us of up to $1.5 billion of debt securities at an annual interest rate of 9%, along with $70.0 million of debt issuance costs (reported as other assets) that will be deferred and amortized over the life of the debt.

•	The issuance by us of up to $500 million of debt securities at an annual interest rate of approximately 9%. We expect to use the proceeds (reflected as other assets) from the issuance of these debt securities to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit. The pro forma income statement assumes the proceeds will be invested at an annual interest rate of approximately 2.5%.

•	The forgiveness by Entergy of loans payable to associated companies ($362 million), along with the interest that had accrued thereon ($100 million), and the setoff by us ($238 million) or repayment ($170 million) or retention ($82 million) by Entergy of notes receivable from associated companies (included in other current assets).

A nominal change of .125% in the interest rate used in (1) and (2) would result in a corresponding $5.0 million change in the pro forma interest expense for (1) and (2).

(3) Reflects the following:

•	The adjustment to reflect the allocation and settlement of certain intercompany payables and receivables related to utilization of net operating loss carry-forwards among us and other Entergy affiliates pursuant to Entergy’s existing consolidated tax sharing agreement and occurring in connection with the separation, and the adjustment to reflect the effects of the Federal Income Tax Matters Agreement and the State Tax and Federal Non-Income Tax Matters Agreement that will be entered into between us and Entergy. Amounts due to us from Entergy’s utilization of our net operating loss carry-forwards will be offset against some of our outstanding payables to Entergy, or will be allocated to Entergy, which reduces our equity, as part of the separation. Long term deferred tax assets are offset and reported net in the accumulated deferred income taxes line item. The total effects of these adjustments increase cash by $8 million, increase other current assets by $176 million, increase other assets by $10 million, increase accumulated deferred income taxes by $118 million, and increase equity by $76 million.

•	The effects of our purchase of certain Non-Utility Nuclear assets from Entergy, which increases equity by $306 million and decreases accumulated deferred income taxes by $306 million.

•	The net effects of the assumption of our unrecognized tax benefits by Entergy for items for which Entergy is the primary obligor for tax-related issues existing prior to the separation. The adjustment decreases equity by $130 million, decreases accumulated deferred income taxes by $2 million, and decreases other current assets by $133 million. In addition, depending upon the outcome of the supplemental ruling request that Entergy submitted to the IRS on August 27, 2009, an additional entry may be necessary that would increase equity by $694 million and decrease accumulated deferred income taxes by $694 million as of September 30, 2009.

•	The adjustment to unitary/combined state income taxes, resulting from the effects of the separation of Entergy’s state reporting group, which increases income tax expense by $15 million for the nine months ended September 30, 2009 and $41 million for the year ended December 31, 2008, decreases other current assets by $33 million, increases accumulated deferred income taxes by $56 million, and decreases equity by $89 million.

(4) Reflects the following:

•	The replacement of guarantees of our performance or obligations that Entergy Corporation or its wholly-owned subsidiaries have issued. Fees charged to us by Entergy for these guarantees are included in “Interest expense to associated companies” on the income statement.

•	Interest on the letters of credit, drawn on our credit facility, that will replace some of the Entergy Corporation guarantees, at a rate of 5.45%, a commitment fee of 0.75% on the undrawn amount, along with $12 million of renewal and related costs (reported as other assets) that will be deferred and amortized over the life of the credit facility. A nominal change of .125% in the interest rate used for the letters of credit would result in a corresponding $0.1 million change in the pro forma interest expense for (4).

(5) Reflects Entergy’s noncontrolling interest in the earnings of EquaGen as if EquaGen’s agreement with us had been in effect during the applicable periods because, under the applicable accounting rules, we expect that we will consolidate EquaGen in our financial statements. Entergy’s noncontrolling interest in EquaGen on our pro forma balance sheet as of September 30, 2009, is insignificant.

(6) Basic and diluted net income per share is calculated by dividing net income attributable to controlling interest by 188,899,425 shares, which is based on the number of shares of Entergy’s common stock outstanding as of September 30, 2009, based on an assumed issuance ratio of the same number of Enexus Energy shares of common stock as Entergy’s shares of common stock outstanding.

Taxes were provided for in Notes (1), (2), (4) and (5) at an estimated effective rate of 39.45% for 2009 and 39.16% for 2008.

The amount to be paid to Entergy, the amount and term of the debt we will incur, and the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be different from the amount disclosed in this information statement.

We expect that the costs we will incur as a stand-alone company will initially include payment for services we expect to be provided by Entergy under a transition services agreement, which will become effective immediately after the consummation of the separation. Under the transition services agreement, Entergy will continue to provide, for a period to be determined, certain services that it has historically provided to us. During the period of the transition services agreement, we will incur one-time costs for transition activities and may incur some duplicative expenses as we start up certain stand-alone functions. Following the full implementation of our stand-alone functions and the termination of the transition services agreement, we expect costs for the stand-alone services to result in increased other operation expenses of approximately 10-15% over historical levels.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical combined financial data as of and for each of the periods indicated. We derived the selected historical combined financial data as of and for each of the five years ended December 31, 2008 from our combined financial statements. The combined income statement data included herein for the years ended December 31, 2006, 2007 and 2008, and the combined balance sheet data as of December 31, 2007 and 2008 included herein is derived from our audited financial statements included elsewhere in this information statement. The combined income statement data for the years ended December 31, 2004 and 2005, and the combined balance sheet data as of December 31, 2004, 2005 and 2006 included herein is derived from our unaudited financial statements, which are not included in this information statement. The income statement data for each of the nine months ended September 30, 2009 and 2008 and the balance sheet data as of September 30, 2009 have been derived from our unaudited interim combined financial statements included elsewhere in this information statement. The unaudited interim combined financial statements have been prepared on a basis consistent with the audited combined financial statements and, in the opinion of management, include all adjustments (including normal recurring accruals) necessary for a fair presentation of such data. The results for the interim periods are not necessarily indicative of results for a full year. This information is only a summary and you should read it in conjunction with the historical combined financial statements and the related notes and “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” included elsewhere in this information statement. This information should also be read in conjunction with our unaudited pro forma condensed combined financial information. Our selected historical combined financial data are not necessarily indicative of our future results of operations, cash flows and financial position, and does not reflect what our results of operations, cash flows and financial position would have been as a stand-alone company for the periods presented.

The historical financial data has been prepared on a combined basis and is comprised of companies included in Entergy’s consolidated financial statements and accounting records, using their historical basis of assets and liabilities. These companies include the companies in Entergy’s Non-Utility Nuclear business segment and Entergy Nuclear Finance Holdings, a wholly-owned Entergy subsidiary that provides financing to Entergy’s Non-Utility Nuclear business. The historical financial data presents our financial position, results of operations, and cash flows on a stand-alone basis.

	Nine months ended
	September 30,		Year ended December 31,
	2009(1)	2008(1)	2008(1)	2007(1)	2006	2005	2004
	(Unaudited)		(in thousands)
Operating revenues	$1,885,330	$1,944,647	$2,558,378	$2,029,666	$1,544,873	$1,421,547	$1,341,852
Operating expenses	1,142,263	1,065,867	1,439,560	1,315,550	1,054,010	980,491	959,037
Operating income	743,067	878,780	1,118,818	714,116	490,863	441,056	382,815
Interest and dividend income	85,389	79,321	57,412	102,842	83,161	66,840	63,571
Interest expense	70,733	107,858	140,372	118,172	108,488	90,706	81,669
Net income	434,495	535,137	670,494	486,048	276,791	255,358	232,352

	As of
	September 30,	As of December 31,
	2009	2008	2007	2006	2005	2004
	(Unaudited)	(in thousands)
Total assets	8,008,743	7,343,651	7,018,119	5,352,054	4,999,953	4,810,400
Loans payable - associated companies	466,972	513,031	1,256,627	868,815	927,775	934,101
Long-term debt (excludes current maturities)	171,271	188,473	210,732	237,553	292,682	368,328

(1)  Includes the effects of acquiring the Palisades power plant in April 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

In November 2007, Entergy’s Board of Directors unanimously approved a plan to pursue a separation of Entergy’s Non-Utility Nuclear business from Entergy through a tax-free spin-off of the business to Entergy shareholders. We were incorporated to effect the separation, and currently are a wholly owned subsidiary of Entergy. Prior to the completion of the separation, we will have no material assets or activities as a separate corporate entity until the contribution of the business described in this information statement to us by Entergy. Entergy conducts this business through various subsidiaries that primarily comprise its Non-Utility Nuclear business segment. Upon completion of the separation and related transactions, Entergy Corporation’s shareholders will own 80.1% of our common equity, and one day after the separation, Entergy will transfer the remaining 19.9% of Enexus Energy shares of common stock to be held in trust for the benefit of Entergy and Entergy shareholders for a period of up to 18 months after the separation. Our capital structure will change significantly on the date of the spin-off from Entergy.

Our business primarily consists of owning and operating six nuclear power plants and selling the electric power produced by those plants primarily to wholesale customers. Five of our power plants are located in the Northeast United States and the sixth is located in Michigan. Our power plants have nearly 5,000 megawatts of aggregate generating capacity, and we produced 41,710 gigawatts of electricity and $2.6 billion of revenue in 2008. We also provide plant operation support services for the Cooper Nuclear Station in Nebraska, which is owned by a third party.

As a wholesale generator, our core business is selling energy, measured in MWh, to our customers, which is the principal source of our operating revenues. We enter into forward contracts with our customers and sell energy in the day-ahead or spot markets. In addition to selling the energy produced by our plants, we sell unforced capacity that is used to meet requirements placed on load-serving distribution companies by the ISOs in their respective areas. Our forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only and bundled contracts in which we sell both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires us to deliver MWh of energy to our counterparties, make capacity available to them, or both.

In connection with the separation we expect to contribute our nuclear services business, which is also currently part of Entergy’s Non-Utility Nuclear business segment, to a joint venture (EquaGen) with Entergy, with 50% ownership by us and 50% ownership by Entergy. The nuclear services business operates our nuclear assets and also offers nuclear services to third parties, including decommissioning, construction management, plant relicensing and plant operation support services. The nuclear services business contributed less than 1% of our net income and revenues in 2008 and in the nine months ended September 30, 2009. Under the applicable accounting rules, we expect that pursuant to the planned operating and maintenance agreements between us and EquaGen we will absorb the majority of EquaGen’s risks and rewards and therefore will consolidate EquaGen in our financial statements.

Before our separation from Entergy, we will enter into various agreements with Entergy or EquaGen to effect the separation and provide a framework for our relationships with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationships among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the Non-Utility Nuclear business attributable to periods prior to, at and after our separation from Entergy.

Basis of Presentation

We have historically operated as the non-utility nuclear business of Entergy and not as a stand-alone company. The combined financial statements presented herein are comprised of entities included in the consolidated financial statements and accounting records of Entergy that principally represent its Non-Utility

Nuclear business segment and Entergy Nuclear Finance Holdings, an Entergy subsidiary that provides financing to us, using the historical results of operations and the historical basis of assets and liabilities of the business. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Entergy, including general corporate expenses and employee benefits and incentives. These allocations were made on a specifically identifiable basis or using relative percentages, as compared to Entergy’s other businesses, of various factors. We believe that these cost allocations are reasonable for the services provided.

We believe the assumptions underlying the combined financial statements are reasonable. The historical and pro forma combined financial information included in this information statement, however, does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to our separation, our business was operated by Entergy as part of its broader corporate organization, rather than as a separate, publicly-traded company. Entergy or one of its affiliates performed various corporate functions for us, including, but not limited to, accounts payable, cash management, treasury, tax administration, legal, regulatory, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Entergy for these and similar functions. These allocations may differ from what those expenses would be had we operated as a separate, publicly-traded company.

•	Currently, our business is integrated with the other businesses of Entergy. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and certain customer relationships. While we expect to enter into the Joint Venture Agreements and short-term transition agreements that will govern certain commercial and other relationships among us, Entergy, EquaGen and Entergy’s other businesses, those contractual arrangements may not capture the benefits our business has enjoyed as a result of being integrated with Entergy and its other businesses. The loss of these benefits of scope and scale may have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•	Subsequent to the completion of our separation, we will have a substantially higher level of indebtedness than we have had historically. In connection with the separation, we plan to issue $3.5 billion of debt securities and expect, on a pro forma basis, to have up to $500 million of other long-term indebtedness outstanding as credit support for reimbursement obligations in respect of letters of credit, which after repaying associated company indebtedness will incrementally increase our debt outstanding by approximately $3.5 billion. Our debt to capital ratio as of September 30, 2009 was 15.5%, while on a pro forma basis as of September 30, 2009 after giving effect to the separation and planned financing transactions it would have been 87.5%. Our interest expense for 2008 was $140 million, while on a pro forma basis for the year ended December 31, 2008 after giving effect to the separation and planned financing transactions (including the issuance of the Enexus notes to Entergy) it would have been $404 million. This increase in interest expense will not only affect our net income but will also reduce our cash flow from operating activities. In addition, the borrowing costs for our business may be higher than the borrowing costs that Entergy charged to us prior to our separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Entergy.

We expect that the costs we will incur as a stand-alone company will initially include payment for services we expect to be provided by Entergy under a transition services agreement, which will become effective immediately after the consummation of the spin-off. Under the transition services agreement, Entergy will continue to provide, for a period to be determined, certain services that it has historically provided to us. During the period of the transition services agreement, we will incur one-time costs for transition activities and may incur some duplicative expenses as we start up certain stand-alone functions. Following the full implementation of our stand-alone functions and the termination of the transition services agreement, we expect costs for the stand-alone services to result in increased other operation expenses of approximately 10% to 15% over historical levels.

Acquisition of the Palisades Power Plant

In April 2007, we purchased the 798 MW Palisades nuclear energy plant located near South Haven, Michigan from Consumers Energy Company for a net cash payment of $336 million. We received the plant, nuclear fuel, inventories and other assets. The liability to decommission the plant, as well as related decommissioning trust funds, was also transferred to us. We executed a unit-contingent, 15-year power purchase agreement (PPA) with Consumers Energy Company for 100% of the plant’s output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. In the first quarter 2007, the NRC renewed Palisades’ operating license until 2031. Also as part of the transaction, we assumed responsibility for spent fuel at the decommissioned Big Rock Point nuclear plant, which is located near Charlevoix, Michigan. Palisades’ financial results since April 2007 are included in our financial statements. See Note 10 to the audited combined financial statements herein for a discussion of the purchase price allocation and the amortization to revenue of the below-market PPA.

Realized Power Prices

Our plant acquisitions have included PPAs with the sellers. The Palisades PPA extends through 2022, as noted above, and the PPA with the seller of the Vermont Yankee plant extends into 2012. The other original PPAs with the sellers of our other plants in New York and New England expired in 2004. The PPAs that we have entered into after the original PPAs expired have generally been at higher prices than the original contracts. The majority of the existing long-term contracts on these plants expire by the end of 2012.

While our annual average realized price per MWh increased from $39.40 for 2003 to $59.51 for 2008, the recent economic downturn and negative trends in the energy commodity markets have resulted in lower natural gas prices and consequently current prevailing market prices for electricity in the New York and New England power regions are generally below the prices in our existing contracts in those regions. Therefore, it is uncertain whether we will continue to experience increases in our annual realized price per MWh. As shown in the contracted sale of energy table in the section entitled “— Market and Credit Risk”, we have sold forward 86% of our planned energy output for the fourth quarter of 2009 for an average contracted energy price of $59 per MWh and 88% of our planned energy output for 2010 for an average contracted energy price of $57 per MWh.

Results of Operations

Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008

Net income for the nine months ended September 30, 2009 decreased $101 million, or 19%, as compared to the nine months ended September 30, 2008, primarily due to the reasons described below.

Net Revenue (Operating Revenues Less Fuel and Fuel-Related Expenses)

Following is an analysis of the change in net revenue comparing the nine months ended September 30, 2009 to the nine months ended September 30, 2008.

Amount
(In millions)

2008 net revenue	$1,788
Volume variance	(80)
Palisades purchased power amortization	(18)
Fuel expense	(12)
Realized price changes	32
Other	6

2009 net revenue	$1,716

As shown in the table above, net revenue decreased by $72 million, or 4%, in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to lower volume resulting from more refueling outage days, partially offset by higher pricing in our contracts to sell power. Included in net revenue is $39 million and $57 million of amortization of the Palisades PPA in the nine months ended September 30, 2009 and 2008, respectively, which is non-cash revenue and is discussed in Note 10 to the audited combined financial statements. Following are key performance measures for the nine months ended September 30, 2009 and 2008:

	2009	2008

Net MW in operation at September 30	4,998	4,998
Average realized price per MWh	$61.68	$60.46
GWh billed	29,929	31,221
Capacity factor	91%	95%
Refueling Outage Days:
FitzPatrick	—	16
Indian Point 2	—	26
Indian Point 3	36	—
Palisades	41	—
Pilgrim	31	—

Net Revenue (Operating Revenues Less Fuel and Fuel-Related Expenses)

We analyze revenues net of fuel and fuel-related expenses because those expenses are relatively stable as a percentage of power generated. We capitalize nuclear fuel when it is purchased and record it as part of property, plant and equipment. The uranium, its conversion and enrichment are purchased and inventoried on a pool basis, then assigned to fuel batches when the enriched uranium is delivered to the fuel fabricator for manufacturing of the fuel assemblies. Once the fuel assemblies are loaded into the core and begin operation, we then amortize the book value of the nuclear fuel in-core and record expense using a units-of-production method as power is generated over the life of each in-core batch. Since a fraction of the fuel is replaced each refueling outage, it takes time for market price changes to be reflected in fuel expense and fuel expense remains relatively stable as a percentage of power generated despite short-term fluctuations in market prices.

For example, uranium market prices have increased in the last few years and at times have been very volatile. There has been a real and lasting increase in uranium market prices. Looking ahead, some level of uranium price volatility is possible; however, we do not expect this volatility to be as high in the future. This market increase is not reflected to a large degree in fuel expense yet, but will, over the next few years, be reflected in fuel expense in a relatively gradual manner. After the recent market price shift is fully reflected in fuel expense, we believe nuclear fuel costs will be relatively stable at a level reflecting today’s market prices.

Since we do not currently expect major lasting shifts in uranium market prices in the future, we do not expect nuclear fuel costs in the long term to change to a large degree after the recent market price shift is fully reflected in fuel expense.

Other Income Statement Items

Other operation and maintenance expenses increased $35 million, or 6%, for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to $34 million in outside service costs and incremental labor costs related to the planned spin-off transaction.

Taxes other than income taxes primarily consist of ad valorem and employment taxes.

We primarily earn interest and dividend income on our decommissioning trust funds, in addition to interest earned on temporary cash investments. Other income decreased by 100% for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to $85 million in charges in 2009 compared to $35 million in charges in 2008 resulting from the recognition of impairments that are not considered temporary of certain equity securities held in our decommissioning trust funds.

Interest expense decreased by 34% for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to a decrease in notes payable to associated companies.

Income Taxes

The effective income tax rates for the nine months ended September 30, 2009 and 2008 were 35.38% and 34.37%, respectively. Significant items affecting the tax rate for the two periods were the following:

•	an adjustment in 2009 to state income taxes to reflect the effect of a change in the methodology of computing Massachusetts state income taxes as required by that state’s taxing authority;

•	an additional deferred tax benefit in 2009 associated with writedowns on nuclear decommissioning qualified trust securities; and

•	an adjustment in 2008 to state income taxes to reflect the effect of a change in the methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008, resulting in an approximately $18.8 million income tax benefit.

2008 Compared to 2007

Net income for 2008 increased $184 million, or 38%, as compared to 2007, primarily due to the reasons described below.

Net Revenue (Operating Revenues Less Fuel and Fuel-Related Expenses)

Following is an analysis of the change in net revenue comparing 2008 to 2007.

Amount
(in millions)

2007 net revenue	$1,861
Realized price changes	309
Palisades acquisition	98
Volume variance (other than Palisades)	73
Fuel expenses (other than Palisades)	(19)
Other	25

2008 net revenue	$2,347

As shown in the table above, net revenue increased by $487 million, or 26%, in 2008 compared to 2007 primarily due to higher pricing in our contracts to sell power, additional production available from the acquisition of Palisades in April 2007 and fewer outage days. In addition to the refueling outages shown in the table below, 2007 was affected by a 28 day unplanned outage. Included in the Palisades net revenue is $76 million and $50 million of amortization of the Palisades purchased power agreement in 2008 and 2007, respectively, which is non-cash revenue and is discussed in Note 10 to the audited financial statements. Following are key performance measures for 2008 and 2007:

	2008	2007

Net MW in operation at December 31	4,998	4,998
Average realized price per MWh	$59.51	$52.69
GWh billed	41,710	37,570
Capacity factor	95%	89%
Refueling outage days:
FitzPatrick	26	—
Indian Point 2	26	—
Indian Point 3	—	24
Palisades	—	42
Pilgrim	—	33
Vermont Yankee	22	24

Other Income Statement Items

Other operation and maintenance expenses increased by $7 million, or 1%, primarily due to the acquisition of Palisades in April 2007, which contributed $34 million to the increase, and the deferral of costs from three refueling outages in 2008 compared to four refueling outages in 2007. The increase was partially offset by a decrease of $29 million related to expenses recorded in 2007 in connection with the nuclear operations fleet alignment, which is discussed below.

We defer nuclear refueling outage costs during the refueling outages and amortize them over the estimated period to the next outage because these refueling outage costs are incurred to prepare the units to operate for the next operating cycle without having to be taken off line. Nuclear refueling outage costs increased $24 million, or 22%, almost entirely due to the acquisition of Palisades in April 2007.

Depreciation, amortization, and decommissioning expense increased by $42 million, or 24%, primarily due to an increase in net plant, including the acquisition of Palisades in April 2007, which caused $12 million of the increase.

Taxes other than income taxes increased by $9 million, or 12%, primarily due to the acquisition of Palisades in April 2007.

Interest and dividend income decreased by $45 million, or 44%, primarily due to approximately $50 million in charges to interest and dividend income in 2008 resulting from the recognition of the other than temporary impairment of certain securities held in our decommissioning trust funds.

Interest expense increased by $22 million, or 19%, primarily due to an increase in fees for guarantees provided by Entergy Corporation or its subsidiaries to support our business due to an increase in the amount of guarantees outstanding.

Income Taxes

The effective income tax rate was 35.30% for 2008 and 30.37% for 2007. The effective income tax rates are less than the statutory rate primarily due to an adjustment to state income taxes in 2008 to reflect the effect of a change in the methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008 and an adjustment to state income taxes in 2007 to reflect the effect of a change in the methodology of computing New York state income taxes as required by that state’s taxing authority.

See Note 2 to the audited financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

2007 Compared to 2006

Net income for 2007 increased $209 million, or 76%, as compared to 2006, primarily due to the reasons described below.

Net Revenue (Operating Revenues Less Fuel and Fuel-Related Expenses)

Following is an analysis of the change in net revenue comparing 2007 to 2006:

Amount
(in millions)

2006 net revenue	$1,404
Realized price changes	298
Palisades acquisition	209
Volume variance (other than Palisades)	(56)
Fuel expenses (other than Palisades)	(8)
Other	14

2007 net revenue	$1,861

As shown in the table above, net revenue increased by $457 million, or 33%, in 2007 as compared to 2006 primarily due to higher pricing in our contracts to sell power and additional production available resulting from the acquisition of Palisades in April 2007. We sold 4,051 GWh of generation from the Palisades plant in 2007. Included in the Palisades net revenue is $50 million of amortization of the Palisades purchased power agreement liability, which is non-cash revenue and is discussed in Note 10 to the audited combined financial statements. The increase was partially offset by the effect on sales volume of four refueling outages in 2007 compared to two in 2006.

The following table sets forth key performance measures for 2007 and 2006:

	2007	2006

Net MW in operation at December 31	4,998	4,200
Average realized price per MWh	$52.69	$44.33
GWh billed	37,570	34,847
Capacity factor	89%	95%
Refueling outage days:
FitzPatrick	-	27
Indian Point 2	-	31
Indian Point 3	24	-
Palisades	42	-
Pilgrim	33	-
Vermont Yankee	24	-

The majority of the existing long-term contracts on our five Northeast power plants expire by the end of 2012. Most of the existing contracts have contract prices that are lower than currently prevailing market prices. See the section entitled “—Market and Credit Risk” for additional information regarding our current contracts to sell power.

Other Income Statement Items

Other operation and maintenance expenses increased by $132 million, or 20%, in 2007 as compared to 2006 primarily due to the acquisition of Palisades in April 2007, which contributed $90 million to other operation and maintenance expenses. Also contributing to the increase were expenses of $29 million ($18.4 million net-of-tax) in the fourth quarter of 2007 in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees accepted the voluntary severance program offers.

Nuclear refueling outage costs increased $14 million, or 16%, in 2007 compared to 2006 primarily due to four refueling outages occurring in 2007 as opposed to two in 2006, and the costs of the more recent outages being higher than the previous refueling outages for those plants.

Depreciation and amortization increased by $28 million, or 38%, in 2007 compared to 2006 primarily as a result of the acquisition of Palisades in April 2007.

Decommissioning expense increased by $43 million, or 121%, in 2007 compared to 2006 primarily due to reduced expense of $27 million ($16.6 million net-of-tax) in 2006 resulting from a reduction in the decommissioning liability for a plant as a result of a revised decommissioning cost study and changes in assumptions regarding the timing of when decommissioning of a plant will begin. Decommissioning expense also increased in 2007 as a result of the acquisition of Palisades in April 2007, which added $12.3 million of decommissioning expense in 2007.

Taxes other than income taxes primarily consist of ad valorem and employment taxes. Taxes other than income taxes increased by $16 million, or 26%, in 2007 compared to 2006 primarily due to the acquisition of Palisades in April 2007.

We primarily earn interest and dividend income on our decommissioning trust funds, in addition to interest earned on temporary cash investments. Interest and dividend income increased by $20 million, or 24%, in 2007 compared to 2006 primarily due to higher interest earned on decommissioning trust funds.

Income Taxes

The effective income tax rate was 30.4% in 2007 and 40.5% in 2006. The reduction in the effective income tax rate in 2007 is primarily due to:

•	a reduction in income tax expense due to a step-up in the tax basis on the Indian Point 2 non-qualified decommissioning trust fund resulting from restructuring of the trusts, which reduced deferred taxes on the trust fund and reduced current tax expense;

•	the resolution of tax audit issues involving the 2002-2003 audit cycle; and

•	an adjustment to state income taxes to reflect the effect of a change in the methodology of computing New York state income taxes as required by that state’s taxing authority.

See Note 2 to the audited combined financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

Liquidity and Capital Resources

This section discusses our capital structure, capital spending plans and other uses of capital, historical sources of capital, new financing arrangements and the cash flow activity presented in the cash flow statement.

Capital Structure

Our debt to capital ratio, on a historical and pro forma basis, is shown in the following table. Pro forma debt to capital is significantly higher than the historical ratios because, as discussed above, we plan to issue or incur $4.0 billion in additional long-term debt in connection with the separation and related transactions (comprised of $3.5 billion in long-term unsecured bonds and up to $500 million of debt securities, the proceeds of which would be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit), which after repaying associated company indebtedness will incrementally increase our debt outstanding by approximately $3.5 billion.

	Pro forma	Historical
	September 30,	September 30	December 31,
	2009	2009	2008	2007

Net debt to net capital	85.2%	12.3%	9.3%	31.7%
Effect of subtracting cash from debt	2.3%	3.2%	9.8%	7.7%

Debt to capital	87.5%	15.5%	19.1%	39.4%

Net debt consists of debt less cash and cash equivalents. Debt consists of loans payable—associated companies and long-term debt, including the currently maturing portion. Capital consists of debt and shareholders’ equity. Net capital consists of capital less cash and cash equivalents. We use the net debt to net capital ratio in analyzing our financial condition and believe it provides useful information to investors and creditors in evaluating our financial condition.

Summary of Contractual Obligations as of December 31, 2008

Contractual Obligations	2009	2010-2011	2012-2013	after 2013	Total
	(in thousands)

Loans payable - associated companies (1)	$513,031	$—	$—	$—	$513,031
Long-term debt (2)	36,285	72,609	53,433	81,565	243,892
Operating leases (3)	7,451	11,846	9,088	4,173	32,558
Purchase obligations (4)	204,640	408,001	187,798	387,306	1,187,745

Total	$761,407	$492,456	$250,319	$473,044	$1,977,226

(1)	Loans payable - associated companies are due on demand, and we expect to repay them as part of the separation. Contractual obligation amount does not include estimated interest payments because we plan to repay them as part of the separation. Interest on these loans payable as of December 31, 2008 was 8.65%. Loans payable - associated companies are discussed in Note 3 to the audited combined financial statements.

(2)	Includes estimated interest payments. Long-term debt is discussed in Note 3 to the audited combined financial statements.

(3)	Operating lease obligations are discussed in Note 6 to the audited combined financial statements.

(4)	Purchase obligations represent the minimum purchase obligation or cancellation charges for contractual obligations to purchase goods or services. Almost all of the total are for fuel purchase obligations.

In addition to the contractual obligations included in the table above, in 2009, we expect to contribute $55 million to qualified pension plans. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2009 plan year and beyond, may affect the level of our pension contributions in the future. Also in addition to the contractual obligations listed above, as of December 31, 2008, we have $71.3 million of unrecognized tax benefits and interest for which the timing of payments cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 2 to the audited combined financial statements for additional information regarding unrecognized tax benefits and see the section entitled “—Tax Matters Agreements - Post-Separation” for a discussion of the effect of the separation on them.

We do not have any off-balance sheet arrangements.

Tax Matters Agreements - Post-Separation

We and Entergy will enter into a Federal Income Tax Matters Agreement in connection with the separation transaction. The Federal Income Tax Matters Agreement will include provisions whereby Entergy is solely responsible for the Entergy consolidated federal income tax liability for periods prior to the effective date of the separation (“pre-spin”).

We will also enter into a State Tax and Federal Non-Income Tax Matters Agreement with Entergy in connection with the separation. The State Tax and Federal Non-Income Tax Matters Agreement will include provisions whereby we are generally responsible for federal non-income, state and local tax liabilities for pre-spin periods relating to our business and operations.

We and Entergy, however, will be liable to each other in the situations described below.

Net Operating Loss Carry-Forwards

We will be allocated our share of the Entergy federal consolidated net operating loss carry-forward (CNOL) at the separation date. Our share of the Entergy federal CNOL is estimated to be $0 as of September 30, 2009.

Uncertain Tax Positions

Entergy will retain the federal unrecognized tax benefits in its financial statements for pre-spin consolidated federal tax return items, because Entergy is presumed to be the primary obligor for the Entergy consolidated federal income tax liability for pre-spin periods. Under the Federal Income Tax Matters Agreement, Entergy may reimburse Entergy Nuclear Power Marketing, LLC up to a cumulative total of $10 million for any federal income tax liability, including interest and penalties, if any, and certain related costs that Entergy Nuclear Power Marketing, LLC is required to pay to the IRS for all the years that Entergy Nuclear Power Marketing, LLC was not a member of the Entergy consolidated federal income tax group. Entergy Nuclear Power Marketing, LLC will become a subsidiary of ours in connection with the separation. Generally, we will retain the unrecognized tax benefits for pre-spin state and local income tax return items relating to our business or operations for those jurisdictions where it is presumed that we will be the primary obligor. Pursuant to the Federal Income Tax Matters Agreement, to the extent that Entergy owes federal income taxes in an amount in excess of an amount derived from its unrecognized tax benefits for pre-spin items relating to our business or operations, we will be required to reimburse Entergy for the excess. While we and Entergy believe that the unrecognized tax benefits have been properly allocated and reserved, our reimbursement obligation to Entergy in respect of such unrecognized tax benefits under the Federal Income Tax Matters Agreement could be significantly higher than expected, and we will have no ability to control the resolution of such matters with the IRS. Our potential liability to Entergy under this provision is not expected to exceed $120 million. For timing differences, any payment by us would be offset by our ability to claim that deduction in a future period and there would be no net effect on our earnings.

Deferred Taxes

Our federal deferred tax assets and deferred tax liabilities associated with pre-spin tax deductions reflect only that portion of our deductions that meet the more-likely-than-not standard under applicable accounting standards. Our federal effective tax rate may be increased in future periods, because the liability related to these items will be recorded at Entergy, while only the certain portion of these federal deferred tax assets and liabilities will be turned around to earnings each period in our financial statements. Over time, this increase to our effective tax rate will reverse.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of our planned construction and other capital investments for 2009 through 2011, as of December 31, 2008:

Planned construction and capital investments	2009	2010	2011
	(in millions)

Capital Commitments	$357	$277	$262
Maintenance Capital	90	84	94

Total	$447	$361	$356

Maintenance Capital refers to amounts we plan to spend on routine capital projects that are necessary to support safety and reliability of service, equipment or systems.

Capital Commitments refers to non-routine capital investments for which we are either contractually obligated, have board approval, or otherwise expect to make to satisfy regulatory or legal requirements. Amounts reflected in this category include dry cask spent fuel storage and license renewal projects at certain nuclear sites, NYPA value sharing costs, and our current estimate for 2010-2012 includes increased amounts for component replacement across the fleet, spending in response to the Indian Point Independent Safety Evaluation, and spending to comply with revised NRC security requirements. Estimated capital expenditures are subject to periodic review, study and modification and may vary based on the ongoing effects of operations, business restructuring, regulatory constraints and requirements, including environmental regulations, business opportunities, market volatility, economic trends and the ability to access capital.

We are developing our capital expenditure plan for 2010 through 2012 and currently anticipate making $1.1 billion of planned construction and capital investments, including approximately $300 million for Maintenance Capital and approximately $800 million for Capital Commitments.

Power Sale Credit Support Requirements

Some of the agreements to sell the power produced by our nuclear power plants contain provisions that require an Enexus subsidiary to provide credit support to secure our obligations under these agreements. These credit support requirements and terms will replace the credit support that Entergy had previously provided for these sales agreements. Under some of these sales agreements, we will be required to provide credit support based upon the difference between the current market and contracted power prices in the regions where we sell power. In addition, some credit support will remain at a fixed value for the duration of the contract. Entergy traditionally relied primarily upon corporate guarantees, whereas we will use a combination of corporate guarantees, letters of credit, cash and liens on our assets after the consummation of the separation.

As of September 30, 2009, based on power prices at that time, Entergy had in place as credit support $398 million of collateral, consisting primarily of Entergy Corporation guarantees for wholesale transactions, but also including $20 million of guarantees that support letters of credit and $2 million of cash collateral. In the event of a decrease in Entergy’s credit rating to below investment grade, based on power prices as of September 30, 2009, Entergy would have been required to provide approximately $85 million of additional cash or letters of credit under some of the agreements.

On a pro forma basis after giving effect to the separation and the related transactions (including the issuance of our debt securities to Entergy), as of September 30, 2009, we would have had up to $500 million of indebtedness as a result of the issuance by us of up to $500 million of debt securities. We expect to use the proceeds (reflected as other assets) from the issuance of these debt securities to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit (based on market prices as of September 30, 2009 and projected outstanding hedge volumes as of September 30, 2009). See “Unaudited Pro Forma Financial Information of Enexus Energy.” We expect to provide credit support for certain of our other hedging arrangements and credit support facilities in respect of hedging by securing our obligations under those arrangements and facilities with liens on substantially all of ours and our subsidiaries’ assets, subject to certain exceptions and exclusions (including fee owned and leasehold real property located in the State of New York).

Dividends

Currently, we do not anticipate paying a regular dividend. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. In addition, the Exchange Trust Agreement will prohibit us from paying dividends while the exchange trust holds any of our shares of common stock, which is expected to be up to 18 months.

Decommissioning Trust Funds

On June 18, 2009, the NRC issued letters indicating that the NRC staff had concluded that there were shortfalls in the amount of decommissioning funding assurance provided for Indian Point 2, Vermont Yankee, and Palisades. The NRC staff conducted a telephone conference with us on this issue on June 29, 2009, and we agreed to make a submittal addressing the decommissioning funding assurance for these plants by August 13, 2009. This is summarized in an NRC letter to us dated July 9, 2009. In our August 13, 2009 submittal, we provided updated analyses to the NRC which indicated that there is no current shortfall in the amounts of the required decommissioning funding assurance for Palisades and Indian Point 2, based upon our balances as of July 31, 2009, and an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, as permitted by the NRC’s rules. For Vermont Yankee, we concluded that, when using the July 31, 2009 trust fund balance, based on an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, there was a shortfall of approximately $58 million, which could be satisfied with a cash contribution to a decommissioning trust of approximately $51 million, or by using another financial assurance mechanism in the amount of approximately $58 million. By letter dated September 29, 2009, the NRC requested further information regarding plans to address the shortfall in decommissioning funding assurance for Vermont Yankee, and we responded in a letter dated October 29, 2009. Based on the trust fund balance as of September 30, 2009, the shortfall had decreased from $58 million to $40 million. This $40 million shortfall can be satisfied with a $40 million guarantee from Entergy Corporation, which is expected to be provided by December 31, 2009. The guarantee will terminate shortly after our separation from Entergy Corporation, and we may need to provide substitute financial assurance for decommissioning in the form of a $40 million letter of credit, or by making a cash contribution to a trust fund in the amount of approximately $35 million.

Sources of Capital

Historically, our sources to meet our capital requirements and fund investments included:

•	internally generated funds;

•	cash and cash equivalents;

•	loans and capital contributions from Entergy and its subsidiaries; and

•	seller financing.

Circumstances such as power and fuel price fluctuations, and unanticipated expenses, including unscheduled plant outages, could affect the timing and level of internally generated funds in the future. Our cash flow activity for the previous three years is discussed below.

Subsequent to the spin-off transaction, Entergy will not provide us with capital to finance our capital requirements. As discussed further below, we will obtain capital from other sources. We will have a credit rating that is lower than Entergy’s current credit rating.

New Financing Arrangements

In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

•	We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•	Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of the approximately $2.0 billion of our debt securities.

•	We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from issuance of debt securities directly to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle pre-existing intercompany debt and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of those debt securities or the exchange of our debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt we will incur, and the type of debt and entity that will incur the debt have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “Description of Material Indebtedness—Senior Secured Credit Facility.”

We expect regulatory restrictions and the terms of our indebtedness will limit our ability to raise capital through our subsidiaries, pledge the stock of our subsidiaries, encumber the assets of our subsidiaries and cause our subsidiaries to guarantee our indebtedness.

Liquidity, Cash on Hand and Secured Financing Authority Going Forward

We expect to have adequate liquidity, cash on hand and secured financing authority going forward to meet our capital expenditure, debt service requirements and our hedging credit support requirements, and to ensure the safe, secure and reliable operation of our nuclear facilities.

In particular, assuming the separation occurs on January 1, 2010, at the time of the separation, we expect to have approximately $2.7 billion of net available liquidity, secured financing authority and cash on hand, composed of the following:

•	Approximately $750 million in unrestricted cash that is being left with us by Entergy;

•	Approximately $1.5 billion of available borrowing capacity under our credit facilities after projected collateral and credit support obligations are fully considered, which amount consists of our $1.2 billion senior secured credit facility plus the up to $500 million letter of credit facility, net of estimated post-separation collateral and credit support obligations (calculated as of August 31, 2009); and

•	Assuming approval of the up to $2.0 billion of secured financing authority requested from the New York Public Service Commission, we will have approximately $800 million remaining after accounting for our $1.2 billion senior secured revolving credit facility. This reserved secured financing authority (i.e., not planned to be used at the time of the separation) provides us with important financial flexibility by improving our ability to raise additional capital, specifically, in challenging financial market conditions.

We expect to provide for our ongoing liquidity needs through a combination of the following:

Cash and credit facilities

•	Cash on hand;

•	Free cash flow;

•	Senior secured credit facility;

•	Cash collateral letter of credit facility; and/or

•	Flexible shareholder capital return policies.

Credit support mechanisms for hedging

•	Replacing current and potential future cash posting or letter of credit requirements with direct liens on our assets for the benefit of counterparties;

•	Commodity credit facility or other credit support facilities;

•	Power sales agreements and hedges with fixed or capped credit support requirements;

•	Guarantees; and/or

•	Insurance.

Cash Flow Activity

As shown in our Statements of Cash Flows, cash flows for the years ended December 31, 2008, 2007 and 2006 and the nine months ended September 30, 2009 and 2008 were as follows:

	Nine months
	ended		Year ended
	September 30,		December 31,
	2009	2008	2008	2007	2006
	(in millions)

Cash and cash equivalents at beginning of period	$413	$429	$429	$384	$212

Cash flow provided by (used in):
Operating activities	831	943	1,063	837	808
Investing activities	(1,045)	(328)	(515)	(883)	(450)
Financing activities	(39)	(31)	(564)	91	(186)

	Nine months
	ended		Year ended
	September 30,		December 31,
	2009	2008	2008	2007	2006
	(in millions)

Net increase (decrease) in cash and cash equivalents	(253)	584	(16)	45	172

Cash and cash equivalents at end of period	$160	$1,013	$413	$429	$384

Operating Activities

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Our cash flow provided by operating activities decreased by $112 million for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to more refueling outage days in 2009 than in 2008, the decline in net revenue, and an increase of $41 million in spending related to the planned separation.

2008 Compared to 2007

Our cash flow provided by operating activities increased by $226 million for 2008 compared to 2007 primarily due to an increase in net revenue of $461 million, excluding the non-cash amortization of the Palisades purchased power agreement, which is discussed above. Reduced spending as a result of three refueling outages occurring in 2008 compared to four occurring in 2007 also contributed to the increase. The increase was offset by an increase in interest paid and the timing of payments to vendors.

2007 Compared to 2006

Our cash flow provided by operating activities increased by $29 million in 2007 compared to 2006 primarily due to an increase in net revenue of $407 million, excluding the non-cash amortization of the PPA, and a decrease of $24 million in the amount of pension funding payments made in 2007. This was almost entirely offset by the receipt of income tax refunds in 2006, which is described below, compared to income tax payments being made in 2007, an increase in other operating and maintenance expenses of $132 million, which is described above, and an increase in spending of approximately $79 million associated with four refueling outages in 2007 compared to two in 2006.

Investing Activities

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Net cash used in investing activities increased by $717 million for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. The following significant investing cash flow activity occurred in the nine months ended September 30, 2009 and 2008:

•	Construction expenditures were $64 million higher in 2009 than in 2008 due to various projects.

•	In the third quarter 2009, we loaned Entergy a total of $570 million pursuant to two agreements under each of which $600 million of credit is available to Entergy. The loans are due on demand, and the credit agreements expire in August 2014. The loans accrue interest at a variable rate tied to the London Interbank Offering Rate. The loans accrued interest at 5.60% in the third quarter 2009, for a total of $3.1 million.

•	Net nuclear fuel purchases increased by $52 million primarily because we were preparing for more refueling outages in 2009 than in 2008.

2008 Compared to 2007

Net cash used in investing activities decreased $368 million for 2008 compared to 2007 primarily due to the purchase in April 2007 of the 798 MW Palisades nuclear power plant located near South Haven, Michigan for a net cash payment of $336 million. In addition, we spent $91 million less on nuclear fuel purchases in 2008 than in 2007 because we were preparing for fewer refueling outages in 2008. Offsetting the decrease is the $72 million payment made to NYPA in 2008 under the value sharing agreements associated with the acquisition of the FitzPatrick and Indian Point 3 power plants. The value sharing agreements are discussed below in the section entitled “—Market and Credit Risk—Commodity Price Risk.”

2007 Compared to 2006

Net cash used in investing activities increased by $433 million in 2007 compared to 2006 primarily due to the $336 million purchase of the Palisades power plant in April 2007. Also, primarily because of the increase in refueling outages in 2007, we spent $126 million more on nuclear fuel purchases in 2007. These increases were partially offset by a $43 million decrease in construction expenditures.

Financing Activities

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Financing activity cash flows primarily consisted of parent and associated company activity for the nine months ended September 30, 2009 and September 30, 2008.

2008 Compared to 2007

Net cash provided by financing activities decreased $655 million for 2008 compared to 2007 primarily due to the financing activity associated with the purchase of the Palisades plant in 2007 and loan repayments made to associated companies in 2008.

2007 Compared to 2006

Net cash provided by financing activities was $91 million in 2007 compared to net cash flow used in financing activities of $186 million in 2006 primarily due to the $350 million in debt proceeds received to finance the purchase of the Palisades power plant in April 2007, partially offset by fluctuations in intercompany financing activity with Entergy and its subsidiaries.

Market and Credit Risk

Market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions. We hold commodity and financial instruments that are exposed to the following significant market risks:

•	The commodity price risk associated with the sale of electricity.

•	The interest rate and equity price risk associated with our investments in decommissioning trust funds. See Note 12 to the audited combined financial statements for details regarding our decommissioning trust funds.

•	The interest rate risk associated with changes in interest rates as a result of our loans payable and long-term debt outstanding. See Note 3 to the audited combined financial statements for the details of our loans payable -associated companies and long-term debt outstanding.

Our commodity and financial instruments are also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Credit risk also includes potential demand on liquidity due to credit support requirements within supply or sales agreements.

Commodity Price Risk

As a wholesale generator, our core business is selling energy, measured in MWh, to our customers. We enter into forward contracts with our customers and we also sell energy in the day-ahead or spot markets. In addition to selling the energy produced by our plants, we sell unforced capacity to load-serving entities, which allows those companies to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Our forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only and bundled contracts in which we sell both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires us to deliver MWh of energy to our counterparties, make capacity available to them, or both. See Note 11 to the audited combined financial statements for additional discussion of our risk management and hedging activity. The following are summaries as of September 30, 2009 (2009 represents the remaining quarter of the year) and December 31, 2008 of the amount of our nuclear power plants’ planned energy output that was sold forward:

	2009	2010	2011	2012	2013	2014

Contracted Sale of Energy as of September 30, 2009:
Percent of planned energy output sold forward:
Unit-contingent(1)	52%	53%	46%	18%	12%	14%
Unit-contingent with guarantee of availability(2)	34%	35%	17%	7%	6%	3%

Total	86%	88%	63%	25%	18%	17%
Planned energy output (TWh)	11	40	41	41	40	41
Average contracted price per MWh(3)	$59	$57	$56	$54	$50	$50

(1)	A unit-contingent transaction is one where power is supplied from a specific generation asset; if the asset is not operating, the seller is generally not liable to the buyer for any damages.

(2)	A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event we, the seller, fail to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of our outstanding guarantees of availability provide for dollar limits on our maximum liability under such guarantees.

(3)	The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant through the expiration of the current operating license for the plant in 2012. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below the PPA prices.

	2009	2010	2011	2012	2013

Contracted Sale of Energy as of December 31, 2008:
Percent of planned energy output sold forward:
Unit-contingent(1)	48%	31%	29%	18%	12%
Unit-contingent with guarantee of availability(2)	38%	35%	17%	7%	6%

Total	86%	66%	46%	25%	18%
Planned energy output (TWh)	41	40	41	41	40
Average contracted price per MWh(3)	$61	$60	$56	$54	$50

(1)	A unit-contingent transaction is one where power is supplied from a specific generation asset; if the asset is not operating, the seller is generally not liable to the buyer for any damages.

(2)	A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event we, the seller, fail to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of our outstanding guarantees of availability provide for dollar limits on our maximum liability under such guarantees.

(3)	The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant through the expiration of the current operating license for the plant in 2012. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below the PPA prices.

While we hedge our planned generation over a several year horizon, our focus is on the ensuing three years where we anticipate that approximately 50% or more of our total planned generation will be hedged. More specifically, we anticipate that approximately 75% or more of our total planned generation will be hedged in the prompt year. This hedging will involve (i) existing contracts, including the contract under which Palisades’ output is sold forward through 2022, representing 17% of expected annual production, (ii) expected ongoing relationships with load-serving entities, and (iii) future hedges for the sale of generation. This hedging will take into consideration a variety of factors, including maintaining sufficient credit quality and adequate liquidity and our point of view on future market power prices and how this point of view compares to the price and terms offered by hedge counterparties.

The following are summaries of the amount of our business’ installed capacity that was sold forward, and the blended amount of our business’ planned energy output and installed capacity that was, as of September 30, 2009 (2009 represents the remaining quarter of the year) and December 31, 2008, respectively, sold forward:

	2009	2010	2011	2012	2013	2014

Contracted Sale of Capacity as of September 30, 2009:
Percent of capacity sold forward:
Bundled capacity and energy contracts	27%	26%	25%	18%	16%	16%
Capacity contracts	50%	35%	26%	10%	0%	0%

Total	77%	61%	51%	28%	16%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998	4,998
Average capacity contract price per kW per month	$2.3	$3.3	$3.6	$3.6	$—	$—

Blended energy and capacity (based on revenues) as of September 30, 2009:
% of planned energy and capacity sold forward	89%	86%	61%	22%	13%	13%
Average contract revenue per MWh	$61	$59	$58	$56	$50	$50

	2009	2010	2011	2012	2013

Contracted Sale of Capacity as of December 31, 2008:
Percent of capacity sold forward:
Bundled capacity and energy contracts	26%	26%	26%	19%	16%
Capacity contracts	47%	34%	26%	9%	0%

Total	73%	60%	52%	28%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998
Average capacity contract price per kW per month	$2.1	$3.4	$3.4	$3.2	$—

Blended energy and capacity (based on revenues) as of December 31, 2008:
% of planned energy and capacity sold forward	86%	64%	43%	21%	14%
Average contract revenue per MWh	$63	$62	$59	$55	$50

Entergy’s Non-Utility Nuclear business’ purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy’s Non-

Utility Nuclear business agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy’s Non-Utility Nuclear business will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year is due by January 15 of the following year, with the payment for year 2007 output due on January 15, 2008. In August 2008, we entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to our FitzPatrick and Indian Point 3 nuclear power plants after the separation. Under the resolution, we agreed to not treat the separation as a “Cessation Event” that would terminate our obligation to make the payments under the value sharing agreements. As a result, after the separation, we will continue to be obligated to make payments to NYPA due under the amended and restated value sharing agreements described above. For more information on the regulatory proceedings in New York, please see the section entitled, “The Separation—Regulatory Approvals Necessary to Effect the Separation—State Regulatory Approvals.”

We will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. We recorded a $72 million liability in 2007 and in 2008 for generation in those years. An amount equal to the liability was recorded to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Our purchase of the Vermont Yankee plant included a value sharing agreement providing for payments to the seller in the event that the plant’s operating license is extended beyond its original expiration in 2012. Under the value sharing agreement, to the extent that the average annual price of the energy sales from the plant exceeds the specified strike price, initially $61/MWh, and then adjusted annually based on three indices, we will pay half of the amount exceeding the strike prices to the seller. We expect that these payments, if required, will be recorded as adjustments to the purchase price of Vermont Yankee. The value sharing would begin in 2012 and extend into 2022.

Critical Accounting Estimates

The preparation of our financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in the assumptions and measurements that could produce estimates that would have a material effect on the presentation of our financial position or results of operations.

Nuclear Decommissioning Costs

We own six nuclear generation facilities and two non-operating nuclear facilities. Regulations require us to decommission our nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities’ operating lives in order to provide for this obligation. We conduct periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

•	Cost Escalation Factors - Our decommissioning studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from approximately CPI-U to 5.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as 11%.

•	Timing - In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant’s retirement must be estimated. The expiration of the plant’s operating license is typically used for this purpose, but the assumption may be made that the plant’s license will be renewed and operate for some time beyond the original license term. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in “safestore” status for later decommissioning, as permitted by applicable regulations. While the effect of these assumptions cannot be determined with precision, assuming either license renewal or use of a “safestore” status can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning costs will affect net income to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision. Any increases in the liability recorded due to such changes are capitalized and depreciated over the asset’s remaining economic life in accordance with SFAS 143.

•	Spent Fuel Disposal - Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop a repository at Yucca Mountain, Nevada. Until this site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant effect (as much as 16% of estimated decommissioning costs). Our decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of the Yucca Mountain facility, the schedule for shipments to that facility when it is opened, or other factors.

•	Technology and Regulation - To date, there is limited practical experience in the United States with actual decommissioning of large nuclear facilities. As experience is gained and technology changes, cost estimates could also change. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable. Our decommissioning cost studies assume current technologies and regulations.

In the third quarter 2008, we recorded an increase of $13.7 million in decommissioning liabilities for certain of our plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the fourth quarter 2007, we recorded an increase of $100 million in decommissioning liabilities for certain of our plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $100 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the third quarter 2006, we recorded a reduction of $27 million in decommissioning liability for a plant as a result of a revised decommissioning cost study and changes in assumptions regarding the timing of when decommissioning of the plant will begin. The revised estimate resulted in reduced expenses of $27 million ($16.6 million net-of-tax), reflecting the excess of the reduction in the liability over the amount of undepreciated asset retirement cost recorded at the time of adoption of SFAS 143.

Qualified Pension and Other Postretirement Benefits

We participate in Entergy-sponsored qualified, defined benefit pension plans which cover substantially all employees. Additionally, we currently provide postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for us. Our reported costs of providing these benefits, as described in Note 7 to the audited combined financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, our estimate of these costs is a critical accounting estimate for us.

Assumptions

Key actuarial assumptions utilized in determining these costs include:

•	Discount rates used in determining the future benefit obligations;

•	Projected health care cost trend rates;

•	Expected long-term rate of return on plan assets; and

•	Rate of increase in future compensation levels.

We review these assumptions on an annual basis and adjust them as necessary. The falling interest rate environment and worse-than-expected performance of the financial equity markets in previous years have impacted funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate to calculate benefit obligations, we review market yields on high-quality corporate debt and match these rates with our projected stream of benefit payments. Based on recent market trends, we increased the discount rate used to calculate benefit obligations from 6.5% in 2007 to 6.75% for pension and 6.7% for other postretirement benefits in 2008. Our assumed discount rate used to calculate the 2006 benefit obligations was 6.00%. We review actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, the health care cost trend rate assumption used in calculating the December 31, 2008 accumulated postretirement benefit obligation was an 8.5% increase in health care costs in 2009 gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2015 and beyond.

In determining our expected long-term rate of return on plan assets, we review past long-term performance, asset allocations, and long-term inflation assumptions. We target an asset allocation for our pension plan assets of roughly 65% equity securities and 35% fixed-income securities. The target allocation for our other postretirement benefit assets is 51% equity securities and 49% fixed-income securities. Our expected long-term rate of return on pension plan and non-taxable other postretirement assets used were 8.5% in 2008, 2007 and 2006. Our expected long-term rate of return on taxable other postretirement assets were 5.5% in 2008 and 2007 and 2006. The assumed rate of increase in future compensation levels used to calculate benefit obligations was 4.23% in 2008 and 2007 and 3.25% in 2006.

Cost Sensitivity

The following chart reflects the sensitivity of qualified pension cost to changes in certain actuarial assumptions (dollars in thousands):

		Impact on 2008	Impact on Qualified
	Change in	Qualified Pension	Projected
Actuarial Assumption	Assumption	Cost	Benefit Obligation
	Increase/(Decrease)

Discount rate	(0.25)%	$1,900	$21,352
Rate of return on plan assets	(0.25)%	$917	—
Rate of increase in compensation	0.25%	$1,445	$8,805

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (dollars in thousands):

			Impact on Accumulated
	Change in	Impact on 2008	Postretirement Benefit
Actuarial Assumption	Assumption	Postretirement Benefit Cost	Obligation
	Increase/(Decrease)

Health care cost trend	0.25%	$1,583	$5,487
Discount rate	(0.25)%	$1,241	$7,236

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

In accordance with accounting principles, we utilize a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

We calculate the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. We determine the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets we use fair value when determining MRV.

Costs and Funding

In 2008, our total qualified pension cost was $29.6 million. We anticipate 2009 qualified pension cost to be $30.7 million. Pension funding was $46.1 million for 2008. Our contributions to the pension trust are currently estimated to be $55 million in 2009, which amount has already been paid. Guidance pursuant to the Pension Protection Act of 2006 (Pension Protection Act) rules, effective for the 2008 plan year and beyond, continues to evolve, be interpreted through technical corrections bills, and discussed within the industry and congressional lawmakers. Any changes to the Pension Protection Act as a result of these discussions and efforts may affect the level of our pension contributions in the future.

The Pension Protection Act of 2006 was signed by the President on August 17, 2006. The intent of the legislation is to require companies to fund 100% of their pension liability; and then for companies to fund, on a going-forward basis, an amount generally estimated to be the amount that the pension liability increases each year due to an additional year of service by the employees eligible for pension benefits.

The recent decline in stock market prices will affect our planned levels of contributions in the future. Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the market-related values of assets and funding liabilities as measured at that date. An excess of the funding liability over the market-related value of assets results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which is based on the market-related values of assets divided by funding liabilities, does not meet certain thresholds. Our minimum required contributions for the 2009 plan year are generally payable in installments throughout 2009 and 2010 and are based on the funding calculations as of January 1, 2009. The final date at which 2009 plan year contributions may be made is September 15, 2010.

On March 31, 2009, the United States Treasury Department issued guidance that allows plan sponsors to use interest rates earlier in 2008 to measure the present value of the funding liability at January 1, 2009. Prior to this change, the rates required to be used for us were from the month of December 2008 and the sharp decrease in interest rates during December 2008 was expected to generate significant increases in the funding liability. A higher liability coupled with losses in the fair market value of pension assets would have increased the funding shortfall at January 1, 2009 and resulted in larger future contributions for the 2009 plan year, payable in 2009 and 2010 as described above. Our January 1, 2009 funding liability valuation was favorably affected by this guidance and 2009 contributions are not expected to materially increase. However, to the extent that the higher interest rates experienced in 2008 do not recur in future periods and the fair market values of pension assets do not significantly recover, our January 1, 2010 funded status could be adversely affected and significantly increase future minimum required pension plan contributions. In addition to the minimum required contribution required under the Pension Protection Act to fund a shortfall based on the seven year rolling amortization, additional contributions could be needed in 2010 to avoid the plan limitations noted above. The necessity of such contributions and the actual funded status will be based on a number of factors, including asset performance through 2009 and the interest rates required to be used to measure funded status at January 1, 2010, and therefore cannot be determined at this time.

Total postretirement health care and life insurance benefit costs for us in 2008 were $15.2 million, including $4.3 million in savings due to the estimated effect of future Medicare Part D subsidies. We expect 2009 postretirement health care and life insurance benefit costs to be $14.4 million. This includes a projected $3.9 million in savings due to the estimated effect of future Medicare Part D subsidies. We expect to contribute $4 million in 2009 to our other postretirement plans.

Other Contingencies

We are subject to a number of federal and state laws and regulations and other factors and conditions in the areas in which we operate that potentially subject us to environmental, litigation, and other risks. We periodically evaluate our exposure for such risks and record a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

Environmental

We must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, we could incur substantial costs to restore properties consistent with the various standards. We conduct studies to determine the extent of any required remediation and have recorded reserves based upon our evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified that require environmental remediation for which we could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

•	Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.

•	The identification of additional sites or the filing of other complaints in which we may be asserted to be a potentially responsible party.

•	The resolution or progression of existing matters through the court system or resolution by the EPA.

Litigation

We have been named as defendant in a number of lawsuits involving employment and injuries and damages issues, among other matters. We periodically review the cases in which we have been named as defendant and assess the likelihood of loss in each case as probable, reasonably estimable, or remote and record reserves for cases which have a probable likelihood of loss and can be estimated. The ultimate outcome of the litigation that we are exposed to has the potential to materially affect our results of operations.

New Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities may be recorded at fair market value at the date of acquisition if certain criteria are met. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures and affects the presentation of minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date.

In March 2008 the FASB issued Statement of Financial Accounting Standards No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161), which requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In December 2008 the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), that requires enhanced disclosures about plan assets of defined benefit pension and other postretirement plans, including disclosure of each major category of plan assets using the fair value hierarchy and concentrations of risk within plan assets. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009.

Effective January 1, 2009, we adopted FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether we have the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if we do not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment shall have been considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, we recorded an adjustment to our opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax).

In June 2009 the FASB issued Statement of Financial Accounting Standards 167, “Amendments to FASB Interpretation No. 46R (FIN 46R)” (SFAS 167). FIN 46R is entitled “Consolidation of Variable Interest Entities”. SFAS 167 amends FIN 46R to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS 167 also requires additional disclosures on an interim and annual basis about an enterprise’s involvement in variable interest entities. The standard will be effective in the first quarter of 2010. We do not expect the adoption of SFAS 167 to have a material effect on our financial position, results of operations, or cash flows.

In August 2009 the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value” that amends ASC Topic 820 to clarify guidance on fair value measurements of liabilities when a quoted price in an active market for an identical liability is not available. ASU No. 2009-05 will be effective for the us in the fourth quarter 2009. We do not expect the adoption of ASU No. 2009-05 to have a material effect on our financial position, results of operations, or cash flows.

In the third quarter 2009, we adopted the FASB Accounting Standards Codification (ASC) as required by SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” The ASC is the source of authoritative U.S. GAAP recognized by the FASB. We will also continue to apply the rules and interpretive releases of the SEC as an authoritative source of GAAP. The adoption of the ASC did not have any effect on the financial statements included herein.

OUR INDUSTRY

Independent generating companies in the New England and New York markets, where five of our six nuclear power plants are located, operate on a competitive basis, with fundamental supply and demand driving the basis for power prices. As explained below, we believe that those markets are characterized by a combination of expected long-term growth in demand for electricity, constraints on the expansion of electricity infrastructure, infrastructure constraints on the transmission of natural gas into the regions into which we sell energy and capacity and exposure to the increasing likelihood of federal and state legislation limiting or taxing carbon dioxide (CO2) emissions. Palisades, our sixth plant, operates in the Midwest market, which is also a competitive market. Power generated at Palisades is currently fully contracted to Consumers Energy Company and therefore is unlikely to be materially affected by market fundamentals in the region until that contract expires in 2022. The chart below shows the power prices in major U.S. locations compared to prices in zones where our nuclear power plants are located.

Source: Energy Velocity (12 month rolling average prices are shown)

Overview of Power Markets in the Northeast United States

ISO-NE and NYISO

In New England, where our Vermont Yankee and Pilgrim plants operate, the ISO-NE is responsible for the day to day operation of New England’s bulk power and generation and transmission system. ISO-NE oversees and administers the region’s wholesale electricity markets and manages a comprehensive bulk power system planning process. The states that operate within the territory of the ISO-NE had, as of October 2009, a total of approximately 6.5 million households and businesses, more than 350 generators, over 8,000 miles of high voltage transmission lines, 13 interconnections with systems in New York and Canada and more than 33,000 MW of total supply. The New England market uses all regional generating resources to serve regional demand, independent of state boundaries.

In New York, where our Indian Point 2, Indian Point 3 and FitzPatrick plants operate, the NYISO is responsible for managing the electricity transmission grid and overseeing and administering wholesale electric markets. As of October 2009, the region served by the NYISO had a total population of 19.2 million, over 727 generating units, a 10,775-mile network of high-voltage transmission lines and approximately 40,577 MW of total supply.

Day-Ahead and Real-Time Markets

In coordinating the sale and pricing of electricity in the Northeast, both the NYISO and the ISO-NE conduct day-ahead market and real-time market auctions. In the day-ahead market auction, generators submit offers of electricity supply and Load Serving Entities (LSEs), the entities which provide electric service to end-users, submit demand bids for electricity, one day ahead of actual dispatch (or actual delivery and use of such electricity). These bids are applied to each hour of the day and for each pricing location. From these offers and bids, the ISO constructs aggregate supply and demand curves for each location. The intersection of these curves identifies the market-clearing price at each location for every hour. Supply offers below and demand bids above the identified price “clear,” or are scheduled. All scheduled generators receive the clearing marginal energy price. Offers and bids that clear are entered into a pricing software system along with binding transmission constraints to produce the prices for all locations, which are referred to as the locational marginal prices. The graph below illustrates how the market is cleared in the day-ahead market auction.

The quantities and prices that clear in the day-ahead market are financially, although not physically, binding. Generators and offers scheduled in the day-ahead settlement are paid the day-ahead locational marginal price for the MW accepted. Scheduled suppliers must produce the committed quantity during real-time or buy power from the real-time marketplace to replace what was not produced. Likewise, wholesale buyers of electricity whose bids to buy clear in the day-ahead market settlement pay for and lock in their right to consume the cleared quantity at the day-ahead locational marginal price. Electricity use in real-time that exceeds the day-ahead purchase is paid for at the real-time locational marginal price.

The real-time market is a spot market for energy. While the day-ahead market auction produces the schedule and financial terms of energy production and use for the operating day, a number of factors can change that schedule, including unforeseen generator or transmission outages, transmission constraints or changes from the expected demand. The real-time market addresses these deviations from the day-ahead settlement. Day-ahead locational marginal prices can differ from real-time locational marginal prices when supply offers or demand bids from the day-ahead are not identical to actual system supply or demand. This causes the real-time dispatch to deviate from the day-ahead financial commitment.

Market Pricing Dynamics

The Northeast markets, where we sell our energy and capacity products, can generally be characterized by high demand metropolitan areas and the difficulties of serving this demand with limited local resources and a congested transmission system. The challenges in siting and development of energy infrastructure projects in urbanized areas, coupled with demand growth and high fuel prices, have been the key factors causing New York and New England markets to experience some of the highest average power prices in the United States in 2008.

The increased emphasis on energy efficiency and load reduction programs in New York and New England, coupled with the current economic recession, have materially reduced the existing and projected regional demand in 2009. In addition, the prices of natural gas, which is the primary fuel cost driving the power prices in the New York and New England markets, have declined significantly for the first nine months of 2009 compared to 2008. A combination of these factors caused power prices in these markets to be lower for the first nine months of 2009 as compared to the first nine months of 2008. However, we believe the challenges in the New York and New England regions mentioned above still exist, and as the economy recovers, we believe our generation portfolio is well positioned to benefit from market price dynamics that we have seen in the past.

Fuel Costs

The cost of fuel is the largest production cost variable for most electricity generators. In the day-ahead and real-time markets, market participants typically submit offers of electricity supply at prices that reflect their units’ marginal costs of production. The marginal unit is the plant that submits the highest accepted offer for electricity into the market at a point in time and is thus the unit that produces the last required MW of power to meet market demand. The marginal unit sets the market-clearing price of power in a region, which is the market price for every supplier. Therefore, as fuel costs of a marginal unit increase, the market-clearing price for power in the marketplace increases. Nuclear and solid fuel (such as coal) power plants have among the lowest fuel costs of all electricity suppliers, and therefore some of the lowest marginal production costs.

As of 2009, generating units that are capable of burning natural gas, fuel oil, or both, made up approximately 63% of the electric generating capacity in the New England markets and 63% of the electric generating capacity in the New York markets. Because demand almost always exceeds supply available from nuclear and solid fuel power plants in these regions, the natural gas and fuel oil plants are usually the marginal plants that set the market-clearing price of wholesale power. As a result, the price of natural gas is one of the primary variables that affect the price of power in the Northeast.

The annual average price of natural gas at Henry Hub was $7.41/MMBtu for the five years from 2004 to 2008. Natural gas prices spiked to a record annual average price of $8.85/MMBtu in 2008 and have subsequently dropped to an average of $3.80/MMBtu for the first nine months of 2009. However, remaining in line with the 2004-2008 average, longer term forward natural gas prices for the contract years 2011-2014 have averaged $7.01/MMBtu over the first nine months of 2009.

The 2004-2008 annual average price for natural gas basis (transportation) from Henry Hub to the Northeastern United States where our plants are located has been in the range of $0.90/MMBtu to $1.15/MMBtu depending on the specific area within the Northeast. Continuing to reflect this range of gas basis, during the first nine months of 2009, longer term forward markets for contract years 2011-2014 have a gas basis ranging from $1.02/MMBtu to $1.17/MMBtu. The recent improvements in natural gas infrastructure in the Northeast are expected to be crucial to mitigate regional natural gas price spikes which we have experienced in the past. Recent advances in shale drilling technology have increased the possibility of obtaining natural gas located around the Marcellus shale, which also covers part of New York; however due to state and federal regulatory and environmental hurdles, full development of this shale, if it can successfully be developed as claimed, could take several years. The following chart illustrates the relationship between natural gas prices and power prices, as reflected in the day-ahead market power prices in the ISO-NE’s Massachusetts hub versus natural gas prices in the Tennessee Gas Pipeline Zone 6.

Source: Ventyx Energy Velocity

Supply and Demand Characteristics

Demand Growth in ISO-NE and NYISO Markets

Both the New England and New York power grids are summer peaking systems, which means that the highest demand for power typically occurs during the summer season. Demand in the ISO-NE market reached an all-time high in the summer of 2006 with peak electricity use of 28,130 MW, surpassing the previous year’s peak by 1,245 MW. Similarly, the NYISO market reached peak summer demand levels of 33,939 MW in 2006. As illustrated in the chart below, the ISO-NE projects summer peak demand based on normalized weather assumptions to increase from 2009 to 2017 at a compound annual growth rate of 1.2%. The NYISO projects summer peak demand to increase during the same period at a compounded annual growth rate of 0.6%. While we expect demand for power, in the short-term, to remain depressed because of the ongoing recession, based on the long-term projections of the NYISO and the ISO-NE, we believe that in the long-term, demand will increase as compared to historical levels.

Sources: “New York ISO Load and Capacity Data Report (the Gold Book), issued on May 30, 2009” and “ISO New England 2009-2018 Forecast Report of Capacity, Energy, Loads, and Transmission (the CELT report) issued on April 30, 2009”

Supply Constraints

In contrast to projected demand growth, siting, developing and constructing additional thermal generation plants (natural gas, fuel oil, coal and nuclear) in both the New York and New England markets is becoming increasingly difficult. We believe this is due to a combination of factors, including political pressures, uncertainty around greenhouse gas regulation initiatives and the increased incremental costs those initiatives will impose on newly constructed fossil fuel power plants, and the logistical challenges of construction of power plants in urban areas. In addition, siting in and around cities, the most capacity-constrained areas, is expensive, and planning and permitting can take years.

1,322 MW of generation capacity (representing approximately 3.62% of total capacity) were added in the ISO-NE region from 2004 through the first nine months of 2009, and approximately 5,988 MW of new generation capacity (representing approximately 13.12% of total capacity) were added in the NYISO region from 2004 through the first nine months of 2009.

For the ISO-NE region, as of October 1, 2009, 8,446 MW of new generation are in the interconnection queue for the last three months of 2009 and for the 2010-2011 period. 2,556 MW (30%) of this are wind generation projects. For the NYISO region, as of September 30, 2009, 10,790 MW of new generation are in the interconnection queue for the last three months of 2009 and for the 2010-2011 period. 4,252 MW (39%) of this are wind generation projects. The interconnection queues show the transmission study requests by developers who would like to connect their projects to the grid in the regions represented by the ISO-NE and the NYISO. Historically, the actual amount of new generation MW being built in these markets is materially less than the MW of generation projects which were in the interconnection queues.

The interconnection queues also include intermittent resources, such as wind-powered generators which are eligible for participating in the energy and capacity markets in the NYISO and the ISO-NE. The installed capacity for such resources that can be counted as eligible for participation in the capacity market is based on each unit’s historical performance data as well as the qualification requirements set by each ISO. For example, in NYISO, approximately 10% and 30% of a wind generator’s installed capacity can be counted towards summer and winter reserve margins, respectively.

Reserve Margins

The increased emphasis on energy efficiency and load reduction programs in New York and New England, coupled with the current economic recession, have materially reduced the regional demand projections. Under current trends, the regions have enough resources for several years. However, without the projected new resource additions, the reserve margins in NYISO and ISO-NE are expected to be below NERC reference levels by 2015 and 2013 respectively. We believe that both regions will need the timely development of new resources and transmission solutions to support the demand growth in the region. The reserve margin is a measure of available capacity over and above the capacity needed to meet the normal peak demand levels. Currently, the New York State Reliability Council designates a reserve margin of 16.5% for the NYISO, and the ISO-NE designates a reserve margin calculation approximating to 11%. The chart below illustrates the potential reserve margins as projected by NYISO and ISO-NE through 2017 if new capacity is not added, as well as the respective reserve margin requirements for each region. The temporary increase in the reserve margin through 2011 in New England is due to the results of the Forward Capacity Auctions #1, #2 and #3, which were held in February 2008, December 2008 and October 2009, respectively. In Forward Capacity Auction #1, 2,553 MW of demand side resources and 626 MW of new supply resource capacity were cleared. In Forward Capacity Auction #2, 2,937 MW of demand side resources and 1,157 MW of new supply resource capacity were cleared. In Forward Capacity Auction #3, 2,898 MW of demand side resources and 1,444 MW of new supply resource capacity were cleared. The ISO-NE reserve margin projection includes significantly less net purchases after 2012.

Sources: “NYISO website information regarding historical reserve margin;” “New York State Reliability Council New York Control Area Installed Capacity Requirements For the Period May 2009 through April 2010, issued on December 5, 2008;” “New York ISO Load and Capacity Data Report (the Gold Book), issued on May 30, 2009;” “ISO New England 2009-2018 Draft Forecast Report of Capacity, Energy, Loads, and Transmission (the CELT report), issued on April 30, 2009;” “ISO New England 2008 Regional System Plan, issued on October 16, 2008;” and “ISO New England website information for first and second forward capacity auction results.”

Capacity Markets

Each North American Electric Reliability Corporation (NERC) region in the United States is required by NERC’s electric reliability standards to have sufficient generating capacity, as measured in total MW of generation available to provide energy to the region, to meet expected consumption of electricity. In many markets in the United States, a separate market for capacity does not exist, and the value of the underlying capacity is inherently included in the price of the energy generated. Due to forecasted shrinking reserve margins, over the past several years, both the NYISO and the ISO-NE have developed separate capacity markets in their respective regions to encourage investment in new generation and ensure system reliability. The capacity markets are essentially a mechanism for procuring capacity at market prices. In addition to the price that power plants receive for power sold in energy markets, these plants are also eligible to receive payments related to the amount of their total capacity, in MW, that is uncontracted and available to provide power to the region. LSEs are required to purchase sufficient capacity to demonstrate their ability to provide electric energy in an amount equal to peak load forecast plus a reserve margin.

ISO-NE Capacity Market

In New England, the ISO-NE and regional stakeholders have been developing and negotiating a regional capacity market design since 2002. This multi-year endeavor culminated in March 2006 when numerous parties, including the ISO-NE, filed a settlement at FERC to establish a new forward capacity market (FCM), under which generating resources in the region receive payments for the amount of uncontracted capacity they have available to the region. As part of the development of the FCM, a transition payment mechanism was started on December 1, 2006, which provides fixed capacity payments to all existing capacity resources until FCM payments begin in June 2010. Following this transition period, FCM payments will be made based on an annual competitive auction process called a forward capacity auction (FCA). The ISO-NE projects the New England power system’s capacity requirements three years in advance and holds an FCA to purchase resources necessary to satisfy the region’s future needs. The chart below illustrates capacity payments, in $/kW-month, that will be available through May 2010 for uncontracted capacity in ISO-NE per the transitional FCM, and for uncontracted capacity that cleared the first three FCAs. The fourth FCA is expected to be held on August 2, 2010 for the capacity commitment period from June 1, 2013 through May 31, 2014.

Source: ISO-NE website, note that FCM 1, 2 and 3 prices (Auction Results) reflect the pro-rated reduction

NYISO Capacity Market

Generators in the NYISO region receive capacity payments through the installed capacity (ICAP) market. All LSEs in the region are required to procure sufficient capacity to meet specified reserve requirements. Through an auction process, market participants submit bids based on the amount of unforced capacity associated with their physical assets. Each year, traditional thermal generating units (nuclear, coal, natural gas, fuel oil) are required to perform one test during the summer capability period and one test during the winter capability period to verify their maximum net capability. For example, if a generating unit with an installed capacity of 100 MWs undergoes a maximum net capability test, and the test results indicate that the unit can only produce 95 MWs, then the NYISO will rate this unit at 95 MWs for ICAP purposes. However, the ICAP market actually trades unforced capacity, which represents the amount of ICAP that is likely to be available at any given time. Unforced capacity is the percentage of ICAP available after a unit’s forced outage rate is calculated. The amount available for sale is established twice a year, once for the winter capability period and once for the summer capability period. A rolling 12 month average of the monthly forced outage rate is used to determine the amount of ICAP that can be sold in units of unforced capacity. For example, if the 12 month forced outage rate is 10%, the above “100 MW” unit would only be allowed to sell 85.5 MWs of unforced capacity next month. The unforced capacity product was developed with the intent of maintaining reliability in the New York marketplace by not only ensuring that capacity is available for current energy needs, but also providing incentives to improve the forced outage rates of existing generators. Capacity from intermittent generation (wind, solar) is determined by other NYISO methodologies.

Clearing prices for unforced capacity are set through three types of auctions in the NYISO: a winter and summer six month strip auction, with forward capacity for the full six month period; a monthly auction, with forward capacity for the remaining months in the period; and a spot auction, with prompt procurement of capacity. For strip and monthly auctions, supply and demand bids for capacity are received from auction participants, and a market clearing price and quantity is found. In the spot auction, instead of demand bids, administratively-set downward-sloping demand curves (ICAP Demand Curves) are utilized by NYISO.

The prices for ICAP Demand Curves are primarily driven by the cost of new entry in the NYISO market. A separate demand curve is defined for New York City, Long Island and the New York Control Area. NYISO reviews the demand curve settings every three years to determine the cost of a peaking unit in the New York Control Area and each locality, the projected net energy and ancillary services revenue, and the appropriate shape and slope of the ICAP Demand Curves.

The chart below illustrates historical capacity prices in the New York Rest of State market from November 2004 through October 2009.

Source: NYISO website

The capacity markets in the Northeast are becoming increasingly regional. A certain amount of capacity is regularly transacted between the three structured capacity markets: PJM, NYISO and ISO-NE. The NYISO’s neighboring control areas, ISO-NE and PJM, have implemented multi-year forward capacity markets. This creates a “seams” issue as to the economic flow of capacity between the regions. For PJM and ISO-NE, capacity is sold three years in advance in the forward market auction, while NYISO has six-month strip and monthly auctions. As a result, capacity suppliers must decide whether it is more beneficial to sell capacity in PJM or ISO-NE forward auctions three years in advance, or instead wait for NYISO capacity auctions. To capture the best value, suppliers project how the value of capacity in NYISO markets will evolve in the next three years. Once a commitment is completed for a market, the supplier will only know after the NYISO auctions, three years later, if they made the right decision. This creates a lag in supply response to economic signals between the capacity markets.

The NYISO has observed this seams issue and the development of a forward capacity market is under discussion at the NYISO’s Installed Capacity Working Group. The details and final outcome of this work cannot be predicted. However, we believe a forward capacity market in NYISO, if implemented, can further improve the transparency and liquidity of the capacity markets in the region, which can support our hedging efforts. The ability to sell capacity physically located in one region to another region (i.e., across the seam) is also encumbered by the necessity of maintaining firm transmission rights between the regions (across the seam) for the period of the sale.

Pending CO2 Legislation

There is increasing conviction in the scientific community and among U.S. political leaders that action must be taken to limit greenhouse gas emissions in order to mitigate global warming. CO2 emission regulation is already in place in the European Union, where CO2 emissions allowances have been traded since 2005. U.S. state government officials have taken the lead on imposing domestic limits through participation in the Regional Greenhouse Gas Initiative (RGGI), a cooperative effort by several states to reduce CO2 emissions through a cap and trade program with a market-based emissions trading system. On January 1, 2009, the RGGI became effective, requiring a 10% reduction in carbon emissions by 2018.

We expect that over the next several years, some variation of a carbon tax or cap and trade program will be enacted via federal legislation. Both the U.S. Senate and House of Representatives are currently working to develop alternatives to address carbon emissions. Under a hypothetical carbon tax regime, the tax on greenhouse gas emissions would effectively be added to a power plant’s total operating cost. All else being equal, the largest emitters of greenhouse gases would therefore pay the highest tax, and because the operating costs of power plants on the margin determine the market price for power for all suppliers of power in a region, a carbon tax would effectively serve to increase the market price of power. We expect that for power plants that have virtually no greenhouse gas emissions, including nuclear power plants, a carbon tax would primarily manifest itself in the form of higher net revenue based on the increased market price for power.

Under a cap and trade system, regulators would establish a cap that would limit CO2 emissions from a given power plant to a level lower than that plant’s current emissions level. The emissions allowed under the cap would be divided up into individual permits—usually equal to one ton of pollution—that represent the right to emit that amount. Because the emissions cap restricts the amount of pollution allowed, permits that give a company the right to pollute take on financial value and companies are free to buy and sell permits in order to continue operating in the most profitable manner available to them. Plants that continue to emit CO2 at levels higher than their permits allow would have to purchase additional permits, whereas plants that are able to reduce emissions below the cap through investment in emission reduction technologies would have excess permits to sell to the market. We expect that, under a cap and trade system, the cost associated with reducing CO2 emissions through investment or purchasing incremental permits will increase the marginal cost of production for carbon emitting power plants, thereby leading to increased power prices and, therefore, higher net revenue for power plants, such as nuclear power plants, that have virtually no CO2 emissions.

Overview of Midwest Power Market

Our Palisades plant, which we purchased in April 2007, operates in the region of the United States that the Midwest Independent System Operator (MISO) oversees. The MISO market includes all of Wisconsin and Michigan, and portions of Ohio, Kentucky, Indiana, Illinois, Nebraska, Kansas, Missouri, Iowa, Minnesota, North Dakota, Montana and Manitoba, Canada. The MISO helps facilitate reliable, cost-effective systems and operations, dependable and transparent prices, open access to markets and planning for long-term efficiency. The MISO scope of operations includes over 133 GW of generation capacity, 93,600 miles of transmission and 310 participants. Coal is the primary marginal fuel and makes up approximately 51% of the region’s total generation capacity. The MISO does not have a formal, centralized forward capacity market, but LSEs do transact capacity through bilateral contracts in order to maintain required minimum reserve margins.

BUSINESS

As discussed above in the section entitled “The Separation,” only the non-utility nuclear business of Entergy, including our 50% investment in EquaGen, will be included in the assets transferred to us in connection with our separation from Entergy. The following description of our business describes our business as it will be conducted by us.

Overview

We own six operating nuclear power plants, five of which are located in the Northeast United States, with the sixth located in Michigan. Our relatively low marginal cost nuclear power plants have nearly 5,000 MW of aggregate electric generation capacity and we are primarily focused on selling the power produced by those plants to wholesale customers. Our revenues are primarily derived from sales of energy and sales of generation capacity. Our strategy is focused on providing safe and reliable electric power to our customers, while taking advantage of market trends and strategic investments to enhance our revenues and operating income. We are the only publicly-traded, virtually emissions-free, nuclear generating company in the United States and believe that nuclear power is an important part of solving the problems of global climate change and energy independence.

The constraints on the expansion of electricity infrastructure in the Northeast United States are among the most restrictive in the United States. Due to these constraints, as well as infrastructure constraints on the transmission of natural gas into the Northeast United States, expected growing demand in the long-term for electricity and the increasing likelihood of Federal and State legislation limiting or taxing CO2 emissions, we expect power prices in the Northeast to remain relatively higher than most of the United States over the next several years.

We will operate and maintain our nuclear power plants through EquaGen, in which we hold a 50% ownership interest. Entergy Nuclear Operations, which will become a subsidiary of EquaGen prior to the separation, will be responsible for operating and making capital improvements to each nuclear power plant and complying with permits and approvals in accordance with the operating agreement for each plant, good utility practice, applicable laws and regulations, the applicable NRC operating license and the budgets approved by us for each plant. We also offer, or expect to offer, operations, construction management and decommissioning services to nuclear power plants owned by third parties in the United States, including the Cooper Nuclear Station in Nebraska. Through EquaGen, we believe we have a strong track record of maintaining, improving and safely operating nuclear power plants. Additionally, we believe we will be a leader in every aspect of the nuclear life cycle, including operations, construction management, license renewals, decommissioning estimates and dry fuel installations.

The map below illustrates the locations of our six operating nuclear power plants. Additionally, the territories of the respective ISOs are highlighted as shown in the legend.

The following chart provides details regarding each of our operating nuclear power plants.

		Vermont		Indian	Indian
	FitzPatrick	Yankee	Pilgrim	Point 2	Point 3	Palisades

Market	NYISO	ISO-NE	ISO-NE	NYISO	NYISO	MISO

Year Acquired	2000	2002	1999	2001	2000	2007

2008 Capacity	838 MW	605 MW	688 MW	1,028 MW	1,041 MW	798 MW

In-Service Year	1975	1972	1972	1974	1976	1971

Current License Expiration	2034	2012	2012	2013	2015	2031

Expected Date for Approval of Renewed NRC License(1)	Renewed License Issued on September 8, 2008	Fourth Quarter 2009 or early 2010	Fourth Quarter 2009	First Quarter 2011	First Quarter 2011	Renewed License Issued on January 17, 2007

2005-2008 Average Capacity Factor	92%	93%	93%	94%	94%	92%

Type of Reactor	Boiling Water Reactor	Boiling Water Reactor	Boiling Water Reactor	Pressurized Water Reactor	Pressurized Water Reactor	Pressurized Water Reactor

Reactor Manufacturer	General Electric	General Electric	General Electric	Westinghouse	Westinghouse	Combustion Engineering

(1) The estimated dates are the later of currently published dates from the NRC and our current expectations of when we would receive approval from the NRC for the renewal of our licenses. Those dates are subject to uncertainty, however, because of various factors, including the possibility of numerous interveners in the proceedings. For further information, see the section entitled “Risk Factors—Risks Relating to Our Business.”

We also own two non-operating facilities, Big Rock Point in Michigan and Indian Point 1 in New York, which we acquired when we purchased the Palisades and Indian Point 2 nuclear plants, respectively. These facilities are in various stages of the decommissioning process.

We face a number of risks related to the operation of our business, the separation and ownership of our common stock, including the following risks:

•	We must consistently operate our nuclear power plants at high capacity factors, and lower capacity factors could materially adversely affect our results of operations, financial condition and liquidity.

•	The nuclear power plants we own will be exposed to price risk to the extent they must compete for the sale of energy and capacity, and this may harm our profitability; and

•	We face exposure to changes in commodity prices, which can affect the value of our assets, operating costs and liquidity required to support credit support requirements, and which may not be adequately hedged against adverse changes.

For additional information about the risks we face, please see the section entitled “Risk Factors” beginning on page 22.

Our Strengths

We believe that we are well positioned to execute our business successfully because of the following competitive strengths.

We have a strong track record of safety, security and reliability, and a reputation as a strong nuclear operator.

We have a strong track record of safety and security through Entergy Nuclear Operations. Entergy Nuclear Operations has achieved positive results in the periodic nuclear power plant evaluations conducted by the Institute of Nuclear Power Operations (INPO), an organization established by the nuclear power industry to promote high standards of safety and reliability in the operation of nuclear power plants. Furthermore, successful NRC evaluated Force-on-Force exercises — exercises designed by the NRC to assess a nuclear power plant’s security — were conducted at three sites in September and October 2006, including Indian Point Energy Center and two regulated nuclear power plants to remain with Entergy after the separation. In addition, federally evaluated (by the NRC, the Department of Homeland Security and the Federal Emergency Management Agency (FEMA)) emergency planning exercises were successfully completed at all six sites in 2006 and 2008. New standardized industrial best safety practices and procedures, which we have started implementing at Palisades and Indian Point Energy Center, were implemented at our other four nuclear power plants in 2005, including pre-outage safety readiness team assessments, rapid observation trending and safety project reviews for outage work. Each of these evaluations and initiatives highlight our focus on providing safe, secure and reliable nuclear power.

As demonstrated by the following metrics, we have a proven track record as a strong nuclear operator with repeated success in acquiring underperforming assets and materially improving key efficiency factors and performance. Entergy Nuclear Operations, Inc.’s operational expertise has contributed to an average improvement in capability of 15% for our nuclear power plants since 1999. In 1997, prior to the acquisition of any nuclear power plants by Entergy’s non-utility nuclear business, the six plants in our portfolio had an average capability factor of 76.3%, versus a median of 84.6% for U.S. nuclear reactors. For the three year period ended June 30, 2009, our nuclear power plants rose to an average capability factor of 91.96%, versus a median of 91.1% for U.S. nuclear reactors for the three year period ended June 30, 2009. Similarly, our forced loss rates have declined materially since Entergy’s acquisition of our nuclear power plants. In 1997, prior to the acquisition of any nuclear power plants by Entergy’s non-utility nuclear business, the six plants in our portfolio had an average forced loss rate of 12.5%, while, for the three years ended June 30, 2009, our forced loss rate declined to an average of 2.32% versus a median of 1.36% for U.S. nuclear reactors for the three year period ended June 30, 2009. The significant operating improvement at our nuclear power plants is also supported by a reduction in refueling outage duration under Entergy Nuclear Operations, Inc.’s management, with outage days falling 35% from 45 days in 1999 to 31 days in 2007. Outage performance continues to be strong, with the average refueling outage duration lasting 25 days in 2008 and 36 days for the first nine months of 2009.

These operating improvements have substantially reduced the average production cost per MWh. Prior to Entergy’s ownership of our nuclear power plants, the three-year average production cost per MWh for the period ending December 31, 1997 was $28. Under our management, average production cost per MWh, which does not include Palisades, has decreased to $21.89 for the three-year period ending September 30, 2009. In addition, average production cost per MWh for the one-year period ended September 30, 2009 (which includes Palisades) was $23.09. We believe efficient operations, consistent performance and a strong safety record contribute to high capacity factors for our nuclear power plants, lower operating costs and improved financial performance.

Our nuclear power plants are located in robust power markets.

Our Northeast nuclear power plants are located in the New York and New England power markets, and sell power into the Western and Hudson Valley regions of the NYISO and the Massachusetts and Vermont regions of the ISO-NE, which regions had among the highest average power prices in the United States during 2008. With lower electricity demand driven by the economic recession and lower natural gas prices, the power prices in our markets during the first nine months of 2009 have substantially declined from 2008 levels. The rolling average prices for the one year period ending September 30, 2009 were $38/MWh for the Western regions of the NYISO, $48/MWh for the Hudson Valley region of the NYISO, and $46/MWh for the

Massachusetts regions of the ISO-NE. As the economy recovers, and if gas prices rise to the levels indicated by the current forward markets, we expect to benefit from the following factors:

•	Natural gas prices and power prices. As natural gas power plants set the price of power for a majority of the time in the Northeast markets, power prices have tended to have a strong positive correlation to the price of natural gas. The annual average price of natural gas at Henry Hub was $7.41/MMBtu for the five year period from 2004 to 2008. Natural gas prices spiked to a record annual average price of $8.85/MMBtu in 2008 and have subsequently dropped to an average of $3.80/MMBtu for the first nine months of 2009. However, during the first nine months of 2009, longer term forward natural gas prices for the contract years 2011 through 2014 have remained in line with the five year average value, as longer term forward natural gas prices for the contract years 2011 through 2014 averaged $7.01/MMBtu during the first nine months of 2009. The 2004-2008 annual average price for natural gas basis (transportation) from Henry Hub to the Northeastern United States where our plants are located has been in the range of $0.90/MMBtu to $1.15/MMBtu depending on the specific area within the Northeast. Continuing to reflect this range of gas basis, during the first nine months of 2009, longer term forward markets for contract years 2011 through 2014 have a gas basis in the range of $1.02/MMBtu to $1.17/MMBtu.

•	Supply/demand imbalance. Based on current generating capacity, ISO-NE and NYISO project enough resources for several years. However, without the projected new resource additions, the reserve margins in NYISO and ISO-NE are expected to be below NERC reference levels by 2015 and 2013, respectively. We believe that both regions will need the timely development of new resources and transmission solutions to support the demand growth in the region. Furthermore, a strong economic recovery could drive stronger than expected demand growth. Any demand/supply imbalance driven by these issues is expected to contribute to increases in power prices in the long-term.

•	Capacity market development. ISO-NE and NYISO have developed capacity markets in their respective regions to encourage investment in new generation and ensure system reliability. In addition to the revenue our power plants receive for power sold, we also receive payments related to our amount of total capacity that is uncontracted but still available to provide power to the region. For the year ended December 31, 2008, revenues from sales of capacity represented approximately 3.4% of our operating revenues.

We believe we are well positioned to benefit from regulation limiting or taxing CO2 emissions.

The core generating functions of our nuclear-fueled power plants do not emit carbon dioxide. By contrast, we expect non-nuclear power plants that typically set the price of power in the markets in which we operate will be required to incur costs to comply with potential regulation limiting or taxing CO2 emissions because those power plants emit CO2. Because we believe those increased costs are expected to result in higher power prices in our markets, we expect to generate increased net revenue as a result.

We believe that our high capacity factors and our power purchase contracts have provided cash flow stability.

Our nuclear power plants are all baseload generators, which means the plants typically run at all times throughout the year except in cases of repairs or scheduled maintenance. We believe that this generation profile, combined with our recent plant performance, has resulted in high capacity factors and contributed to cash flow stability. Through our ownership in EquaGen, we have a demonstrated track record of strong refueling outage performance, low production costs and improved forced loss rates. As a result of our baseload generation profile and recent plant performance, the average capacity factor for our nuclear power plants, excluding the Palisades nuclear power plant, which we acquired in April 2007, was 93% for the three-year period ending December 31, 2008. This compares favorably, for instance, to the average capacity factor of 30.6% over the same period for Calpine Corporation, Mirant Corporation, NRG Energy, Inc. and Reliant

Energy, Inc., which are other publicly-traded merchant generating companies whose generation profiles include non-baseload power plants. In addition, the average capacity factor for our nuclear power plants, excluding Palisades, was 93% for the three-year period ending September 30, 2009 and the average capacity factor, including Palisades, for the one-year period ending September 30, 2009 was 92%.

The high percentage of our generation portfolio that we have under contract has also contributed to cash flow stability. As of September 30, 2009, 86%, 88% and 63% of our total expected generation portfolio is contracted at fixed power prices for the fourth quarter of 2009, and for 2010 and 2011, respectively. While we hedge our planned generation over a several year horizon, our focus is on the ensuing three years where we anticipate that approximately 50% or more of our total planned generation will be hedged.

Relative to generators that utilize fossil fuels or that have a smaller nuclear fleet, an environment of potentially rising fuel costs is expected to have a smaller adverse effect on our net revenue.

We have established inventory and entered into a series of forward contracts to acquire nuclear fuel, under a mix of fixed and market price arrangements, for almost all of our expected generation through 2010. While the market-priced portion of our requirements will be exposed to potentially rising fuel prices, we do not expect the effect on our net revenue (operating revenues less fuel and fuel-related expenses) to be overly burdensome because fuel costs represent a small fraction of our revenues. For the fiscal year ended December 31, 2008, for example, our fuel expense was 8% of our operating revenues. Moreover, on a per unit of generation basis, nuclear fuel is less expensive than coal or natural gas fuel sources. According to the Nuclear Energy Institute, in 2008, nuclear fuel cost 0.49 cents per kWh generated (in 2008 cents) versus a cost of 2.20 cents per kWh for coal and 7.54 cents per kWh for natural gas.

In addition, we believe that ownership of a fleet of our scale allows us to realize nuclear fuel procurement synergies by reducing enriched uranium procurement costs while assuring supply, which we believe helps to reduce the impact of potentially rising fuel costs. This is achieved through diversifying suppliers and processors, expanding the contract portfolio and including flexibility in delivery and utilization. Supplier diversification helps to balance costs and risks. In addition, the large scale of our requirements gives us more experience in the markets and makes us an important customer for potential suppliers compared to smaller purchasers.

We expect EquaGen to provide us with operational diversity and growth opportunities.

We have a strong track record as a nuclear operating company and believe we will be a leader in every aspect of the nuclear life cycle, including operations, license renewal and decommissioning estimates. Immediately after the separation, we will be operating single-unit, multi-unit and multi-vendor sites representing three major U.S. nuclear steam supply systems. We believe that this operational diversity gives us a performance-based breadth of experience that is unmatched in the industry.

In addition to operating our nuclear power plants, we also expect to offer nuclear services, including decommissioning, plant relicensing and plant operations, to third parties. As a diversified and experienced nuclear operator, we expect to be well positioned to grow our operating business by being able to offer sophisticated nuclear operating expertise, as well as ancillary nuclear services, through our subsidiaries to third parties, including the Cooper Nuclear Station owned by the Nebraska Public Power District.

We have a strong and experienced management team.

We will be led by a strong management team consisting of leaders in the power industry with extensive industry expertise and established track records of success. President and CEO Richard Smith has over 30 years of experience in the electric utility industry and over 10 years of experience as an executive officer. Currently, he serves as the president and chief operating officer of Entergy. Chief Operating Officer John McGaha has over 30 years of experience with Entergy’s nuclear program, currently serving as president of planning, development and oversight for Entergy Nuclear Operations, with responsibility for planning and innovation, business development and new nuclear plant activities. John McGaha also has five years of service with the U.S. Navy Nuclear Powered Submarine Program and spent two and a half years designing coal-fired plants for Brown & Root. Our Chief Financial Officer Dean Keller has more the 10 years of financial market experience at Citigroup Global Markets Inc., most recently as a Managing Director and Co-Head of the North American Power Group.

Members of our management team played a direct role in building Entergy’s nuclear enterprise. Their select acquisitions of nuclear assets began prior to the upturn in commodity prices. This team has demonstrated valuable insight into future market trends and an ability to capitalize on significant value-enhancing opportunities in the sector. The leadership team has also proven its exceptional operations management skills by enhancing our nuclear power plants’ operating capabilities and capitalizing on synergies and value-creation opportunities across the fleet, transforming a collection of disparate assets into a cohesive, strong, stand-alone enterprise.

With strong industry, technical and regulatory knowledge, as well as decades of experience working with nuclear generation, we believe our management team is well-equipped to effectively lead our company through our transition to an independently-run company and also to respond to and take advantage of evolving market dynamics.

Our Strategy

Our top priority is providing safe, secure, reliable nuclear power. Our highly skilled work force has a proven track record of safely operating nuclear power plants. Our strategies to advance this commitment to safe, secure, reliable nuclear operations include:

•	Our primary focus is on nuclear power. We believe that nuclear power is an important part of solving the problems of global climate change and energy independence. To that end, we will look for ways to make disciplined strategic investments in nuclear power in the future.

•	Our decision-making process will be guided by our point of view. Power and related energy commodity markets are key drivers of our business. Due to the dynamic nature of these markets, our decision-making process will be guided by our short- and long-term view on the direction of power and related energy commodity market prices. We believe that this point of view approach to decision-making will provide us with the flexibility to capitalize on opportunities in an evolving marketplace and will guide a wide range of strategic decisions in a fluid, real-time manner, including:

•	Hedging contracts. While we hedge our planned generation over a several year horizon, our focus is on the ensuing three years where we anticipate that approximately 50% or more of our total planned generation will be hedged. More specifically, we anticipate that approximately 75% or more of our total planned generation will be hedged in the prompt year. This hedging will involve (i) existing contracts, including the contract under which Palisades’ output is sold forward through 2022, representing 17% of expected annual production, (ii) expected ongoing relationships with load-serving entities, and (iii) future hedges for the sale of generation. This hedging will take into consideration a variety of factors, including maintaining sufficient credit quality and adequate liquidity, our point of view on future market power prices and how this point of view compares to the price and terms offered by hedge counterparties.

•	Capital investment. We remain open to pursuing additional diversity in our asset base. Our point of view on power and related energy commodity markets at a particular time will help us evaluate the risks and opportunities with specific fuels, technologies, geographic regions and dispatch types. We expect that every opportunity will be evaluated utilizing this point of view approach to decision-making.

•	We believe that a creative and skilled work force is a critical element of our performance. We seek to attract, train and retain best-in-class leaders in the power industry who are creative and dedicated to our strategy.

•	We are committed to operating our company in a financially responsible manner. We aim to maintain sufficient financial liquidity and an appropriate capital structure and credit rating to support safe, secure and reliable operations even in volatile market environments.

•	We are committed to operating our company in a socially responsible manner. We are dedicated members of the communities in which we operate and have a history of giving back to those communities. We are dedicated to considering the environmental effects of all of our investment decisions and continuing our strong tradition of community involvement.

Our Company

Energy and Capacity Sales

As a wholesale generator, our core business is selling energy, measured in MWh, to our customers. We achieve this by entering into forward contracts with our customers and selling energy in the day-ahead or real-time markets. In addition to selling the energy produced by our plants, we sell unforced capacity to LSEs, which allows for those companies to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Our forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only and bundled contracts in which we sell both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires us to deliver MWh of energy to our counterparties, make capacity available to them, or both.

The following is a summary as of December 31, 2008 of the amount of our nuclear power plants’ planned energy output that was sold forward:

	2009	2010	2011	2012	2013

Contracted Sale of Energy:
Percent of planned energy output sold forward:
Unit-contingent(1)	48%	31%	29%	18%	12%
Unit-contingent with guarantee of availability(2)	38%	35%	17%	7%	6%

Total	86%	66%	46%	25%	18%
Planned energy output (TWh)	41	40	41	41	40
Average contracted price per MWh(3)	$61	$60	$56	$54	$50

(1)	A unit-contingent transaction is one where power is supplied from a specific generation asset; if the asset is not operating, the seller is generally not liable to the buyer for any damages.

(2)	A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event we, the seller, fail to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of our outstanding guarantees of availability provide for dollar limits on our maximum liability under such guarantees.

(3)	The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant through the expiration of the current operating license for the plant in 2012. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below the PPA prices.

The following is a summary of the amount of our business’ installed capacity that is currently sold forward, and the blended amount of our business’ planned energy output and installed capacity that was, as of December 31, 2008, sold forward:

	2009	2010	2011	2012	2013

Contracted Sale of Capacity:
Percent of capacity sold forward:
Bundled capacity and energy contracts	26%	26%	26%	19%	16%
Capacity contracts	47%	34%	26%	9%	0%

Total	73%	60%	52%	28%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998
Average capacity contract price per kW per month	$2.1	$3.4	$3.4	$3.2	$—

Blended energy and capacity (based on revenues):
% of planned energy and capacity sold forward	86%	64%	43%	21%	14%
Average contract revenue per MWh	$63	$62	$59	$55	$50

Palisades’s current output is fully contracted to Consumers Energy through 2022; however, we are considering implementation of an increase in the generating capacity at the Palisades facility. While the timing and feasibility of the uprate has not yet been determined, if implemented it could result in up to an additional

28 MW of additional uncontracted capacity available for sale into the MISO power market. This output would represent approximately 3.5% of total expected output from the Palisades facility.

In addition, we are considering implementation of an increase in the generating capacity at the FitzPatrick facility. While the timing and feasibility of the uprate has not yet been determined, if implemented it could result in up to an additional 110 MW of additional uncontracted capacity available for sale into the NYISO power market. This output would represent approximately 12% of total expected output from the FitzPatrick facility. We will continue to evaluate additional opportunities for power uprate programs across the fleet.

Customers

Our customers for the sale of both energy and capacity include retail power providers, utilities, electric power co-operatives, power trading organizations, financial institutions and other power generation companies. These customers include Consolidated Edison, NYPA, and Consumers Energy, companies from which we purchased plants, and ISO-NE, NYISO and MISO. As of September 30, 2009, our contracted energy and capacity has been sold to 24 counterparties under 40 separate capacity transactions, 47 separate energy transactions and 3 energy and capacity transactions. For the planned energy output under contract through 2013, 99.5% of the planned energy output is under contract with counterparties with public investment grade credit ratings; the balance of 0.5% is with load-serving counterparties without public credit ratings.

Competition

The ISO-NE and NYISO markets are highly competitive. We have approximately 85 competitors in New England and 70 competitors in New York, including generation companies affiliated with regulated utilities, other independent power producers, municipal and co-operative generators, owners of co-generation plants and wholesale power marketers. We are an independent power producer, which means we generate power for sale to third parties at market prices to the extent that the power is not sold under a fixed price contract. Municipal and co-operative generators also generate power but use most of it to deliver power to their municipal or co-operative power customers. Owners of co-generation plants produce power primarily for their own consumption. Wholesale power marketers do not own generation; rather they buy power from generators or other market participants and resell it to retail providers or other market participants.

Competition in the New England and New York power markets is affected by, among other factors, the amount of generation and transmission capacity in these markets. As of December 31, 2008, our plants provided approximately 8% of the aggregate net generation capacity serving the New England power market and 13% of the aggregate net generation capacity serving the New York power market.

The MISO market includes 280 participants. The MISO does not have a formal, centralized forward capacity market, but LSEs do transact capacity through bilateral contracts. Palisades’s current output is fully contracted to Consumers Energy through 2022 and, therefore, we do not expect to be materially affected by competition in the MISO market in the near-term.

Seasonality

Our revenues and operating income are subject to mild fluctuations during the year due to seasonal factors and weather conditions. When outdoor and cooling water temperatures are lower, generally during colder months, our nuclear power plants operate more efficiently, and consequently, we generate more electricity and we record higher revenues and operating income. Although some of our annual contracts provide for monthly pricing, we derive the majority of our revenues from fixed price forward power sales that are generally sold at a single price for a calendar year, which can offset the effects of seasonality and weather conditions on monthly power prices.

Fuel Supply

The nuclear fuel cycle consists of the following:

•	mining and milling of uranium ore to produce a concentrate;

•	conversion of the concentrate to uranium hexafluoride gas;

•	enrichment of the hexafluoride gas;

•	fabrication of nuclear fuel assemblies for use in fueling nuclear reactors; and

•	disposal of spent fuel.

Our enriched uranium requirements are met pursuant to contracts made by Entergy Nuclear Fuels Company, our wholly-owned subsidiary. We anticipate that Entergy Nuclear Fuels Company will be renamed Enexus Nuclear Fuels Company after the separation. Entergy Nuclear Fuels Company is responsible for contracts to acquire nuclear materials, except for fuel fabrication, for our nuclear power plants, while Entergy Nuclear Operations, Inc. acts as our agent for the purchase of nuclear fuel assembly fabrication services. All contracts for the disposal of spent nuclear fuel are between the Department of Energy (DOE) and each of our nuclear power plants.

Based upon currently planned fuel cycles, our nuclear units have a diversified portfolio of contracts and inventory that provide substantially adequate nuclear fuel materials and conversion and enrichment services at what we believe are reasonably predictable or fixed prices through most of 2010. Our ability to purchase nuclear fuel at reasonably predictable prices, however, depends upon the creditworthiness and performance reliability of uranium miners, as well as upon the structure of our contracts for the purchase of nuclear fuel. For example, some of the supply under our contracts for nuclear fuel is effectively on a “mine-contingent” basis, which means that if applicable mines are unable to supply sufficient uranium, we may be required to purchase some nuclear fuel from another supplier. There are a number of possible alternate suppliers that may be accessed to mitigate such an event, including potentially drawing upon our own inventory intended for later generation periods depending upon our risk management strategy at that time, although the pricing of any such alternate uranium supply from the market will be dependent upon the market for uranium supply at that time. In addition, some nuclear fuel contracts are on a non-fixed price basis subject to prevailing market prices at the time of delivery. Uranium supply became extremely limited in 2006 and 2007, but this supply shortfall was substantially eliminated in 2008. Market prices for uranium concentrates increased from about $7 per pound in December 2000 to a range of $70 to $135 per pound in 2007. In 2008, however, market prices for uranium concentrates ranged from $45 to $90 per pound and from January 1, 2009 through October 31, 2009 ranged from $40 to $55 per pound. The effects of market price changes may be reduced and deferred by risk management strategies (such as buying for inventory or entering into forward physical contracts at fixed prices when we believe it is appropriate and useful). We buy uranium from a diversified mix of sellers located in a diversified mix of countries, and from time to time purchase from nearly all qualified reliable major market participants worldwide that sell into the U.S.

The recent higher nuclear fuel market prices of 2006-2009 compared to the 2000-2005 period affects the U.S. nuclear utility industry, including us, first in our cash flow requirements for fuel acquisition, and then, some time later, in our nuclear fuel expense. For example, for a nuclear fleet the size of ours, the current market value of annual enriched uranium requirements has increased by several hundred million dollars compared to about five years ago. As nuclear fuel installed in the core in nuclear power plants is replaced fractionally over an approximate five-year period, nuclear fuel expense is beginning to, and is expected to eventually, with a time lag, reflect current market prices and can be expected to increase from the previously reported industry levels of about 0.5 cents per kWh to closer to 1.0 cent per kWh. Our nuclear fuel contract portfolio provides a degree of price hedging against the full extent of market prices through 2010, but market trends will eventually affect the costs of all nuclear plant operators.

Other Operations

Contract Management and Entergy Nuclear Power Marketing

After the separation, we will continue to provide contract management and other power marketing services through Entergy Nuclear Power Marketing, LLC, which will be one of our wholly-owned subsidiaries and will change its name to Enexus Power Marketing, LLC. Entergy Nuclear Power Marketing, LLC was formed in October 2005 to centralize the power marketing function for our non-utility nuclear business. In connection with its formation, Entergy Nuclear Power Marketing, LLC entered into long-term power purchase agreements with each of our subsidiaries that own one of our nuclear power plants (generating subsidiaries). As part of a series of agreements, Entergy Nuclear Power Marketing, LLC agreed to assume and/or service the existing power sales agreements that were in effect between the generating subsidiaries and their customers. Entergy Nuclear Power Marketing, LLC’s functions include origination of new energy and capacity transactions, generation scheduling, contract management (including billing and settlements) and market and credit risk mitigation.

Entergy Nuclear Power Marketing, LLC has entered into a contract with each of the generating subsidiaries to purchase 100% of the output of energy, capacity and other ancillary services produced by the generating subsidiaries. Entergy Nuclear Power Marketing, LLC then sells these products into the applicable markets through bilateral transactions or power sales agreements, or through direct sales into the ISO-administered energy markets and capacity auctions. In addition, Entergy Nuclear Power Marketing, LLC provides numerous administrative services on behalf of the generating subsidiaries including: unit scheduling and dispatch, ISO financial settlements, ISO Interface and Liaison, and internal and external reporting.

Entergy Nuclear Nebraska, LLC

In October 2003, Entergy Nuclear Nebraska, LLC entered into an agreement with the Nebraska Public Power District to provide plant operation support services for the 800 MW Cooper Nuclear Station located near Brownsville, Nebraska. Under the terms of the agreement, Entergy personnel fill certain key management positions and provide oversight and direction for plant operations. The contract is in effect until January 18, 2014, the remaining term of the Cooper Station’s operating license. In connection with the separation, Entergy Nuclear Nebraska, LLC will change its name to Enexus Nuclear Nebraska, LLC and will become one of our subsidiaries. After the separation, Enexus Nuclear Nebraska, LLC will continue to provide services to the Cooper Nuclear Station. For a more detailed discussion of the services to be provided to the Cooper Nuclear Station after the separation, please see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Entergy—Enexus Nuclear Nebraska, LLC Support Services Agreement.”

Initially, Entergy Nuclear Nebraska, LLC assigned 14 personnel to Cooper Station to help address plant regulatory and reliability issues. Since then the level of management personnel at the site has fluctuated as the site’s needs change. The Entergy Nuclear Nebraska, LLC employee filling the role of Site Vice-President also functions in the dual role as Nebraska Public Power District’s Chief Nuclear Officer. All Entergy Nuclear Nebraska, LLC personnel assigned to Cooper Station are loaned employees acting as agents for the Nebraska Public Power District in their respective roles.

Besides obtaining key plant management personnel, under the October 2003 agreement with the Nebraska Public Power District, Cooper Station also has full access to Entergy unregulated fleet programs, processes, procedures, personnel (expertise), and procurement pricing (as allowed under the Nebraska Public Power District policies) unavailable to other nuclear plants outside of the Entergy fleet. The Nebraska Public Power District retains all authorities and responsibilities as the licensed owner and operator of Cooper Station.

In 2006, Entergy Nuclear, Inc. signed an agreement to provide license renewal services including the development of the license renewal application for Cooper Station. In connection with the separation, Entergy Nuclear, Inc., currently a wholly-owned subsidiary of Entergy, will become a limited liability company and change its name to EquaGen LLC. An application for renewal of the Cooper Station license was submitted to the NRC for approval in late September 2008. The NRC completed its acceptance review and, on December 30, 2008, the NRC published its Notice in the Federal Register that it has accepted the application for docketing and that interested parties may request a hearing. Any petitions to intervene or hearing requests were due in late February 2009, but no timely petitions or hearing requests were filed. In addition, the NRC initiated its environmental reviews in compliance with the National Environmental Policy Act, and it held public National Environmental Policy Act scoping meetings in late February 2009 in Brownsville and Auburn, Nebraska. The NRC staff conducted its environmental audit in March and April 2009, as well as audits of various safety analyses in both April and May 2009. Under the NRC’s license renewal process, the review should take approximately two years unless a hearing is granted, in which case the nominal schedule is thirty months.

Our History and Development

Enexus Energy was incorporated as a Delaware corporation on April 18, 2008. Entergy contributed $1 for 100 shares of our common stock in a private placement transaction exempt from registration under Section 4(2) of the Securities Exchange Act of 1934, as amended. Enexus Energy is currently a wholly-owned subsidiary of Entergy that was organized to effectuate the separation of Entergy’s non-utility nuclear business. Below is a brief timeline summarizing the history and development of Entergy’s non-utility nuclear business.

1971	Palisades commenced commercial operation.

1972	Vermont Yankee and Pilgrim commenced commercial operation.

1974	Indian Point 2 commenced commercial operation.

1975	James A. FitzPatrick commenced commercial operation.

1976	Indian Point 3 commenced commercial operation.

1998	Entergy formed a nuclear business development group, headquartered in Jackson, Mississippi, to pursue a growth strategy in areas outside the company’s utility service area. The group’s goal was for Entergy to become a leading national operator of nuclear power plants.

1999	Entergy purchased Boston Edison’s Pilgrim Station, the first ever U.S. nuclear plant sale by a utility through a competitive bidding process.

2000	Entergy purchased Indian Point Unit 3 and the James A. FitzPatrick plant from the New York Power Authority.

2001	Entergy purchased Indian Point Unit 2 from Consolidated Edison.

2002	Entergy purchased Vermont Yankee from Vermont Yankee Nuclear Power Corporation.

2003	Entergy began providing management services to Nebraska Public Power District for its Cooper Nuclear Station.

2007	Entergy purchased the Palisades nuclear power plant in Michigan from Consumers Energy.

Entergy announced that its board of directors unanimously decided to pursue a plan to separate its utility and non-utility nuclear businesses into two publicly-traded companies.

ENVIRONMENTAL MATTERS

Our facilities and operations are subject to regulation by various governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters. Management believes that our facilities and operations are in substantial compliance with currently applicable environmental regulations. Because environmental regulations are subject to change, future compliance requirements and costs cannot be precisely predicted. Except to the extent discussed below, at this time compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise protecting the environment, is incorporated into the routine cost structure of our business and is not expected to have a material adverse effect on our competitive position, consolidated results of operations, cash flows or financial position.

Clean Air Act and Subsequent Amendments

The Clean Air Act and its subsequent amendments (Clean Air Act) established several programs that heavily regulate fossil-fueled generation facilities. Nuclear facilities do not emit Clean Air Act regulated air pollutants as part of their core nuclear-powered steam electric generating operations. However, some support functions operating at nuclear facilities, such as emergency diesel generators and house heating boilers, do emit regulated air pollutants at low levels. Of our facilities, only Palisades currently holds a federal (Title V) air pollution control operating permit. Our other facilities are permitted under state programs for minor sources of air pollutants, and Palisades may also qualify for minor source treatment under Michigan and federal law.

Nuclear facilities also do not emit CO2 or other greenhouse gases from their core generating functions. Small levels of greenhouse gas emissions from support functions could require additional monitoring, reporting or permitting, the investment of capital or the purchase of allowances in the future. Also, the advent of greenhouse gas regulation applicable to fossil-fueled generating units but not applicable (or applicable to a much lesser extent) to nuclear facilities could positively influence the price structure of the market into which our facilities sell electricity.

Future Legislative and Regulatory Developments (Air)

In addition to the specific instances described above, there are a number of legislative and regulatory initiatives relating to the reduction of emissions that are under consideration at the federal, state and local level. Initiatives that could influence the financial success of the operation of our nuclear facilities include:

•	designation by the Environmental Protection Agency (EPA) and state environmental agencies of areas that are not in attainment with national ambient air quality standards;

•	introduction of several bills in Congress and development of regulations by the EPA proposing further limits on NOx, SO2, mercury and CO2 and other greenhouse gas emissions. New legislation or regulations applicable to stationary sources could take the form of market-based cap-and-trade programs, direct requirements for the installation of air emission controls onto air emission sources or other or combined regulatory programs. We cannot estimate the effect of any future legislation on our company at this time due to the uncertainty of the regulatory format;

•	efforts to implement a voluntary program intended to reduce CO2 emissions and efforts in Congress to establish a mandatory federal CO2 emission control structure;

•	participation in the Regional Greenhouse Gas Initiative by several states in the northeast United States;

•	the agreement by several Midwestern governors to a greenhouse gas reduction plan; and

•	efforts by certain external groups to encourage reporting and disclosure of CO2 emissions and risk.

Clean Water Act

The 1972 amendments to the Federal Water Pollution Control Act (known as the Clean Water Act or CWA) provide the statutory basis for the National Pollutant Discharge Elimination System (NPDES) permit program and the basic structure for regulating the discharge of pollutants from point sources to waters of the United States. The CWA requires discharges of pollutants to waters of the United States to be permitted, section 316(b) of the CWA regulates cooling water intake structures, and section 401 of the CWA requires a water quality certification from the state in support of certain federal actions and approvals.

NPDES Permits and 401 Water Quality Certifications

NPDES permits are subject to renewal every five years. Consequently, we are currently in various stages of the data evaluation and discharge permitting process for our nuclear power plants. Additionally, NY has taken the position that a new state-issued water quality certification is required as part of the NRC license renewal process; therefore, our NY facilities also are seeking, or have obtained, a 401 certification prior to license renewal.

FitzPatrick — As agreed to as settlement of the FitzPatrick discharge permit and water quality certification, Entergy installed Ristroph screens for safely removing fish from intake screens, and plans to install an initial fish return system during the next five-year permit cycle. Additionally, Entergy is undertaking studies regarding the feasibility and effectiveness of relocating FitzPatrick’s offshore intake structure and of additional fish return technologies. The permit issued under the agreement requires that NYSDEC initiate a permit modification (triggering Entergy’s right to challenge) if New York State decides to require the installation and operation of additional fish return technology. The Clean Water Act permit, water quality certification, and Coastal Zone Management Act consistency determination have now been issued.

Vermont Yankee — Opposition groups appealed a water discharge permit amendment issued to Vermont Yankee pursuant to the state’s NPDES program in which the Vermont Agency of Natural Resources (VANR) allowed a small increase in the amount of heat the facility can discharge to the Connecticut River from June 16 to October 14 each year. The VANR permit amendment increases operational flexibility for the required usage rate of the existing cooling towers and for the generation rate of the facility that is especially helpful in conditions of high ambient temperatures or low river flow conditions. The trial of this matter took place in the Vermont Environmental Court during the summer of 2007. On May 22, 2008, the Vermont Environmental Court entered its judgment and order granting the increased thermal discharge provided in the amendment for the period from July 8 through October 14 each year but imposing additional management and measurement requirements with respect to the period from June 16 through July 7. Entergy and opposition groups have appealed aspects of the ruling to the Vermont Supreme Court.

Indian Point — We are involved in an administrative permitting process with the New York environmental authority for renewal of the Indian Point 2 and 3 discharge permits. In November 2003, the New York State Department of Environmental Conservation (NYSDEC) issued a draft permit indicating that closed cycle cooling would be considered the “best technology available” for minimizing alleged adverse environmental impacts attributable to the intake of cooling water at Indian Point 2 and Indian Point 3, subject to a feasibility determination and alternatives analysis for that technology, if Entergy applied for and received NRC license renewal at Indian Point 2 and Indian Point 3. Upon becoming effective, the draft permit also would have required payment of approximately $24 million annually, and an annual 42 unit-day outage period, until closed cycle cooling is implemented. We are participating in the administrative process to request that the draft permit be modified prior to final issuance, and we oppose any requirement to install cooling towers at Indian Point 2 and Indian Point 3. We notified the NYSDEC that the cost of retrofitting Indian Point 2 and Indian Point 3 with cooling towers likely would cost, in 2003 dollars, at least $740 million in capital costs and an additional $630 million in lost generation during construction. Due to fluctuations in power pricing and because a retrofitting of this size and complexity has never been undertaken, significant uncertainties exist in these estimates and, therefore, could be materially higher than estimated.

An August 13, 2008 ruling by the NYSDEC’s Assistant Commissioner has restructured the permitting and administrative process, including by applying a new economic test designed to implement the Second

Circuit’s standard. The NYSDEC has directed Entergy to develop detailed feasibility information regarding the construction and operation of cooling towers, and alternatives to closed cycle cooling, prior to the issuance of a new draft permit by NYSDEC staff and commencement of the adjudicatory proceeding. The reports include a visual impact and aesthetics report filed on June 1, 2009, a plume and emissions report filed on September 1, 2009, a technical feasibility report due January 8, 2010 and an economic report to establish whether the technology, if feasible, satisfies the economic test that is part of the New York standard. Entergy has also requested that the Assistant Commissioner reconsider the New York standard in light of the Supreme Court decision reversing the Second Circuit’s alternative economic test adopted in the August 13, 2008 ruling. NYSDEC is expected to consider the information submitted and issue another draft permit with a new best technology available determination, which may or may not be cooling towers. A new comment period and further contested proceedings likely would follow.

On April 6, 2009, with a reservation of rights regarding the applicability of the section, Entergy submitted a Section 401 water quality certification to NYSDEC. The certification, or a waiver or exemption of the same, is potentially required pursuant to Section 401 of the Clean Water Act as a supporting document to the NRC’s license renewal decision. On May 13, 2009, NYSDEC deemed the application incomplete and requested additional information. NYSDEC requested that Entergy respond within 120 days or by September 10, 2009 and set the deadline for submitting all the requested information as February 13, 2010. Entergy continues to work with NYSDEC in order to provide the additional information before the deadline. By law, NYSDEC must act on the application within one year of receipt.

316(b) Cooling Water Intake Structures

The EPA finalized new regulations in July 2004 governing the intake of water at large existing power plants that employ cooling water intake structures. The rule sought to reduce perceived effects on aquatic resources by requiring covered facilities to implement technology or other measures to meet EPA-targeted reductions in water use and corresponding perceived aquatic effects. Entergy, other industry members and industry groups, environmental groups and a coalition of Northeast and Mid-Atlantic states challenged various aspects of the rule. On January 25, 2007, the United States Court of Appeals for the Second Circuit remanded the rule to the EPA for reconsideration. The court instructed the EPA to reconsider several aspects of the rule that were beneficial to the regulated community after finding that these provisions of the rule were contrary to the language of the Clean Water Act or were not sufficiently explained in the rule. In April 2008, the United States Supreme Court agreed to review the decision of the Second Circuit on the question of whether the EPA may take into consideration a cost-benefit analysis in developing and implementing these regulations, a consideration beneficial to us that the Second Circuit disallowed. In March 2009, the Supreme Court ruled in favor of the petitioners that cost-benefit analysis may be taken into consideration. The EPA may now reissue a rule similar in structure to the rule remanded by the Second Circuit, or the EPA may issue a rule with a substantially different structure and effect. Until the EPA issues guidance to the regulated community on what actions should be taken to comply with the Clean Water Act, and until the form and substance of the new rule itself is determined, it is impossible to gauge the effect of the court’s decision on our business. We continue to monitor this action. See the discussion above regarding the Indian Point and FitzPatrick permitting processes under similar New York state provisions of law.

At the request of the EPA Region 1 (Boston), Entergy submitted extensive data to the agency in July 2008 concerning cooling water intake impacts at the Pilgrim nuclear power plant. Analysis of technologies that may be appropriate for Pilgrim continues, but it appears at this point that cooling towers are not feasible due to restrictions in the plant’s condenser design and capacity. Other technologies, such as variable speed pumps and the relocation of the cooling water intake, are under consideration if monitoring indicates that any action needs to be taken at the station.

Our other generation facilities are in the process of reviewing data, considering implementation options, and providing information required by the EPA and the implementing (delegated) states concerning cooling water intake structures. Deadlines for determining compliance with Section 316(b) and for any required capital or operational expenditures are unknown at this time due to the remand of the rule to the EPA. As a result, we cannot predict the amounts we will ultimately be required to spend to comply with Section 316(b) and any related state regulations, although such amounts could be significant.

Coastal Zone Management Act

The Coastal Zone Management Act requires federal activities within a coastal zone to be consistent with the state’s federally approved coastal zone management program. Therefore, a nuclear facility located within a coastal zone must obtain a consistency certification from the state as part of the NRC’s license renewal process. Vermont Yankee is not within a coastal zone and does not need a consistency determination and Pilgrim already has received its consistency determination from the Commonwealth of Massachusetts.

In New York, the Coastal Management Program promotes waterfront revitalization, protects fish and wildlife habitats, protects and enhances scenic area and historic areas, and promotes water access and public recreation. As discussed above, FitzPatrick already has obtained its consistency certification. Indian Point Energy Center expects to file its consistency determination application with the New York Department of State in early 2010. The New York Department of State has six months to issue or deny the consistency certification.

Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and Similar Property Remediation Requirements

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), authorizes the EPA to mandate clean-up by, or to collect reimbursement of clean-up costs from, owners or operators of sites at which hazardous substances may be or have been released. Certain private parties also may use CERCLA to recover response costs. Parties that transported hazardous substances to these sites or arranged for the disposal of the substances are also deemed liable by CERCLA. CERCLA has been interpreted to impose strict, joint and several liabilities on responsible parties. Our generation plants have sent waste materials to various disposal sites over the years, and releases have occurred at our facilities. Some disposal sites used by our facilities have been the subject of governmental action under CERCLA, resulting in site clean-up activities. Our predecessors in interest have participated to various degrees in accordance with their respective potential liabilities in such site clean-ups and have developed experience with clean-up costs.

Environmental laws now regulate certain of our operating procedures and maintenance practices that historically were not subject to regulation. Additionally, we must comply with other environmental laws and regulations on the federal, state and local levels applicable to the storage, on-site management, transportation and disposal of hazardous waste. Under these various laws and regulations, we could incur penalties for noncompliance or substantial costs to restore contaminated properties consistent with the various standards. We conduct studies to determine the extent of any required remediation and have recorded reserves based upon our evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which we could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

•	Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.

•	The identification of additional sites or the filing of other complaints in which we may be alleged to be a PRP.

•	The resolution or progression of existing matters through the court system or resolution by the EPA or by a state.

Other Environmental Matters

As part of the effort to terminate the current Indian Point Unit 2 mixed waste storage permit, Entergy was required to perform groundwater and soil sampling for metals, PCBs and other non-radiological contaminants on plant property, regardless of whether these contaminants stem from onsite activities or were related to the waste stored on-site pursuant to the permit. We believe this permit is no longer necessary for the facility due to an exemption for mixed wastes (i.e., hazardous waste that is also radioactive) recently promulgated as part of the EPA’s hazardous waste regulations. This exemption allows mixed waste to be regulated through the NRC license instead of through a separate EPA or state hazardous waste permit. In February 2008, we submitted a report on this sampling effort to the NYSDEC. The report indicated the presence of various metals in soils at levels above the NYSDEC cleanup objectives. It does not appear that these metals are connected to operation of the nuclear facility. At the request of the NYSDEC, we submitted a plan on August 8, 2008 for a study which will identify the sources of the metals. The NYSDEC recently approved this work plan with some conditions related to the need to study whether the soil impact observed may have originated from plant construction materials. We are studying the issue to determine if any changes to the work plan are necessary. The NYSDEC may require additional work to define the vertical and lateral extent of the contamination on-site and to evaluate any potential for migration off-site. The NYSDEC plans to use the results of this investigation to determine whether the permit can be terminated and the metals left in place until plant decommissioning or if further investigation and/or remediation is required. We are unable to determine what the extent or cost of required remediation, if any, will be at this time.

Groundwater Investigations

The NRC requires nuclear power plants to regularly monitor and report the presence of radioactive material in the environment. Entergy joined other nuclear utilities and the Nuclear Energy Institute in 2006 to develop a voluntary groundwater monitoring and protection program. This initiative began after detection of very low levels of radioactive material, primarily tritium, in groundwater at several plants in the United States, including the Indian Point Energy Center.

As part of the groundwater monitoring and protection program, we have: (1) performed reviews of plant groundwater characteristics (hydrology) and historical records of past events on-site that may have potentially impacted groundwater; (2) implemented fleet procedures on how to handle events that could impact groundwater; and (3) installed groundwater monitoring wells and began periodic sampling. The program also includes protocols for notifying local officials if contamination is found. To date, radionuclides have been detected at Entergy’s Indian Point, Palisades and Pilgrim plants.

Entergy identified and addressed two sources of the contamination at Indian Point: the Unit 1 and 2 spent fuel pools. In October 2007, the EPA announced that it was consulting with the NRC and the NYSDEC regarding Indian Point. The EPA stated that after reviewing data it confirmed with New York State that there have been no violations of federal drinking water standards for radionuclides in drinking water supplies.

Indian Point has implemented an extensive groundwater monitoring and protection program, including installing approximately 35 monitoring wells, with five to six sampling points per well. Entergy has been working cooperatively with the NRC and the NYSDEC in a split sample program to independently analyze test samples. Minor levels of tritium have also been found at the Pilgrim and Palisades plants, and those sites are addressing these findings.

At Palisades, Entergy identified tritium in two monitoring wells in December 2007 caused by leakage from the buried piping for a recirculation line. Non-destructive evaluation of the line identified one area of leakage and repairs were completed in 2008. Since early 2008, groundwater from three wells have been sampled and analyzed on a bi-weekly basis. Following the repairs, tritium levels declined in all of the wells and trended downward until one well spiked in March 2009.

Additional investigation was performed to locate the source, including installation of 18 temporary monitoring wells along the path of the buried piping. A new leak location was identified and repairs at the location were completed in mid-summer 2009. However, when the system was put back in service, it became evident from groundwater samples that this same buried piping system was also breached at locations other than at the leak location that had earlier been repaired. Therefore, the piping system was again taken out of service and drained to prevent further leakage into the ground. Subsequently, a decision was made to abandon this piping and to run new replacement buried pipe for this system. This effort is currently in progress. Bi-

weekly sampling will continue until the groundwater tritium levels in the monitoring wells are below minimum detection levels.

At Pilgrim, six existing monitoring wells are being sampled and analyzed on a periodic basis. Results continue to show low levels of tritium. A hydrogeological analysis will be performed in 2009 to pinpoint the location for six additional wells to further study the situation. Currently, the detections are believed to be from wash out of naturally occurring atmospheric tritium. Precipitation studies are being performed to confirm.

EMPLOYEES, PROPERTIES AND FACILITIES,
GOVERNMENT REGULATION AND LEGAL PROCEEDINGS

Employees

At the time of the separation, we expect to have up to 4,228 employees, all full-time. We expect that up to 170 of those employees will be employed by Enexus and that the remainder will be employed by EquaGen.

As of September 30, 2009, approximately 1,875 Entergy Nuclear Operations employees were represented by local union affiliates of the International Brotherhood of Electrical Workers, the Utility Workers Union of America, the International Brotherhood of Teamsters, the Michigan State Utility Workers Council and the United Government Security Officers of America. The terms and conditions of employment for these represented employees are generally governed by collective bargaining agreements. The terms of the collective bargaining agreements expire at various times and some will be subject to negotiations before the separation.

Properties and Facilities

Generating Stations

We own the following nuclear power plants:

				License
				Expiration
Power Plant	Acquired	Location	Reactor Type	Date

Pilgrim	July 1999	Plymouth, MA	Boiling Water Reactor	2012
FitzPatrick	Nov. 2000	Oswego, NY	Boiling Water Reactor	2034
Indian Point 3	Nov. 2000	Buchanan, NY	Pressurized Water Reactor	2015
Indian Point 2	Sept. 2001	Buchanan, NY	Pressurized Water Reactor	2013
Vermont Yankee	July 2002	Vernon, VT	Boiling Water Reactor	2012
Palisades	Apr. 2007	South Haven, MI	Pressurized Water Reactor	2031

We also obtained by purchase of the Palisades and Indian Point assets, two non-operating sites, Big Rock Independent Spent Fuel Storage Installation in Charlevoix County, Michigan and Indian Point 1 in New York, respectively. These plants are in various stages of the decommissioning process.

Our corporate headquarters are located in Ridgeland, Mississippi. The lease expires in 2013.

We believe we have satisfactory title to our plants and facilities in accordance with standards generally accepted in the electric power industry, subject to exceptions that, in our opinion, would not have a material adverse effect on the use or value of our portfolio. We believe that our properties are adequate and suitable for the conduct of our business in the future.

Interconnections

The Pilgrim and Vermont Yankee plants are a part of ISO-NE and the FitzPatrick and Indian Point plants are part of the NYISO. The Palisades plant is part of the MISO. The primary purpose of the ISO-NE is to direct the operations of the major generation and transmission facilities in the New England region and the primary purpose of the NYISO is to direct the operations of the major generation and transmission facilities in New York state. The primary purpose of the MISO is to direct the operations of the major generation and transmission facilities in 15 U.S. states and Manitoba.

Regulations Generally Applicable to Our Business

Public Utility Holding Company Act of 2005

The Public Utility Holding Company Act of 2005 (PUHCA 2005) is the successor statute to the now-repealed Public Utility Holding Company Act of 1935. PUHCA 2005 generally requires utility holding companies and their subsidiaries to provide FERC and state utility commissions’ access to books and records, subject to certain criteria. Following the indirect acquisition of the six operating nuclear power plants, Enexus Energy will be a “holding company” subject to PUHCA 2005, but it and its subsidiaries will qualify for an exemption from FERC’s books and records requirements. Enexus Energy and its subsidiaries may still be obligated to provide state utility commissions with access to their books and records in certain situations.

Federal Power Act

Each of our subsidiaries that own one of our nuclear power plants and Entergy Nuclear Power Marketing, LLC is a “public utility” under the Federal Power Act by virtue of making wholesale sales of electric energy. The Federal Power Act gives FERC jurisdiction over the rates charged by each such subsidiary and Entergy Nuclear Power Marketing, LLC for capacity and energy produced by our nuclear power plants. FERC has accepted a tariff filing by each of the subsidiaries and ENPM that allows each such entity to sell power at prices set by the market.

Under the Federal Power Act, in addition to regulating wholesale sales and transmission of electric energy, FERC regulates:

•	securities issuance by public utilities;

•	direct and indirect disposition of jurisdictional electric facilities by a public utility;

•	mergers and acquisitions involving public utilities and/or utility holding companies; and

•	various accounting and interlocking director matters.

State Regulation

Some of our subsidiaries that own our nuclear power plants are subject to certain regulatory requirements by the state utility commission of the state in which its nuclear plant is located.

New York

The New York Public Service Commission (NYPSC) has jurisdiction over New York electric corporations. The NYPSC has determined that wholesale generators – including nuclear generators – operating in New York come under the definition of electric corporations. The NYPSC has created a lightened regulatory regime for wholesale generators in New York, including nuclear generators. Accordingly, our Indian Point Energy Center and FitzPatrick nuclear power plants are subject to certain regulatory requirements under the New York State Public Service Law (New York PSL). Under the regulatory regime for our nuclear power plants, the NYPSC has jurisdiction over enforcement investigation, safety, reliability and system improvement, and reviews, among other things, securities issuances, reorganizations and transfers of securities, works or systems.

The NYPSC has jurisdiction over changes in or transfers of corporate ownership interests of our Indian Point Energy Center and FitzPatrick nuclear power plants, in that the New York PSL requires approval by the NYPSC for electric corporations directly or indirectly acquiring the stock or bonds of any other corporation incorporated for, or engaged in the same or similar business in New York or any other state. The New York PSL also requires approval by the NYPSC for a stock corporation of any description, foreign or domestic, other than a gas, electric or street railroad corporation, to “purchase or acquire, take or hold,” more than 10% of the voting capital stock issued by an electric corporation. The NYPSC will not give its consent pursuant to the New York PSL unless it is shown the proposed transaction is in the public interest.

The NYPSC also has jurisdiction over our issuance of stocks, bonds and other forms of indebtedness payable at periods of more than 12 months after the date of issuance. The issuance of stocks, bonds and other forms of indebtedness must also be for a statutory purpose.

Additionally, the NYPSC has jurisdiction over reports on and the spending of decommissioning funds for non-radioactive plant components. The NYPSC has also retained jurisdiction over affiliated interests if our subsidiaries were to affiliate with a marketer in order to make sales that affect New York markets, to the extent of access to all accounts and records of such affiliated interests relating to such transactions, including access to accounts and records of joint or general expenses, any portion of which may be applicable to such transactions; and to the extent of authority to require such reports to be submitted by such affiliated interests, as the NYPSC may prescribe. The NYPSC also has authority to implement a one-call notification system for the designation, marking and protection of underground facilities.

Our FitzPatrick and Indian Point Energy Center nuclear power plants are also subject to reporting and monitoring requirements. These requirements include: the NYPSC documentation review (e.g., business plans, monthly reports, operating status reports and safety reports); notification requirements (e.g., filing of a notice with the NYPSC if a shutdown of a nuclear unit is planned); providing the NYPSC access to the plants; cooperating with New York State nuclear emergency preparedness efforts; and cooperating with special investigations into specific problems or events at the nuclear power plants.

The separation and related transactions require the approval of the NYPSC. See the section entitled “The Separation—Regulatory Approvals Necessary to Effect the Separation—State Regulatory Approvals.”

Vermont

Entergy Nuclear Vermont Yankee, the owner of the Vermont Yankee plant, and Entergy Nuclear Operations are subject to regulation as public utility companies by the Vermont Public Service Board, which also has jurisdiction over persons owning or operating these two companies and over the Vermont Yankee plant. The Vermont Public Service Board has authority to conduct investigations of Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, and certain transactions by Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, such as the issuance of stock or certain other instruments evidencing debt, security for debt such as mortgages or pledges, the sale or lease of certain utility property, and certain mergers, acquisitions or consolidations of or the direct or indirect change of a controlling interest in these companies, require the Vermont Public Service Board’s advance approval. Substantial changes to the Vermont Yankee plant also require such approval.

Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations cannot operate Vermont Yankee and cannot store in Vermont spent nuclear fuel generated after March 21, 2012, without the approval of the Vermont Public Service Board and the Vermont legislature and the issuance of a certificate of public good by the Vermont Public Service Board and the Vermont legislature. We have filed with the Vermont Public Service Board an application (as required by Vermont law) for approval of continued operation and storage of spent nuclear fuel generated after that date. Under Vermont law, the Vermont General Assembly must approve Entergy’s request. During its 2009 session, which concluded in May, several committees of the Vermont General Assembly held hearings on Vermont Yankee, but no bill or resolution was introduced for approval of continued operation and storage of spent nuclear fuel generated after March 21, 2012. We expect that the Vermont General Assembly will consider authorizing continued operation and spent fuel storage during its 2010 session, which begins in January. Vermont is the only state where we operate a nuclear plant that is subject to a legislative approval requirement.

The separation and related transactions require the approval of the Vermont Public Service Board, see the section entitled “The Separation—Regulatory Approvals Necessary to Effect the Separation—State Regulatory Approvals.”

Atomic Energy Act of 1954 and Energy Reorganization Act of 1974

Under the Atomic Energy Act of 1954 and the Energy Reorganization Act of 1974, the operation of nuclear power plants is heavily regulated by the NRC, which has broad power to impose licensing and safety-related requirements. The NRC has broad authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. We are subject to the NRC’s jurisdiction as the owner and, through our investment in EquaGen, operator of Pilgrim, Indian Point Energy Center, FitzPatrick, Palisades and Vermont Yankee. Substantial capital expenditures at our nuclear power plants because of revised safety requirements of the NRC could be required in the future.

The Atomic Energy Act requires that we obtain prior written consent of the NRC prior to any direct or indirect transfer of control of the NRC licenses for our six operating nuclear power plants. On July 28, 2008, the NRC staff approved the license transfers associated with the new ownership structure of EquaGen Nuclear, which will be the licensed operator, as well as the transfers to us of the Operating Licenses for Big Rock Point, FitzPatrick, Indian Point, Units 1, 2 and 3, Palisades, Pilgrim and Vermont Yankee. The approval was based upon information provided by the current licensed operator for our plants, Entergy Nuclear Operations, Inc., in an application dated July 30, 2007, as supplemented by letters dated October 31 and December 5, 2007, and January 24, March 17, April 22 and May 2, 2008. The review conducted by the NRC staff included matters such as the financial and technical qualifications of the new organizations, as well as decommissioning funding assurance. In connection with the NRC approvals, we agreed to enter into a financial support agreement with the entities licensed to own our nuclear power plants in the total amount of $700 million to pay for the operating costs for all six nuclear power plants.

The approval originally provided that the transfers were to be completed by July 28, 2009, but allowed that the approval could be extended by NRC Order upon written request and good cause shown. On May 29, 2009, we requested that the NRC extend the approval until January 28, 2010, in order to allow additional time to obtain state regulatory approvals in New York and Vermont. By Order dated July 24, 2009, the NRC extended the approval to authorize the transfers to occur until January 28, 2010, but allowed that the Order could be further extended. By letter dated November 2, 2009, we requested that the NRC extend this approval until August 1, 2010. In a letter dated August 18, 2009, we requested that the NRC make a “threshold determination” under its license transfer regulations to confirm that certain planned changes in the proposed transaction do not require any separate NRC approval. The NRC issued a threshold determination on October 29, 2009, confirming that no separate NRC approval is required for the proposed changes.

As part of the approval process, the NRC provided opportunities for interested parties to petition to intervene and request a hearing. Petitions were filed seeking NRC hearings. However, on August 22, 2008, the NRC issued an order denying all of the petitions to intervene based upon the petitioners’ failure to demonstrate the requisite standing to pursue their hearing requests. One of the petitioner groups filed a motion for reconsideration on September 4, 2008 and on September 15, 2008 Entergy filed a response opposing the motion for reconsideration. On September 23, 2008, the NRC issued an order denying the motion for reconsideration based upon several procedural errors.

Our Palisades nuclear power plant obtained a 20-year license renewal in January 2007. We filed license renewal applications with the NRC for Pilgrim, FitzPatrick and Vermont Yankee in 2006, and for Indian Point in 2007, seeking 20-year extensions of the operating licenses for those plants. The NRC issued the requested 20-year license extension for FitzPatrick on September 8, 2008. With the renewal, the license is extended until October 17, 2034. The license renewal applications for the Pilgrim, Vermont Yankee and Indian Point plants have been contested by state governmental entities and public interest groups, and final decisions by the NRC are pending.

The NRC’s Atomic Safety and Licensing Boards (Board) overseeing the Pilgrim and Vermont Yankee proceedings completed evidentiary hearings in 2008. Both the Pilgrim and Vermont Yankee Boards have issued full initial decisions resolving the outstanding contested issues in Entergy’s favor. The Pilgrim Board issued its initial decision on October 30, 2008. Subsequently, in November 2008, intervenor Pilgrim Watch filed a petition for review of the Board’s initial decision and several other prior Board rulings. The Commonwealth of Massachusetts, whose petition to intervene in the proceeding was rejected, also filed a separate petition for review with the NRC in November 2008. On June 4, 2009, the NRC denied a petition for review submitted by the Commonwealth of Massachusetts, which had sought unsuccessfully to intervene in the case. In another decision issued on June 4, 2009, the NRC dismissed most of the issues raised by Pilgrim Watch, but it has asked for further briefing regarding one final issue, which could later be referred back for further proceedings before the Pilgrim Board.

The Vermont Yankee Board issued its full initial decision on July 8, 2009, resolving the last outstanding contested issue and terminating the Board’s portion of the adjudicatory proceeding. New England Coalition filed a petition for NRC review of the Board’s decision on July 23, 2009. Previously, in a decision issued on June 4 2009, the NRC denied a petition for review submitted by the Commonwealth of Massachusetts, which had sought unsuccessfully to intervene in the case.

After the NRC issues its final orders in the Pilgrim and Vermont Yankee license renewal proceedings, it is possible that the intervenors and the Commonwealth of Massachusetts may seek judicial review of those decisions within 60 days of those orders. Such appeals, however, would not preclude NRC issuance of the renewed Pilgrim and Vermont Yankee operating licenses, which Entergy still expects to obtain in the fourth quarter 2009 or early 2010.

The contested Indian Point license renewal proceeding currently is at a less advanced stage. The NRC Staff is expected to issue its final environmental impact statement in February 2010. On July 31, 2008, the presiding Board granted, in part, the petitions to intervene of the State of New York, Riverkeeper, Inc. and Hudson River Sloop Clearwater, Inc., admitting a total of 15 technical and environmental contentions for adjudication. These contentions have been subject to further amendment and augmentation. Several governmental bodies also are participating in the proceeding as “interested” governmental entities, as permitted by NRC regulations. The parties currently are engaged in the discovery process, and evidentiary hearings on the admitted contentions are expected to occur in 2010. Subject to the receipt of necessary related state environmental authorizations, Entergy expects to obtain 20-year license renewals for Indian Point 2 and Indian Point 3 in 2011. On August 12, 2009, the NRC staff issued its final safety evaluation report for the proposed renewal of the operating licenses for Indian Point 2 and Indian Point 3, and concluded that there are no open items that would preclude license renewal for an additional 20 years of operation.

Nuclear Waste Policy Act of 1982

Under the Nuclear Waste Policy Act of 1982, the DOE is required, for a specified fee, to construct storage facilities for, and to dispose of, all spent nuclear fuel and other high-level radioactive waste generated by domestic nuclear power reactors. Our subsidiaries that own our nuclear power plants provide for the estimated future disposal costs of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982. The affected companies entered into contracts with the DOE, whereby the DOE will furnish disposal service at a cost of $0.001 per net kWh generated and sold after April 7, 1983, plus a one-time fee for generation prior to that date. Each of our subsidiaries that owns one of our nuclear power plants has accepted, as applicable, assignment of the Pilgrim, FitzPatrick, Indian Point 2, Indian Point 3, Vermont Yankee and Palisades/Big Rock Point spent fuel disposal contracts with the DOE held by their previous owners. The previous owners have paid or retained liability for the fees for all generation prior to the purchase dates of those plants. The fees payable to the DOE may be adjusted in the future to assure full recovery. Our ongoing spent fuel fees are approximately $40 million per year.

The permanent spent fuel repository in the United States has been legislated to be Yucca Mountain, Nevada. The DOE is required by law to proceed with the licensing and, after the license is granted by the NRC, to construct the repository and commence the receipt of spent fuel. Because the DOE has not accomplished these objectives, it is in non-compliance with the Nuclear Waste Policy Act of 1982 and has breached its spent fuel disposal contracts. Furthermore, we are uncertain as to when the DOE plans to commence acceptance of spent fuel from our facilities for storage or disposal. As a result, continuing future expenditures will be required to increase spent fuel storage capacity at our nuclear sites.

As a result of the DOE’s failure to begin disposal of spent nuclear fuel in 1998 pursuant to the Nuclear Waste Policy Act of 1982 and the spent fuel disposal contracts, our nuclear owner subsidiaries and EquaGen’s licensee subsidiaries have incurred and will continue to incur damages. In November 2003, these entities (but not the owner of the Palisades plant) commenced litigation to recover the damages caused by the DOE’s delay in performance. We cannot predict the timing or amount of any potential recoveries on other claims filed by our subsidiaries, and cannot predict the timing of any eventual receipt from the DOE of the United States Court of Federal Claims damage awards.

Pending DOE acceptance and disposal of spent nuclear fuel, the owners of nuclear power plants are providing their own spent fuel storage. Storage capability additions using dry casks began operations at Palisades in 1993, at FitzPatrick in 2002 and at Indian Point Energy Center and Vermont Yankee in 2008. These facilities will be expanded as needed. Current on-site spent fuel storage capacity at Pilgrim is estimated to be sufficient until approximately 2014; dry cask storage facilities are planned to be placed into service at that unit by 2014.

Nuclear Plant Decommissioning

As part of the Pilgrim, Palisades and Vermont Yankee purchases, Boston Edison, Consumers Energy Company and Vermont Yankee Nuclear Power Corporation, respectively, transferred decommissioning trust funds, along with the liability to decommission the plants, to us.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, the NYPA retained the decommissioning trusts and the decommissioning liability. We entered into decommissioning agreements with NYPA that specify each party’s decommissioning obligations. NYPA has the right to require us to assume the decommissioning liability after the expiration date of the original plant operating licenses provided that it assigns the corresponding decommissioning trust, up to a specified level, to us. If the decommissioning liability is retained by NYPA, we will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts.

As part of the Indian Point 2 purchase, Consolidated Edison transferred the decommissioning trust fund and the liability to decommission Indian Point 2 to us. In addition, as part of the purchase of Indian Point 2, Consolidated Edison transferred to us the obligation to decommission the shutdown Indian Point 1 plant. We also funded an additional $25 million to a provisional decommissioning trust fund.

In April 2007, as part of the purchase of the Palisades nuclear energy plant located near South Haven, Michigan, Consumers Energy Company transferred to us the liability to decommission the plant, as well as related decommissioning trust funds. Also as part of the transaction, we assumed responsibility for spent fuel and certain high level radioactive waste at the decommissioned Big Rock Point nuclear plant, which is located near Charlevoix, Michigan. Once the spent fuel and high level radioactive waste is removed from the site, we will dismantle the spent fuel storage facility and complete site decommissioning. We expect to fund this activity from operating revenue, and we are providing $5 million in credit support to provide financial assurance for this obligation to the NRC.

In the last year we experienced declines in the market value of assets held in the trust funds for meeting our decommissioning funding assurance obligations for our plants. This has adversely affected our ability to demonstrate compliance with the NRC’s requirements for providing financial assurance for decommissioning funding for some of our plants. On June 18, 2009, the NRC issued letters indicating that the NRC staff had concluded that there were shortfalls in the amount of decommissioning funding assurance provided for Indian Point 2, Vermont Yankee and Palisades. The NRC staff conducted a telephone conference with us on this issue on June 29, 2009, and we agreed to make a submittal addressing the decommissioning funding assurance for these plants by August 13, 2009. This is summarized in an NRC letter to us dated July 9, 2009. In our August 13, 2009 submittal, we provided updated analyses to the NRC which indicated that there is no current shortfall in the amounts of the required decommissioning funding assurance for Palisades and Indian Point 2, based upon our balances as of July 31, 2009, and an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, as permitted by the NRC’s rules. For Vermont Yankee, we concluded that, when using the July 31, 2009 trust fund balance, based on an analysis of the costs that would be incurred if we elected to use a sixty year period of safe storage for decommissioning, there was a shortfall of approximately $58 million, which could be satisfied with a cash contribution to a decommissioning trust of approximately $51 million, or by using another financial assurance mechanism in the amount of approximately $58 million. By letter dated September 29, 2009, the NRC requested further information regarding plans to address the shortfall in decommissioning funding assurance for Vermont Yankee, and we responded in a letter dated October 29, 2009. Based on the trust fund balance as of September 30, 2009, the shortfall had decreased from $58 million to $40 million. This $40 million shortfall can be satisfied with a $40 million guarantee from Entergy Corporation, which is expected to be provided by December 31, 2009. The guarantee will terminate shortly after our separation from Entergy Corporation, and we may need to provide substitute financial assurance for decommissioning in the form of a $40 million letter of credit, or by making a cash contribution to a trust fund in the amount of approximately $35 million.

Price-Anderson Act

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

•	The primary layer is private insurance underwritten by American Nuclear Insurers and provides public liability insurance coverage of $300 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies. The primary layer coverage is limited if the claim arises out of one or more non-certified acts of terrorism, as defined in the Terrorism Risk Insurance Act of 2002. In that case, the total industry coverage for all reactors under the primary layer is limited to $300 million.

•	Under the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (our maximum total contingent obligation per incident is $705 million). This consists of a $111.9 million maximum retrospective premium plus a 5% surcharge that may be payable, if needed, at a rate that is currently set at $17.5 million per year per nuclear power reactor. There are no terrorism limitations.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides approximately $12.2 billion in secondary layer insurance coverage, in addition to the $300 million in primary layer coverage, to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

The limit is subject to change in the secondary layer assessments to account for the effects of inflation, a change in the primary limit of insurance coverage, and changes in the number of licensed reactors. As required by the Price-Anderson Act, we carry the maximum available amount of primary nuclear liability insurance (currently $300 million for each operating site). Claims for any nuclear incident at any nuclear facility participating in the program exceeding that amount are covered under the retrospective premiums paid into the secondary insurance pool. As a result, in the event of a nuclear incident that causes damages in excess of the $300 million in primary insurance coverage, each owner of a nuclear plant reactor, regardless of proximity to the incident or fault, will be required to pay a retrospective premium, equal to its proportionate share of the loss in excess of the $300 million primary level, up to a maximum of $117.5 million per reactor per incident. The retrospective premium payment is currently limited to $17.5 million per year per reactor until the aggregate public liability for each licensee is paid up to the $117.5 million cap. This annual limit is subject to change to account for the effects of inflation.

Property Insurance

Our nuclear owner subsidiaries are members of certain mutual insurance companies that provide property damage coverage, including decontamination and premature decommissioning expense, to the members’ nuclear generating plants. These programs are underwritten by Nuclear Electric Insurance Limited (NEIL). As of April 1, 2009, Indian Point 2 (including Indian Point 1), Indian Point 3, FitzPatrick, Pilgrim, Vermont Yankee, Palisades and the decommissioned Big Rock Point plant (primary layer only as approved by the NRC) were insured against such losses per the following structures:

•	Primary Layer (per plant) - $500 million per occurrence;

•	Excess Layer - $615 million per occurrence;

•	Total limit - $1.115 billion per occurrence; and

•	Deductibles:

•	$2.5 million per occurrence - Turbine/generator damage

•	$2.5 million per occurrence - Other than turbine/generator damage

•	$10 million per occurrence plus 10% of amount above $10 million - Damage from a wind storm

Indian Point 2 (including Indian Point 1) and Indian Point 3 share in the primary and excess layers with one policy in common for that site because the policies are issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage. Property coverage for facilities not covered by NEIL (i.e., off-site training facilities), are included in a separate insurance policy.

In addition, our nuclear power plants are also covered under NEIL’s Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible. The following summarizes this coverage as of April 1, 2009:

•	Indian Point 2 & 3 and Palisades (Indian Point 2 & 3 have separate limits):
–  $4.5 million weekly indemnity;
–  $490 million maximum indemnity; and
–  Deductible: 12 week waiting period;

•	FitzPatrick and Pilgrim (each plant has an individual policy with the noted parameters):
–  $4.0 million weekly indemnity;
–  $490 million maximum indemnity; and
–  Deductible: 12 week waiting period;

•	Vermont Yankee:
–  $3.5 million weekly indemnity;
–  $435 million maximum indemnity; and
–  Deductible: 12 week waiting period.

Under the property damage and accidental outage insurance programs, our nuclear power plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. As of April 1, 2009, this obligation is covered by insurance secured through NEIL’s reinsurers. We maintain property insurance for our nuclear units in excess of the NRC’s minimum requirement of $1.06 billion per site for nuclear power plant licensees. The NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of non-certified terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity and any other sources applicable to such losses. There is no aggregate limit involving one or more acts of certified terrorism.

Terrorism — Government Program

The Terrorism Risk Insurance Reauthorization Act of 2007 provides for up to $100 billion in coverage for a terrorist event, acting as excess to existing insurance coverage.

Legal Proceedings

We are involved in various claims and legal proceedings that occur from time to time in the ordinary course of business. We are not party to any pending legal proceedings that we believe could have a material adverse affect on our business, results of operations, financial condition or liquidity.

Employee Litigation

We are responding to lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various benefit plans sponsored by Entergy Corporation. Entergy and we are responding to these suits and proceedings.

MANAGEMENT

Executive Officers Following the Separation

While some of our expected executive officers are currently officers and employees of Entergy, upon the separation, none of these individuals will continue to be employees of Entergy. The following table sets forth information regarding individuals who are expected to serve as our executive officers following the separation.

Name	Age	Position

Richard J. Smith	58	Chief Executive Officer, Director
John R. McGaha	60	Chief Operating Officer
Dean Keller	45	Executive Vice President and Chief Financial Officer
Steven J. Agresta	61	Executive Vice President, General Counsel and Chief Legal Officer
Carolyn C. Shanks	47	Senior Vice President Administration and Corporate Support

Richard J. Smith has over 30 years of experience in the electric utility industry and over 10 years of experience as an executive officer. From 2007 to the present, Mr. Smith has served as Entergy’s president and chief operating officer with responsibility for Entergy Nuclear and Entergy Operations, which includes fossil plant operations, transmission operations, system environmental and safety, system planning, compliance and performance management. From 2001 to 2007, Mr. Smith served as group president, Utility Operations of Entergy. Prior to joining Entergy, Mr. Smith served as president of Cinergy Resources, Inc., where he managed and directed Cinergy’s non-regulated retail gas supply business and also developed Cinergy’s non-regulated retail electric supply business in anticipation of retail open access in Ohio.

John R. McGaha has over 30 years of experience with Entergy’s nuclear program. Since February 2007, Mr. McGaha has served as president of planning, development and oversight for Entergy Nuclear Operations with responsibility for planning and innovation, business development and new plant activities and oversight. From 2000 to 2007, Mr. McGaha served as president of the Entergy Nuclear South business unit, with responsibility for Entergy’s five nuclear units in its retail electric service area. Mr. McGaha has five years of service with the U.S. Navy Nuclear Powered Submarine Program and retired from the U.S. Naval Reserve with the rank of Captain. Mr. McGaha also spent two and a half years designing coal-fired plants for Brown & Root.

Dean Keller has more than 10 years of expansive financial markets experience at Citigroup Global Markets Inc., most recently as managing director — investment banking and co-head of the North American Power Group, where he advised a wide range of energy-focused clients. Mr. Keller has served as our Chief Financial Officer from July 2008 to the present. Mr. Keller served as co-head of the North American Power Group from 2008 until he became our Chief Financial Officer in August 2008, and served as a managing director from January 2005 to July 2008. From January 2002 to the end of 2004, Mr. Keller served as a director. Prior to joining Citigroup Global Markets Inc., Mr. Keller was an attorney in the corporate department at Willkie Farr & Gallagher in New York.

Steven J. Agresta was a partner and head of the Energy Group at Alston & Bird, LLP of Washington, D.C. from August 2005 to August 2008, where he represented foreign and domestic utility companies on a variety of issues, including nuclear construction and operation, deregulation of electric markets, power marketing and generation, mergers and acquisition, and other matters. Mr. Agresta has served as our General Counsel and Chief Legal Officer from August 2008 to the present. Prior to August 2005, he spent 23 years as a partner in the Washington, D.C. law firm Swidler Berlin, LLC. He clerked for the Honorable Joseph T. Sneed III on the U.S. Court of Appeals for the Ninth Circuit.

Carolyn C. Shanks was the President and Chief Executive Officer of Entergy Mississippi, Inc., a subsidiary of Entergy, where she has served from 1999 to May 2008. Ms. Shanks has served as our Senior

Vice President Administration and Corporate Support from May 2008 to the present. While serving as the President and Chief Executive Officer of Entergy Mississippi, Inc. Ms. Shanks was responsible for Entergy Mississippi, Inc.’s electric distribution system, customer service, economic development, regulatory affairs and governmental affairs. Ms. Shanks has over 14 years of experience in the nuclear industry.

Board of Directors Following the Separation

The following sets forth information with respect to those persons, in addition to Mr. Smith, who are expected to serve on our board of directors following the completion of the separation. The nominees will be presented to our sole shareholder, Entergy, for election prior to the separation. We intend to name and present additional nominees for election prior to the separation.

Name	Age	Position(s)

Dr. Paul W. Murrill	74	Non-Executive Chairman Director

Vice Adm. George W. Davis, USN (Ret.)	75	Director

William E. Madison.	62	Director

William A. Percy, II	70	Director

David Spina	66	Director

Kyle D. Vann	61	Director

Steven V. Wilkinson	68	Director

Paul W. Murrill, Ph.D. is a retired professional engineer. Between 1993 and 2005, he served on the board of directors of Entergy Corporation. He also previously served as Chief Executive Officer (1982-1986) and Chairman (1982-1987) of Gulf States Utilities Company (now known as Entergy Gulf States Louisiana, LLC, a subsidiary of Entergy), and from 1981 to 2007, as lead director of Tidewater Inc., an offshore energy marine transportation services company. From 1974 to 1981, he was Chancellor of Louisiana State University.

George W. Davis is a retired executive officer and a retired Vice Admiral of the U.S. Navy and former Commander Naval Surface Force, Pacific. From 1998 - 2004 he was a Director of Entergy. He previously served as a Director, President and Chief Operating Officer of Boston Edison Company (an electric utility company), a Director of the University of Chicago’s Board of Governors for Argonne National Laboratories and as a Chairman of the Board for the National Nuclear Accrediting Board for the Institute of Nuclear Power Operations. Admiral Davis, a former member of the Navy’s nuclear power program, graduated from the U.S. Naval Academy at Annapolis, Maryland, with a Bachelor of Science degree. He also earned a Master of Science degree, with distinction, in electrical engineering from the Naval Postgraduate School.

William E. Madison is a retired executive officer. Between 2002 and 2007, he served as Senior Vice President, Human Resources and Administration of Entergy. Prior to joining Entergy, Mr. Madison held senior executive positions at Avis Group Holdings, Inc. and E.I. DuPont de Nemours and Company.

William A. Percy, II is Chairman and Chief Executive Officer of Greenville Compress Company, a privately-held commercial warehouse and real estate company. Mr. Percy was appointed as the CEO of Greenville Compress Company in 1992 and as Chairman in 2005. He has served on the board of directors of Entergy Corporation since 2000. However, he is expected to retire from Entergy’s board prior to the completion of the separation. Mr. Percy is the Chairman of Enterprise Corporation of the Delta, a privately-held, non-profit economic development corporation.

David Spina is a retired chairman and executive officer of State Street Bank. David Spina joined State Street Bank in 1969 and held a variety of positions within the company, including Chief Financial Officer and Treasurer. He was elected President in 1995, named CEO in 2000 and Chairman in 2001. Mr. Spina served in those positions until his retirement from State Street Bank in 2004.

Kyle D. Vann is a retired executive officer. Between 2001 and 2004, he was the Chief Executive Officer of Entergy — Koch, LP, an energy trading and transportation company. Previously, he held executive officer positions at Koch Industries and Exxon-Mobil Corporation. Mr. Vann serves as a director of Crosstex Energy, LP, an independent midstream energy company, and Legacy Reserves LP, an oil and natural gas limited partnership. He also serves on the advisory board of Texon, LP, a privately-held energy services company.

Steven V. Wilkinson is a retired audit partner of Arthur Andersen LLP. Mr. Wilkinson received his B.A. in economics from DePauw University and his M.B.A. from the University of Chicago. He has served as a director of Entergy since 2003, and since 2000, he has served as a director of Cabot Microelectronics, a supplier of components to the semiconductor industry. Mr. Wilkinson is expected to serve on the Audit Committee of Enexus. He will continue to serve as member of the board of directors of Entergy following the separation.

Committees

Effective upon the completion of the separation, our board of directors will have the following committees:

Compensation Committee Interlocks and Insider Participation

Each member of the Compensation Committee is an independent director. None of the Compensation Committee members has served as an officer of Enexus Energy, and none of Enexus Energy’s executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of Enexus Energy’s board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis briefly discusses the philosophy and policies we apply to the compensation of our chief executive officer, or CEO, our chief financial officer, or CFO, and our other most highly compensated executive officers other than the CEO and CFO (collectively referred to as our “Named Executive Officers”) based on compensation from Entergy for 2008. You should read this information in combination with the more detailed compensation tables and other data presented elsewhere in this information statement.

The compensation of our Named Executive Officers for 2006, 2007 and 2008 was determined and paid by Entergy, and Entergy also determined and paid or will pay the compensation of our Named Executive Officers in 2009 prior to the separation. Accordingly, the Compensation Discussion and Analysis that follows relates primarily to the compensation paid to our Named Executive Officers by Entergy for 2008.

However, effective as of the separation and for subsequent years, our Compensation Committee will determine, and we will pay, the compensation of our Named Executive Officers. Please note that the principles and policies to be used by our Compensation Committee in determining such compensation have yet to be established. Accordingly, there is no assurance that the compensation of our Named Executive Officers following the separation will be the same as that prior to the separation, or that the same principles and policies used to determine compensation prior to the separation will be used to determine compensation following the separation. However, certain features of the compensation of our Named Executive Officers after the separation have been established pursuant to employment arrangements specific to the Named Executive Officers, as further described below in the section entitled “—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination Plans—Employment Arrangements with our Named Executive Officers.”

Entergy has designed its compensation program to attract, retain, motivate and reward executives who can contribute to long-term success and thereby build value for shareholders. Entergy’s executive compensation package is comprised of a combination of short-term and long-term compensation elements. Short-term compensation includes base pay and annual cash incentive awards. Long-term compensation includes stock options and performance units.

The executive compensation program is approved by Entergy’s Personnel Committee, which is comprised entirely of independent board members. Unless otherwise indicated, the references in this Compensation Discussion and Analysis to the Personnel Committee or the Committee refer to the Entergy Personnel Committee.

The following table summarizes the principal factors that Entergy takes into account in deciding the amount of each compensation element it pays or awards to executives:

Key Compensation Components
(where reported in summary
compensation table)	Factors

Base Salary (salary, column c)	– Company, business unit and individual performance – Market data – Internal pay equity – The Committee’s assessment of other elements of compensation

Performance Units (stock awards, column e)
–  Compensation practices at peer group companies and in a broader group of utility companies
–  Target long-term compensation values in the market for similar jobs
–  The desire to ensure that a substantial portion of total compensation is performance-based
–  The Committee’s assessment of other elements of compensation

Stock Options (options, column f)
–  Individual performance
–  Prevailing market practice
–  Targeted long-term value created by the use of stock options
–  Potential dilutive effect of stock option grants
–  The Committee’s assessment of other elements of compensation

Non-Equity Incentive Plan Compensation (Cash Bonus) (non-equity plan compensation, column g)
–  Compensation practices at peer group companies and the general market for similar-size companies
–  Desire to ensure that a substantial portion of total compensation is performance-based
–  The Committee’s assessment of other elements of compensation
–  Company and individual performance

Entergy makes compensation decisions for the Named Executive Officers and each executive officer after taking into account all elements of the officer’s compensation. In making compensation decisions, Entergy applies the same compensation policies to the Named Executive Officers and all of its executive officers; however, the application of these policies results in different compensation amounts to individual officers because of: (i) differences in roles and responsibilities; (ii) differences in market-based compensation levels for specific officer positions; (iii) Entergy’s assessment of individual performance; and (iv) variations in business unit performance.

In addition, in assessing individual and management performance with respect to the overall compensation of the Named Executive Officers, the Committee noted the following significant Entergy achievements during 2008:

•	Managed storm restoration for two major back to back hurricanes – Gustav and Ike;

•	Achieved alternative method of securitization which provided benefits for shareholders and customers;

•	Successfully completed acquisition of Ouachita generation facility and received approval from the Arkansas Public Service Commission;

•	Successfully completed acquisition of the Calcasieu generation facility and received approval from the Louisiana Public Service Commission;

•	Achieved record generation from the non-utility nuclear fleet;

•	Made significant progress on the contemplated separation of the non-nuclear utility segment;

•	Completed $0.5 billion of the Entergy board approved and previously disclosed $1.5 billion stock repurchase program;

•	Received from Platts Global Energy of a special award of excellence in recognition of standout performance year after year over the past decade. Entergy was cited for being a finalist 39 times in the Award’s contest, far more than any other energy company, and Wayne Leonard being named a finalist for the CEO of the Year award by Platts Global Energy for the eighth consecutive year;

•	Recognized for corporate governance practice where in 2008 Entergy received a 10 rating from Governance Metrics International and 100% rating for corporate governance in the Institutional Shareholder Services utility rankings; and

•	Received multiple awards and recognition, including 10th consecutive annual EEI Award for storm restoration leadership with recognition for EEI Assistance Award in 2008.

Compensation Program Administration

Role of Personnel Committee

The Personnel Committee has overall responsibility for approving the compensation program for the Named Executive Officers and makes all final compensation decisions regarding Entergy Corporation’s named executive officers, including Mr. Smith. The Personnel Committee is responsible for, among its other duties, the following actions related to Entergy Corporation’s named executive officers:

•	developing and implementing compensation policies and programs for the executive officers, including any employment agreement with an executive officer;

•	evaluating the performance of Entergy Corporation’s Chairman and Chief Executive Officer; and

•	reporting, at least annually, to the board on succession planning, including succession planning for Entergy Corporation’s Chief Executive Officer.

The Personnel Committee has authorized, in limited circumstances, the delegation of its authority to grant stock options under Entergy plans to Entergy Corporation’s Chairman and Chief Executive Officer and Senior Vice President of Human Resources subject to the following conditions:

•	No grant may exceed an aggregate value of $1 million per grantee;

•	All awards must be issued in accordance with the terms of Entergy Corporation’s plans, including the requirement that all options be issued for an exercise price not less than the fair market value of the stock on date the option is granted;

•	No awards may be granted to any employee of Entergy Corporation subject to Section 16 of the Securities Exchange Act of 1934; and

•	The Personnel Committee must be advised on at least a quarterly basis of the grants made under the exercise of this delegated authority.

Certain aspects of the compensation of our Named Executive Officers who are not Entergy named executive officers, Ms. Shanks, Mr. Keller, Mr. McGaha and Mr. Agresta are not directly determined by the Personnel Committee. While the Committee does determine the number of performance units to be granted to these Named Executive Officers, the Committee does not determine the actual annual incentive target for these Named Executive Officers. Rather, the Committee establishes an overall available annual incentive pool for these officers and establishes the specific goal targets and ranges. The officers’ respective supervisor determines the actual incentive payment, in each case subject to the ultimate approval of Entergy’s Chief Executive Officer. Further, Entergy’s Chief Executive Officer and the officer’s supervisor have ultimate responsibility for adjusting the salary of these Named Executive Officers as deemed appropriate, subject to any provisions of the officer’s employment agreement as described below. The officer’s supervisor and Entergy’s Chief Executive Officer also determine how many stock option awards are to be allocated to the officers from an available pool established by the Personnel Committee for similarly situated officers, though the Personnel Committee ultimately approves the established allocations.

Role of the Compensation Consultant

In discharging its duties, the Personnel Committee has retained Towers Perrin as its independent compensation consultant to assist it, among other things, in evaluating different compensation programs and developing market data to assess the compensation programs. Under the terms of its engagement, Towers Perrin reports directly to the Personnel Committee, which has the right to retain or dismiss the consultant without the consent of Entergy Corporation’s management. In addition, Towers Perrin is required to seek and receive the prior written consent of the Personnel Committee before accepting any material engagements from Entergy Corporation or its subsidiaries.

In considering the appointment of Towers Perrin, the Personnel Committee took into account that Towers Perrin provides from time to time general consulting services to Entergy Corporation’s management with respect to non-executive compensation matters. In this connection, the Committee reviewed the fees and compensation received by Towers Perrin for these services over a historical period. After considering the nature and scope of these engagements and the fee arrangements involved, the Personnel Committee determined that the engagements did not create a conflict of interest. The Committee reviews on an ongoing basis the fees and compensation received by Towers Perrin for non-executive compensation matters on an annual basis to monitor its independence.

Role of Entergy’s Chief Executive Officer

The Personnel Committee solicits recommendations from Mr. Leonard, Entergy Corporation’s Chief Executive Officer, with respect to compensation decisions for Mr. Smith. Mr. Leonard’s role is limited to:

•	providing the Committee with an assessment of the performance of Mr. Smith; and

•	recommending base salary, annual merit increases, stock option and annual cash incentive plan compensation amounts for Mr. Smith.

In addition, the Committee may request that Mr. Leonard provide management feedback and recommendations on changes in the design of compensation programs, such as special retention plans or changes in structure of bonus programs. Mr. Leonard does not play any role with respect to any matter affecting his own compensation nor does he have any role determining or recommending the amount, or form, of director compensation.

As noted above, in the section entitled “—Role of Personnel Committee,” Mr. Leonard also plays a role in determining Mr. Agresta’s, Mr. Keller’s, Mr. McGaha’s and Ms. Shanks’ base salary, their annual incentive target and the number of stock options they receive.

Mr. Leonard may attend committee meetings of the Personnel Committee only at the invitation of the chair of the Personnel Committee and cannot call a meeting of the Committee. However, he is not in attendance at any meeting when the Committee determines and approves the compensation to be paid to the Entergy named executive officers. Since he is not a member of the Committee, he has no vote on matters submitted to the Committee. During 2008, Mr. Leonard attended five meetings of the Personnel Committee.

In 2008, the Committee’s compensation consultant met at the request of the Personnel Committee with Mr. Leonard to review market trends in executive and management compensation and to discuss Entergy Corporation and its subsidiaries’ overall compensation philosophy, such as the optimum balance between base and incentive compensation. In addition, the Committee requested that its independent compensation consultant interview Mr. Leonard to obtain management feedback on the impact of compensation programs on employees and information regarding the roles and responsibilities of the Entergy named executive officers.

Objectives of the Executive Compensation Program

•	The greatest part of the compensation of a Named Executive Officer should be in the form of “at risk,” performance-based compensation.

Entergy has designed its compensation programs to ensure that a significant percentage of the total compensation of the Named Executive Officers is contingent on achievement of performance goals that drive total shareholder return and result in increases in common stock price. For example, each annual cash incentive and long-term performance unit program is designed to pay out only if Entergy achieves pre-established performance goals. Assuming achievement of these performance goals at target level, approximately 80% of the annual target total compensation (excluding non-qualified supplemental retirement income) of Entergy’s Chief Executive Officer is represented by performance-based compensation and the remaining 20% is represented by base salary. For Mr. Smith, Mr. Agresta and Mr. Keller assuming achievement of performance goals at the target levels, approximately 65% of their annual target total compensation (excluding non-qualified supplemental retirement income) is represented by performance-based compensation and the remaining 35% by base salary. For Mr. McGaha, 60% of his annual target total compensation (excluding non-qualified supplemental retirement income) is represented by performance-based compensation and the remaining 40% by base salary; for Ms. Shanks, 50% of her annual target total compensation (excluding non-qualified supplemental retirement income) is represented by performance-based compensation and the remaining 50% by base salary. Entergy’s Chief Executive Officer’s total compensation is at greater risk than that of our Named Executive Officers, reflecting both market practice and acknowledging the leadership role of the Entergy Chief Executive Officer in setting Entergy policy and strategies.

•	A substantial portion of Named Executive Officers’ compensation should be delivered in the form of equity awards.

To align the economic interests of the Named Executive Officers with Entergy’s shareholders, Entergy believes that a substantial portion of their total compensation should be in the form of equity-based awards. Equity awards are typically granted in the form of stock options with a three-year vesting schedule and performance units with a three-year performance cycle. Stock options are generally subject only to time-based vesting. Performance units pay out only if Entergy achieves specified performance targets. The amount of payout varies based on the level of performance achieved.

•	Entergy’s compensation programs should enable it to attract, retain and motivate executive talent by offering compensation packages that are competitive but fair.

It is in the best interests of Entergy’s shareholders that Entergy attract and retain talented executives by offering compensation packages that are competitive but fair. Entergy’s Personnel Committee has sought to develop compensation programs that deliver total target compensation in the aggregate at approximately the 50th percentile of the market.

The Starting Point

To develop a competitive compensation program, Entergy’s Personnel Committee on an annual basis reviews base salary and other compensation data from two sources:

•	Survey Data: The Committee uses published and private compensation survey data to develop marketplace compensation levels for executive officers. The data, which is compiled by the Committee’s independent compensation consultant, compares the current compensation levels received by each executive officer against the compensation levels received by executives holding similar positions at companies with corporate revenues consistent with Entergy’s revenues. For non-industry specific positions such as a chief financial officer, the Committee reviews data from general industry. For management positions that are industry-specific, the Committee reviews data from energy service companies. The survey data reviewed by the Committee covers approximately 300 public and private companies in general industry and approximately 70 public and private companies in the energy services sector. In evaluating compensation levels against the survey data, the Committee considers only the aggregated survey data. The identity of the companies comprising the survey data is not disclosed to, or considered by, the Committee in its decision-making process and, thus, is not considered material by the Committee.

•	The Committee uses the survey data to develop compensation programs that deliver total target compensation at approximately the 50th percentile of the market. For this purpose, the Committee reviews the results of the survey data (organized in tabular format) comparing compensation relative to the 25th, 50th (or median) and 75th percentile of the market. The survey data is used as the primary data for purposes of determining target compensation. The Committee considers its objectives to have been met if Entergy’s Chief Executive Officer, the executive officers who constitute what Entergy refers to as its “Office of the Chief Executive,” considered as a group (nine officers, including Mr. Smith, but not any other of our Named Executive Officers) and our other Named Executive Officers, have a target compensation package that falls within the range of 90 – 110% of the 50th percentile benchmarked in the survey data. In 2008, in the aggregate, the target compensation of all of the Named Executive Officers fell within this range. Actual compensation received by an individual officer may be above or below the 50th percentile based on an individual officer’s skills, performance and responsibilities.

•	Proxy Analysis: Although the survey data described above is the primary data source used in determining compensation. The Committee reviews data derived from proxy statements as an additional point of analysis. The proxy data is used to compare the compensation levels of executive officers against the compensation levels of the corresponding executive officers from 18 of the companies included in the Philadelphia Utilities Index. The analysis is used by the Committee to evaluate the reasonableness of the Company’s compensation program. The proxy market data compare Entergy executive officers to other proxy officers based on pay rank without regard to roles and responsibilities. These companies are:

• AES Corporation	• Exelon Corporation
• Ameren Corporation	• FirstEnergy Corporation
• American Electric Power Co. Inc.	• FPL Group Inc.
• CenterPoint Energy Inc.	• Northeast Utilities
• Consolidated Edison Inc.	• PG&E Corporation
• Dominion Resources Inc.	• Progress Energy, Inc.
• DTE Energy Company	• Public Service Enterprise Group, Inc.
• Duke Energy Corporation	• Southern Company
• Edison International	• XCEL Energy

Elements of the Compensation Program

The major components of Entergy’s executive compensation program are presented below.

Short-Term Compensation

Base Salary

Base salary is a component of the Named Executive Officers’ compensation package because the Committee believes it is appropriate that some portion of the compensation that is provided to these officers be provided in a form that is a fixed cash amount. Also, base salary remains the most common form of payment throughout all industries. Its use ensures a competitive compensation package to the Named Executive Officers.

The Committee (in the case of Mr. Smith) or certain senior Entergy officers (in the case of our other Named Executive Officers) determine whether to award Named Executive Officers annual merit increases in base salary based on the following factors:

•	Company, business unit and individual performance during the prior year;

•	Market data;

•	Internal pay equity; and

•	An assessment of other elements of compensation provided to the Named Executive Officer.

The corporate and business unit goals and objectives vary by individual officers and include, among other things, corporate and business unit financial performance, capital expenditures, cost containment, safety, reliability, customer service, business development and regulatory matters.

Entergy’s use of “internal pay equity” in setting merit increases is limited to determining whether a change in an officer’s role and responsibilities relative to other officers requires an adjustment in the officer’s salary. There is no predetermined formula against which the base salary of one named executive officer is measured against another officer or employee.

In 2008, Richard J. Smith received a 3.6% base salary increase based on a review by the Personnel Committee of his performance during 2007, his role in the pending separation and market data current at the time of the review to keep his pay competitive with his peers. John McGaha received a 3.8% base salary increase and Carolyn Shanks received a 3.3% base salary based on a review by their immediate supervisor of their performance in 2007, their new duties and responsibilities as Enexus executive officers, market data current at the time of the review to keep their pay competitive with their peers, and internal pay equity.

The following table sets forth the 2007 base salaries for our Named Executive Officers, the 2008 percentage increase and the resulting 2008 base salary. Changes in base salaries were effective in April of each of the years shown.

Named Executive Officer	2007 Base Salary	Percentage Increase	2008 Base Salary
Richard J. Smith	$622,400	3.6%	$645,000
John McGaha	$400,000	3.8%	$415,000
Carolyn Shanks	$307,000	3.3%	$317,139

In 2008, Entergy hired Mr. Keller as our Chief Financial Officer. Mr. Keller’s base salary was established at $500,000. Mr. Keller’s salary was determined based on comparative marked data for chief financial officers and in light of the critical role in implementing our business plan.

In 2008, Mr. Agresta was hired as our Executive Vice President and General Counsel. His base salary was set at $430,000 based on comparative market data for chief legal officers and in light of the critical role in implementing our business plan.

Non-Equity Incentive Plans (Cash Bonus)

Entergy includes performance-based incentives in the Named Executive Officers’ compensation packages because they encourage the Named Executive Officers to pursue objectives consistent with the overall goals and strategic direction that the Entergy board has set for Entergy. Annual incentive plans are commonly used by companies in a variety of industry sectors to compensate their executive officers.

The Named Executive Officers participate in a performance-based cash incentive plan known as the Executive Annual Incentive Plan, or Annual Incentive Plan. The plan operates on a calendar year basis. Entergy uses a performance metric known as the Entergy Achievement Multiplier to determine the payouts for each particular calendar year. The Entergy Achievement Multiplier is used to determine the percentage of target annual plan awards that will be paid each year to each participating executive officer. In December 2007, Entergy selected the Entergy Achievement Multiplier for 2008 awards to be based in equal part on earnings per share and operating cash flow. The Committee selected these performance measures because:

•	earnings per share and operating cash flow have both a correlative and causal relationship to shareholder value performance;

•	earnings per share and operating cash flow targets are aligned with externally-communicated goals; and

•	earnings per share and operating cash flow results are readily available in earning releases and SEC filings.

In addition, these measures are commonly used by other companies, including Entergy’s industry peer group companies (those in the Philadelphia Utility index, see page 137), as components of their incentive programs. For example, approximately 56% of the industry peer group companies use earnings per share as an incentive measure and 22% use some type of cash flow measure. The Personnel Committee evaluates the performance measures used for the Annual Incentive Plan on an annual basis.

The Committee sets minimum and maximum achievement levels under the Annual Incentive Plan at approximately 10% below and 10% above target achievement levels. Payouts for performance between minimum and target achievement levels and between target and maximum levels are calculated using straight line interpolation. In general, the Committee seeks to establish target achievement levels such that the relative difficulty of achieving the target level is consistent from year to year. Over the past five years ending in 2008, the average Entergy Achievement Multiplier, representing earnings per share and operating cash flow results, was 140% of target. This result reflects the strong performance of Entergy during this period.

In December 2007, the Committee set the 2008 target award for incentives to be paid in 2009 under the Annual Incentive Plan for our Chief Executive Officer at 70% of his base salary. The Committee based its decision on the target award for Mr. Smith on the recommendation of Entergy’s Chief Executive Officer. In setting this target award, the Personnel Committee considered several factors, including:

•	analysis provided by the Committee’s independent compensation consultant as to compensation practices at the industry peer group companies and the general market for similar-size companies;

•	competitiveness of Entergy’s compensation plans and their ability to attract and retain top executive talent;

•	the individual performance of Mr. Smith;

•	target bonus levels in the market for comparable positions;

•	the desire to ensure that a substantial portion of total compensation is performance-based;

•	the relative importance, in any given year, of the short-term performance goals established pursuant to the Annual Incentive Plan;

•	the Committee’s assessment of other elements of compensation provided to Mr. Smith; and

•	the recommendation of Entergy’s Chief Executive Officer, including his assessment of Mr. Smith’s performance.

The target awards for our Named Executive Officers (other than Mr. Smith) were set by their respective supervisors (subject to ultimate approval of Entergy’s Chief Executive Officer) who allocated a potential incentive pool established by the Personnel Committee among various of their direct and indirect reports. In setting the target awards, the supervisor took into account considerations similar to those used by the Personnel Committee in setting the target awards for our Chief Executive Officer.

Target awards are set based on an executive officer’s current position and executive management levels within the Entergy organization. Executive management levels at Entergy range from Level 1 through Level 4. Mr. Smith currently holds a position in Level 2, as does Mr. Keller and Mr. Agresta, Mr. McGaha currently holds a position in Level 3 and Ms. Shanks currently holds a position in Level 4. Accordingly their respective incentive targets differ from one another based on the external market data developed by the Committee’s independent compensation consultant and the other factors noted above.

The target awards for 2008 for the Named Executive Officers (other than Mr. Smith) were set as follows: Mr. Keller (70%); Mr. Agresta (70%); Mr. McGaha (60%) and Ms. Shanks (50%).

In January 2008, the Committee confirmed the Entergy Achievement Multiplier to be used for purposes of determining annual incentives for 2008. The targets established to measure management performance against as reported results were:

	Minimum	Target	Maximum
Earnings Per Share ($)	6.03	6.70	7.37
Operating Cash Flow ($ in Billions)	2.34	2.67	3.00

After reviewing earnings per share and operating cash flow results against the performance objectives in the above table, the Personnel Committee certified the Entergy Achievement Multiplier at 140% of target.

Under the terms of the program, the Entergy Achievement Multiplier is automatically increased by 25% for the members of Entergy’s Office of the Chief Executive (including Mr. Smith but not any of our other Named Executive Officers), subject to the Personnel Committee’s discretion to adjust the automatic multiplier downward or eliminate it altogether. In accordance with Section 162(m) of the Internal Revenue Code, the multiplier, which Entergy refers to as the Management Effectiveness Factor, is intended to provide the Committee, through the exercise of negative discretion, a mechanism to take into consideration specific achievement factors relating to the overall performance of Entergy. In January 2009, the Committee exercised its negative discretion to eliminate the Management Effectiveness Factor, reflecting the Personnel Committee’s determination that the Entergy Achievement Multiplier, in and of itself without the Management Effectiveness Factor, was consistent with the performance levels achieved by Entergy’s management.

The annual incentive award for the Named Executive Officers (other than Mr. Smith) is awarded from an incentive pool approved by the Committee. From this pool, each Named Executive Officer’s supervisor determines the annual incentive payment based on the Entergy Achievement Multiplier. The supervisor has the discretion to increase or decrease the multiple used to determine an incentive award based on individual and business unit performance. The incentive awards are subject to the ultimate approval of Entergy’s Chief Executive Officer.

The following table shows the Annual Incentive Plan payments as a percentage of base salary for 2008:

		Percentage	2008 Annual
Named Executive Officer	Target	Base Salary	Incentive Award
Richard J. Smith	70%	98%	$632,100
Dean Keller	70%	70%	$350,000
Steven Agresta	70%	70%	$301,000
Carolyn Shanks	50%	72%	$229,134
John McGaha	60%	117%	$485,550

Mr. Keller’s and Mr. Agresta’s awards were prorated to reflect that they did not become employees of Entergy until August 2008.

Nuclear Retention Plan

Some of Entergy’s executives, including Mr. McGaha but not any of our other Named Executive Officers, participate in a special retention plan for officers and other leaders with special expertise in the nuclear industry. The Committee authorized the Plan to attract and retain management talent in the nuclear power field, a field which requires unique technical and other expertise that is in great demand in the utility industry. For individuals who commenced participation on or after January 1, 2007, like Mr. McGaha, the Plan covers a three-year period. For example, an individual who commenced participation on February 15, 2007, subject to his or her continued employment with a participating company, is eligible to receive a special cash bonus consisting of three annual payments, each consisting of an amount from 15% to 30% (depending on their level in the organization) of such participant’s then (2007) base salary in each of 2008, 2009 and 2010. As a result, in March 2008, Mr. McGaha received a cash bonus equal to 30% of his 2007 base salary.

Long-Term Compensation

Entergy’s long-term equity incentive programs are intended to reward executive officers for achievement of shareholder value creation over the long-term. In its long-term incentive programs, Entergy primarily uses a mix of performance units and stock options in order to accomplish different objectives.

Performance units reward the executive officers on the basis of total shareholder return, which is a measure of stock appreciation and dividend payments relative to industry peer group companies. Options provide a direct incentive for increasing the price of Entergy’s common stock. In addition, Entergy occasionally awards restricted units for retention purposes or to offset forfeited compensation in order to attract officers and managers from other companies.

Each of the performance units and stock options granted to the Named Executive Officers in 2008 was awarded under Entergy’s 2007 Equity Ownership and Long Term Cash Incentive Plan, which Entergy refers to as the 2007 Equity Ownership Plan.

Performance Unit Program

Entergy issues performance unit awards to executive officers under the Performance Unit Program. Each performance unit equals the cash value of one share of Entergy common stock at the end of the performance cycle. Each unit also earns the cash equivalent of the dividends paid during the three-year performance cycle. The Performance Unit Program is structured to reward executive officers only if performance goals set by the Personnel Committee are met. The Personnel Committee has no discretion to authorize awards if minimum performance goals are not achieved. The Performance Unit Program provides a minimum, target and maximum achievement level. Entergy measures performance by assessing Entergy’s total shareholder return relative to the total shareholder return of its industry peer group companies. The Personnel Committee chose total shareholder return as a measure of performance because it assesses Entergy’s creation of shareholder value relative to other electric utilities over the performance cycle. Minimum, target and maximum performance levels are determined by reference to the quartile ranking of Entergy’s total shareholder return against the total shareholder return of industry peer group companies.

For the 2009-2011 performance period, the Personnel Committee identified the Philadelphia Utility Index as the industry peer group for total shareholder return performance because the companies represented in this index more closely approximate Entergy in terms of size. The companies included in the Philadelphia Utility Index are provided on page 137.

Subject to achievement of the Performance Unit Program performance levels, the Personnel Committee established a target amount of 4,800 performance units for Mr. Smith, Mr. Keller and Mr. Agresta for the 2009 – 2011 performance cycle. The target amount for Mr. McGaha is 2,000 units, and the target amount for Ms. Shanks is 900 units. The range of payouts under the program is shown below.

Quartiles:	4	3	2	1
Performance Levels:	Zero	Minimum	Target	Maximum
Total Shareholder Return Ranges:	Below 25th percentile	25th to 50th percentiles	50th to 75th percentiles	75th percentile and above
Payouts:	No Payout	Interpolate between Minimum and Target (10% to 100% of Target)	Interpolate between Target and Maximum (100% to 250% of Target)	Maximum Payout (250% of Target)

The Personnel Committee sets payout opportunities for the Performance Unit Program each year. In determining payout opportunities, the Committee considers several factors, including:

•	the advice of the Committee’s independent compensation consultant regarding compensation practices at Entergy’s industry peer group companies;

•	competitiveness of Entergy’s compensation plans and their ability to attract and retain top executive talent;

•	target long-term compensation values in the market for similar jobs;

•	the desire to ensure, as described above, that a substantial portion of total compensation is performance-based;

•	the relative importance, in any given year, of the long-term performance goals established pursuant to the Performance Unit Program; and

•	the Committee’s assessment of other elements of compensation provided to the Named Executive Officer.

For the 2006-2008 performance cycle, the target amount established for our Chief Executive Officer was 6,000 performance units. The target amount established for Mr. McGaha was 2,400 performance units, and for Ms. Shanks, it was 1,100 units. Mr. Keller and Mr. Agresta were not eligible for participation in the 2006-2008 performance cycle. In accordance with their employment agreement, they were allowed to participate in a cash equivalent program designed similar to the 2006-2008 performance program. Each was given a target of 6,000 units. Mr. Keller’s and Mr. Agresta’s payout under this cash equivalent program was prorated based on the length of their service during the 2006-2008 performance cycle.

In January 2009, the Committee assessed Entergy’s total shareholder return for the 2006-2008 performance period and determined the actual number of performance units to be paid to Performance Unit Program participants for the 2006-2008 performance cycle. Performance was measured in a manner similar to that described above for the 2009-2011 cycle, on the basis of relative total shareholder return.

For purposes of determining Entergy’s relative performance for the 2006-2008 period, the Committee used the Philadelphia Utility Index as Entergy’s peer group. Based on market data and the recommendation of management, the Committee compared Entergy’s total shareholder return against the total shareholder return of the companies that comprised the Philadelphia Utility Index.

Based on a comparison of Entergy’s performance relative to the Philadelphia Utility Index as described above, the Committee concluded that Entergy had exceeded the performance targets for the 2006-2008 performance cycle with Entergy finishing in the first quartile which resulted in a payment of 250% of target (the maximum amount payable). Each performance unit was then automatically converted into cash at the rate of $83.13 per unit, the closing price of Entergy’s common stock on the last trading day of the performance cycle (December 31, 2008), plus dividend equivalents accrued over the three-year performance cycle. See the 2008 Option Exercises and Stock Vested table in the section entitled “Executive Compensation—2008 Option Exercises and Stock Vested” for the amount paid to each of the Named Executive Officers for the 2006-2008 performance unit cycle.

Stock Options

The Personnel Committee (and, in the case of Mr. McGaha and Ms. Shanks, the chief executives of Entergy’s nuclear and utility divisions, respectively, and Entergy’s Chief Executive Officer as well) considered several factors in determining the amount of stock options it granted under Entergy’s equity ownership plans to the Named Executive Officers, including:

•	individual performance;

•	prevailing market practice in stock option grants;

•	the targeted long-term value created by the use of stock options;

•	the number of participants eligible for stock options, and the resulting “burn rate” (i.e., the number of stock options authorized divided by the total number of shares outstanding) to assess the potential dilutive effect; and

•	the Committee’s assessment of other elements of compensation provided to the Named Executive Officer.

For stock option awards to Mr. Smith, the Committee’s assessment of his individual performance, done in consultation with Entergy’s Chief Executive Officer, is the most important factor in determining the number of options awarded.

The following table sets forth the number of stock options granted to each Named Executive Officer in 2008. The table does not include Mr. Keller and Mr. Agresta as they were not employees of Entergy at the time of grant. The exercise price for each option was $108.20, which was the closing fair market value of Entergy common stock on the date of grant.

Named Executive Officer	Stock Options
Richard J. Smith	35,000
John McGaha	13,000
Carolyn Shanks	7,000

For additional information regarding stock options awarded in 2008 to each of the Named Executive Officers, see the 2008 Grants of Plan-Based Awards table in the section entitled “Executive Compensation—2008 Grants of Plan-Based Awards.”

Under Entergy’s equity ownership plans, all options must have an exercise price equal to not less than the closing fair market value of Entergy common stock on the date of grant. In 2008, Entergy implemented guidelines that require an executive officer to achieve and maintain a level of Entergy stock ownership equal to a specified multiple of his or her salary. Until an executive officer achieves the multiple ownership position of Entergy common stock, the executive officer (including a Named Executive Officer) upon exercising any stock option granted on or after January 1, 2003, must retain at least 75% of the after-tax net profit from such stock option exercise in the form of Entergy common stock.

Entergy has not adopted a formal policy regarding the granting of options at times when it is in possession of material non-public information. However, Entergy generally grants options to its Named Executive Officers only during the month of January in connection with its annual executive compensation decisions. On occasion, Entergy may grant options to newly hired employees or existing employees for retention or other limited purposes.

Restricted Units

Restricted units granted under Entergy’s equity ownership plans represent phantom shares of Entergy common stock (i.e., non-stock interests that have an economic value equivalent to a share of Entergy common stock). Entergy occasionally grants restricted units for retention purposes, to offset forfeited compensation from a previous employer or other limited purposes. If all conditions of the grant are satisfied, restrictions on the restricted units lift at the end of the restricted period, and a cash equivalent value of the restricted units is paid. The settlement price is equal to the number of restricted units multiplied by the closing price of Entergy common stock on the date restrictions lift. Restricted units are not entitled to dividends or voting rights. Restricted units are generally time-based awards for which restrictions lift, subject to continued employment, over a two- to five-year period.

None of the Named Executive Officers received restricted units from Entergy during 2008.

Equitable Adjustments to Outstanding Entergy Equity-Based Awards

In connection with the distribution, equitable adjustments will be made to outstanding restricted stock, phantom stock, performance share and stock option awards that currently relate to Entergy common stock to the extent necessary to maintain the equivalent value of such awards upon the distribution.

Effective as of the distribution, each holder of Entergy restricted shares will be issued additional restricted shares of Entergy common stock with a value determined as of the distribution equal to the number of shares of our common stock distributed in respect of the Entergy restricted shares (i.e., as with other Entergy shareholders,  •  shares of our common stock for each restricted Entergy share). The new restricted shares of Entergy common stock and the existing Entergy restricted shares will become vested on the date on which the shares would have vested in accordance with the terms of the existing Entergy restricted stock vesting schedule (with appropriate adjustments to performance metrics in the case of performance vesting), subject to applicable tax withholdings. For purposes of the vesting of restricted shares, continued employment or service with Entergy or us or EquaGen will be viewed as continued employment with Entergy.

Effective as of the distribution, each holder (including current and former employees of Entergy and EquaGen) of Entergy phantom stock and performance shares (for purposes of this paragraph, “stock units” or “units”) will be issued a number of additional units relating to our common stock equal to the number of shares of our common stock that such holder would have received in the distribution assuming the stock units relating to Entergy common stock represented actual shares of Entergy common stock (i.e., a ratio of  •  units relating to our common stock for each unit relating to Entergy common stock). The new stock units relating to our common stock and the existing Entergy stock units will become vested on the date on which such units would have vested in accordance with the terms of the existing Entergy unit vesting schedule (with appropriate adjustments to performance metrics in the case of performance units) and will be settled in cash or shares of our common stock or Entergy common stock as the case may be (subject to applicable tax withholdings). For purposes of the vesting of such stock units, continued employment or service with Entergy or us or EquaGen will be viewed as continued employment with the issuer of the units.

Effective as of the distribution, equitable adjustments will be made with respect to holders of stock options relating to Entergy common stock (including current and former employees of Entergy and EquaGen). All such options will be adjusted into two separate options, one relating to Entergy common stock and one relating to our common stock. Such adjustment is expected to be made such that (i) the number of shares relating to the option covering our common stock will be equal to the number of shares of our common stock that the option holder would have received in the distribution had the Entergy option shares represented outstanding shares of Entergy common stock (i.e.,  •  shares of our common stock for each share of Entergy common stock) and (ii) the per share option exercise price of the original Entergy stock option will be proportionally allocated between the two types of stock options taking into account the distribution ratio and the relative per share trading prices upon the distribution. The resulting Entergy options and options covering our common stock will continue to be subject to the vesting schedule under the existing Entergy option. For purposes of vesting and the post-termination exercise periods applicable to the options, continued employment or service with Entergy or us or EquaGen will be viewed as continued employment with the issuer of the options.

Benefits, Perquisites, Agreements and Post-Termination Plans

Pension Plan, Pension Equalization Plan, System Executive Retirement Plan and Supplemental Retirement Plan

The Named Executive Officers participate in an Entergy-sponsored pension plan that covers a broad group of employees. This pension plan is a funded, tax-qualified, noncontributory defined benefit pension plan. Benefits under the pension plan are based upon an employee’s years of service with Entergy and the employee’s average monthly rate of earnings (which generally includes salary and eligible bonus, other than Annual Incentive Plan bonus) for the highest consecutive 60 months during the 120 months preceding termination of employment, or “Eligible Earnings,” and are payable monthly after separation from Entergy. The amount of annual earnings that may be considered in calculating benefits under the pension plan is limited by federal law.

Benefits under the pension plan are calculated as an annuity equal to 1.5% of a participant’s Eligible Earnings multiplied by years of service. Years of service under the pension plan formula cannot exceed 40. Contributions to the pension plan are made entirely by Entergy and are paid into a trust fund from which the benefits of participants will be paid.

Entergy sponsors a Pension Equalization Plan, which is available to a select group of management and highly compensated employees, including the Named Executive Officers. The Pension Equalization Plan is a non-qualified unfunded plan that provides for payment from Entergy’s general assets of an amount payable as a single sum distribution substantially equal to the actuarial present value of the difference between the amount that would have been payable under the pension plan, but for legislation limiting pension benefits and earnings that may be considered in calculating pension benefits, and the amount actually payable under the pension plan. The Pension Equalization Plan also takes into account as earnings any Annual Incentive Plan incentive awards.

Entergy also sponsors a System Executive Retirement Plan available to approximately 60 officers, including the Named Executive Officers other than Mr. Keller and Mr. Agresta. Participation in the System Executive Retirement Plan requires individual approval by the plan administrator. The System Executive Retirement Plan is designed to offer a single sum payment of the actuarial value of the replacement income ratio in the range (based on management level and total years of service) of 55% to 65% of a Named Executive Officer’s final three-year average annual compensation (i.e., generally one-third of the sum of the participant’s base salary and Annual Incentive Plan bonus for the three years during the last 10 years preceding termination of employment in which such sum is the highest). The System Executive Retirement Plan recognizes a maximum of 30 years of service for purposes of calculating a participant’s benefit. If the benefit under the System Executive Retirement Plan is the greater benefit when compared to the Pension Equalization Plan, then the single sum amount payable under the System Executive Retirement Plan is offset by the value of the qualified Pension Plan, and is also typically offset by any prior employer pension benefit available to the executive. While the System Executive Retirement Plan has a replacement ratio schedule from one year of service to the maximum of 30 years of service, the table below offers a sample ratio at 20 and 30 years of service.

Years of Service	Executives at Management Level 1 – does not include any of our Named Executive Officers	Executives at Management Level 3 and above – includes 2 of our Named Executive Officers	Executives at Management Level 4 – includes 1 of our Named Executive Officers
20 Years	55.0%	50.0%	45.0%
30 years	65.0%	60.0%	55.0%

Finally, Entergy also sponsors a Supplemental Retirement Plan in which various executives participate, including Mr. McGaha but none of our other Named Executive Officers. Under that plan, after attaining a minimum age of 55 and 10 or more years of service, a participant is entitled to a monthly benefit equal to .0833 times the sum of: 1.25% of the participant’s average basic annual salary for each of the first 10 years of service, 1% of the participant’s average basic annual salary for each year of service after 10 and not more than 20 years of service, and 0.75% of the participant’s average basic annual salary for each year of service in excess of 20 years of service, provided that in no event will the monthly benefit exceed 2.5% of the participant’s average basic annual salary, nor will such monthly benefits be payable for more than 120 months. Average basic annual salary generally means the average of the basic annual salary for the highest consecutive five years of service during the 10 years immediately preceding the earlier of the participant’s death, retirement or other separation from service, and basic annual salary generally means a participant’s regular annual cash earnings from all Entergy companies, exclusive of overtime or other special payments, but including any and all bonuses or other incentive compensation paid pursuant to the terms of the Annual Incentive Plan, but excluding certain amounts for years before 1995. Participants may receive, under certain circumstances, a lump-sum payment in lieu of monthly installment payments. The Supplemental Retirement Plan benefit is not vested until age 65. Subject to the approval of the Entergy employer, an employee who terminates employment prior to age 65 may be vested in his or her benefit, with payment of the benefit beginning as early as age 55 with 10 years of service. Benefits payable prior to age 65 may be subject to certain reductions if the participant has less than 10 years of service. At retirement, Mr. McGaha will receive the greater of the Pension Equalization Plan/Supplemental Plan combination or the System Executive Retirement Plan.

The Committee believes that the Pension Plan, Pension Equalization Plan, System Executive Retirement Plan and Supplemental Retirement Plan are an important part of Entergy’s named executive officers’ compensation program. These plans are important in the recruitment of top talent in the competitive market, as these types of supplemental plans are typically found in companies of similar size to Entergy. These plans serve a critically important role in the retention of Entergy’s senior executives, as benefits from these plans increase for each year that these executives remain employed by Entergy. The plans thereby encourage Entergy’s most senior executives to remain employed by Entergy and continue their work on behalf of Entergy shareholders.

Entergy has agreed to provide extra service credit to Mr. Smith under the Pension Equalization Plan. Entergy typically offers these service credit benefits as one element of the total compensation package offered to new mid-level or senior executives that it recruits from other companies. By offering executives “credited service,” Entergy is able to compete more effectively to hire these employees by mitigating the potential loss of their pension benefits resulting from accepting employment with Entergy. None of our other Named Executive Officers have been credited with any extra years of credited service under any of the foregoing plans.

See the 2008 Pension Benefits table in the section entitled “Executive Compensation—2008 Pension Benefits” for additional information regarding benefits under the plans described under this caption.

Savings Plan

The Named Executive Officers are eligible to participate in an Entergy-sponsored Savings Plan that covers a broad group of employees. This is a tax-qualified retirement savings plan, wherein total combined before-tax and after-tax contributions may not exceed 30% of a participant’s base salary up to certain contribution limits defined by law. In addition, under the Savings Plan, Entergy matches an amount equal to 70 cents for each dollar contributed by participating employees, including the Named Executive Officers, on the first 6% of their Earnings (as defined in the Savings Plan) for that pay period. Entergy maintains the Savings Plan for its employees, including the Named Executive Officers, because Entergy wishes to encourage its employees to save some percentage of their cash compensation for their eventual retirement. The Savings Plan permits employees to make such savings in a manner that is relatively tax efficient. This type of savings plan is also a critical element in attracting and retaining talent in a competitive market.

Health & Welfare Benefits

The Named Executive Officers are eligible to participate in various health and welfare benefits available to a broad group of employees. These benefits include medical, dental and vision coverage, life and accidental death & dismemberment insurance and long-term disability insurance. Eligibility, coverage levels, potential employee contributions and other plan design features are the same for the Named Executive Officers as for the broad employee population.

Executive Long-Term Disability Program

All of Entergy’s executive officers, as well as all of our Named Executive Officers, are eligible to participate in the Executive Long-Term Disability program. Individuals who participate in this plan and become disabled under the terms of the plan are eligible for 65% of the difference between their base salary and $275,000 (i.e., the base salary that produces the maximum $15,000 monthly disability payment under the Entergy Corporation’s general long-term disability plan).

Executive Deferred Compensation

The Named Executive Officers are eligible to defer up to 100% of the following payments (less applicable deductions and withholdings) into the Entergy-sponsored Executive Deferred Compensation Plan:

•	Base Salary

•	Annual Incentive Plan Bonus

•	Performance Unit Program Awards

The Named Executive Officers also are eligible to defer up to 100% of the following payments (less applicable deductions and withholdings) into Entergy’s 2007 Equity Ownership Plan:

•	Annual Incentive Plan Bonus

•	Performance Unit Program Awards

Amounts deferred under the Executive Deferred Compensation Plan and 2007 Equity Ownership Plan are subject to limitations prescribed by law and the respective plan.

Additionally, in 2008, Mr. Smith, Mr. McGaha and Ms. Shanks had deferred account balances under a frozen defined contribution restoration plan. These amounts are deemed invested in the options available under this Defined Contribution Restoration Plan. The Defined Contribution Restoration Plan, until it was frozen in 2005, credited eligible employees deferral accounts with employer contributions to the extent contributions under the qualified savings plan in which the employee participated were subject to limitations imposed by the Internal Revenue Code.

All deferral amounts represent an unfunded liability of the employer. Amounts deferred into the 2007 Equity Ownership Plan are deemed invested in phantom shares of our common stock. Amounts deferred under the Executive Deferred Compensation Plan are deemed invested in one or more of the available investment options (generally mutual funds) offered under the Savings Plan. Within the Executive Deferred Compensation Plan, the Named Executive Officer may move funds from one deemed investment option to another. In accordance with transition rules under Internal Revenue Code Section 409A, in 2008, Mr. Smith, Mr. McGaha and Ms. Shanks were provided the opportunity to make a transitional election permanently fixing the date of the distribution of funds from their deferral accounts. Each of these Named Executive Officers received a distribution based on that transitional election in January 2009 of all amounts from their deferral accounts under the Executive Deferred Compensation Plan, the Equity Ownership Plans and the Defined Contribution Restoration Plan.

Entergy does not “match” amounts that are deferred by employees pursuant to the Executive Deferred Compensation Plan or 2007 Equity Ownership Plan. With the exception of allowing for the deferral of federal and state taxes, Entergy provides no additional benefit to a Named Executive Officer for deferring any of the above payments. Any increase in value of the deferred amounts results solely from the increase in value of the investment option selected (phantom Entergy stock or mutual fund available under the Savings Plan). Deferred amounts are credited with earnings or losses based on the rate of return of deemed investment options or Entergy common stock, as selected by the participants.

Entergy provides this benefit because the Committee believes it is standard market practice to permit officers to defer the cash portion of their compensation. The Executive Deferred Compensation Plan and 2007 Equity Ownership Plan permit them to do this while also receiving gains or losses on deemed investments, as described above. Entergy believes that provision of this benefit is important as a retention and recruitment tool as many, if not all, of the companies with which it competes for executive talent provide a similar arrangement to their senior employees.

Perquisites

Entergy provides the Named Executive Officers with certain perquisites and other personal benefits as part of providing a competitive executive compensation program and for employee retention. However, perquisites are not a material part of the compensation program. In 2008, Entergy offered the Named Executive Officers limited benefits such as the following: corporate aircraft usage, personal financial counseling, annual physical exams (which are mandatory for Entergy’s named executive officers) and club dues. The Named Executive Officers may use corporate aircraft for personal travel subject to the approval of Entergy’s Chief Executive Officer. The Personnel Committee reviews all perquisites, including the use of corporate aircraft, on an annual basis. For additional information regarding perquisites, see the “All Other Compensation” column in the Summary Compensation table in the section entitled “Executive Compensation—Summary Compensation Table.”

Retention Agreements and other Compensation Arrangements

The Committee believes that retention and transitional compensation arrangements are an important part of overall compensation. The Committee believes that these arrangements help to secure the continued employment and dedication of the Named Executive Officers, notwithstanding any concern that they might have at the time of a change in control regarding their own continued employment. In addition, the Committee believes that these arrangements are important as recruitment and retention devices, as all or nearly all of the companies with which Entergy competes for executive talent have similar arrangements in place for their senior employees.

To achieve these objectives, Entergy has established a System Executive Continuity Plan under which each of the Named Executive Officers is entitled to receive “change of control” payments and benefits if such officer’s employment is involuntarily terminated for similar qualifying events or circumstances. Based on the market data provided by its independent compensation consultant, the Committee believes the benefits and payment levels under the System Executive Continuity Plan are consistent with market practices. All of our Named Executive Officers participate in the System Executive Continuity Plan.

In certain cases, the Committee may approve the execution of a retention agreement with an individual executive officer. These decisions are made on a case by case basis to reflect specific retention needs or other factors, including market practice. If a retention agreement is entered into with an individual officer, the Committee considers the economic value associated with that agreement in making overall compensation decisions for that officer. Entergy has voluntarily adopted a policy that any severance arrangements providing benefits in excess of 2.99 times an officer’s annual base salary and bonus must be approved by Entergy’s shareholders.

Employment Arrangements with our Named Executive Officers

Mr. Smith

The Entergy Personnel Committee has approved certain compensation that will be paid to Mr. Smith after the separation. Mr. Smith will receive an annual base salary of $900,000 from us and be eligible for an annual cash bonus under a program that we expect to adopt equal at target to 100% of his base salary. Subject to approval by our Compensation Committee once it is established, Mr. Smith will be eligible for annual stock option and long-term incentive performance unit grants in accordance with the compensation practices the Compensation Committee will establish. In addition, again subject to approval by our Compensation Committee once it is established, Mr. Smith will receive a stock option grant effective upon the separation covering 75,000 shares of our common stock and vesting in three equal annual installments. Mr. Smith will remain eligible for certain executive financial counseling and annual physical benefits, and he also will be eligible for relocation benefits in connection with his relocation to Jackson, MS on the terms applicable under Entergy’s existing relocation policy for executives.

Mr. Keller

We, along with Entergy Services, Inc. (ESI), have entered into an employment agreement with our Chief Financial Officer, Mr. Keller. Pursuant to the agreement, Mr. Keller will be employed with ESI until the separation, at which time he will commence employment with us as our Chief Financial Officer. While employed by ESI, Mr. Keller will serve as Executive Vice President, Finance, reporting to Mr. Smith. The agreement provides for an annual base salary of $500,000 (as adjusted from time to time) and a signing bonus of $500,000, which bonus is subject to full or partial repayment if Mr. Keller’s employment is terminated under various circumstances within 12 months of his hire date.

During his period of interim ESI employment, Mr. Keller will be entitled to participate in the various Entergy benefit plans for which he is eligible, and pending the separation Mr. Keller will participate in Entergy’s annual bonus program at a 70% target incentive level (subject to equitable adjustment as appropriate to reflect the circumstances of the separation). Mr. Keller will also effectively be eligible pending the separation for participation in Entergy’s long-term incentive plan, which likewise will be subject to equitable adjustment as appropriate to reflect the circumstances of the separation. He will receive target grants of 4,500 performance units as prorated for the 2007-2009 cycle and 3,900 performance units as prorated for the 2008-2010 cycle. Mr. Keller was not eligible for participation in the 2006-2008 performance cycle. He was, however, granted a cash equivalent program structured after the 2006-2008 performance program in which he was given a target of 6,000 performance units as prorated for the 2006-2008 cycle.

Once he begins employment with us, Mr. Keller will participate in all of our benefit programs for which he is eligible, including our welfare benefit plans and a change in control plan that we expect will resemble the existing Entergy System Executive Continuity Plan. He will be eligible to participate at a 70% target level in an annual bonus program that we expect to adopt and he also will be eligible to participate in any long-term incentive plan that we adopt. Subject to approval by our Compensation Committee once it is established, Mr. Keller will receive a stock option grant upon the separation covering 50,000 shares of our common stock and vesting in four equal installments on the 25-month, 37-month, 49-month and 61-month anniversaries, respectively, of the separation. It is further expected that Mr. Keller will be eligible for additional annual stock option and long-term incentive performance unit grants in accordance with grant practices that we will establish. Mr. Keller also will be eligible, subject to approval by our Compensation Committee once it is established, for a grant of restricted share units, without dividend equivalent rights, effective as of the separation with a value equal to the value of any equity incentive compensation (but not in excess of $500,000) that Mr. Keller forfeits at his former employer by reason of his assuming a position with us. One half of those restricted share units will vest on the 13-month anniversary of the separation and the remainder will vest on the 37-month anniversary of the separation. Mr. Keller has submitted a request for this forfeited equity valued at $91,016.

Should the separation not occur, Mr. Keller will be employed by an Entergy system company as designated by Entergy’s Chief Executive Officer for no less than two years at his current management level and salary and will continue to be eligible for the same Entergy-sponsored benefits. Mr. Keller will not be entitled to his Enexus restricted stock units. He will however, be entitled to a lump sum cash payment equal to the forfeited amount from his previous employer.

The agreement also contains standard provisions regarding confidentiality of information.

Mr. Agresta

We, along with ESI, have entered into an employment agreement with our Executive Vice President, General Counsel and Chief Legal Officer, Mr. Agresta. Pursuant to the agreement, Mr. Agresta will be employed with ESI until the separation, at which time he will commence employment with us as our Chief Legal Officer. While employed by ESI, Mr. Agresta will serve as Executive Vice President, Legal, reporting to Mr. Smith. The agreement provides for an annual base salary of $430,000 (as adjusted from time to time) and a signing bonus of $100,000, which bonus is subject to full or partial repayment if Mr. Agresta’s employment is terminated under various circumstances within 12 months of his hire date.

During his period of interim ESI employment, Mr. Agresta will be entitled to participate in the various Entergy benefit plans for which he is eligible, and pending the separation Mr. Agresta will participate in Entergy’s annual bonus program at a 70% target incentive level (subject to equitable adjustment as appropriate to reflect the circumstances of the separation). Mr. Agresta will also effectively be eligible pending the separation for participation in Entergy’s long-term incentive plan, which likewise will be subject to equitable adjustment as appropriate to reflect the circumstances of the separation. He will receive target grants of 4,500 performance units as prorated for the 2007-2009 cycle and 3,900 performance units as prorated for the 2008-2010 cycle. Mr. Agresta was not eligible for participation in the 2006-2008 performance cycle. He was, however, granted a cash equivalent program structured after the 2006-2008 performance program in which he was given a target of 6,000 performance units as prorated for the 2006-2008 cycle.

Once he begins employment with us, Mr. Agresta will participate in all of our benefit programs for which he is eligible, including our welfare benefit plans and a change in control plan that we expect will resemble the existing Entergy System Executive Continuity Plan. He will be eligible to participate at a 70% target level in an annual bonus program that we expect to adopt and he also will be eligible to participate in any long-term incentive plan and stock option plan that we adopt. Mr. Agresta will also be eligible subject to approval by our Compensation Committee once it is established, for a grant of restricted share units, without dividend equivalent rights, effective as of the separation with a value equal to $100,000. The restricted shares will vest in their entirety on the 37-month anniversary of the separation.

Should the separation not occur by December 31, 2009 or prior to December 31, 2009 a public announcement is made that the separation will not occur, and if Mr. Agresta’s employment is terminated for reasons other than cause, including Mr. Agresta’s resignation, without Mr. Agresta obtaining other employment with an Entergy system company, Mr. Agresta will: (i) receive a cash amount equal to two times the sum of his annual base salary and the target incentive amount under the Annual Incentive Plan; (ii) retain his sign-in bonus; (iii) receive a cash sum equal to the pro-rated amounts using target levels at price equal to the date of Mr. Agresta’s separation from Entergy of the 2007-2009 and the 2008-2010 performance unit performance cycles; (iv) receive subsidized COBRA benefits for 12 months; (v) receive outplacement services for 12 months; (vi) receive certain relocation benefits; and (vii) an additional $100,000 in lieu of the restricted share unit grant that would have been made upon the separation.

The agreement also contains standard provisions regarding confidentiality of information.

Mr. McGaha

Before our formation, ESI entered into an agreement with Mr. McGaha pursuant to which, as of the separation, Mr. McGaha will serve as our Chief Operating Officer. The agreement provides that Mr. McGaha will be compensated at a base annual salary of $415,000 (as adjusted from time to time), and that he will participate in all of our benefit plans for which he is eligible. Until the separation, the terms of Mr. McGaha’s existing employment arrangements with Entergy will remain in effect. The agreement also contains standard provisions regarding confidentiality of information.

Ms. Shanks

Ms. Shanks was a party to an Employment Agreement with Entergy Mississippi, Inc., which provided for her continued employment until 2011 and for certain compensation and benefits and other matters. Before our formation, ESI entered into a new agreement with Ms. Shanks that, effective as of the separation, will govern the terms and conditions of her employment with us. The new agreement provides that Ms. Shanks will serve as our Senior Vice President, Administration & Corporate Support (“Chief Administrative Officer”) at an annual base salary of $350,000 (as adjusted from time to time), and that she will participate in all of our benefit plans for which she is eligible. The new agreement also contains standard provisions regarding confidentiality of information. Ms. Shanks has entered into an amendment to the ESI employment agreement that provides certain compensation and benefit arrangements prior to the separation. This amendment also provides that prior to the separation and if Ms. Shanks does not rescind her contingent employment with us, Ms. Shanks may not be terminated from an Entergy system company, except for cause during the period beginning May 21, 2009 though December 31, 2010 and during that period she will receive compensation and benefits at the same level she received in May 2008.

Description of our new 2009 Equity Ownership and Long Term Cash Incentive Plan

Our Board has approved the adoption of a 2009 Equity Ownership and Long Term Cash Incentive Plan (for purposes of this description, the “Plan”), effective as of the consummation of the distribution. The purposes of the Plan are to promote our interests and those of our shareholders by: (i) attracting and retaining executive personnel and other key employees and directors of outstanding ability; (ii) motivating executive personnel and other key employees and directors by means of performance-related incentives, to achieve longer-range performance goals; and (iii) enabling such individuals to participate in our long-term growth and financial success.

The Plan includes provisions for the grant of (a) stock options and stock appreciation rights, (b) restricted stock, (c) equity awards, (d) other stock-based awards, and (e) other performance-based awards. The provisions of the Plan are summarized below.

Term

The Plan will be effective as of the distribution and will continue in effect for 10 years (though the provisions of the plan will remain operative as to awards granted before that time).

Administration

Unless our board of directors provides otherwise, our Compensation Committee (for purposes of this description of the Plan, the “Compensation Committee” or the “Committee”) will administer the Plan in accordance with its terms and shall have all powers, authority and discretion necessary or proper for such purpose, including the sole and exclusive power and discretion to: (i) grant awards to participants under the Plan, to select the participants to receive awards, to determine the type, size, terms and conditions of the awards to be made to each participant selected, to determine the time when awards to participants will be granted, and to prescribe the form of the agreements embodying awards made under the Plan; (ii) determine all questions arising in the administration of the Plan including, but not limited to, the power and discretion to determine eligibility and participation of any individual; (iii) make factual determinations, construe and interpret the Plan, including the intent of the Plan and any ambiguous, disputed or doubtful provisions of the Plan; and (iv) adopt such rules and regulations as it shall deem desirable or necessary for the administration of the Plan.

Notwithstanding the foregoing, the Plan shall be administered by our entire board of directors with respect to any award granted to a non-employee director.

Eligibility

Eligibility under the Plan is limited to our non-employee directors and to officers and employees of us and any corporation 80% or more of whose stock (based on voting power) or value is owned, directly or indirectly, by us. The Compensation Committee, in its sole discretion, shall determine which officers and employees are eligible to participate in the Plan.

Limits on Awards to Participants

The maximum aggregate limit on shares of our common stock to be issued, transferred or sold under the Plan is •  million shares (plus an additional number of shares equal to those required to convert existing Entergy equity-based awards into awards covering our common stock, as described above in the section entitled “—Elements of the Compensation Program—Long-Term Compensation—Equitable Adjustments to Outstanding Entergy Equity-Based Awards” (such awards, for purposes of this description of the Plan, “Conversion Awards”)), of which no more than •  million shares (exclusive of those subject to Conversion Awards) shall be granted as other than options or stock appreciation rights.

The total number of shares of our common stock any single participant may be allowed to purchase pursuant to the exercise of options or stock appreciation rights granted under the Plan may not exceed •  million shares.

The value of performance units payable to a single participant who is described under Internal Revenue Code Section 162(m) may not exceed  • .

Securities Subject to the Plan

As noted above, the number of shares of Company common stock that may be issued under the Plan may not exceed, in the aggregate, •  million shares (plus those made subject to Conversion Awards). Also as described above, the Plan contains limits on the number of shares that may be issued pursuant to various types of awards under the Plan. Any award (other than Conversion Awards), or any portion thereof, which is settled in cash, shall not be applied against the •  million maximum number of shares that can be issued under the Plan. Shares covered by awards under the Plan (other than Conversion Awards) which are not earned, or which are forfeited or terminated for any reason, and options which expire unexercised or which are exchanged for other awards under the Plan, shall again be available for subsequent awards under the Plan. Shares received in connection with the exercise of options by delivery of other shares of our common stock, and shares related to that portion of an award utilized for the payment of withholding taxes shall not again be available for awards under the Plan.

The Committee shall make or provide for adjustments to the Plan, to the number and class of shares available thereunder or to any outstanding options, restricted shares, equity awards or other stock-based awards as it shall deem appropriate to prevent dilution or enlargement of rights, including adjustments in the event of distributions to holders of our common stock other than a normal cash dividend, changes in the number of our outstanding common stock by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, liquidations and similar events.

Stock Options

The Plan authorizes awards of stock options to non-employee directors and eligible officers and employees from time to time as determined by the Committee. Subject to the limits of the Plan, the Committee may grant options for such number of shares and having such terms as the Committee designates.

Under the terms of the Plan, the Committee may grant options in the form of either an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a nonstatutory stock option, which are those options that do not constitute incentive stock options within the meaning of Code Section 422. To the extent the Committee elects to grant incentive stock options under the Plan, these options shall be subject to the limitations under Section 422 of the Code including, without limitation, the applicable time limitations. Options shall vest and be exercisable in the time-frame determined by the Committee, which shall be set forth in the applicable agreement memorializing the award and generally shall have a minimum three-year graded vesting period. No option shall be exercisable after 10 years from the date such option is granted.

The option price determined by the Committee shall not be less than the fair market value on the date the option is granted. Once determined by the Committee, no price of any option shall be decreased unless that change is authorized by a majority vote of our shareholders.

Under the Plan, to the extent permitted under applicable law and the relevant option award agreement, the exercise price of an option shall be paid in full at the time of exercise at the election of the participant (i) in cash, (ii) in shares of our common stock, (iii) in any combination of the foregoing, or (iv) any other legal consideration that the Committee may deem appropriate. The Committee may limit the extent to which shares of our common stock may be used in exercising options. No share shall be issued or transferred until full payment has been received.

Unless an option award agreement provides otherwise: (i) an option will terminate and may no longer be exercised 90 days after an officer or employee ceases to be employed for any reason other than cause, total disability or death; (ii) in the event an officer or employee ceases employment for cause, all outstanding options at the time of such officer’s or employee’s termination of employment will terminate; (iii) in the event an officer or employee ceases employment due to total disability or death, all outstanding options at the time of such officer’s or employee’s termination of employment will vest and will be exercisable during the remaining term of the option; and (iv) if a non-employee director’s service terminates, outstanding options will vest immediately and remain exercisable for the remaining term of the option.

Under no circumstances will any option be exercisable after it has terminated or expired.

Restricted Share Awards

Subject to the limits of the Plan, the Committee may grant restricted shares for such number and having such terms as the Committee designates.

The Committee shall determine the nature and extent of the restrictions on grants of restricted shares, the duration of such restrictions, and any circumstances under which restricted shares will be forfeited. However, holders of restricted shares shall be entitled to any voting rights relative to the restricted shares. Dividends paid with respect to the restricted shares shall be subject to any restrictions on transfer, forfeitability provisions or reinvestment requirements (including, without limitation, the reinvestment of such dividends in the form of equity awards) as the Committee may, in its discretion, determine.

Equity Awards

Subject to the limits of the Plan, the Committee may grant an award of a unit whose value is related to the value of shares of our common stock but does not represent actual shares of our common stock (for purposes of this description of the Plan, “Equity Awards”). Equity Awards shall be allocated to a participant’s Equity Award account subject to such restriction, terms and conditions as the Committee, in its discretion, may determine.

All Equity Awards granted to a participant shall mature and be distributed at such time as they are earned and vested and no longer subject to a timely and binding deferral election. All Equity Awards are payable in cash. In the discretion of the Committee, an Equity Award may provide for (i) the payment of an amount equal to cash dividends and stock dividends paid by us upon one share of our common stock for each share of our common stock subject to each Equity Award or (ii) the deemed reinvestment of such dividend equivalents in the form of additional Equity Awards credited to the participant.

In the discretion of the Committee, the Committee may award a participant Equity Awards in the form of restricted share units, which shall be subject to such terms, restrictions on transfer and such forfeiture conditions as the Committee deems appropriate.

Performance Awards

The Plan permits the Committee to award performance awards in the form of (i) performance shares or units valued by reference to shares of our common stock or (ii) performance units, which are units valued by reference to financial measures or property other than our common stock, all of which shall be subject to such terms and conditions and other restrictions as assigned by the Committee. At the time of grant, the Committee shall establish the terms and conditions applicable to these awards. Awards may be paid out in cash, our common stock, restricted shares, other property or a combination thereof. Recipients of performance awards are not required to provide consideration other than the rendering of service.

Under the terms of the Plan, the Committee shall establish a time period, generally not less than one year, over which performance will be measured (for purposes of this description of the Plan, “Performance Period”) and the performance goals used by the Committee to evaluate performance during a Performance Period. Payments under, or vesting of, performance awards under the Plan are subject to the satisfaction of such performance goals as established by the Committee. As determined by the Committee, achievement of the performance goals may be measured (i) individually, alternatively or in any combination, (ii) with respect to us, a subsidiary, division, business unit, product line, product, or any combination of the foregoing, or (iii) on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods, to an index, or to other external measures. To the extent an award is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code, the performance goals may relate to any one or more of the following business criteria as the Committee may determine: EBITDA, EBIT, stock price, total shareholder return, market share, sales, earnings per share, costs, operating income, net income, operating cash flow, cash flow, net cash flow, fuel cost per million BTU, costs per kilowatt hour, retained earnings, budget achievement, return on equity, return on assets, return on capital employed, return on invested capital, productivity, return on sales, completion of acquisitions, cash available to parent, net operating profit after taxes (NOPAT), economic value added (EVA), expense spending, O&M expense, expense, O&M or capital/kwh, capital spending, gross margin, net margin, market capitalization, market value, debt ratio, equity ratio, return on assets, profit margin, customer growth or customer satisfaction.

In determining whether a performance goal is met, the Committee may exclude the impact of any event or occurrence which the Committee determines should appropriately be excluded, such as a restructuring or other nonrecurring charge, an event either not directly related to our operations or not within the reasonable control of our management, or a change in accounting standards required by U.S. generally accepted accounting principles. For an award that is subject to performance goals and that is intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, the Plan sets forth additional provisions that shall apply.

Unless the Committee provides otherwise, if an officer or employee terminates employment for any other reason prior to the end of a Performance Period for an award, he shall not be entitled to any payment under the award.

Other Stock-Based Awards

The Committee may make other stock-based awards (for purposes of this description of the Plan, “Other Awards”) as it deems appropriate. The terms and conditions of any Other Award shall be set forth in the applicable award agreement or otherwise by the Committee. The circumstances (including any applicable performance measures) under which, and the number, if any, of shares of our common stock or the amount of cash that shall then become payable to the holder of the Other Award shall be set forth in the applicable agreement or otherwise. The Committee shall in its discretion determine the timing of payment of the award. The Committee may grant an award that confers upon the participant a right to receive cash, our common stock, Other Awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock.

Transferability

Generally, no award under the Plan shall be transferable other than by will or the laws of descent and distribution. Any option shall be exercisable (i) during the lifetime of the grantee, only by the grantee or, to the extent permitted by the Internal Revenue Code, by an appointed guardian or legal representative of the grantee, and (ii) after death of the grantee, only by the grantee’s legal representative or by the person who acquired the right to exercise such option by bequest or inheritance or by beneficiary designation.

Amendment

The Committee can amend the Plan in whole or in part at any time, including the adoption of amendments deemed necessary or desirable to qualify the awards under the laws of various states and under rules and regulations promulgated by the SEC with respect to officers and directors who are subject to the provisions of Section 16 of the Exchange Act, to comply with any applicable provisions of the Internal Revenue Code, including Code Section 162(m), or to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any award granted under the Plan, without the approval of our shareholders.

However, the Committee cannot take any action without the approval of our shareholders that would cause the Plan to no longer comply with any regulatory requirements, materially increase benefits accruing to participants, materially increase the number of securities that may be issued under the Plan, or materially modify the requirements for participation in the Plan. In addition, to the extent exemption from Code Section 162(m) deduction limits is intended to apply, any such amendment shall be made with board and shareholder approval, if necessary to comply with the requirements for the qualified performance-based compensation exception under Code Section 162(m).

No amendment or termination or modification of the Plan shall in any manner adversely affect any award previously granted without the consent of the participant, except to the extent required to comply with Section 409A of the Internal Revenue Code, except that prior to a change in control, the Committee may amend or modify the plan in a manner that does adversely affect awards previously granted upon a finding by the Committee that the amendment or modification is in the best interest of holders of outstanding awards affected by the amendment or modification.

Change in Control

In the event of a Change in Control of our company (as defined in the Plan), the following shall occur: (i) with respect to restricted shares or Other Awards subject to restrictions and issued under the Plan, all restrictions shall lapse if the award holder’s employment is terminated without cause within 24 months following the effective date of a Change in Control; (ii) with respect to performance awards held during a performance period in which a Change of Control occurs, a participant shall earn the number of performance shares or performance units which the participant would have earned if target performance under the Award was obtained; and (iii) all outstanding options that are not exercisable shall become exercisable if the award holder’s employment is terminated without cause within 24 months following the effective date of a Change in Control. In addition, if a participant’s employment or service is terminated within 24 months following the effective date of a Change in Control, to the extent that any option was exercisable at the time of the participant’s termination, such option may be exercised within the remaining terms of the option.

Federal Income Tax Effects

The federal income tax consequences applicable to us and grantees in connection with awards under the Plan are complex and depend, in large part, on the surrounding facts and circumstances. Under current federal income tax laws, a participant will generally recognize income, and we will be entitled to a deduction, with respect to grants of performance awards, options, restricted stock, Equity Awards, performance awards, and other stock-based awards as follows:

Payments in Respect of Performance Awards.  Any cash and/or the fair market value of any our common stock received as payments in respect of performance awards under the Plan will constitute ordinary income to the officer or employee in the year in which paid, and we will be entitled to a deduction in the same amount.

Incentive Stock Options.  The grant of an Incentive Stock Option will not result in any immediate tax consequences to us or the optionee. An optionee will not realize taxable income, and we will not be entitled to any deduction, upon the timely exercise of an Incentive Stock Option, but the excess of the fair market value of our common stock acquired over the exercise price will be an item of tax preference for purposes of the alternative minimum tax. If the optionee does not dispose of the common stock acquired within one year after its receipt (or within two years after the date the option was granted), the gain or loss realized on the subsequent disposition of the common stock will be treated as long-term capital gain or loss and we will not be entitled to any deduction. If the optionee disposes of the common stock acquired less than one year after its receipt (or within two years after the option was granted), the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the common stock acquired on the date of exercise over the exercise price or (ii) if the disposition is a taxable sale or exchange, the amount of any gain realized. Upon such a disqualifying disposition, we will be entitled to a deduction in the same amount and at the same time as the optionee realizes such ordinary income. Any amount realized by the optionee in excess of the fair market value of the common stock on the date of exercise will be taxed to the optionee as capital gain.

Nonqualified Stock Options.  The grant of a Nonqualified Stock Option will not result in any immediate tax consequences to us or the optionee. Upon the exercise of a Nonqualified Stock Option, the optionee will generally realize ordinary income equal to the excess of the fair market value of the common stock acquired over the exercise price. We will be entitled to a deduction at the same time as, and in an amount equal to, the income realized by the optionee.

Restricted Stock.  A grantee generally will not realize taxable income upon an award of restricted stock. However, a grantee who receives restricted stock, either as a grant or in payment of a performance award, will realize as ordinary income at the time of the lapse of the restrictions an amount equal to the fair market value of the common stock at the time of such lapse. Alternatively, a grantee may elect to realize ordinary income on the date of receipt of the restricted common stock. At the time the grantee realizes ordinary income, the Company will be entitled to deduct the same amount as the ordinary income realized by the grantee.

Under Section 162(m) of the Internal Revenue Code, the allowable federal income tax deduction for compensation paid by us to certain of our executive officers is limited to $1 million per year per officer. “Qualified performance-based compensation” is generally excluded from this deduction limit. Payments or grants (excluding grants of restricted stock that vest solely upon the passage of time or pure equity grants or stock bonuses) under the Plan are intended to qualify as performance-based compensation under Section 162(m) and the applicable regulations.

To the extent that any award under the Plan is or may be considered to involve a nonqualified deferred compensation plan or deferral subject to Section 409A of the Internal Revenue Code, the terms and administration of such award shall comply with the provisions of such section, applicable IRS guidance and good faith reasonable interpretations thereof and, to the extent necessary, such award shall be modified, replaced or terminated in the discretion of the Committee.

Director Grants

In addition to option awards already discussed, the Plan authorizes other awards to non-employee directors. We currently expect that any future awards issued under the Plan to non-employee directors will be made on terms generally consistent with past practice of Entergy in amounts determined by a fixed formula to be established by our board of directors.

New Plan Benefits

As described above, the selection of officers, employees and non-employee directors who will receive awards under the Plan, and the size and types of awards will be determined by the Committee, in its discretion. No awards have been made under the Plan (though certain provisions have been made for future grants, as described in the sections entitled “—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination Plans—Employment Arrangements with our Named Executive Officers” and “—Elements of the Compensation Program—Long-Term Compensation—Equitable Adjustments to Outstanding Entergy Equity-Based Awards.” Accordingly, except to that extent, the amount of any future awards under the Plan is not yet determinable, and therefore it is not otherwise possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees under the Plan.

Tax and Financial Accounting Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held corporation of compensation in excess of $1 million paid to a chief executive officer or any other of its three other most highly compensated executive officers (other than the chief financial officer), unless that compensation is “performance-based compensation” within the meaning of Section 162(m). The Personnel Committee considers deductibility under Section 162(m) as it structures the compensation packages that are provided to Entergy’s named executive officers. However, the Personnel Committee and the Entergy board of directors believe that it is in the best interest of Entergy that the Personnel Committee retain the flexibility and discretion to make compensation awards, whether or not deductible. This flexibility is necessary to foster achievement of performance goals established by the Personnel Committee as well as other corporate goals that the Committee deems important to Entergy’s success, such as encouraging employee retention and rewarding achievement. Our Personnel Committee has not established a policy regarding the effect of tax considerations on the determination of executive compensation.

Likewise, the Entergy Personnel Committee considers financial accounting consequences as it structures the compensation packages that are provided to Entergy’s named executive officers. However, the Personnel Committee and the Entergy board of directors believe that it is in the best interest of Entergy that the Personnel Committee retain the flexibility and discretion to make compensation awards regardless of their financial accounting consequences. Our Personnel Committee has not established a policy regarding the effect of financial accounting considerations on the determination of executive compensation.

EXECUTIVE COMPENSATION

Set forth below is information concerning compensation paid to or earned by each Named Executive Officer for services in all capacities to Entergy with regard to the specified periods. All references to any equity-based awards, including stock options, performance units and restricted units, relate to awards granted by Entergy in regard to Entergy common stock.

Summary Compensation Table

The following table summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal years ended December 31, 2008, 2007 and 2006. For information on the principal positions held by each of the Named Executive Officers, see the section entitled “Management—Executive Officers Following the Separation.” The compensation set forth in the table represents the aggregate compensation paid by all Entergy companies. None of the Entergy companies has entered into any employment agreements with any of the Named Executive Officers (other than as described above in the section entitled “Compensation Discussion and Analysis—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination Plans—Employment Arrangements with our Named Executive Officers” and other than the change in control arrangement described in the section entitled “—Potential Payments upon Termination or Change in Control” below). For additional information regarding the material terms of the awards reported in the following tables, including a general description of the formula or criteria to be applied in determining the amounts payable, see the section entitled “Compensation Discussion and Analysis.”

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation
Principal Position	Year	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Richard J.	2008	$638,394	$-	$1,027,468	$654,730	$632,100	$391,400	$104,575	$3,448,667
Smith
Chief	2007	$599,612	$-	$1,809,008	$590,666	$535,886	$743,700	$60,627	$4,339,499
Executive
Officer	2006	$536,650	$-	$1,084,755	$414,959	$718,918	$183,800	$67,338	$3,006,420

Dean Keller	2008	$182,692	$500,000	$212,681	$-	$350,000	$8,600	$1,282	$1,255,255
Chief Financial Officer

Steven J. Agresta	2008	$157,116	$100,000	$212,681	$-	$301,000	$10,700	$2,368	$783,865
Executive Vice President,
General Counsel and Chief
Legal Officer

John R. McGaha	2008	$410,636	$114,600	$411,312	$212,321	$485,550	$373,000	$34,953	$2,042,372
Chief Operating	2007	$376,806	$-	$769,915	$205,204	$295,200	$1,173,400	$44,870	$2,865,395
Officer	2006	$348,485	$-	$500,677	$168,638	$421,988	$264,500	$31,066	$1,735,354

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation
Principal Position	Year	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Carolyn C. Shanks	2008	$308,270	$-	$173,400	$123,520	$229,134	$36,300	$37,584	$908,208
Senior Vice President,	2007	$304,314	$-	$429,468	$115,076	$135,000	$165,800	$36,987	$1,186,645
Administration and Corporate Support	2006	$294,039	$71,500	$310,805	$75,216	$260,000	$58,700	$36,123	$1,106,383

(1)	The amounts in column (c) represent the actual base salary paid to the Named Executive Officer. For Mr. Smith, Mr. McGaha and Ms. Shanks changes in base salary were effective in April of the years shown and the base salary disclosed above is a combination of the two rates in effect during the year.

(2)	The amounts in column (d) represent a bonus paid to Mr. Keller and Mr. Agresta upon commencement of employment. If either Mr. Keller or Mr. Agresta’s employment had been terminated for certain reasons prior to August 2009 each would have been responsible for repayment of all or a portion of this bonus.

(3)	The amounts in column (e) represent the dollar amount recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (which is referred to as “SFAS 123R”) of performance units granted under the Performance Unit Program. For a discussion of the relevant assumptions used in valuing these awards, see Note 12 to the Financial Statements in Entergy’s Form 10-K for the year ended December 31, 2008.

(4)	The amounts in column (f) represent the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123R of stock options granted under the Equity Ownership Plan. For a discussion of the relevant assumptions used in valuing these awards, see Note 12 to the Financial Statements in Energy’s Form 10-K for the year ended December 31, 2008.

(5)	The amounts in column (g) represent cash payments made under Entergy’s Annual Incentive Plan.

(6)	The amounts in column (h) include the annual actuarial increase in the present value of the Named Executive Officer’s benefits under all pension plans established by Entergy using interest rate and mortality rate assumptions consistent with those used in Entergy’s financial statements and include amounts which the Named Executive Officers may not currently be entitled to receive because such amounts are not vested (see the section entitled “—2008 Pension Benefits”). None of the increase is attributable to above-market or preferential earnings on nonqualified deferred compensation (see the section entitled “—2008 Nonqualified Deferred Compensation”).

(7)	The amounts set forth in column (i) for 2008 include (a) matching contributions by Entergy to each of the Named Executive Officers; (b) life insurance premiums; (c) tax gross up payments, and (d) perquisites and other personal benefits. The amounts are listed in the following table:

	Company	Life		Perquisites
Named	Contribution-	Insurance	Tax Gross	and Other
Executive Officer	Savings Plan	Premium	Up Payments	Compensation	Total

Richard J. Smith	$9,660	$3,042	$24,407	$67,466	$104,575
Dean Keller	$-	$1,282	$-	$-	$1,282
Steven J. Agresta	$-	$2,368	$-	$-	$2,368
John R. McGaha	$9,660	$2,821	$8,620	$13,852	$34,953
Carolyn C. Shanks	$9,660	$1,043	$11,142	$15,739	$37,584

Perquisites and Other Personal Benefits

The amounts set forth in column (i) include perquisites and other personal benefits that Entergy provides to the Named Executive Officers as part of providing a competitive executive compensation program and for employee retention. The following perquisites and other personal benefits were provided by Entergy in 2008 to the Named Executive Officers:

Named Executive	Financial		Personal Use of		Executive
Officer	Counseling	Club Dues	Corporate Aircraft	Relocation	Physicals
Richard J. Smith	x		x	x	x
Dean Keller
Steven J. Agresta
John R. McGaha	x				x
Carolyn C. Shanks	x	x

The Named Executive Officers may use the corporate aircraft for personal travel subject to the approval of Entergy’s Chief Executive Officer. The aggregate incremental aircraft usage cost for Mr. Smith’s personal use was $28,922 for fiscal year 2008. These amounts are reflected in column (i) and the total above. The incremental cost to Entergy Corporation for use of the corporate aircraft is based on the variable operational costs of each flight, including fuel, maintenance, flight crew travel expense, catering, communications and fees, including flight planning, ground handling and landing permits.

None of the other individual perquisites items exceeded $25,000 for any of the Named Executive Officers.

2008 Grants of Plan-Based Awards

The following table summarizes award grants during 2008 to the Named Executive Officers.

									All	All Other
									Other	Option		Grant
									Stock	Awards:		Date
									Awards:	Number		Fair
		Estimated Future Payouts Under							Number	of	Exercise	Value of
		Non-Equity Incentive Plan			Estimated Future Payouts				of	Securities	or Base	Stock
			Awards(1)		under Equity Incentive Plan				Shares	Under-	Price of	and
			70%	200%		Awards			of Stock	lying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum		or Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)		(#)	(#)(5)	($/Sh)	(6)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)		(i)	(j)	(k)	(l)

Richard	1/24/08	-	$451,500	$903,000
J. Smith	1/24/08				390	3,900	9,750	(2)				$421,980
	1/24/08									35,000	$108.20	$562,625

Dean	8/04/08	-	$350,000	$700,000
Keller	8/04/08				314	3,142	7,855	(2)				$323,092
	8/04/08				212	2,125	5,313	(3)				$218,514
	8/04/08				83	833	2,083	(4)				$85,657

Steven	8/04/08	-	$301,000	$602,000
J. Agresta	8/04/08				314	3,142	7,855	(2)				$323,092
	8/04/08				212	2,125	5,313	(3)				$218,514
	8/04/08				83	833	2,083	(4)				$85,657

John	1/24/08	-	$249,000	$498,000
R. McGaha	1/24/08				140	1,400	3,500	(2)				$151,480
	1/24/08									13,000	$108.20	$208,975

								All	All Other
								Other	Option		Grant
								Stock	Awards:		Date
								Awards:	Number		Fair
		Estimated Future Payouts Under						Number	of	Exercise	Value of
		Non-Equity Incentive Plan			Estimated Future Payouts			of	Securities	or Base	Stock
			Awards(1)		under Equity Incentive Plan			Shares	Under-	Price of	and
			70%	200%		Awards		of Stock	lying	Option	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)(5)	($/Sh)	(6)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Carolyn C.	1/24/08	-	$158,570	$317,140
Shanks	1/24/08				70	700	1,750 (2)				$75,740
	1/24/08								7,000	$108.20	$112,525

(1)     The amounts in columns (c), (d) and (e) represent minimum, target and maximum payment levels under the Annual Incentive Plan. The actual amounts awarded are reported in column (g) of the Summary Compensation Table.

(2)     The amounts in columns (f), (g) and (h) represent the minimum, target and maximum payment levels under the Performance Unit Program. Performance under the program is measured by Entergy’s total shareholder return relative to the total shareholder returns of the companies included in the Philadelphia Utilities Index. If Entergy’s total shareholder return is not at least 25% of that for the Philadelphia Utilities Index, there is no payout. Subject to achievement of performance targets, each unit will be converted into the cash equivalent of one share of Entergy’s common stock on the last day of the performance period (December 31, 2010), with appropriate adjustments to performance metrics to reflect the separation.

(3)     The amounts in columns (f), (g) and (h) represent the minimum, target and maximum payment levels under the Performance Unit Program. Performance under the program is measured by Entergy’s total shareholder return relative to the total shareholder returns of the companies included in the Philadelphia Utilities Index. If Entergy’s total shareholder return is not at least 25% of that for the Philadelphia Utilities Index, there is no payout. Subject to achievement of performance targets, each unit will be converted into the cash equivalent of one share of Entergy’s common stock on the last day of the performance period (December 31, 2009), with appropriate adjustments to performance metrics to reflect the separation.

(4)     The amounts in columns (f), (g) and (h) represent the minimum, target and maximum payment levels under the Performance Unit Plan. Performance under the program is measured by Entergy’s total shareholder return relative to the Philadelphia Utilities Index. If Entergy’s total shareholder return is not at least 25% of that for the Philadelphia Utilities Index, there is no payout. Subject to the achievement of performance targets, each unit will be converted into the cash equivalent of one share of Entergy’s common stock on the last day of the performance period (December 31, 2008).

(5)     The amounts in column (j) represent options to purchase shares of Entergy’s common stock. The options vest one-third on each of the first through third anniversaries of the grant date. The options have a 10-year term from the date of grant. The options were granted under the 2007 Equity Ownership Plan.

(6)     The amounts included in column (l) are valued based on the aggregate grant date fair value of the award determined pursuant to SFAS 123R. See Note 12 to the Financial Statements in Entergy’s Form 10-K for the year ended December 31, 2008 for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to SFAS 123R.

2008 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes unexercised options, stock that has not vested and equity incentive plan awards for each Named Executive Officer outstanding as of the end of 2008.

	Option Awards					Stock Awards
									(j)
									Equity
								(i)	Incentive
			(d)					Equity	Plan
			Equity					Incentive	Awards:
			Incentive					Plan	Market or
			Plan					Awards:	Payout
	(b)	(c)	Awards:			(g)	(h)	Number of	Value of
	Number	Number	Number			Number	Market	Unearned	Unearned
	of	of	of			of Shares	Value of	Shares,	Shares,
	Securities	Securities	Securities			or Units	Shares or	Units or	Units or
	Underlying	Underlying	Underlying	(e)		of Stock	Units of	Other	Other
	Unexercised	Unexercised	Unexercised	Option	(f)	That Have	Stock	Rights	Rights
	Options	Options	Unearned	Exercise	Option	Not	That Have	That Have	That Have
(a)	(#)	(#)	Options	Price	Expiration	Vested	Not Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)

Richard J. Smith	-	35,000(1)		$108.20	1/24/2018
	20,000	40,000(2)		$91.82	1/25/2017
	33,333	16,667(3)		$68.89	1/26/2016
	40,000	-		$69.47	1/27/2015
	63,600	-		$58.60	3/02/2014
	7,560	-		$51.50	8/30/2009
	7,640	-		$51.50	1/25/2011
	7,577	-		$51.50	1/27/2010
	50,000	-		$44.45	1/30/2013
	16,987	-		$45.45	1/27/2010
	8,013	-		$45.45	8/30/2009
	70,000	-		$41.69	2/11/2012
	39,428	-		$37.00	1/25/2011
								9,750(4)	$810,518
								11,250(5)	$935,213

Dean Keller								7,855(4)	$652,986
								5,313(5)	$441,670

Steven J. Agresta								7,855(4)	$652,986
								5,313(5)	$441,670

John R. McGaha	-	13,000(1)		$108.20	1/24/2018
	5,500	11,000(2)		$91.82	1/25/2017
	12,000	6,000(3)		$68.89	1/26/2016
	20,000	-		$69.47	1/27/2015
	24,000	-		$58.60	3/02/2014
	20,430	-		$70.71	2/11/2012
	8,617	-		$70.71	1/25/2011
	1,575	-		$67.27	1/25/2011
	818	-		$70.71	1/27/2010
								3,500(4)	$290,955
								5,250(5)	$436,433

Carolyn C. Shanks	-	7,000(1)		$108.20	1/24/2018
	4,000	8,000(2)		$91.82	1/25/2017
	5,000	2,500(2)		$68.89	1/26/2016
	10,000	-		$69.47	1/27/2015
	10,000	-		$58.60	3/02/2014
	14,000	-		$44.45	1/30/2013
								1,750(4)	$145,478
								2,500(5)	$207,825
						1,800(6)	$149,634

(1)	Consists of options that vested or will vest as follows: 1/3 of the options granted vest on each of 1/24/2009, 1/24/2010 and 1/24/2011.

(2)	Consists of options that vested or will vest as follows: 1/2 of the unexercisable options vest on each of 1/25/2009 and 1/25/2010.
(3)	The remaining unexercisable options vested on 1/26/2009.
(4)	Consists of performance units that will vest on December 31, 2010 only if, and to the extent that, there is satisfaction of the performance conditions described under the section entitled “Compensation Discussion and Analysis—Long-Term Compensation—Performance Unit Program.” The performance conditions are subject to adjustment to reflect the circumstances of our separation from Entergy.
(5)	Consists of performance units that will vest on December 31, 2009 only if and to the extent that, there is satisfaction of the performance conditions described under the section entitled “Compensation Discussion and Analysis—Elements of the Compensation Program—Long-Term Compensation—Performance Unit Program.” The performance conditions are subject to adjustment to reflect the circumstances of our separation from Entergy.
(6)	Consists of restricted stock units that will vest on October 28, 2011, subject to continued employment. The restricted stock units are subject to adjustment to reflect the circumstances of our separation from Entergy.

2008 Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options and each vesting of stock during 2008 for the Named Executive Officers.

	Options Awards
	Number
	of		Stock Awards
	Shares		Number of
	Acquired	Value	Shares	Value
	on	Realized	Acquired	Realized
	Exercise	on Exercise	on Vesting	on Vesting
Name	(#)	($)	(#)(1)	($)
(a)	(b)	(c)	(d)	(e)

Richard J. Smith	-	-	16,397	$1,363,083
Dean Keller	-	-	2,277	$189,287
Steven J. Agresta	-	-	2,277	$189,287
John R. McGaha	-	-	6,559	$545,250
Carolyn C. Shanks	-	-	3,006	$249,889

(1)	Represents the vesting of performance units for the 2006 — 2008 performance period (payable solely in cash based on the closing stock price of Entergy on the date of vesting) under the Performance Unit Program.

2008 Pension Benefits

The following table shows the present value as of December 31, 2008 of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each Named Executive Officer, under the retirement plans sponsored by Entergy, determined using interest rate and mortality rate assumptions consistent with those used in Entergy’s financial statements. Additional information regarding these retirement plans is included in the section entitled “Compensation Discussion and Analysis” and following this table. In addition, this section includes information regarding early retirement options under the plans.

		Number	Present
		of Years	Value of	Payments
	Plan	Credited	Accumulated	During
Name	Name	Service	Benefit	2008

Richard J. Smith(1)	Non-qualified Pension Equalization Plan	32.25	$3,006,900	$-
	Qualified defined benefit plan	9.33	$180,200	$-

Dean Keller	Non-qualified Pension Equalization Plan	0.41	$5,100	$-
	Qualified defined benefit plan	0.41	$3,500	$-

Steven J. Agresta	Non-qualified Pension Equalization Plan	0.41	$5,500	$-
	Qualified defined benefit plan	0.41	$5,200	$-

John R. McGaha	Non-qualified Pension Equalization Plan and Supplemental Retirement Plan	30.78	$3,345,700	$-
	Qualified defined benefit plan	30.78	$714,300	$-

Carolyn C. Shanks(2)	Non-qualified System Executive Retirement Plan	25.58	$693,500	$-
	Qualified defined benefit plan	22.17	$244,300	$-

(1)	Mr. Smith entered into an agreement granting 22.92 additional years of service under the non-qualified Pension Equalization Plan providing an additional $953,700 above the present value of accumulated benefit he would receive under the non-qualified System Executive Retirement Plan.
(2)	Service under the non-qualified System Executive Retirement Plan is granted from date of hire. Qualified plan benefit service is granted from the later of date of hire or plan participation date.

Qualified Retirement Benefits

The qualified retirement plan is a funded defined benefit pension plan that provides benefits to most of the non-bargaining unit employees of the Entergy companies. All Named Executive Officers are participants in this plan. The pension plan provides a monthly benefit payable for the participant’s lifetime beginning at age 65 and equal to 1.5% of the participant’s five-year average monthly eligible earnings times such participant’s years of service. Participants are 100% vested in their benefit upon completing five years of vesting service.

Normal retirement under the plan is age 65. Employees who terminate employment prior to age 55 may receive a reduced deferred vested retirement benefit payable as early as age 55 that is actuarially equivalent to the normal retirement benefit (i.e., reduced by 7% per year for the first five years preceding age 65, and reduced by 6% for each additional year thereafter). Employees who are at least age 55 with 10 years of vesting service upon termination from employment are entitled to a subsidized early retirement benefit beginning as early as age 55 (including Messrs. Smith and McGaha). The subsidized early retirement benefit is equal to the normal retirement benefit reduced by 2% per year for each year that early retirement precedes age 65. Mr. McGaha is our only Named Executive Officer eligible for early retirement.

Nonqualified Retirement Benefits

The Named Executive Officers are eligible to participate in certain nonqualified retirement benefit plans that provide retirement income, including the Pension Equalization Plan, the Supplemental Retirement Plan and the System Executive Retirement Plan. Each of these plans is an unfunded nonqualified defined benefit pension plan that provides benefits to certain key management employees. In these plans, as described below and in the section entitled “Compensation Discussion and Analysis,” an executive is typically enrolled in one or more plans but only paid the amount due under the plan (or combination of plans) that provides the highest benefit; in the case of Mr. McGaha (as explained below, the only Named Executive Officer who participates in the Supplemental Retirement Plan), the combined benefits under the Pension Equalization Plan and Supplemental Retirement Plan will be paid unless the System Executive Retirement Plan benefit is greater (which is not presently the case), in which case the System Executive Retirement Plan benefit would be paid. In general, upon disability, participants in the Pension Equalization Plan, Supplemental Retirement Plan and System Executive Retirement Plan remain eligible for continued service credits until recovery or retirement. Generally, spouses of participants who die before commencement of benefits are eligible for a portion of the participant’s accrued benefit.

The Pension Equalization Plan

All of the Named Executive Officers are participants in the Pension Equalization Plan. The benefit provisions are substantially the same as the qualified retirement plan but provide two additional benefits: (a) “restorative benefits” intended to offset limitations on certain earnings that may be considered in connection with the qualified retirement plan and (b) supplemental credited service (if granted to an individual participant). The benefits under this plan are offset by benefits payable from the qualified retirement plan and may be offset by prior employer benefits. Participants receive their Pension Equalization Plan benefit in the form of a single sum distribution. The Pension Equalization Plan benefit attributable to supplemental credited service is not vested until age 65. Subject to the approval of the Entergy employer (which approval is deemed given following a change in control of Entergy), an employee who terminates employment prior to age 65 may be vested in his or her benefit, with payment of the lump sum benefit generally at separation from service unless delayed six months under Internal Revenue Code Section 409A. Benefits payable prior to age 65 are subject to the same reductions as qualified plan benefits.

The Supplemental Retirement Plan

Mr. McGaha is the only Named Executive Officer who is currently in the Supplemental Retirement Plan. The Supplemental Retirement Plan provides that, under certain circumstances, a participant may receive a retirement benefit payable in the form of a lump sum payment. Subject to the approval of his employer (except in the case of a qualifying termination during a change in control period), an employee who terminates employment prior to age 65 may become vested in his or her Supplemental Retirement Plan benefit, with payment of the benefit beginning as soon as reasonably practicable following the first day of the first calendar month following separation from service, but subject to the six-month delayed payment requirement of Code Section 409A, if applicable. Benefits payable prior to age 65 are subject to certain reductions if the participant has less than 10 years of service. Mr. McGaha has attained age 55 and has more than 10 years of service under the Supplemental Retirement Plan.

The System Executive Retirement Plan

All Named Executive Officers (except for Mr. Agresta and Mr. Keller) are participants in the System Executive Retirement Plan. The System Executive Retirement Plan provides for a single sum payment at age 65, as further described in the section entitled “Compensation Discussion and Analysis.” The System Executive Retirement Plan benefit is not vested until age 65. Subject to the approval of the Entergy employer, an employee who terminates his or her employment prior to age 65 may be vested in the System Executive Retirement Plan benefit, with payment of the lump sum benefit generally at separation from service unless delayed six months under Internal Revenue Code Section 409A. Benefits payable prior to age 65 are subject to the same reductions as qualified plan benefits. Further, in the event of a change in control, participants whose employment is terminated without “Cause” or for “Good Reason,” as defined in the Plan are also eligible for a subsidized lump sum benefit payment, even if they do not currently meet the age or service requirements for early retirement under that plan or have company permission to separate from employment. Such lump sum benefit is payable generally at separation from service unless delayed six months under Internal Revenue Code Section 409A.

Additional Information

For a description of the material terms and conditions of payments and benefits available under the retirement plans, including each plan’s normal retirement payment and benefit, benefit formula and eligibility standards, specific elements of compensation included in applying the payment and benefit formula, and Entergy’s policies with regard to granting extra years of credited service, see the section entitled “Compensation Discussion and Analysis—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination Plans—Pension Plan, Pension Equalization Plan, System Executive Retirement Plan and Supplemental Retirement Plan.” For a discussion of the relevant assumptions used in valuing these liabilities, see Note 11 to the Financial Statements in Entergy’s Form 10-K for the year ended December 31, 2008.

2008 Nonqualified Deferred Compensation

The following tables provide information regarding the Executive Deferred Compensation Plan, the Amended and Restated 1998 Equity Ownership Plan of Entergy Corporation and Subsidiaries and the 2007 Equity Ownership Plan, which are plans of Entergy that allow for the deferral of compensation for the Named Executive Officers. Please see the section entitled “Compensation Discussion and Analysis” for additional information about the deferral opportunities under these plans.

Additionally, some of the Named Executive Officers have deferred account balances under a frozen Defined Contribution Restoration Plan. These amounts are deemed invested in the options available under this Defined Contribution Restoration Plan. The Defined Contribution Restoration Plan, until it was frozen in 2005, credited eligible employees’ deferral accounts with employer contributions to the extent contributions under the qualified savings plan in which the employee participated were subject to limitations imposed by the Internal Revenue Code.

All deferrals are credited to the applicable Entergy employer’s non-funded liability account. Depending on the plan under which the deferral is made, the Named Executive Officers may elect investment in either phantom Entergy common stock or one or more of several investment options under the Savings Plan. Within limitations of the program, participating Named Executive Officers may move funds from one deemed investment option to another. The participating Named Executive Officers do not have the ability to withdraw funds from the deemed investment accounts except within the terms provided in their deferral elections. Within the limitations prescribed by law as well as the program, participating Named Executive Officers have the option to make a successive deferral of these funds. Assuming a Named Executive Officer does not elect a successive deferral, the Entergy employer of the participant is obligated to pay the amount credited to the participant’s account at the earlier of deferral receipt date or separation from service. These payments are paid out of the general assets of the employer and are payable in a lump sum.

FICA and Medicare taxes are paid on all deferred amounts prior to their deferral. Applicable federal and state taxes are paid at the time the deferred amounts are paid to the participant. Employees are not eligible for a “match” of amounts that are deferred by them pursuant to the deferred compensation programs. With the exception of allowing for the deferral of federal and state taxes, the Entergy employer provides no additional benefit to the Named Executive Officers in connection with amounts deferred under the Executive Deferred

Compensation Plan. The deemed investment options available to participating Named Executive Officers are limited to certain deemed investment options available to all non-officer employees under the Savings Plan. Deferred amounts are deemed credited with earnings or losses based on the rate of return of deemed investment options (under the Executive Deferred Compensation Plan) or Entergy Corporation common stock (under the 1998 Equity Ownership Plan or 2007 Equity Ownership Plan). In 2006, the Personnel Committee approved a number of recommendations to simplify the deferral programs and reduce the number of options available to the Named Executive Officers.

Executive Deferred Compensation Plan

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions in	Contributions in	Earnings in	Withdrawals/	December 31,
Name	2008	2008	2008(1)	Distributions	2008
(a)	(b)	(c)	(d)	(e)	(f)

Richard J. Smith	$-	$-	$(79,904)	$(1,239,421)	$837,494
John R. McGaha	$-	$-	$3,878	$(1,225,771)	$72,907
Carolyn C. Shanks	$-	$-	$(84,779)	$(365,105)	$155,325

(1)	Amounts in this column are not included in the Summary Compensation Table.
(2)	Amounts in column (f) that have previously been reported in the Summary Compensation Table are $359,459 for Mr. Smith.

Equity Ownership Plan

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions in	Contributions in	Earnings in	Withdrawals/	December 31,
Name	2008	2008	2008(1)	Distributions	2008
(a)	(b)	(c)	(d)	(e)	(f)

Richard J. Smith	$-	$-	$(56,063)	$(6,344,960)	$-
John R. McGaha	$-	$-	$(459,334)	$-	$1,161,428
Carolyn C. Shanks	$-	$-	$(3,354)	$(379,555)	$-

(1)	Amounts in this column are not included in the Summary Compensation Table.

Defined Contribution Restoration Plan

					Aggregate
	Executive	Registrant	Aggregate	Aggregate	Balance at
	Contributions in	Contributions in	Earnings in	Withdrawals/	December 31,
Name	2008	2008	2008(1)	Distributions	2008(2)
(a)	(b)	(c)	(d)	(e)	(f)

Richard J. Smith	$-	$-	$(59,615)	$-	$150,735
John R. McGaha	$-	$-	$(27,986)	$-	$70,795
Carolyn C. Shanks	$-	$-	$(9,670)	$-	$24,452

(1)	Amounts in this column are not included in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

Except as described below or as described above in the section entitled “Compensation Discussion and Analysis—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination

Plans—Employment Arrangements with our Named Executive Officers,” there are no written agreements or plans applicable to any of our Named Executive Officers that would provide compensation in the event of a termination of employment or change in control. We have not yet determined what, if any, written agreements or plans will provide severance or change in control protections following the separation (except to the extent described above in the section entitled “Compensation Discussion and Analysis—Elements of the Compensation Program—Benefits, Perquisites, Agreements and Post-Termination Plans—Employment Arrangements with our Named Executive Officers”). We expect that any additional agreements or plans that we adopt will be substantially similar to the agreements and plans of Entergy in effect prior to the distribution as described below.

Estimated Payments

The tables below reflect the amount of compensation each Named Executive Officer would have received upon the occurrence of the specified separation triggering events, under existing arrangements with Entergy, assuming that the separation was effective on December 31, 2008, the last business day of Entergy’s last fiscal year, and that the applicable Entergy stock price is $83.13, which was the closing market price on such date.

Richard J. Smith — Chief Executive Officer

The following table shows certain payments and benefits, excluding vested or earned awards and benefits, which our Chief Executive Officer would have been entitled to receive as a result of a termination of his employment under various scenarios as of December 31, 2008:

			Termination					Termination
			for Good					Related to a
Benefits and Payments	Voluntary	For	Reason or Not				Change in	Change in
Upon Termination(1)	Resignation	Cause	for Cause	Retirement(6)	Disability	Death	Control(8)	Control

Severance Payment(2)	-	-	-	-	-	-	-	$3,278,535
Performance Units:(3)		-
2007-2009	-	-	-	-	$249,390	$249,390	$374,085	$374,085
Performance Unit Program
2008-2010	-	-	-	-	$108,069	$108,069	$324,307	$324,207
Performance Unit Program
Unvested Stock Options(4)	-	-	-	-	$237,338	$0(7)	$0	$237,338
Medical and Dental Benefits(5)	-	-	-	-	-	-	-	$17,658
280G Tax Gross-up	-	-	-	-	-	-	-	-

(1) In addition to the payments and benefits in the table, Mr. Smith also would have been entitled to receive his vested pension benefits. For a description of any pension and deferred compensation benefits available to Named Executive Officers, see the sections entitled “—2008 Pension Benefits” and “— Executive Deferred Compensation Plans.” In the event of a termination related to a change in control, pursuant to the terms of Entergy’s Pension Equalization Plan, Mr. Smith would be eligible for subsidized early retirement even if he does not have company permission to separate from employment. If Mr. Smith’s employment were terminated for cause, he would not receive a credited service benefit under the Pension Equalization Plan.

(2) In the event of a termination related to a change in control, Mr. Smith would be entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum severance payment equal to 2.99 times the sum of his base salary plus annual incentive, calculated at target opportunity. For purposes of this table, we have calculated the award at a 70% target opportunity and assumed a base salary of $645,000.

(3) In the event of a termination related to a change in control, Mr. Smith would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum payment relating to his performance units. The payment is calculated as if all performance goals relating to the performance units were achieved at target level. For purposes of the table, we have calculated the value of Mr. Smith’s awards as follows:

2007 – 2009 Plan — 4,500 performance units at target, assuming a stock price of $83.13

2008 – 2010 Plan — 3,900 performance units at target, assuming a stock price of $83.13

With respect to death or disability, the award is pro-rated based on the number of months of participation in each Performance Unit Program performance cycle. The amount of the award is based on actual performance achieved, with a stock price set as of the end of the performance period, and payable in the form of a lump sum after the completion of the performance period.

(4) In the event of disability or a termination related to a change in control, all of Mr. Smith’s unvested stock options would immediately vest. In addition, he would be entitled to exercise his stock options for the remainder of the ten-year term extending from the grant date of the options. For purposes of this table, we assumed that Mr. Smith exercised his options immediately upon vesting and received proceeds equal to the difference between the closing price of common stock on December 31, 2008, and the exercise price of each option share.

(5) Pursuant to Entergy’s System Executive Continuity Plan, in the event of a termination related to a change in control, Mr. Smith would be eligible to receive subsidized medical and dental benefits for a period up to 18 months.

(6) As of December 31, 2008, compensation and benefits available to Mr. Smith under this scenario are substantially the same as available with a voluntary resignation.

(7) Under Entergy’s 2007 Equity Ownership Plan (applicable to grants of equity awards made after January 1, 2007), in the event of a plan participant’s death, all unvested stock options would become immediately exercisable. Where $0 is shown, the exercise price was greater than the stock price as of December 31, 2008.

(8) Under Entergy’s 2007 Equity Ownership Plan, plan participants are entitled to receive an acceleration of certain benefits based solely upon a change of control of Entergy without regard to whether their employment is terminated as a result of a change of control. The accelerated benefits in the event of a change in control are as follows:

•	All unvested stock options would become immediately exercisable (where $0 is shown, the exercise price was greater than the stock price as of December 31, 2008); and

•	All performance units become vested (based on the assumption that all performance goals were achieved at target)

Dean Keller — Chief Financial Officer

The following table shows certain payments and benefits, excluding vested or earned awards and benefits, which our Chief Financial Officer would have been entitled to receive as a result of a termination of his employment under various scenarios as of December 31, 2008:

			Termination					Termination
			for Good					Related to a
Benefits and Payments	Voluntary	For	Reason or Not				Change in	Change in
Upon Termination(1)	Resignation	Cause	for Cause	Retirement(6)	Disability	Death	Control(7)	Control

Severance Payment(2)	-	-	-	-	-	-	-	$2,541,500
Performance Units:(3)
2007-2009	-	-	-	-	$51,956	$51,956	$176,651	$176,651
Performance Unit Program
2008-2010	-	-	-	-	$45,029	$45,029	$261,194	$261,194
Performance Unit Program
Unvested Stock Options	-	-	-	-	-	-	-	-
Unvested Restricted Units(4)	-	-	$91,096	-	-	-	-	$91,096
Medical and Dental Benefits(5)	-	-	-	-	-	-	-	$23,730
280G Tax Gross-up	-	-	-	-	-	-	-	$1,085,006

(1) In addition to the payments and benefits in the table in the event of a termination related to a change in control, pursuant to the terms of Entergy’s Pension Equalization Plan, Mr. Keller would be entitled to receive a benefit even if he does not have permission to separate from employment. For a description of any pension and deferred compensation benefits available to Named Executive Officers, see the sections entitled “—2008 Pension Benefits” and “— Executive Deferred Compensation Plans.”

(2) In the event of a termination related to a change in control, Mr. Keller would be entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum severance payment equal to 2.99 times the sum of his base salary plus annual incentive, calculated at target opportunity. For purposes of this table, we have calculated the award at a 70% target opportunity and assumed a base salary of $500,000.

(3) In the event of a termination related to a change in control, Mr. Keller would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum payment relating to his performance units. The payment is calculated as if all performance goals relating to the performance units were achieved at target level. For purposes of the table, we have calculated the value of Mr. Keller’s awards as follows:

2007 – 2009 Plan — 2,125 performance units at target, assuming a stock price of $83.13

2008 – 2010 Plan — 3,142 performance units at target, assuming a stock price of $83.13

With respect to death or disability, the award is pro-rated based on the number of months of participation in each Performance Unit Program performance cycle. The amount of the award is based on actual performance achieved, with a stock price set as of the end of the performance period, and payable in the form of a lump sum after the completion of the performance period.

(4) In the event of a termination not for cause or related to a change in control, Mr. Keller would be eligible for a cash payment of $96,096, an amount equal to forfeited equity incentive compensation from his previous employer, in accordance with his employment agreement.

(5) Pursuant to Entergy’s System Executive Continuity Plan, in the event of a termination related to a change in control, Mr. Keller would be eligible to receive subsidized medical and dental benefits for a period up to 18 months.

(6) As of December 31, 2008, compensation and benefits available to Mr. Keller under this scenario are substantially the same as available with a voluntary resignation.

(7) Under Entergy’s 2007 Equity Ownership Plan, plan participants are entitled to receive an acceleration of certain benefits based solely upon a change of control of Entergy without regard to whether their employment is terminated as a result of a change of control. In Mr. Keller’s case, all performance units would have become vested (based on the assumption that all performance goals were achieved at target).

Steven J. Agresta — Executive Vice President and General Counsel

The following table shows certain payments and benefits, excluding vested or earned awards and benefits, which our Executive Vice President and General Counsel would have been entitled to receive as a result of a termination of his employment under various scenarios as of December 31, 2008:

			Termination					Termination
			for Good					Related to a
Benefits and Payments	Voluntary	For	Reason or Not				Change in	Change in
Upon Termination(1)	Resignation	Cause	for Cause	Retirement(6)	Disability	Death	Control(7)	Control

Severance Payment(2)	-	-	$1,462,000	-	-	-	-	$2,185,690
Performance Units:(3)
2007-2009	-	-	$176,651	-	$51,956	$51,956	$176,651	$176,651
Performance Unit Program
2008-2010	-	-	$261,194	-	$45,029	$45,029	$261,194	$261,194
Performance Unit Program
Unvested Stock Options	-	-	-	-	-	-	-	-
Unvested Restricted Units(4)	-	-	$100,000	-	-	-	-	$100,000
Medical and Dental Benefits(5)	-	-	$880	-	-	-	-	$1,320
280G Tax Gross-up	-	-	-	-	-	-	-	$1,133,422

(1) In addition to the payments and benefits in the table in the event of a termination related to a change in control, pursuant to the terms of Entergy’s Pension Equalization Plan, Mr. Agresta would be entitled to receive a benefit even if he does not have permission to separate from employment. For a description of any pension and deferred compensation benefits available to Named Executive Officers, see the sections entitled “—2008 Pension Benefits” and “— Executive Deferred Compensation Plans.”

(2) In the event of a termination related to a change in control, Mr. Agresta would be entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum severance payment equal to 2.99 times the sum of his base salary plus annual incentive, calculated at target opportunity. For purposes of this table, we have calculated the award at a 70% target opportunity and assumed a base salary of $430,000.

(3) In the event of a termination related to a change in control, Mr. Agresta would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum payment relating to his performance units. The payment is calculated as if all performance goals relating to the performance units were achieved at target level. For purposes of the table, we have calculated the value of Mr. Agresta’s awards as follows:

2007 – 2009 Plan — 2,125 performance units at target, assuming a stock price of $83.13

2008 – 2010 Plan — 3,142 performance units at target, assuming a stock price of $83.13

With respect to death or disability, the award is pro-rated based on the number of months of participation in each Performance Unit Program performance cycle. The amount of the award is based on actual performance achieved, with a stock price set as of the end of the performance period, and payable in the form of a lump sum after the completion of the performance period.

(4) In the event of termination not for cause or related to change in control, Mr. Agresta would be eligible for a cash payment of $100,000, an amount equal to restricted units to be granted to Mr. Agresta upon the separation, in accordance with his employment agreement.

(5) Pursuant to Entergy’s System Executive Continuity Plan, in the event of a termination related to a change in control, Mr. Agresta would be eligible to receive subsidized medical and dental benefits for a period up to 18 months. Pursuant to his employment agreement, he will receive up to 12 month COBRA benefit for termination for good reason or not for cause.

(6) As of December 31, 2008, compensation and benefits available to Mr. Agresta under this scenario are substantially the same as available with a voluntary resignation.

(7) Under Entergy’s 2007 Equity Ownership Plan, plan participants are entitled to receive an acceleration of certain benefits based solely upon a change of control of Entergy without regard to whether their employment is terminated as a result of a change of control. In the case of Mr. Agresta, all performance units would have become vested (based on the assumption that all performance goals were achieved at target).

John McGaha — Chief Operating Officer

The following table shows certain payments and benefits, excluding vested or earned awards and benefits, which the Enexus Chief Operating Officer would have been entitled to receive as a result of a termination of his employment under various scenarios as of December 31, 2008:

			Termination					Termination
			for Good					Related to a
Benefits and Payments	Voluntary	For	Reason or Not				Change in	Change in
Upon Termination(1)	Resignation	Cause	for Cause	Retirement(6)	Disability	Death	Control(8)	Control

Severance Payment(2)	-	-	-	-	-	-	-	$1,411,000
Performance Units:(3)
2007-2009	-	-	-	-	$116,382	$116,382	$174,573	$174,573
Performance Unit Program
2008-2010	-	-	-	-	$38,794	$38,794	$116,382	$116,382
Performance Unit Program
Unvested Stock Options(4)	-	-	-	$85,440	$85,440	$0(7)	$0	$85,440
Medical and Dental	-	-	-	-	-	-	-	$17,659
Benefits(5)
280G Tax Gross-up	-	-	-	-	-	-	-	-

(1) In addition to the payments and benefits in the table, Mr. McGaha also would have been entitled to receive his vested pension benefits. For a description of any pension and deferred compensation benefits available to Named Executive Officers, see the sections entitled “—2008 Pension Benefits” and “—Executive Deferred Compensation Plans.” If Mr. McGaha’s employment were terminated under certain conditions relating to a change in control, he would also be eligible for early retirement benefits, which are described in the section entitled “—2008 Pension Benefits.” If Mr. McGaha’s employment were terminated “for cause,” he would forfeit his System Executive Retirement Plan supplemental benefits.

(2) In the event of a termination related to a change in control, Mr. McGaha would be entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum severance payment equal to two times his base salary plus annual incentive, calculated at target opportunity. For purposes of this table, we have calculated the award at a 60% target opportunity and assumed a base salary of $415,000.

(3) In the event of a termination related to a change in control, Mr. McGaha would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum payment relating to his performance units. The payment is calculated as if all performance goals relating to the performance unit were achieved at target level. For purposes of the table, the value of Mr. McGaha’s awards have been calculated as follows:

2007 – 2009 Plan — 2,100 performance units at target, assuming a stock price of $83.13

2008 – 2010 Plan — 1,400 performance units at target, assuming a stock price of $83.13

For scenarios other than a termination related to a change in control, the award is not enhanced or accelerated by the termination event. With respect to death or disability, the award is pro-rated based on the number of months of participation in each Performance Unit Program performance cycle. The amount of the award is based on actual performance achieved, with a stock price set as of the end of the performance period, and payable in the form of a lump sum after the completion of the performance period.

(4) In the event of disability or a termination related to a change in control, all of Mr. McGaha’s unvested stock options would immediately vest. In addition, he would be entitled to exercise his stock options for the remainder of the 10-year term extending from the grant date of the options. For purposes of this table, it is assumed that Mr. McGaha exercised his options immediately upon vesting and received proceeds equal to the difference between the closing price of common stock on December 31, 2008, and the applicable exercise price of each option share.

(5) Pursuant to Entergy’s System Executive Continuity Plan, in the event of a termination related to a change in control, Mr. McGaha would be eligible to receive subsidized medical and dental benefits for a period of 18 months.

(6) As of December 31, 2008, compensation and benefits available to Mr. McGaha under this scenario are substantially the same as available with a voluntary resignation.

(7) Under Entergy’s 2007 Equity Ownership Plan (applicable to grants of equity awards made after January 1, 2007), in the event of a plan participant’s death, all unvested stock options would become immediately exercisable. Where $0 is shown the exercise price was greater than the current stock price as of December 31, 2008.

(8) Under Entergy’s 2007 Equity Ownership Plan, plan participants are entitled to receive an acceleration of certain benefits based solely upon a change of control of Entergy without regard to whether their employment is terminated as a result of a change of control. The accelerated benefits in the event of a change in control are as follows:

•	All unvested stock options would become immediately exercisable (where $0 is shown the exercise price was greater than the current stock price as of December 31, 2008)

•	All performance units become vested (based on the assumption that all performance goals were achieved at target).

Carolyn Shanks — Chief Administrative Officer

The following table shows certain payments and benefits, excluding vested or earned awards and benefits, which our Chief Administrative Officer would have been entitled to receive as a result of a termination of her employment under various scenarios as of December 31, 2008:

			Termination					Termination
			for Good					Related to a
Benefits and Payments	Voluntary	For	Reason or Not				Change in	Change in
Upon Termination(1)	Resignation	Cause	for Cause	Retirement(7)	Disability	Death	Control(9)	Control(5)

Severance Payment(2)	-	-	-	-	-	-	-	$475,710
Performance Units:(3)
2007-2007	-	-	-	-	$55,420	$55,420	$83,130	$83,130
Performance Unit Program
2008-2010	-	-	-	-	$19,397	$19,397	$58,191	$58,191
Performance Unit Program
Unvested Stock Options(4)	-	-	-	-	$35,600	$0(8)	$0	$35,600
Unvested Restricted Units(5)	-	-	-	-	-	-	-	$149,634
Medical and Dental Benefits(6)	-	-	-	-	-	-	-	$11,772
280G Tax Gross-up	-	-	-	-	-	-	-	-

(1) In addition to the payments and benefits in the table, Ms. Shanks also would have been entitled to receive her vested pension benefits. For a description of any pension and deferred compensation benefits available to Named Executive Officers, see the sections entitled “—2008 Pension Benefits” and “—Executive Deferred Compensation Plans.” If Ms. Shanks’ employment were terminated under certain conditions relating to a change in control, she would also be eligible for early retirement benefits, which are described in the section entitled “—2008 Pension Benefits.” If Ms. Shanks’ employment were terminated “for cause,” she would forfeit her System Executive Retirement Plan and other similar supplemental benefits.

(2) In the event of a termination related to a change in control, Ms. Shanks would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum severance payment equal to one time her base salary plus annual incentive, calculated at target opportunity. For purposes of this table, we have calculated the award at a 50% target opportunity and assumed a base salary of $317,139.

(3) In the event of a termination related to a change in control, Ms. Shanks would have been entitled to receive pursuant to Entergy’s System Executive Continuity Plan a lump sum payment relating to her performance units. The payment is calculated as if all performance goals relating to the performance unit were achieved at target level. For purposes of the table, the value of Ms. Shanks’ awards has been calculated as follows:

2007 – 2009 Plan — 1,000 performance units at target, assuming a stock price of $83.13

2008 – 2010 Plan — 700 performance units at target, assuming a stock price of $83.13

For scenarios other than a termination related to a change in control, the award is not enhanced or accelerated by the termination event. With respect to death or disability, the award is pro-rated based on the number of months of participation in each Performance Unit Program performance cycle. The amount of the award is based on actual performance achieved, with a stock price set as of the end of the performance period, and payable in the form of a lump sum after the completion of the performance period.

(4) In the event of disability or a termination related to a change in control, all of Ms. Shanks’ unvested stock options would immediately vest. In addition, she would be entitled to exercise her stock options for the remainder of the 10-year term extending from the grant date of the options. For purposes of this table, it is assumed that Ms. Shanks exercised her options immediately upon vesting and received proceeds equal to the difference between the closing price of common stock on December 31, 2008, and the applicable exercise price of each option share.

(5) Ms. Shanks’ 1,800 restricted units vest in 2011. In the event of a termination related to a change in control, any unvested restricted units would vest immediately.

(6) Pursuant to Entergy’s System Executive Continuity Plan, in the event of a termination related to a change in control, Ms. Shanks would be eligible to receive subsidized medical and dental benefits for a period of 12 months.

(7) As of December 31, 2008, compensation and benefits available to Ms. Shanks under this scenario are substantially the same as available with a voluntary resignation.

(8) Under Entergy’s 2007 Equity Ownership Plan (applicable to grants of equity awards made after January 1, 2007), in the event of a plan participant’s death, all unvested stock options would become immediately exercisable. Where $0 is shown, the exercise price is greater than the stock price as of December 31, 2008.

(9) Under Entergy’s 2007 Equity Ownership Plan, plan participants are entitled to receive an acceleration of certain benefits based solely upon a change of control of Entergy without regard to whether their employment is terminated as a result of a change of control. The accelerated benefits in the event of a change in control are as follows:

•	All unvested stock options would become immediately exercisable (where $0 is shown, the exercise price was greater than the stock price as of December 31, 2008).

•	All performance units become vested (based on the assumption that all performance goals were achieved at target).

The following discussion describes various features of an executive officer’s termination of employment from an Entergy System company under certain circumstances:

Termination Related to a Change in Control

Under Entergy’s System Executive Continuity Plan, our Named Executive Officers will be entitled to the benefits described in the tables above in the event of a termination related to a change in control of Entergy if their employment is terminated other than for cause or if they terminate their employment for good reason, in each case within a period commencing 90 days prior to and ending 24 months following a change in control.

A change in control includes the following events:

•	The purchase of 25% or more of either Entergy common stock or the combined voting power of Entergy’s voting securities, the merger or consolidation of Entergy (unless Entergy’s board members constitute at least a majority of the board members of the surviving entity);

•	the merger or consolidation of Entergy (unless Entergy’s board members constitute at least a majority of the board members of the surviving entity);

•	the liquidation, dissolution or sale of all or substantially all of Entergy’s assets; or

•	a change in the composition of Entergy’s board such that, during any two-year period, the individuals serving at the beginning of the period no longer constitute a majority of Entergy’s board at the end of the period.

The separation does not constitute a “Change of Control” for purposes of the System Executive Continuity Plan.

Employment may be terminated for cause under the System Executive Continuity Plan if the executive:

•	fails to substantially perform his or her duties for a period of 30 days after receiving notice from Entergy’s board;

•	engages in conduct that is injurious to Entergy or any of Entergy’s subsidiaries;

•	is convicted or pleads guilty to a felony or other crime that materially and adversely affects his or her ability to perform his or her duties or Entergy’s reputation;

•	violates any agreement with Entergy or any of Entergy’s subsidiaries; or

•	discloses any of Entergy’s confidential information without authorization.

An executive may terminate his or her employment for good reason under the System Executive Continuity Plan if, without his or her consent:

•	the nature or status of his or her duties and responsibilities is substantially altered or reduced compared to the period prior to the change in control;

•	his or her salary is reduced by 5% or more;

•	he or she is required to be based outside of the continental United States at somewhere other than his or her primary work location prior to the change in control;

•	any of his or her compensation plans are discontinued without an equitable replacement;

•	his or her benefits or number of vacation days are substantially reduced; or

•	his or her employment is purported to be terminated other than in accordance with Entergy’s System Executive Continuity Plans.

In addition to participation in Entergy’s System Executive Continuity Plan, upon the completion of a transaction resulting in a change in control of Entergy, benefits already accrued under Entergy’s System Executive Retirement Plan, Pension Equalization Plan and Supplemental Retirement Plan, if any, will become fully vested if the executive is involuntarily terminated without cause or terminates employment for good reason. Any awards granted under Entergy’s Equity Ownership Plan will become fully vested upon a change of control without regard to whether the executive is involuntarily terminated without cause or terminates employment for good reason.

Under certain circumstances, the payments and benefits received by an executive officer pursuant to Entergy’s System Executive Continuity Plan may be forfeited and, in certain cases, subject to repayment. Benefits are no longer payable under the System Executive Continuity Plan, and unvested performance units under the Performance Unit Program are subject to forfeiture, if the executive:

•	accepts employment with us or any of Entergy’s subsidiaries;

•	elects to receive the benefits of another severance or separation program;

•	removes, copies or fails to return any property belonging to Entergy or any of Entergy’s subsidiaries;

•	discloses non-public data or information concerning Entergy or any of Entergy’s subsidiaries; or

•	violates his or her non-competition provision, which generally runs for two years but extends to three years if permissible under applicable law.

Furthermore, if the executive discloses non-public data or information concerning Entergy or any of Entergy’s subsidiaries or violates his or her non-competition provision, he or she will be required to repay any benefits previously received under the System Executive Continuity Plan.

Termination for Cause

If a Named Executive Officer’s employment is terminated for “cause” (as defined in the System Executive Continuity Plan and described above in the section entitled “—Termination Related to a Change in Control”), he or she is generally entitled to the same compensation and separation benefits described below in the section entitled “—Voluntary Resignation.”

Voluntary Resignation

If a Named Executive Officer voluntarily resigns from his or her Entergy System company employer, he or she is entitled to all accrued benefits and compensation as of the separation date, including qualified pension benefits (if any) and other post-employment benefits on terms consistent with those generally available to Entergy’s salaried employees. In the case of voluntary resignation, the officer would forfeit all unvested stock options and restricted units as well as any perquisites to which he or she is entitled as an officer. In addition, the officer would forfeit, except as described below, his or her right to receive incentive payments under the Performance Unit Program or the Annual Incentive Plan. If the officer resigns after the completion of an Annual Incentive Plan or Performance Unit Program performance period, he or she could receive a payout under the Performance Unit Program based on the outcome of the performance cycle and could, at Entergy’s discretion, receive an annual incentive payment under the Annual Incentive Plan. Any vested stock options held by the officer as of the separation date will expire on the earlier of 10 years from date of grant or 90 days from the last day of active employment.

Retirement

Under Entergy’s retirement plans, a Named Executive Officer’s eligibility for retirement benefits is based on a combination of age and years of service. Normal retirement is defined as age 65. Early retirement is defined under Entergy’s qualified retirement plan as minimum age 55 with 10 years of service and in the case of Entergy’s System Executive Retirement Plan and the supplemental credited service under Entergy’s Pension Equalization Plan, the consent of Entergy System company employer.

Upon a Named Executive Officer’s retirement, he or she is generally entitled to all accrued benefits and compensation as of the separation date, including qualified pension benefits and other post-employment benefits consistent with those generally available to salaried employees. The annual incentive payment under Entergy’s Annual Incentive Plan is pro-rated based on the actual number of days employed during the performance year in which the retirement date occurs. Similarly, payments under Entergy’s Performance Unit Program are pro-rated based on the actual number of days employed, in each outstanding performance cycle, in which the retirement date occurs. In each case, payments are delivered at the conclusion of each annual or performance cycle, consistent with the timing of payments to active participants in the Annual Incentive Plan and the Performance Unit Program, respectively.

Unvested stock options issued under Entergy’s Equity Ownership Plan vest on the retirement date and expire 10 years from the grant date of the options. Any restricted units held (other than those issued under the Performance Unit Program) by the executive upon his or her retirement are forfeited, and perquisites (other than short-term financial counseling services) are not available following the separation date.

Disability

If a Named Executive Officer’s employment is terminated due to disability, he or she generally is entitled to the same compensation and separation benefits described above in the section entitled “—Retirement,” except that restricted units may be subject to specific disability benefits (as noted, where applicable, in the tables above).

Death

If a Named Executive Officer dies while actively employed by an Entergy System company employer, he or she generally is entitled to the same compensation and separation benefits described above in the section entitled “—Retirement,” except that:

•	all unvested stock options granted prior to January 1, 2007 are forfeited;

•	vested stock options will expire the earlier of 10 years from the grant date or three years following the executive’s death; and

•	restricted units may be subject to specific death benefits (as noted, where applicable, in the tables above).

Non-Employee Director Compensation

Our Director Compensation Following the Distribution

We have not yet established arrangements to compensate our directors for their services to us following the separation. However, we expect initially to establish arrangements that are similar to those in place for directors serving on the Entergy board. Set out below is a discussion of the compensation arrangements that were in place for non-employee Entergy directors for 2008.

Entergy Director Compensation for 2008

Entergy uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on Entergy’s board. In setting director compensation, Entergy considers the significant amount of time that directors expend in fulfilling their duties to Entergy as well as the skill-level required by Entergy of members of the Entergy board.

Cash Compensation

Each non-employee director receives a quarterly cash retainer equal to the value of 75 shares of Entergy common stock. In addition to receiving a quarterly cash retainer, each non-employee director receives a fee for attending board and committee meetings:

Meeting	Fee

Board Meetings	$1,500
Committee Meetings (1) (in conjunction with Board meetings)	$1,000
Committee Meetings (1) (different location from Board and other committee meetings)	$2,000
Telephone Meetings	One-half of applicable fees

(1) If a director attends a meeting of a committee on which that director does not serve as a member, he or she receives one-half of the applicable fees of an attending member.

Finally, the presiding director receives an annual cash retainer of $15,000 and each of the chairs of the Audit Committee and Nuclear Committee receives an annual cash retainer fee of $10,000. Each of the chairs of the Personnel Committee, Corporate Governance Committee and Finance Committee receives an annual cash retainer of $5,000.

Equity-Based Compensation

All non-employee directors receive two types of equity-based compensation grants: common stock and phantom units (which are the economic equivalent of one share of Entergy common stock).

Common Stock. Each non-employee director receives a quarterly grant of 150 shares of Entergy common stock under Entergy’s Outside Director Stock Program established under Entergy’s 2007 Equity Ownership Plan. Directors may defer receipt of these shares subject to certain conditions. The deferred shares are paid in cash in an amount equal to the market value of Entergy common stock at the time of distribution. Deferred shares accrue dividend equivalents until the shares are received.

Phantom Units. Under Entergy’s Service Recognition Program for Outside Directors, non-employee directors are credited with 800 phantom units representing shares of Entergy common stock for each year of service on Entergy’s board. After five years, the director’s rights in the phantom units vest and he or she becomes entitled to receive, upon the conclusion of his or her service on the board, the cash equivalent for each vested unit of one share of Entergy common stock on the date of the director’s retirement or separation from Entergy’s board. Phantom units accumulate dividend equivalents. In the event of a change in control of Entergy (as defined in the plan) and the termination of the director’s service, the phantom units vest and become immediately payable.

Other Benefits

Non-employee directors receive $1,500 for participation in director education programs, director orientation or business sessions, inspection trips or conferences not held on the same day as a board meeting. Entergy reimburses non-employee directors for their expenses in attending Entergy’s board and committee meetings, director education programs and other board-related activities. Entergy also purchases director and officer liability insurance, life insurance, accidental death and disability insurance and aircraft accident insurance for its non-employee directors. In addition, each non-employee director may receive at Entergy’s expense an annual physical.

Director Compensation for 2008

The table below provides information regarding the compensation for 2008 awarded by Entergy to individuals who were non-employee directors of Entergy during 2008 and who will be our directors at the time of separation:

Fees
Earned
	or Paid			Option	All Other
	in Cash	Stock Awards		Awards	Compensation	Total
Name	($)(1)	($)(4)(5)		($)	($)(6)	($)
(a)	(b)	(c)		(d)	(g)	(h)
						Excluding	With
		Stock	Retirement			Retirement	Retirement
		Grants(2)	Accruals(3)			Accruals	Accruals
William A. Percy, II	$92,650	$61,800	($47,912)	-	$3,847	$158,297	$110,385

Steven V. Wilkinson	$104,650	$61,800	$21,252	-	$7,315	$173,765	$195,017

(1)	The amounts reported in column (b) consist of all fees earned or paid in cash for services as a director, including retainer fees, Presiding Director and Chair fees, and meeting fees, all of which are described in the section entitled “—Non-Employee Director Compensation—Entergy Director Compensation for 2008—Cash Compensation” above.

(2)	The amounts in this column represent the costs recognized in accordance with SFAS 123(R) of the 150 shares of Entergy common stock granted on a quarterly basis to each non-employee director during 2008.

(3)	The amounts in this column represent the cost recognized in accordance with SFAS 123(R) of retirement accruals for phantom units granted to each director. The cost for each director varies based on his or her number of years of service on Entergy’s board, proximity to mandatory retirement age (as established under Entergy’s Corporate Governance Guidelines) and changes in the market value of Entergy common stock. As a result, the costs and the impact of changes in the market value of Entergy common stock are greater for directors who have accumulated multiple years of service on Entergy’s board and directors who are approaching retirement age. Under the Service Recognition Program for Outside Directors, each non-employee director is credited with 800 phantom units representing shares of Entergy common stock for each year of service on Entergy’s board. After five years, the director’s rights in the phantom units vest and the director becomes entitled to receive, upon the conclusion of service on the Entergy’s board, the cash equivalent of one share of Entergy common stock for each vested unit on the date of the director’s retirement or separation.

(4)	The SFAS 123(R) grant date fair value of the 2008 stock and phantom unit awards for each of Mr. Percy and Mr. Wilkinson was $158,416. For a discussion of the relevant assumptions used in valuing these awards, see Note 12 to the Financial Statements in Entergy’s Form 10-K for the year ended December 31, 2008.

(5)	As of the end of 2008, Mr. Percy held 6,654 phantom units and Mr. Wilkinson held 3,627 phantom units under Entergy’s Service Recognition Program for Outside Directors.

(6)	The amounts in column (g) include the following perquisites: (a) Entergy paid physical exams and related expenses; (b) personal air travel and associated tax gross-up payments; and (c) Entergy paid premiums for $25,000 of life insurance and $25,000 of accidental death and disability insurance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the expected beneficial ownership of our common stock by (i) each of our shareholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table, and (iv) all of our executive officers and director nominees as a group. We based the share amounts on each person’s beneficial ownership of Entergy common stock as of September 30, 2009, unless we indicate some other basis for the share amounts and assuming a distribution ratio of one share of our common stock for each share of Entergy common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, we will have outstanding an aggregate of approximately   million shares of common stock, based upon approximately   shares of Entergy common stock outstanding on  , excluding treasury shares and assuming no exercise of Entergy options, and applying the distribution ratio of     shares of our common stock for each share of Entergy common stock held as of the record date.

To the extent our directors and officers own Entergy common stock at the time of the separation, they will participate in the distribution on the same terms as other holders of Entergy common stock.

	# of Shares
Name of Beneficial Owner	to be Owned		% of Class

5% Shareholders:
Barclays Global Investors, N.A.(1)	11,214,493		5.9
Barrow, Hanley, Mewhinney & Strauss, Inc.(2)	11,216,736		5.9
Capital World Investors(3)	14,163,780		7.5
FMR LLC(4)	12,026,829		6.2
Entergy Corporation(5)	-		19.9

Directors and Executive Officers:
Steven J. Agresta	-		*
Richard Smith(6)	401,699		*
John R. McGaha(6)	120,567		*
Dean Keller	-		*
Carolyn C. Shanks(6)	54,193		*
Vice Adm. George W. Davis, USN (Ret.)	1,358		*
William E. Madison	0		*
Dr. Paul W. Murrill	4,083		*
William A. Percy, II(6)	13,254	(7)	*
David Spina	-		*
Kyle D. Vann	0		*
Steven V. Wilkinson(6)	7,932		*

All directors and executive officers as a group ( persons)

* The number of shares of Entergy Corporation common stock owned by each individual and by all directors and executive officers as a group does not exceed 1% of the outstanding Entergy Corporation common stock.

(1) Based on a Schedule 13G filed with the SEC on February 5, 2009, Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG have indicated that they have sole voting power over 9,762,549 shares in the aggregate and sole power to dispose or direct the disposition over 11,214,493 shares. The address for Barclays Global Investors, N.A. and Barclays Global Fund Advisors is 400 Howard Street, San Francisco, CA 94105. The address for Barclays Global Investors, Ltd is Murray House, 1 Royal Mint Court, London, EC3N 4HH. The address for Barclays Global Investors Japan Limited is Ebisu Prime Square Tower, 8th Floor, 1-1-39 Hiroo Shibuya-Ku, Tokyo 150-8402 Japan. The address for Barclays Global Investors Canada Limited is Brookfield Place, 161 Bay Street, Suite 2500, PO Box 614, Toronto, Canada, Ontario M5J 2S1. The address for Barclays Global Investors Australia Limited is Level 43, Grosvenor Place, 225 George Street, PO Box N43, Sydney, Australia NSW 1220. The address for Barclays Global Investors (Deutschland) Limited is Apianstrasse 6, D-85774, Unterfohring, Germany. According to the Schedule 13G filed on February 5, 2009, each of the Barclays entities does not have the right to acquire shares within 60 days pursuant to any of the arrangements described in Securities Exchange Act Rule 13d-3(d)(1). Barclays Global Fund Advisors has disclosed that it is a registered investment advisor and that these shares are held on behalf of various clients. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of Barclays Global Fund Advisors.

(2) Based on a Schedule 13G/A filed with the SEC on February 11, 2009, Barrow, Hanley, Mewhinney & Strauss, Inc. has indicated that it has sole voting power over 3,114,851 shares, shared voting power with respect to 8,101,885 shares and sole power to dispose or direct the disposition over 11,216,736 shares. The address for Barrow, Hanley, Mewhinney & Strauss, Inc. is 2200 Ross Avenue, 31st Floor, Dallas, TX 75201-2761. According to the Schedule 13G/A filed on February 11, 2009, Barrow, Hanley, Mewhinney & Strauss, Inc. does not have the right to acquire shares within 60 days pursuant to any of the arrangements described in Securities Exchange Act Rule 13d-3(d)(1).

(3) Based on a Schedule 13G/A filed with the SEC on February 13, 2009, Capital World Investors, a division of Capital Research and Management Company, has indicated that it has sole power to dispose or direct the disposition over 14,163,780 shares. The address for Capital World Investors is 333 South Hope Street, Los Angeles, California 90071. According to a Schedule 13G filed on February 13, 2009, Capital World Investors does not have the right to acquire shares within 60 days pursuant to any of the arrangements described in Securities Exchange Act Rule 13d-3(d)(1). Capital World Investors has disclosed that it is a registered investment advisor and that these shares are held on behalf of various clients. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of Capital World Investors.

(4) Based on a Schedule 13G/A filed with the SEC on February 17, 2009, FMR LLC has indicated that it has sole voting power over 802,086 shares and sole power to dispose or direct the disposition over 11,721,121 shares. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. According to the Schedule 13G/A filed on February 17, 2009, FMR LLC does not have the right to acquire shares within 60 days pursuant to any of the arrangements described in Securities Exchange Act Rule 13d-3(d)(1). In addition, according to the Schedule 13G/A filed by FMR LLC on February 17, 2009, members of the family of Edward C. Johnson 3rd, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(5) Entergy Corporation’s expected beneficial ownership is based on the assumption that the separation is consummated and 19.9% of our shares of common stock are transferred by Entergy Corporation to the exchange trust.

(6) Includes the following: Mr. McGaha, 12,612 shares and 107,955 shares underlying options exercisable within 60 days; Mr. Smith, 29,365 shares and 372,334 shares underlying options exercisable within 60 days; Ms. Shanks, 2,360 shares and 51,833 shares underlying options exercisable in 60 days; Mr. Percy: 5,800 shares and 7,454 shares underlying phantom units; Mr. Wilkinson: 3,505 shares and 4,427 shares underlying phantom units. Mr. Davis, 500 shares and 858 shares underlying phantom units; Mr. Murrill, 0 shares and 4,083 shares underlying phantom units. For directors of Entergy Corporation, the phantom units are issued under the Service Recognition Program for Outside Directors. All non-employee directors are credited with units for each year of service on the board.

(7) Includes 2,700 shares deferred by Mr. Percy under Entergy’s Equity Ownership Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from Entergy

The distribution will be accomplished by Entergy distributing 80.1% of its shares of our common stock to holders of Entergy common stock entitled to such distribution, as described in the section entitled “The Separation.” Completion of the distribution will be subject to satisfaction or waiver by Entergy of the conditions to the separation and distribution described below.

The Transfer of Entergy’s remaining shares to the Exchange Trust

The transfer to the exchange trust by Entergy will be accomplished by Entergy transferring the remaining 19.9% of the shares of our common stock to the exchange trust, as described in the section entitled “The Separation.” The transfer will occur one day after the separation. The transfer to the exchange trust and the anticipated trust exchange offers and, if necessary, trust distribution will be subject to certain conditions as described below.

Review of Transactions with Related Persons

Our Board of Directors expects to adopt policies and procedures for the review, approval or ratification of any transaction involving an amount in excess of $120,000 in which any director or executive officer of ours, any nominee for director, or any immediate family member of the foregoing had a material interest as contemplated by Item 404(a) of Regulation S-K. Under these policies and procedures, the Corporate Governance Committee, or a subcommittee of the Board of Directors comprised of independent directors, would review the transaction and either approve or reject the transaction after taking into account the following factors:

•	Whether the proposed transaction is on terms that are at least as favorable to us as those achievable with an unaffiliated third party;

•	Size of the transaction and amount of consideration;

•	Nature of the interest;

•	Whether the transaction involves a conflict of interest;

•	Whether the transaction involves services available from unaffiliated third parties; and

•	Any other factors that the Corporate Governance Committee or subcommittee deems relevant.

The policy would not apply to (a) compensation and transactions involving a director or an executive officer solely resulting from that person’s service as a director or employment with us so long as the compensation is reported in our filings with the SEC or (b) any other categories of transactions currently or in the future excluded from the reporting requirements of Item 404(a) of Regulation S-K.

Agreements with Entergy

We will enter into the Separation and Distribution Agreement and several other agreements with Entergy or EquaGen to effect the separation and provide a framework for our relationships with Entergy, Entergy’s other businesses and EquaGen after the separation. These agreements will govern the relationship among us, EquaGen, Entergy and Entergy’s other businesses subsequent to the completion of the separation, and provide for the allocation among us, EquaGen, Entergy and Entergy’s other businesses of the assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities) relating to the non-utility nuclear business attributable to periods prior to, at and after our separation from Entergy. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Entergy and the distribution of our shares of common stock to Entergy shareholders), these agreements include:

•	Joint Venture Agreements;

•	Operating Agreements with Entergy Nuclear Operations;

•	Shared Services Agreements between EquaGen and each of Entergy Services, Inc. and Entergy Operations, Inc.;

•	Corporate Services Agreement between Entergy Services, Inc. and EquaGen;

•	Transition Services Agreement;

•	Federal Income Tax Matters Agreement;

•	State Tax and Federal Non-Income Tax Matters Agreement;

•	Employee Matters Agreement;

•	Nuclear Fuel and Fuel Services Purchase Agreement;

•	Exchange Trust Agreement;

•	Exchange Trust Registration Rights Agreement; and

•	Enexus Nuclear Nebraska Support Services Agreement.

The agreements described below and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified by the full text of the applicable agreements. The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from Entergy. The agreements we entered into with Entergy or EquaGen were prepared in the context of our separation from Entergy while we were still part of Entergy and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements we negotiated in the context of the separation related to, among other things, the allocation of assets, liabilities, rights and other obligations between Entergy and us. We may have received better terms from third parties because among other things, third parties may have competed with each other to win our business.

Separation Costs

Entergy expects to incur pre-tax separation costs of between $440 million and $460 million. We have not yet determined how these costs will be allocated to us in the separation, and some of these costs may be incurred by us after the separation. Certain of the separation costs, primarily costs for the development of new information systems, are expected to be capitalized.

The expected costs include:

•	fees for professional services, including financial advisors, legal, accounting and other business consultants;

•	costs for branding the new company, replacing signage and investor and other stakeholder communications;

•	costs associated with being prepared to execute the separation in 2009, such as salaries of employees, office space and information systems costs for us and our subsidiaries; and

•	costs related to the incurrence of debt to be paid to or exchanged by Entergy.

Separation and Distribution Agreement

The following discussion summarizes the material provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement will set forth our agreements with Entergy regarding the principal transactions necessary to separate us from Entergy. It will also set forth other agreements that govern certain aspects of our relationships with Entergy after the completion of the separation. We intend to enter into the Separation and Distribution Agreement immediately before the record date for the distribution of our shares of common stock to Entergy shareholders, and the Separation and Distribution Agreement will become effective upon such distribution.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Entergy as part of the separation of Entergy into two companies, and it will describe when and how these transfers, assumptions and assignments will occur. In particular, the Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to our business (the business and operations of Entergy’s non-utility nuclear business) will be retained by or transferred to us or one of our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the business and operations of Entergy’s regulated utility business will be retained by Entergy;

•	liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Entergy that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security after the separation;

•	each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security prior to the separation to the extent such liabilities arise out of, or result from, matters related to businesses, operations, assets or liabilities allocated to the party in the separation;

•	Entergy will assume or retain any liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation (including the Form 10, this information statement and any offering memorandum for the issuance of debt in connection with the separation), but only to the extent such liability derives from a material misstatement or omission contained in certain sections enumerated in the Separation and Distribution Agreement; we will assume or retain any other liability relating to, arising out of or resulting from any registration statement or similar disclosure document related to the separation;

•	each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any of its or its subsidiaries’ or controlled affiliates’ indebtedness (including debt securities, asset-backed debt and the credit facility described below;

•	except for any liabilities that are primarily the result of the actions or omissions of Enexus, Entergy will assume any liabilities relating to, arising out of or resulting from the exchange trust agreement;

•	each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any guarantees primarily relating to its business;

•	except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, other than the costs and expenses relating to legal counsel, financial advisors and accounting advisory work incurred prior to the separation, we will be responsible for any costs or expenses we incur in connection with the separation;

•	except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, Entergy will be responsible for any costs or expenses it incurs in connection with the separation and the costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the separation.

Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Future Claims

The Separation and Distribution Agreement will provide for the formation of a contingent claim committee, which will have the responsibility for determining whether any newly discovered asset or liability is an asset or liability of Entergy, EquaGen or us, or is an unallocated asset or unallocated liability. The contingent claim committee will be comprised of one representative each from Entergy and Enexus Energy. Resolution of a matter submitted to the contingent claim committee will require the unanimous approval of the representatives.

Intercompany Accounts

The Separation and Distribution Agreement will provide that, except for specified intercompany accounts, prior to the separation from Entergy, all intercompany accounts between Entergy and its affiliates and Enexus and its affiliates will be satisfied and/or settled.

Trademarks

Except as otherwise specifically provided in any ancillary agreement and subject to certain limitations, the Separation and Distribution Agreement will provide that the “Entergy” name will be retained by Entergy. From and after the separation, each of Enexus Energy and Entergy will promptly (and in any event no later than three months following the separation) cease using the trademarks and other intellectual property allocated to the other party.

Releases

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Entergy. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement, the Joint Venture Agreement, the Operating Agreement, the Tax Matters Agreements or any other ancillary agreement.

Indemnification

In addition, the Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Entergy’s business with Entergy. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation and Distribution Agreement;

•	such party’s specified percentage of unallocated liabilities; and

•	any breach by such party of the Separation and Distribution Agreement.

Legal Matters

Each party to the Separation and Distribution Agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters.

Each party to a claim will agree to cooperate in defending any claims against both parties for events that took place prior to, on or after the date of the separation of such party from Entergy.

Unless otherwise specified in the Separation and Distribution Agreement or agreed to by the parties, Entergy will act as managing party and manage and assume control of all legal matters related to any unallocated asset or unallocated liability. The parties shall each be responsible for their respective share of all out-of-pocket costs and expenses related thereto.

Insurance

The Separation and Distribution Agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement will provide that as of the separation Entergy and we shall be solely responsible for our respective programs of insurance, which shall be separate and apart from one another.

Further Assurances

To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

Dispute Resolution

In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties will negotiate for a reasonable period of time to resolve any disputes among the parties. If the parties are unable to resolve disputes in this manner, the disputes will be resolved through binding arbitration.

The Distribution

The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will transfer to Entergy in partial exchange for the assets of the Non-Utility Nuclear business the number of shares of our common stock distributable in the distribution and in connection with the exchange trust. Entergy will cause its agent to distribute to holders of shares of Entergy common stock as of the applicable record date 80.1% of the issued and outstanding shares of our common stock.

After the separation until Entergy transfers to the exchange trust the remaining 19.9% of the shares of our common stock, Entergy represents that Entergy intends to vote such shares with respect to all matters to come before any shareholders at any Enexus Energy meeting in the same proportion as all other shares are voted.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by Entergy in its sole discretion. For further information regarding our separation from Entergy, see the section entitled “The Separation—Conditions to the Distribution.”

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Joint Venture Agreements

The Joint Venture

In connection with the separation, Entergy Nuclear, Inc., currently a wholly-owned subsidiary of Entergy, will become a limited liability company and change its name to EquaGen LLC. We and Entergy will each become an owner of a 50% interest in EquaGen prior to completion of the distribution of our common stock. EquaGen is expected to operate the nuclear assets owned by us, and to provide certain services to the regulated nuclear utility operations of Entergy and to third parties. EquaGen will allow certain nuclear operations expertise currently in place at each of Entergy’s nuclear power plants to be accessible by both us and Entergy after the separation.

Joint Venture Structure

Upon completion of the transactions contemplated by the Joint Venture Agreements, EquaGen will own Entergy Nuclear Operations and TLG Services, Inc.

Joint Venture Formation

The Joint Venture Formation Agreement identifies the assets and liabilities to be assumed and contracts to be assigned to EquaGen. In particular, the Joint Venture Formation Agreement will provide that, subject to the terms and conditions contained in the Joint Venture Formation Agreement:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the non-utility nuclear services business (except for the third party business related to the Cooper Nuclear Station in Nebraska) will be retained by or transferred to EquaGen;

•	EquaGen will be responsible for guarantees associated with the businesses of EquaGen. Where feasible, guarantees will be novated to reflect any assignment and assumption; however, if not feasible, the legally responsible party will be indemnified for such guarantee by EquaGen;

•	except as may expressly be set forth in the Joint Venture Formation Agreement, all assets will be transferred on an “as is,” “where is” basis and EquaGen will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in EquaGen good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with; and

•	except as otherwise provided in the Joint Venture Formation Agreement, EquaGen will release and forever discharge Entergy and Enexus Energy and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Entergy. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the

Separation and Distribution Agreement, the Joint Venture Agreements, the Shared Services Agreements, the Operating Agreements or any other ancillary agreement.

In addition, the Joint Venture Formation Agreement will provide for indemnification by EquaGen in favor of Entergy and Enexus Energy directly arising in connection with liabilities retained or assumed by EquaGen, as well as indemnification by Entergy and Enexus Energy in favor of EquaGen arising out of or otherwise in connection with liabilities allocated to or assumed by Entergy or Enexus Energy.

Composition of Board of Managers

The business and affairs of EquaGen will be managed exclusively by a Board of Managers, initially consisting of six persons. Except as otherwise provided in the EquaGen LLC Limited Liability Company Agreement, each member of EquaGen possesses the right to appoint three persons to the Board of Managers, as well as the right to appoint the Chairman of the Board for alternating two year periods.

Significant Matters

Certain actions, defined as “Significant Matters,” cannot be taken without the approval of two-thirds of the votes cast by all of the managers at a meeting where a quorum is present. Examples of Significant Matters include:

•	approval of the business plan or annual budget of EquaGen and any material amendment to the business plan or budget;

•	single expenditures above $15 million, as well as incurring indebtedness in excess of $1 million;

•	making any distributions to members;

•	placing or permitting any liens to exist on the assets of EquaGen;

•	approval of any contract between EquaGen (or its subsidiaries) and a member or any affiliate of any member; and

•	policies regarding financial securities such as swaps, options or derivatives.

If the Board of Managers fails to approve a Significant Matter at two consecutive meetings, the matter is to be referred, initially, to the Chief Executive Officer of each member for resolution. If agreement is not reached by the Chief Executive Officers within the time limit specified in the EquaGen LLC Limited Liability Company Agreement, the matter is to be resolved by mediation or, in the event that mediation is unsuccessful, by binding arbitration.

Member Matters

Other matters, defined as “Member Matters,” cannot be taken without the unanimous approval of the members. Examples of Member Matters include:

•	the issuance of any securities of EquaGen;

•	mergers, acquisitions, joint ventures and partnerships;

•	a sale or other disposition of all or substantially all of the assets of EquaGen;

•	making or permitting capital contributions to EquaGen;

•	the variation of any rights attached to any securities of EquaGen, or any redemption, buy-back or cancellation of any issued securities; and

•	any amendment to the EquaGen LLC Limited Liability Company Agreement.

Transfer of Membership Interests

Except with respect to the pledge of Enexus Energy’s membership interest in EquaGen to the lenders under the Senior Secured Credit Facility, a member may not transfer its membership interest in EquaGen to a third party unless all members agree. A member may transfer its membership interest to a wholly-owned subsidiary within its group or to its parent without the consent of other members. However, if the wholly-owned subsidiary purports to leave the member’s group, the membership interest transferred to it must be transferred “back” to the parent, or to another wholly-owned subsidiary of the member’s group.

Exercise Event

An “Exercise Event” occurs if EquaGen is operating four or fewer of our nuclear power plants and the Board of EquaGen fails to unanimously vote to override the automatic termination of all remaining Operating Agreements. If all Operating Agreements are thus terminated (or if EquaGen is operating none of our nuclear power plants), Entergy has the right (within the time limits specified in the EquaGen LLC Limited Liability Company Agreement) to:

•	direct EquaGen to sell all of its subsidiaries carrying on the third-party business of EquaGen to us; or

•	sell all (but not part) of its membership interest in EquaGen to us.

The price at which we would be required to buy such assets would be determined initially by Entergy and us. If we are unable to agree on a price within the time limit specified in the EquaGen LLC Limited Liability Company Agreement, then the price will be determined by an independent third-party financial advisor according to the procedures specified in the EquaGen LLC Limited Liability Company Agreement.

Prohibition Against Solicitation of Key Employees

For two years after EquaGen is established, and subject to exceptions set forth in the EquaGen LLC Limited Liability Company Agreement, each of:

•	Enexus Energy and EquaGen are prevented from soliciting, hiring, or attempting to solicit or hire each other’s senior employees without the prior written consent of the other.

•	Entergy and EquaGen are prevented from soliciting, hiring, or attempting to solicit or hire each other’s senior employees without the prior written consent of the other. This restriction, with respect to Entergy and EquaGen, shall automatically renew for successive two year terms, unless both parties agree to terminate, and shall terminate two years after Entergy and EquaGen are no longer affiliates (as defined in the EquaGen LLC Limited Liability Company Agreement). In addition, this restriction does not apply to Entergy in connection with a sale of all of its membership interests in EquaGen. In that case, Entergy has the right to solicit and make offers to senior employees of EquaGen, in accordance with the provisions set forth in the EquaGen LLC Limited Liability Company Agreement.

•	Entergy and Enexus are prevented from soliciting, hiring, or attempting to solicit or hire, each other’s senior employees without the prior written consent of the other.

Covenants

We agree, in the Joint Venture Formation Agreement, that we shall not sell a nuclear power plant to a third party unless (i) the third party accepts a transfer of the underlying Operating Agreement with EquaGen, (ii) the sale is the result of a change in ownership of a subsidiary that directly owns one of our nuclear power plants, or (iii) EquaGen consents to the sale.

Operating Agreements

Following the separation, Entergy Nuclear Operations will continue as the NRC-licensed operator of the six operating nuclear power plants currently constituting Entergy’s non-utility nuclear business and which will be owned by us following the separation. Each of our non-utility nuclear power plants is owned by a separate, existing limited liability company. Following the separation, each owner will become a wholly-owned subsidiary of ours. As a result, in connection with the consummation of the separation, Entergy Nuclear Operations and each owner will enter into an Operating Agreement for each plant. The Operating Agreements will be based on a common form derived from the existing operating agreements, but will be amended primarily to insert commercial terms (e.g., fees, indemnities and termination provisions) to reflect the fact that, following the separation, the parties are no longer wholly-owned affiliates of Entergy.

Scope of Agreement and Services

Entergy Nuclear Operations will operate and make capital improvements to each nuclear power plant and maintain permits and approvals in accordance with good utility practice, applicable laws and regulations, the applicable NRC Operating License and the owner-approved budgets for each of the six operating nuclear power plants.

Fees

Each operating agreement will be based on a shared-risk budgetary process and a cost-plus-fees payment structure. Entergy Nuclear Operations will prepare, and the owner will approve, detailed, line-item annual budgets for operation and maintenance costs and capital expenditures.

Indemnities

Entergy Nuclear Operations will, to the extent permitted by applicable law, indemnify each owner, its parent and each of their officers, directors, employees, attorneys, fiduciaries and agents for (i) personal injury to its own employees (except if due to the gross negligence or willful misconduct of the owner), (ii) environmental liability arising from Entergy Nuclear Operations’ failure to comply with the requirements of the Operating Agreement, (iii) willful misconduct or gross negligence, and (iv) subject to specified monetary limitations, failure to make power scheduling notifications as required under the Operating Agreements (in each case, capped annually at all fees payable by the owner to Entergy Nuclear Operations during the applicable year, and in the aggregate over the term of the Operating Agreements, all fees paid by the owner to Entergy Nuclear Operations over the three-year period prior to the year in which the circumstances giving rise to the indemnification obligation occurred). Except as contemplated above, each owner will indemnify Entergy Nuclear Operations, its parent and each of their officers, directors, employees, attorneys, fiduciaries and agents for any claims for personal injury or property damage (including the owner’s property), unless covered by insurance, for taxes resulting from a tax strategy implemented by the owner and for liability arising out of a “nuclear incident.”

Limitations on Liabilities

No party will be liable for indirect, special, punitive, incidental or consequential damages except to the extent that such claims fall under either party’s indemnities, are related to the owners’ obligation to make termination payments, are related to power scheduling damages, or are related to the sharing of budgetary cost overruns and budget savings between Entergy Nuclear Operations and the owners. Entergy Nuclear Operations’ aggregate liability to each owner arising out of the Operating Agreement to be entered into with such owner (excluding amounts covered by insurance or assumed as a self-insured retention or deductible) is limited in any calendar year, to all fees payable by the owner to Entergy Nuclear Operations during the applicable year, and in the aggregate over the term of the Operating Agreement, to all fees paid by the owner to Entergy Nuclear Operations over the three-year period prior to the year in which the circumstances giving rise to the liability occurred.

Term

Each Operating Agreement will become effective on and from the separation and will expire on the date that the NRC operating license term for the nuclear power plant covered by the relevant Operating Agreement, unless earlier terminated (i) for cause, (ii) due to the acts of a court or governmental agency, declaring all or part of the Operating Agreement invalid or unenforceable or substantially impairing a party’s ability to perform, or (iii) by the owner without cause.

Termination

In the event of any termination, the owner is required to pay Entergy Nuclear Operations for all services provided through the date of termination and reimburse Entergy Nuclear Operations for operations and management and capital expenditure costs incurred. If an owner terminates without cause, or Entergy Nuclear Operations terminates for cause, the owner shall pay Entergy Nuclear Operations demobilization costs. In addition, if an owner terminates without cause or due to Entergy Nuclear Operations operating four or fewer nuclear plants for us, the owner shall pay Entergy Nuclear Operations a termination fee based on the amount of fixed and variable fees forgone by Entergy Nuclear Operations. In the event of any termination, Entergy Nuclear Operations will continue to operate under the Operating Agreement until the termination has been approved by the NRC and the operating responsibilities have been transferred to a qualified NRC-approved operator.

EquaGen Shared Services Agreement

Under the EquaGen Shared Services Agreement, (i) EquaGen will provide support services to Entergy Operations, Inc., the NRC-licensed operator of Entergy’s fleet of regulated utility nuclear power plants, and (ii) the parties will provide field and maintenance services to each other.

Provision of Support Services

The support services will be provided in the areas of business development, nuclear safety and licensing, emergency planning, operations support, oversight, planning and innovation, nuclear workforce planning, nuclear retention planning and senior management.

Chief Nuclear Officer

As part of the support services, EquaGen will provide Entergy Operations, Inc. with a contract nuclear officer who shall serve as Entergy Operations, Inc.’s Chief Nuclear Officer.

Delegations of Authority

In view of Entergy Operations, Inc.’s role as the operating licensee for Entergy’s regulated utility nuclear power plants, the duties delegated to EquaGen’s personnel providing support services to Entergy Operations, Inc. (including the contracted Chief Nuclear Officer) exclude decisions regarding matters unrelated to the activities of Entergy’s regulated utility nuclear power plants. The specific delegations of power set forth in the agreement include matters that allow urgent decisions to be made on a timely basis and without invoking the NRC’s license transfer provisions.

Provision of Field and Maintenance Services

Subject to certain conditions and to the terms of any applicable collective bargaining agreements, Entergy Operations, Inc. agrees to provide plant level personnel from time to time from Entergy’s regulated utility nuclear power plants for the performance of field and maintenance services at the nuclear power plants owned by us and at third-party nuclear power plants to which EquaGen has agreed to provide services. In turn, EquaGen agrees, subject to certain conditions and to the terms of any applicable collective bargaining agreements, to provide plant level personnel from our nuclear power plants for the performance of field and maintenance services at Entergy’s regulated utility nuclear power plants.

Fees

In order to comply with certain settlements entered into by the Entergy regulated utility companies with their retail regulators and consistent with FERC requirements, all services provided by EquaGen under the agreement will be charged at the lower of fair market value or “fully allocated cost.” All services provided by Entergy Operations, Inc. will be charged “at fully allocated cost” plus 5%.

Term

The EquaGen Shared Services Agreement continues until the expiration of the last operating license that remains in effect for Entergy’s regulated utility nuclear power plants subject to certain rights of earlier termination.

Entergy Services, Inc. Shared Services Agreement

Under the Entergy Services, Inc. Shared Services Agreement, Entergy Services, Inc. will provide management and technical services to EquaGen.

Provision of Support Services

The services to be provided are in the areas of operations support, administrative services, alliances, nuclear fuels procurement, materials procurement and contracts, information technology, project management, relicensing direction and engineering. Services under the Entergy Services, Inc. Shared Services Agreement may be provided directly or indirectly for the benefit of (i) EquaGen’s wholly-owned subsidiary, Entergy Nuclear Operations, or (ii) the owners or operators of third-party nuclear generating facilities to whom EquaGen or one of its subsidiaries has agreed to provide services.

Fees

In order to comply with certain settlements entered into by the Entergy regulated utility companies with their retail regulators and consistent with FERC requirements, EquaGen is required to pay to Entergy Services, Inc. the “fully-allocated cost” of the services provided plus 5%.

Term

The Entergy Services, Inc. Shared Services Agreement continues until the expiration of the last operating license that remains in effect for the nuclear power plant facilities operated by EquaGen or its subsidiaries, subject to certain rights of earlier termination.

Entergy Services, Inc. Corporate Services Agreement

Under the Entergy Services, Inc. Corporate Services Agreement, Entergy Services, Inc. will provide corporate services to EquaGen.

Provision of Support Services

The services to be provided will be in such general corporate areas as human resources, treasury, accounting, information technology and tax. Services under the Entergy Services, Inc. Corporate Services Agreement may be provided directly or indirectly for the benefit of EquaGen’s wholly-owned subsidiary, Entergy Nuclear Operations.

Fees

In order to comply with certain settlements entered into by the Entergy regulated utility companies with their retail regulators and consistent with FERC requirements, EquaGen is required to pay to Entergy Services, Inc. the “fully-allocated cost” of the services provided plus 5%.

Term

The agreement continues until the expiration of the last operating license that remains in effect for the nuclear power plant facilities operated by EquaGen or its subsidiaries, subject to certain rights of earlier termination.

Transition Services Agreement

We will enter into a transition services agreement with Entergy in connection with the separation. We refer to this agreement in this information statement as the “Transition Services Agreement.” Under the Transition Services Agreement we and Entergy will agree to provide certain services to each other for a specified period following the separation. The services to be provided may include services regarding business continuity and management, facilities management, data archiving, including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, telecommunications services and information technology services. The recipient of any services will generally pay an agreed-upon service charge and reimburse the provider any out-of-pocket expenses, including the cost of any third party consents required. In order to comply with certain settlements entered into by the Entergy regulated utility companies with their retail regulators, we are required to pay to Entergy the “fully allocated cost” of the services provided plus 5%.

Tax Matters Agreements

We will enter into a Federal Income Tax Matters Agreement with Entergy that generally will govern Entergy’s and our respective rights, responsibilities and obligations after the distribution with respect to federal income taxes for pre-separation tax years, attributable to our operations, and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a consolidated federal income tax return filed by Entergy. For additional information, see the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Tax Matters Agreements - Post-Separation.”

We also will enter into a State Tax and Federal Non-Income Tax Matters Agreement with Entergy that generally will govern Entergy’s and our respective rights, responsibilities and obligations after the distribution with respect to federal non-income, state and local taxes for pre-separation tax years, attributable to our operations, and the operations of our direct and indirect subsidiaries, whether or not such tax liability is reflected on a separate, consolidated, combined or unitary tax return filed by Entergy. For additional information, see the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Tax Matters Agreements - Post-Separation.”

The State Tax and Federal Non-Income Tax Matters Agreement also is expected to set forth the respective obligations among us and Entergy with respect to filing of federal non-income, state and local tax returns, the administration of federal non-income, state and local tax audits and contests, assistance and cooperation and other matters.

Notwithstanding the foregoing, we expect that, under the Federal Income Tax Matters Agreement and the State Tax and Federal Non-Income Tax Matters Agreement, we also generally will be responsible for any federal and state or local income taxes imposed on Entergy that arise from the failure of the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, to qualify as a tax-free reorganization for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or comparable state or local tax laws, to the extent that such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the Federal Income Tax Matters Agreement. In addition, we generally will be responsible for 50% of any federal and state or local taxes that arise from the failure of the distribution, all transfers pursuant to a trust exchange offer, and all trust distributions, together with certain related transactions, to qualify as a tax-free reorganization for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) or comparable state or local laws, if such failure is for any reason for which neither we nor Entergy is responsible. The Federal Income Tax Matters Agreement also is expected to impose restrictions on our and Entergy’s ability to engage in certain actions following our separation from Entergy. In addition, the Federal Income Tax Matters Agreement sets forth the respective obligations among us and Entergy with respect to filing of federal income tax returns, the administration of federal income tax audits and contests, assistance and cooperation and other matters.

Employee Matters Agreement

We will enter into an Employee Matters Agreement with Entergy and EquaGen prior to the distribution that will govern the compensation and employee benefit obligations with respect to our current and former employees and those of Entergy and EquaGen. The Employee Matters Agreement will allocate liabilities and responsibilities relating to employee compensation and benefits plans and programs and other related matters in connection with the distribution including, without limitation, the treatment of outstanding Entergy equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. Entergy Nuclear Operations will continue to honor or (if necessary) assume all relevant collective bargaining agreements for employees providing services in respect of EquaGen (other than through a Shared Services Agreement or similar arrangement), including all compensation and benefit obligations contained in those agreements. Once we establish our own compensation and benefits plans, we reserve the right, consistent with applicable contractual and statutory obligations, to amend, modify or terminate each such plan in accordance with the terms of that plan. With certain exceptions, the Employee Matters Agreement will provide that as of the consummation of the separation, our employees and those of EquaGen will cease to be active participants in, and we and EquaGen will generally cease to be a participating employer in, the benefit plans and programs maintained by Entergy. As of such time, our employees will generally become eligible to participate in all of our applicable plans. In general, we will credit each of our employees who transfers employment directly from Entergy or EquaGen on the date of the distribution or within 12 months after the date of the distribution with his or her service with Entergy and EquaGen prior to his or her transfer for all purposes under plans maintained by us, to the extent the corresponding Entergy and EquaGen plans give credit for such service and such crediting does not result in a duplication of benefits.

Except as specifically provided in the Employee Matters Agreement, Entergy will generally retain responsibility for, and will pay and be liable for, all wages, salaries, welfare, incentive compensation and employment-related obligations and liabilities with respect to obligations to our current employees for the period preceding the distribution, former employees not associated with our business and any current employees who are not otherwise transferred to employment with us in connection with the distribution (except to the extent those obligations are assumed by EquaGen). The Employee Matters Agreement may also provide for the transfer of assets and liabilities relating to the pre-distribution participation of our employees and former employees of our business in various Entergy retirement, welfare, incentive compensation and employee benefit plans from such plans to the applicable plans we adopt for the benefit of our employees or that EquaGen adopts for the benefit of its employees and former employees. Other than the assets being transferred pursuant to the Employee Matters Agreement, no fees will be paid by any party to the other party under the Employee Matters Agreement.

Enexus Nuclear Nebraska, LLC Support Services Agreement

In connection with the separation, Entergy Nuclear Nebraska, LLC (which will change its name to Enexus Nuclear Nebraska, LLC in connection with the separation) will enter into a Support Services Agreement with EquaGen (the ENN Support Services Agreement). Under the ENN Support Services Agreement, EquaGen will provide certain support services to Entergy Nuclear Nebraska, LLC to facilitate the services provided to the 800 MW Cooper Nuclear Station located near Brownsville, Nebraska pursuant to the contract between Entergy Nuclear Nebraska, LLC and the owner of the Cooper Nuclear Station (the Cooper Contract).

Provision of Support Services

Under the ENN Support Services Agreement, EquaGen is required to provide such services that Entergy Nuclear Nebraska, LLC is obligated to provide to the Cooper Nuclear Station under the Cooper Contract that the employees of Entergy Nuclear Nebraska, LLC are not directly capable of providing themselves. EquaGen agrees to provide such services at such times, for such periods and in such manner as Entergy Nuclear Nebraska, LLC may from time to time require. EquaGen will, as and to the extent required for Entergy Nuclear Nebraska, LLC, keep itself and its personnel responsible for providing the support services and, available to render such services to Entergy Nuclear Nebraska, LLC. EquaGen will also provide for Entergy Nuclear Nebraska, LLC such additional services as Entergy Nuclear Nebraska, LLC may require and which EquaGen in its discretion agrees to perform.

Fees

Entergy Nuclear Nebraska, LLC will be responsible for the payment of reasonable and customary fees for the provision of the support services by EquaGen.

Term

The agreement continues until the expiration of the Cooper Contract.

Nuclear Fuel and Fuel Services Purchase Agreement

In connection with the separation, Enexus Nuclear Fuels Company will enter into a Nuclear Fuel and Fuel Services Purchase Agreement with Entergy Nuclear Operations and each of our nuclear power plant subsidiaries. Under the Nuclear Fuel and Fuel Services Purchase Agreement, Enexus Nuclear Fuels Company will purchase all of the enriched uranium requirements for each nuclear power plant and will provide uranium concentrates, conversion services, enrichment services, and other services under the agreement (but not fuel fabrication services). Under the Nuclear Fuel and Fuel Services Purchase Agreement, Entergy Nuclear Operations is authorized to negotiate agreements to be signed by Enexus Nuclear Fuels Company for the purchase of fuel and fuel services. In addition, under the Nuclear Fuel and Fuel Services Purchase Agreement, Enexus Nuclear Fuels Company may designate Entergy Nuclear Operations or one of its agents or sub-agents within contracts with various suppliers of nuclear fuel or fuel services to serve as agent for Enexus Nuclear Fuels Company and each of the nuclear power plant subsidiaries to perform scheduling and other administrative services under the agreements with suppliers of nuclear fuel and fuel services. The Nuclear Fuel and Fuel Services Purchase Agreement will be in substantially the same form as current agreements between Entergy Nuclear Fuels Company and the Entergy subsidiaries that will become our nuclear power plant subsidiaries in connection with the separation.

Agreements Related to the Exchange Trust and Exchange Offer

In connection with the creation of the exchange trust and the exchange offer, we will enter into a trust agreement with Entergy and the trustee to the exchange trust. In addition, we will also enter into a registration rights agreement with Entergy. The following discussion summarizes the material provisions of the Exchange Trust Agreement and the Exchange Trust Registration Rights Agreement. We expect to enter into these agreements prior to the record date for the distribution.

Exchange Trust Agreement

On or prior to the separation, we will enter into a trust agreement with Entergy and the trustee to the exchange trust. Under the terms of the Exchange Trust Agreement, Entergy will transfer all of the shares of our common stock that were not distributed in connection with the separation to an irrevocable trust one day after the separation. After the transfer, the trustee of the exchange trust will own and hold legal title to the exchange trust shares for the benefit of Entergy and Entergy shareholders. Each Entergy shareholder’s beneficial interest in the exchange trust is equal to such shareholder’s pro rata ownership of shares of common stock of Entergy.

Transferability of Beneficial Interest

Entergy shareholders will not be able to assign, sell or otherwise transfer or divide their beneficial interest in the exchange trust. When an Entergy shareholder sells or otherwise transfers its shares of Entergy common stock, the Entergy shares will automatically carry with them the seller’s beneficial interest in the exchange trust. Entergy will not be able to assign, sell or otherwise transfer or divide its beneficial interest in the exchange trust except in the case of a merger, sale or transfer of all or substantially all of Entergy’s assets.

Duration of Trust

The term of the exchange trust is the earlier of (i) a period of 18 months or (ii) the date on which all exchange trust shares have been exchanged or distributed to Entergy shareholders, as described below; provided, however, in no event will the exchange trust dissolve if the exchange trust still holds any shares of our common stock.

Voting Rights

The trustee will vote all exchange trust shares with respect to all matters to come before shareholders at any Enexus shareholder meeting in the same proportion as all other shares are voted. The trustee will not enter into any other voting agreement with any other party. Entergy will not take any actions to directly influence any Enexus shareholder vote that occurs after the separation.

Release of Shares

The trustee will not distribute, sell or otherwise transfer the shares of our common stock held by the trust except in connection with a trust exchange offer or in connection with the trust distribution to Entergy’s shareholders, each as provided by the Exchange Trust Agreement or the Exchange Trust Registration Rights Agreement and described above. We will not record on our books any such distribution, sale or transfer that is not permitted below. In no event will the trustee deliver or return the exchange trust shares to Entergy. The trustee will release the shares in the following circumstances only:

•	Trust Exchange Offer. The trustee will deliver to the exchange agent at the closing of any trust exchange offer the required number of shares of our common stock to be exchanged with tendering Entergy shareholders. Subject to registration requirements, Entergy may conduct multiple trust exchange offers. See the section entitled “—Exchange Trust Registration Rights Agreement.”

•	Mandatory Trust Distribution of Enexus Shares. The trustee will deliver to Entergy’s distribution agent for distribution to Entergy’s shareholders of record on the record date any remaining retained Enexus shares upon the completion of the trust period and upon the satisfaction of certain conditions. The record date will be the first business day that is 10 days prior to the end of the trust period. However, Entergy has sole discretion to determine a different record date, provided that the record date is on a day the New York Stock Exchange is open for trading and between 30 and 10 days prior to the end of the trust period. In addition, Entergy must provide 10 days notice between the declaration of the record date and the record date.

•	Distribution of Enexus Shares Prior to a Merger Event. In the event we or Entergy merge into a non-wholly owned subsidiary and we or Entergy, as applicable, is not the surviving entity in such merger or enter into any other transaction where we or Entergy, as applicable, ceases to exist for U.S. federal income tax purposes, the trustee will deliver to Entergy’s distribution agent for distribution to Entergy’s shareholders any remaining retained Enexus shares at least one day prior to our or Entergy, as applicable, effectuating such merger or other transaction.

Fractional Shares

In connection with any trust exchange offer and, if necessary, any subsequent distribution to Entergy shareholders of our shares of common stock held by the exchange trust, the exchange agent and the distribution agent, respectively, shall aggregate and sell on behalf of Entergy shareholders fractional shares otherwise exchangeable or distributable to Entergy shareholders and pay such holders cash in lieu of fractional shares.

Limitation on M&A Events

During the trust period, the trustee will be prohibited from participating in any tender offer for our shares by us or any third party.

No Right to Tendered Shares

The exchange agent will deliver to Entergy any shares of Entergy common stock that are tendered in any trust exchange offer. The exchange trust shall not have any right to receive any shares of Entergy common stock that are tendered in any trust exchange offer.

Exchange Trust Registration Rights Agreement

The shares of our common stock held by the exchange trust after the separation may be deemed “restricted securities” as defined in Securities Act Rule 144. Accordingly, Entergy and the exchange trust will not be able to participate in a trust exchange offer or trust distribution pursuant to their obligations under the trust exchange arrangement without registration under the Securities Act (assuming, with respect to the trust distribution, an exemption from the registration requirements under the Securities Act is unavailable). Prior to the separation, we will enter into a registration rights agreement with Entergy under which, at the request of Entergy, we will use our reasonable best efforts to register the shares of our common stock that are held by the exchange trust in connection with any trust exchange offer (or the trust distribution, if necessary) under the Securities Act. As long as the exchange trust holds any shares of our common stock, Entergy can request registration in connection with a trust exchange offer, but we are not obligated to file a new registration statement if Entergy has previously completed three trust exchange offers. This limitation does not apply to a request for a registration in connection with the trust distribution.

Under the Exchange Trust Registration Rights Agreement, Entergy will have the right to determine all material terms and conditions of any trust exchange offer, including the timing of the commencement, the exchange ratio, the expiration date, any extension of a trust exchange offer and the number of shares of our common stock to be offered for exchange. The rights under the Exchange Trust Registration Rights Agreement will terminate once the exchange trust no longer holds any shares of our common stock. We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, except that Entergy will pay the fees and expenses of its separate advisors and legal counsel and all expenses in connection with the printing and distribution of the exchange offer prospectus.

In addition, we will indemnify each of Entergy and the trustee from and against any liabilities to which either Entergy or the trustee, as the case may be, becomes subject and which arise out of any alleged material misstatement or omission in any registration statement (including the prospectus contained therein), or information statement filed with the SEC pursuant to the Exchange Trust Registration Rights Agreement or any communications filed with the SEC in connection with such documents, except for any such material misstatement or omission included in information relating to Entergy or the trustee, as the case may be, that was furnished to us by or on behalf of Entergy or the trustee. Correspondingly, Entergy will indemnify us from and against any liabilities to which we become subject and which arise out of any alleged material misstatement or omission in any registration statement (including the prospectus contained therein) or information statement filed with the SEC pursuant to the Exchange Trust Registration Rights Agreement or any communications filed with the SEC in connection with such documents, provided that such material misstatement or omission was included in information relating to Entergy that was furnished to us by or on behalf of Entergy.

DESCRIPTION OF ENEXUS ENERGY STOCK

We have provided below a summary description of our capital stock. This description is not complete and is qualified in its entirety by the full text of our amended and restated certificate of incorporation and by-laws which have been filed as exhibits to the registration statement into which this information statement is incorporated. You should read the full text of our amended and restated certificate of incorporation and by-laws, as well as the provisions of applicable Delaware law.

General

The total number of authorized shares of capital stock of Enexus Energy will consist of  shares of common stock, par value $0.01 per share, and  shares of preferred stock, par value $0.01 per share. Based on the anticipated distribution ratio of one share of Enexus stock for each share of Entergy stock held as of the record date for the date of distribution, we expect to have approximately 37,797 holders of record immediately after the distribution based on the number of record holders of Entergy stock as of September 30, 2009.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held by them on all matters submitted to our shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders, except for the election of directors, must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Directors are elected by a plurality of the votes cast by shares entitled to vote.

Dividend Rights

Holders of our common stock will share equally on a per share basis in any dividend declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock.

Other Rights

Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock that may be then outstanding, all holders of common stock are entitled to share equally on a pro rata basis in all remaining assets.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There are no other subscription rights or conversion rights and there are no sinking fund provisions applicable to our common stock.

Upon completion of the distribution, all the outstanding shares of common stock will be validly issued, fully paid and nonassessable.

Amendment of By-laws

Except as otherwise provided by law, our certificate of incorporation or our by-laws, our by-laws may be amended, altered or repealed at a meeting of the stockholders provided that notice of such amendment, alteration or appeal is contained in the notice of such meeting or a meeting of our board of directors.

All such amendments must be approved by either the holders of a majority of the common stock or by a majority of the entire board of directors then in office.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of both a majority of the members of our board then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Special Meeting

A special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. Our charter provides that special meetings of stockholders may be called only by our board of directors, the chairman of our board, the person, if any, designated by our board of directors as the chief executive officer of our company, or by a majority of the members of the entire executive committee of our board of directors, if there shall be one.

Certain Anti-takeover Effects

General

Provisions of our certificate of incorporation and Delaware law could make it more difficult to consummate an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our board of directors. The provisions described below may reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt that is unfair to our stockholders. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, bylaws and Delaware law.

Our board of directors has no present intention to introduce additional measures that might have an anti-takeover effect; however, our board of directors expressly reserves the right to introduce these measures in the future.

Business Combinations

We are governed by Section 203 of the General Corporation Law of the State of Delaware (DGCL). Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. The stockholders cannot authorize the business combination by written consent.

The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

In general, Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Undesignated Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting distributions to shareholders;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the closing of the distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Classified Board of Directors

Our certificate of incorporation provides for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. Under Section 141 of the DGCL, directors serving on a classified board can only be removed for cause. The provision for our classified board may be amended, altered or repealed upon the affirmative vote of the holders of at least a majority of the voting power of the shares entitled to vote at an election of directors, or by a majority of the entire Board of Directors then in office.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

We expect that Class I directors will have an initial term expiring on the date of the 2010 annual meeting, Class II directors will have an initial term expiring on the date of the 2011 annual meeting and Class III directors will have an initial term expiring on the date of the 2012 annual meeting. After the separation, we expect our board will consist of   directors.

After the initial term of each class, our directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Our by-laws further provide that, generally, vacancies or newly created directorships in our board may only be filled by the vote of a majority of our board provided that a quorum is present and any director so chosen will hold office until the next election of the class for which such director was chosen.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareowner Services.

Listing

We intend to file an application to list our shares of common stock on the New York Stock Exchange. We expect that our shares will trade under the ticker symbol “EXS”. We have provided a confirmation to the New York Stock Exchange that prior to trading as of the original listing date, we believe we will have:

•	a closing price of at least $4 at the time of listing;

•	at least 400 U.S. stockholders of 100 shares or more;

•	at least 1,100,000 publicly held shares outstanding in the United States; and

•	an aggregate market value of publicly held shares of at least $60 million in the United States.

Limitation of Liability of Directors and Indemnification of Directors and Officers

We are a corporation organized under the laws of the State of Delaware. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our certificate of incorporation further provides that we shall indemnify our directors and officers to the fullest extent authorized or permitted by the DGCL, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of ours and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by our certificate of incorporation also includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Our by-laws provide, to the extent authorized from time to time by the board of directors, rights to indemnification to our employees and agents who are not directors or officers similar to those conferred to our directors and officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the separation, we anticipate that we will issue up to approximately $3.5 billion of debt securities prior to the completion of the separation. The debt will be incurred in the following transactions:

•	We expect to issue approximately $2.0 billion of our debt securities to Entergy in partial consideration of Entergy’s transfer to us of the non-utility nuclear business.

•	Entergy has informed us that it plans to exchange these debt securities for approximately $2.0 billion of debt securities that Entergy plans to issue prior to the separation. As a result of the exchange (should the exchange occur), the holders of the debt securities Entergy plans to issue prior to the separation will become holders of approximately $2.0 billion of our debt securities.

•	We expect to issue up to approximately $1.5 billion of additional debt securities directly to third-party investors. Out of existing cash on hand and the proceeds we receive from the issuance of debt securities directly to third-party investors, we expect to retain approximately $750 million, which we intend to use for working capital and other general corporate purposes. All of the remaining proceeds will be transferred to Entergy to settle intercompany indebtedness and to purchase certain assets from Entergy.

We will not receive any proceeds from either the issuance of approximately $2.0 billion of our debt securities or the exchange of those debt securities for Entergy debt securities. Entergy has informed us that the proceeds it receives from the issuance of its debt securities will be used to reduce outstanding Entergy debt, repurchase Entergy shares or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt securities we will issue, and the type of debt securities and entity that will issue the debt securities have not been finally determined, but will be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt securities ultimately issued could be different from the amount disclosed in this information statement.

In addition, we expect to issue up to $500 million of debt securities. The proceeds from the issuance of these debt securities will be used to provide cash collateral as credit support for reimbursement obligations in respect of letters of credit.

On December 23, 2008, we entered into a credit agreement, with Citigroup Global Markets Inc. and Goldman Sachs Lending Partners LLC, as joint bookrunners and joint lead arrangers, BNP Paribas, as administrative agent (the Administrative Agent), The Bank of Nova Scotia Trust Company of New York, as Collateral Agent (the Collateral Agent), Mizuho Corporate Bank, Ltd., as Syndication Agent, and certain lenders and issuers of letters of credit, pursuant to which the lenders agreed to make available to us a $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. Unless otherwise indicated, we refer to the credit agreement dated December 23, 2008, as amended on October 1, 2009, as the “Credit Agreement” in this information statement. We have both entered and expect to seek additional lien-based credit support arrangements and credit support facilities in respect of hedging and may enter into other financing arrangements intended to support our working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements. See the section entitled “—Senior Secured Credit Facility.”

Senior Secured Credit Facility

Overview

Upon our meeting certain conditions (including consummation of the reorganization and having available liquidity, immediately after the reorganization, of at least $1.25 billion) on or prior to July 1, 2010, the lenders that are parties to the Credit Agreement will make available to us a senior secured $1.2 billion revolving credit facility. The senior secured credit facility will terminate on December 23, 2011. We will have the option, on or before December 23, 2011, to increase the amount available under the senior secured credit facility by up to $475 million (the Facility Increase); provided that, among other things, we receive additional commitments from lenders for the amount of the Facility Increase, no event of default or default exists or would exist after giving effect to the Facility Increase and that we and our subsidiaries are in pro forma compliance with certain financial covenants. If we do not satisfy the conditions set forth in the Credit Agreement (including consummation of the reorganization and having available liquidity, immediately after the reorganization, of at least $1.25 billion) on or before July 1, 2010, the commitments of the lenders automatically terminate.

The senior secured credit facility will permit us to incur additional senior secured indebtedness that will benefit from a pari passu security interest in the Collateral (described below). This additional senior secured indebtedness, together with the outstanding commitments under the senior secured credit facility (including any Facility Increase), may not exceed an aggregate principal amount equal to $2.3 billion. No more than $250 million of such additional senior secured indebtedness may be credit support facilities supporting commodity hedging transactions that take the form of senior secured credit facilities or senior secured notes (the Additional Credit Support Basket).

The senior secured credit facility will also permit us, with certain exceptions, to enter into (i) commodity hedging transactions and (ii) credit support facilities supporting commodity hedging transactions, and in each case, we may designate the transactions or facilities to benefit from a pari passu security interest in the Collateral; provided that any commodity hedging transactions so designated may not be otherwise supported by other credit support. There is an express prohibition in the Credit Agreement on any speculative hedging transactions. There is no limit to the amount of commodity hedging transactions or the credit support facilities supporting hedging arrangements that we may enter into; however, the amount of credit support facilities that may be designated to benefit from a pari passu security interest in the Collateral may not exceed an aggregate principal amount equal to $1 billion (including the amount, if any, of the Additional Credit Support Basket).

The proceeds of the senior secured credit facility will be used for our ongoing working capital requirements and such requirements of certain of our subsidiaries following the reorganization and for general corporate purposes. The full amount of the senior secured credit facility will be available for the issuance of letters of credit, subject to sublimits to be established with each issuer.

Interest Rate and Fees

Borrowings under the senior secured credit facility will bear interest, at our option, at a rate equal to either (a) a fluctuating base rate determined by reference to the higher of (1) the administrative agent’s “prime rate” plus the applicable margin, and (2) the federal funds rate plus 1/2% plus the applicable margin (such higher rate, the ABR) subject to a floor equal to one-month adjusted LIBOR plus 1.00% per annum or (b) adjusted LIBOR plus the applicable margin. The applicable margin will initially be equal to 2.5% per annum for base rate loans and 3.5% per annum for LIBOR loans, but will fluctuate according to the leverage-based pricing grid set forth in the Credit Agreement. Upon a payment default in respect of principal, interest or other amounts due and payable under the Credit Agreement or related loan documents, (1) in the case of overdue principal, interest shall accrue at the rate otherwise applicable to such principal, plus 2.00% per annum, and (2) for all other overdue amounts, interest shall accrue at the rate applicable to base rate loans plus 2.00% per annum.

In addition to paying interest on any outstanding principal under the senior secured credit facility, we will also be required to pay customary letter of credit fees, as well as fronting fees, to banks that issue letters of credit pursuant to the Credit Agreement. The Credit Agreement also requires us to pay an unused commitment fee to the lenders in respect of the average daily commitments thereunder (reduced by the aggregate outstanding principal amount of loans, the outstanding amount of reimbursement obligations in respect of drawings under all letters of credit and the aggregate amount available to be drawn under all letters of credit) both before and after the senior secured credit facility is made available to us. The commitment fee rate is 0.75% per annum.

Guarantees and Security

At the time the senior secured credit facility is made available to us, all obligations under the senior secured credit facility will be unconditionally guaranteed by all of our material wholly-owned domestic subsidiaries (the Guarantors) that are not designated as excluded subsidiaries in accordance with the senior secured credit facility. At such time, all obligations under the senior secured credit facility, including the guarantees of those obligations, will be secured by substantially all of our assets and the assets of each Guarantor, including, but not limited to, a pledge of the equity interests and limited liability company interests held by us and each Guarantor, subject to certain exceptions and exclusions (including fee owned and leasehold real property located in the State of New York) (collectively, the Collateral).

On December 23, 2008, we entered into a Collateral Agency and Intercreditor Agreement with the Administrative Agent, in its capacity as representative of the lenders under the Credit Agreement, and the Collateral Agent. On October 1, 2009, the Intercreditor Agreement was amended and restated in connection with the amendment to the credit agreement. Unless otherwise indicated, we refer to the Collateral Agency and Intercreditor Agreement dated December 23, 2008, as amended on October 1, 2009, as the “Intercreditor Agreement” in this information statement. At the time that the senior secured credit facility is made available to us, the Intercreditor Agreement will also be executed by the Guarantors. At that time or thereafter, the Intercreditor Agreement also will be executed by certain secured hedge counterparties, secured credit support facility providers (or representatives thereof) and certain other lenders (or representatives thereof) providing additional senior secured indebtedness (together with the lenders and the issuing banks under the senior secured credit facility, and all other secured parties under such credit support facilities and additional senior secured indebtedness, collectively, the Senior Secured Parties). The Intercreditor Agreement (i) sets forth the voting rights and mechanics as among the Senior Secured Parties, (ii) provides certain Senior Secured Parties the ability, upon an Intercreditor Agreement event of default, to direct enforcement against the Collateral without the consent of other Senior Secured Parties and (iii) provides for the order for application of payments from (a) proceeds received from any such enforcement against the Collateral, and (b) certain insurance proceeds received in respect of certain material casualty or condemnation events.

Certain Covenants

The Credit Agreement contains a number of negative covenants that, among other things, restrict, subject to certain exceptions, the ability of us and our restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances in or to other persons;

•	repay, redeem or repurchase certain indebtedness;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements, including agreements governing certain indebtedness;

•	enter into agreements that restrict the granting of liens to secure senior indebtedness or that restrict the ability of our restricted subsidiaries to make loans or distributions to us;

•	change our lines of business or fiscal year; and

•	engage in speculative hedging transactions.

We will not be subject to certain of the foregoing restrictions until after the senior secured credit facility is made available to us.

In addition, after the senior secured credit facility is made available to us, the Credit Agreement will require us and our restricted subsidiaries, on a consolidated basis, to not exceed a maximum total leverage ratio and to maintain a minimum interest coverage ratio, in each case, for the most recently ended period of four consecutive fiscal quarters at levels set forth in the Credit Agreement.

Following the occurrence of certain material casualty or condemnation events, we may be required, subject to certain reinvestment rights and subject to the terms of the Intercreditor Agreement, to permanently reduce the commitments in respect of the senior secured credit facility and to repay any outstanding amounts in excess of the reduced commitment amount.

The Credit Agreement also contains certain customary affirmative covenants and events of default (including events resulting in a change of control).

Certain Lien-Based Hedging Arrangements and Credit Support Facilities

We intend to move to a lien-based credit support structure for certain of our commodity hedging arrangements in order to supplement our past practice of providing credit support in the form of cash and letters of credit for our out-of-the-money exposure under certain commodity transactions. Under this structure, our obligations to the hedge counterparties would be secured by the Collateral Agent’s lien on the Collateral. In addition, we also intend to enter into commodity credit revolvers, credit commodity posting facilities, novation or other third-party guarantees or credit support with respect to commodity hedge transactions, each of which may also be secured by the Collateral Agent’s liens on the Collateral. Any such liens will be pari passu with our obligations under the senior secured credit facility (including any Facility Increase) and any additional senior secured indebtedness. The senior secured credit facility will prohibit us from entering into, and both the senior secured credit facility and the indenture for our debt securities are expected to prohibit us from securing or providing lien-based credit support for, speculative hedging arrangements.

During the 12 month period ending September 30, 2009, our net obligations under all our commodity-related credit support agreements (assuming expected credit terms) ranged from a minimum level of $102 million to a maximum of $168 million depending on market prices and volumes under contract at that time. During this time, our net obligations under hedging arrangements for which we expect to provide lien-based credit support after the separation ranged from a low of $0 to a high of $8 million.

Based on market prices and outstanding hedge volumes as of September 30, 2009, our total commodity-related credit support obligations and those expected to be covered under lien-based credit support would be approximately $110 million and $8 million, respectively.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Entergy shareholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company, the distribution and the separation, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable contract or document.

After the Form 10, of which this information statement is a part, is declared effective, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1 (800) SEC-0330 for further information about the public reference room.

We maintain an Internet site at http://www.enexusenergy.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10 of which this information statement is a part.

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term

Average price realized per MWh	As reported revenue per MWh billed for all non-utility nuclear operation, excluding revenue from the amortization of the Palisades below market power purchase agreement
BTU	British Thermal Unit
capacity factor	Actual plant output divided by maximum potential plant output for the period
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act of 1980
CO2	Carbon dioxide
Code	Internal Revenue Code
DOE	United States Department of Energy
Entergy	Entergy Corporation and its direct and indirect subsidiaries
EPA	United States Environmental Protection Agency
Exchange Trust Agreement	The trust agreement by and among Entergy, Enexus Energy and the trustee for the exchange trust
Exchange Trust Registration Rights Agreement	The registration rights agreement by and between Entergy and Enexus Energy
FASB	Financial Accounting Standards Board
FCA	Forward capacity auction
FCM	Forward capacity market
FERC	Federal Energy Regulatory Commission
FitzPatrick	James A. FitzPatrick nuclear power plant, located in Oswego County, New York
forced loss rate	The loss rate from forced outages, which forced outages are a measure of lost production due to unplanned unit outages
FSP	FASB Staff Position
GW	Gigawatt
GWh	Gigawatt-hour(s)
GWh billed	Total number of GWh billed to all customers
Indian Point 2	Indian Point Energy Center Unit 2 nuclear power plant, located in Westchester County, New York
Indian Point 3	Indian Point Energy Center Unit 3 nuclear power plant, located in Westchester County, New York
Indian Point Energy Center	Indian Point Energy Center Unit 2 and Unit 3
installed capacity	The optimal output, measured in MW, of a nuclear power plant when the plant is operating at its design conditions
IRS	Internal Revenue Service
ISO	Independent System Operator
ISO-NE	ISO New England, the market into which Vermont Yankee and Pilgrim sell power

Joint Venture Agreements	Refers to both the Formation Agreement and the Limited Liability Company Agreement of EquaGen LLC
kW	Kilowatt
kWh	Kilowatt-hour(s)
LSE	Load serving entity
MISO	Midwest ISO, the market into which Palisades sells power
MMBtu	One million British Thermal Units
MW	Megawatt(s), which equals one thousand kilowatt(s)
MWh	Megawatt-hour(s)
NEIL	Nuclear Electric Insurance Limited
NERC	North American Electric Reliability Corporation, a self-regulatory organization, overseen by the FERC, that was formed in 1968 by the electric utility industry to promote the reliability and adequacy of bulk power supply
natural gas basis (transportation)	The spread between prices for natural gas in the Henry Hub, the pricing point for natural gas futures contracts traded on the New York Mercantile Exchange, and other regions of the United States. The spread takes into account the transportation costs to move natural gas from the Henry Hub to the other reference point used to determine the spread.
net MW in operation	Installed capacity owned and operated
net revenue	Operating revenues less fuel and fuel-related expenses
New York Rest of State	The regions, other than New York City, that are administered by the NYISO
NOx	Mono-nitrogen oxides (NO and NO2)
NPDES	National Pollutant Discharge Elimination System
NRC	Nuclear Regulatory Commission
NYDEC	New York State Department of Environmental Conservation
NYISO	New York ISO, the market into which Indian Point 2, Indian Point 3 and FitzPatrick sell power
NYPA	New York Power Authority
NYPSC	New York State Public Service Commission
Operating Agreements	Refers collectively to each operating agreement between each wholly-owned subsidiary that owns our nuclear power plants and Entergy Nuclear Operations, Inc. to be entered into in connection with the separation
Palisades	Palisades power plant, located in Covert, Michigan
peak load	The amount of power required to supply customers at times when the need is greatest
Pilgrim	Pilgrim Nuclear Station nuclear power plant, located near Plymouth, Massachusetts
PPA	Power purchase agreement
PRP	Potentially responsible party (a person or entity that may be responsible for remediation of environmental contamination)

PUHCA 2005	Public Utility Holding Company Act of 2005, which repealed the Public Utility Holding Company Act of 1935
refueling outage duration	Number of days lost for scheduled refueling outage during the period
RGGI	Regional Greenhouse Gas Initiative
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards as promulgated by the FASB
Shared Services Agreements	Refers collectively to the services agreements between EquaGen LLC and certain subsidiaries of Entergy to be entered into in connection with the separation
SO2	Sulfur dioxide
TWh	Terawatt-hour(s), which equals one billion kilowatt-hours
unforced capacity	Unforced capacity is the percentage of installed capacity available after a unit’s forced outage rate is calculated
unit-contingent	Transaction under which power is supplied from a specific generation asset; if the asset is not operating, the seller is generally not liable to the buyer for any damages
unit-contingent with guarantee of availability	Provides for payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold
VANR	Vermont Agency of Natural Resources
Vermont Yankee	Vermont Yankee nuclear power plant, located in Vernon, Vermont

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Except as otherwise indicated or unless the context otherwise requires, “Enexus Energy,” “we,” “us,” “our” and “our company” refer to Enexus Energy Corporation and its consolidated subsidiaries, including EquaGen LLC; “EquaGen” refers to EquaGen LLC and its consolidated subsidiaries, a joint venture with equal ownership between us and Entergy; “our business” refers to our business as will be conducted by Enexus Energy; and “Entergy Nuclear Operations” refers to Entergy Nuclear Operations, Inc. which, after the separation will change its name to EquaGen Nuclear LLC and will become a subsidiary of EquaGen LLC. Unless otherwise indicated, information is presented as of [                 ], 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of Entergy Corporation and Subsidiaries, owner of Entergy Nuclear:

We have audited the accompanying combined balance sheets of Entergy Nuclear (non-utility nuclear business of Entergy Corporation and Subsidiaries as defined in Note 1 to the combined financial statements) (the “Company”) as of December 31, 2008 and 2007, and the related combined income statements, combined statements of shareholders’ net investment and comprehensive income, and combined statements of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Entergy Nuclear as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
September 16, 2009

COMBINED INCOME STATEMENTS

	For the Years Ended December 31,
	2008	2007	2006
	(In Thousands)

OPERATING REVENUES

Operating Revenues	$2,558,378	$2,029,666	$1,544,873

OPERATING EXPENSES

Operation and Maintenance:
Fuel and fuel-related expenses	211,222	168,860	141,026
Nuclear refueling outage expenses	129,538	105,885	91,457
Other operation	659,855	645,903	534,208
Maintenance	131,130	138,480	117,742
Depreciation and amortization	126,616	99,265	71,755
Decommissioning expense	93,512	78,607	35,537
Taxes other than income taxes	87,687	78,550	62,285

TOTAL	1,439,560	1,315,550	1,054,010

OPERATING INCOME	1,118,818	714,116	490,863

OTHER INCOME (LOSSES)

Interest and dividend income	107,068	102,842	83,161
Other than temporary impairment losses	(49,656)	–	–
Miscellaneous - net	384	(715)	(427)

TOTAL	57,796	102,127	82,734

INTEREST AND OTHER CHARGES

Interest expense to associated companies	136,888	103,450	90,958
Interest expense - other	3,484	14,722	17,530

TOTAL	140,372	118,172	108,488

INCOME BEFORE INCOME TAXES	1,036,242	698,071	465,109
Income taxes	365,748	212,023	188,318

NET INCOME	$670,494	$486,048	$276,791

See Notes to Combined Financial Statements.

COMBINED BALANCE SHEETS
ASSETS

	December 31,
	2008	2007
	(In Thousands)

CURRENT ASSETS

Cash and cash equivalents:
Cash	$3,479	$3,726
Temporary cash investments	409,195	425,133

Total cash and cash equivalents	412,674	428,859

Prepaid taxes	105,265	19,592
Accounts receivable - customer	210,856	197,440
Materials and supplies - at average cost	266,673	234,527
Deferred nuclear refueling outage costs	112,983	127,523
Fair value of derivative instruments	123,750	-
Prepayments and other	16,061	20,071

TOTAL	1,248,262	1,028,012

OTHER PROPERTY AND INVESTMENTS

Decommissioning trust funds	1,688,852	1,937,601
Other	9,041	3,064

TOTAL	1,697,893	1,940,665

PROPERTY, PLANT, AND EQUIPMENT

Electric plant	3,259,530	2,971,825
Construction work in progress	249,518	189,574
Nuclear fuel	506,138	510,907

TOTAL PROPERTY, PLANT, AND EQUIPMENT	4,015,186	3,672,306
Less - accumulated depreciation and amortization	425,767	309,308

PROPERTY, PLANT, AND EQUIPMENT - NET	3,589,419	3,362,998

DEFERRED DEBITS AND OTHER ASSETS

Decommissioning contract	453,532	432,872
Payments in lieu of property taxes	183,206	202,971
Fair value of derivative instruments	83,964	-
Other	87,375	50,601

TOTAL	808,077	686,444

TOTAL ASSETS	$7,343,651	$7,018,119

See Notes to Combined Financial Statements.

COMBINED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31,
	2008	2007
	(In Thousands)

CURRENT LIABILITIES

Currently maturing long-term debt	$29,549	$28,056
Loans payable - associated companies	513,031	1,256,627
Accounts payable:
Associated companies	70,976	125,093
Other	242,204	217,475
Pension and other postretirement liabilities	4,635	3,613
Palisades purchased power agreement	52,520	76,223
NYPA value sharing accrual	72,000	72,000
Other	4,616	8,423

TOTAL	989,531	1,787,510

NON-CURRENT LIABILITIES

Accumulated deferred income taxes and taxes accrued	1,016,142	780,741
Decommissioning	1,228,673	1,141,552
Pension and other postretirement liabilities	446,169	313,581
Payments in lieu of property taxes	141,308	158,619
Long-term debt	188,473	210,732
Palisades purchased power agreement	240,540	293,060
Other	-	29,741

TOTAL	3,261,305	2,928,026

Commitments and Contingencies

SHAREHOLDERS’ EQUITY

Shareholders’ net investment	3,078,735	2,208,440
Accumulated other comprehensive income	14,080	94,143

TOTAL	3,092,815	2,302,583

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,343,651	$7,018,119

See Notes to Combined Financial Statements.

COMBINED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007	2006
	(In Thousands)

Operating Activities:
Combined net income	$670,494	$486,048	$276,791
Adjustments to reconcile combined net income to net cash flow provided by operating activities:
Amortization of nuclear fuel	171,420	133,117	107,929
Amortization of Palisades purchased power agreement	(76,223)	(50,216)	-
Accretion of decommissioning contract	(20,660)	(19,720)	(18,821)
Depreciation, amortization, and decommissioning	220,128	177,872	107,292
Deferred income taxes and non-current taxes accrued	235,401	258,485	298,457
Changes in working capital:
Accounts receivable	(13,416)	(55,576)	(7,588)
Accounts payable	(29,388)	66,093	89,537
Prepaid taxes and taxes accrued	(85,673)	(22,622)	139,252
Deferred nuclear refueling outage costs	14,540	(46,753)	11,978
Other working capital accounts	(31,943)	(60,896)	42,214
Other	8,298	(28,048)	(239,412)

Net cash flow provided by operating activities	1,062,978	837,784	807,629

Investing Activities:
Construction/capital expenditures	(271,901)	(259,977)	(302,865)
Palisades acquisition	-	(336,211)	-
Nuclear fuel purchases	(134,384)	(225,684)	(100,015)
Decrease in other investments	(5,017)	-	-
NYPA value sharing payment	(72,000)	-	-
Proceeds from nuclear decommissioning trust fund sales	918,149	1,293,369	503,498
Investment in nuclear decommissioning trust funds	(949,449)	(1,354,893)	(550,837)

Net cash flow used in investing activities	(514,602)	(883,396)	(450,219)

Financing Activities:
Loans from associated companies	-	342,549	34,901
Loan repayments to associated companies	(743,596)	(7,737)	(93,861)
Long-term debt repayments	(20,766)	(87,006)	(75,897)
Capital contributions from owners	206,077	15,465	44,568
Returns of capital and dividends	(6,276)	(172,609)	(95,653)

Net cash flow provided by (used in) financing activities	(564,561)	90,662	(185,942)

Net increase in cash and cash equivalents	(16,185)	45,050	171,468

Cash and cash equivalents at beginning of period	428,859	383,809	212,341

Cash and cash equivalents at end of period	$412,674	$428,859	$383,809

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) during the period for:
Interest - net of capitalized interest	$178,983	$89,277	$89,961
Income taxes	$62,246	$71,355	$(69,601)

Non-cash capital returns to owners	$-	$76,640	$-
Non-cash debt incurred	$-	$-	$28,531

See Notes to Combined Financial Statements.

COMBINED STATEMENTS OF SHAREHOLDERS’ NET INVESTMENT
AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2008		2007		2006
	(In Thousands)

SHAREHOLDERS’ NET INVESTMENT

Shareholders’ Net Investment - Beginning of period	$2,208,440		$1,958,076		$1,732,370
Combined net income	670,494	670,494	486,048	$486,048	276,791	$276,791
Capital contributions from owners	206,077		15,465		44,568
Capital returns and dividends to owners	(6,276)		(249,249)		(95,653)
FIN 48 implementation	-		(1,900)		-

Shareholders’ Net Investment — End of period	$3,078,735		$2,208,440		$1,958,076

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance at beginning of period:
Accumulated derivative instrument fair value changes	($6,209)		($100,510)		($389,402)
Pension and other postretirement liabilities	(21,259)		(22,290)		(3,235)
Net unrealized investment gains	121,611		104,552		67,099

Total	94,143		(18,248)		(325,538)

Net derivative instrument fair value changes arising during the period (net of tax expense of $78,837, $57,120, and $187,410)	137,338	137,338	94,301	94,301	288,892	288,892
Pension and other postretirement liabilities (net of tax expense (benefit) of ($49,117), $11,766, and ($29,777))	(91,388)	(91,388)	1,031	1,031	(19,055)	-
Net unrealized investment gains (losses) (net of tax expense (benefit) of ($108,049), $23,562, and $28,428)	(126,013)	(126,013)	17,059	17,059	37,453	37,453
Balance at end of period:
Accumulated derivative instrument fair value changes	131,129		(6,209)		(100,510)
Pension and other postretirement liabilities	(112,647)		(21,259)		(22,290)
Net unrealized investment gains	(4,402)		121,611		104,552

Total	$14,080		$94,143		($18,248)

Comprehensive Income		$590,431		$598,439		$603,136

See Notes to Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Entergy Nuclear (the Company) present the stand-alone financial position, results of operations, and cash flows of Entergy’s Non-Utility Nuclear segment and Entergy Nuclear Finance Holding, a wholly-owned Entergy subsidiary that provides financing to Entergy’s Non-Utility Nuclear business. The Company owns six operating nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. The Company’s power plants have nearly 5,000 megawatts of generating capacity, most of which is located in the northeastern United States. Entergy intends to distribute its ownership interest in the Company to Entergy’s shareholders in a spin-off and related and related transactions.

The combined financial statements are comprised of companies included in Entergy’s consolidated financial statements and accounting records, using their historical basis of assets and liabilities. Intercompany accounts and transactions have been eliminated in the combined financial statements.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles, the preparation of the Company’s combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenue Recognition

The Company derives almost all of its revenue from sales of electric power generated by the six nuclear power plants that it owns. The Company recognizes revenue from electric power sales when it delivers power to its customers.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost. Depreciation is computed on the straight-line basis over the estimated remaining service lives of the plants, which as of December 31, 2008 ranged from 22 to 26 years, and takes into account renewal of the original operating licenses. Nuclear fuel is amortized using a units-of-production method. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses.

Capitalized Interest

Capitalized interest represents the costs of funds used for capital construction projects. These costs are capitalized as part of the cost of the project and are expensed over the life of the asset through depreciation.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Income Taxes

Entergy Corporation and the majority of its subsidiaries, including all of the Company’s entities, file a consolidated federal income tax return. Federal income taxes have been provided by the Company on the basis of its separate company income and deductions in accordance with established practices of the consolidated tax group

Notes to Financial Statements

under Entergy’s intercompany tax allocation agreement. In accordance with the intercompany tax allocation agreement, each company is responsible for its separate company tax. To the extent a company has a taxable loss that is utilized by other members of the consolidated return group, the loss company is reimbursed for the use of its loss.

In accordance with SFAS 109, “Accounting for Income Taxes,” deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carry-forward. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Payments in Lieu of Property Taxes

The State of New York enacted property tax legislation in 2001 allowing taxing authorities to enter into long-term payments in lieu of tax (PILOT) agreements with nuclear plants. The Company subsequently entered into PILOT agreements with the local taxing jurisdictions in conformity with the property tax legislation. Under these agreements, the Company made long-term payments that have been recognized as prepayments. The Company is making specified fixed annual PILOT payments through 2014. The Company has recorded the net present value of the agreement obligations as non-current liabilities and has recorded a related deferred asset in order to properly recognize the expenses associated with these agreements.

Stock-based Compensation Plans

The Company participates in Entergy’s employee compensation plans. Entergy grants stock options to key employees of the Company, which is described more fully in Note 8 to the financial statements. Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for stock options. Awards under Entergy’s plans vest over three years.

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Investments

The Company applies the provisions of SFAS 115, “Accounting for Investments for Certain Debt and Equity Securities,” in accounting for investments in decommissioning trust funds. As a result, the Company records the decommissioning trust funds at their fair value on the balance sheet. Unrealized gains and losses recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders’ equity because these assets are classified as available for sale unless an unrealized loss is other than temporary and therefore recorded in earnings. The assessment of whether an investment has suffered an other than temporary impairment is based on a number of factors including, first, whether the Company has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. The Company records realized gains and losses on the debt and equity securities held in its decommissioning trust accounts generally using the specific identification method to determine the cost basis of the securities. See Note 12 to the financial statements for details on the decommissioning trust funds and other than temporary impairments recorded.

Decommissioning Liabilities

The Company records liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. Substantially all of the Company’s asset retirement obligations consist of its liability for decommissioning its nuclear power plants. These liabilities are recorded at their fair values

Notes to Financial Statements

(which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets.

Decommissioning Contract

For the Indian Point 3 and FitzPatrick plants purchased in 2000 from the Power Authority of New York (NYPA), NYPA retained the decommissioning trusts and the decommissioning liabilities. NYPA and Entergy executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require Entergy to assume the decommissioning liabilities after expiration of the original plant operating licenses provided that it assigns the corresponding decommissioning trust, up to a specified level, to Entergy. If the decommissioning liabilities are retained by NYPA, Entergy will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. These agreements are discussed further in Note 5 to the financial statements. The Company recorded an asset representing its estimate of the present value of the difference between the stipulated contract amount for decommissioning the plants less the decommissioning cost estimated in an independent decommissioning cost study. The asset is increased by monthly accretion based on the applicable discount rate necessary to ultimately provide for the estimated future value of the decommissioning contract. The monthly accretion is recorded as interest income.

Derivative Financial Instruments and Commodity Derivatives

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” requires that all derivatives be recognized on the balance sheet, either as assets or liabilities, at fair value, unless they meet the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel are exempted under the normal purchase, normal sales criteria of SFAS 133. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified as earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

The Company has determined that contracts to purchase uranium do not meet the definition of a derivative under SFAS 133 because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and the Company begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with the Company’s other derivative instruments.

Fair Values

The estimated fair values of the Company’s financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore,

Notes to Financial Statements

estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flow expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. The Company presents these taxes on a net basis, excluding them from revenues.

New Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities may be recorded at fair market value at the date of acquisition if certain criteria are met. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures and affects the presentation of minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date.

In March 2008 the FASB issued Statement of Financial Accounting Standards No. 161 “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161), which requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In December 2008 the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), that requires enhanced disclosures about plan assets of defined benefit pension and other postretirement plans, including disclosure of each major category of plan assets using the fair value hierarchy and concentrations of risk within plan assets. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009.

Notes to Financial Statements

Effective January 1, 2009, the Company adopted FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether the Company has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if the Company does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment shall have been considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, the Company will record an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax).

NOTE 2.	INCOME TAXES

Income tax expenses from continuing operations for 2008, 2007, and 2006 for the Company consist of the following:

	2008	2007	2006
	(In Thousands)

Current:
Federal	$216,388	($92,482)	$634,921
State	(1,477)	(45,149)	32,480

Total	214,911	(137,631)	667,401
Deferred - net:
Federal	167,639	322,626	(518,082)
State	(16,791)	27,044	38,999

Total	150,848	349,670	(479,083)
Investment tax credit adjustments - net	(11)	(16)	-

Income tax expense from continuing operations	$365,748	$212,023	$188,318

Total income taxes from continuing operations for the Company differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for 2008, 2007, and 2006 are:

	2008	2007	2006
	(In Thousands)

Combined net income	$670,494	$486,048	$276,791
Income taxes	365,748	212,023	188,318

Pretax income	$1,036,242	$698,071	$465,109

Computed at statutory rate (35)%	$362,685	$244,325	$162,788
Increases (reductions) in tax resulting from:
State income taxes net of federal income tax effect	(6,072)	(4,836)	20,066
Decommissioning trust fund basis	(417)	(35,684)	-
Permanent differences	(3,534)	(7,383)	2,964
Tax reserves	15,780	10,900	2,000
Other - net	(2,694)	4,701	500

Total income taxes	$365,748	$212,023	$188,318

Effective Income Tax Rate	35.3%	30.4%	40.5%

Notes to Financial Statements

Significant components of net deferred and noncurrent accrued tax liabilities for the Company and subsidiaries as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Thousands)

Deferred and Noncurrent Accrued Tax Liabilities:
Plant-related basis differences	(443,405)	(711,540)
Power purchase agreements	(2,110,134)	(465,403)
Nuclear decommissioning trusts	(463,880)	(430,908)
Other	(140,358)	(106,973)

Total	(3,157,777)	(1,714,824)

Deferred Tax Assets:
Net operating loss carryovers	143,641	423,316
Power purchase agreements	1,505,221	133,810
Deferred revenues	11,178	4,226
Pension-related items	176,760	137,790
Nuclear decommissioning liabilities	239,814	240,590
Other	73,818	14,432
Valuation allowance	(8,797)	(20,081)

Total	2,141,635	934,083

Net deferred and noncurrent accrued tax liability	($1,016,142)	($780,741)

At December 31, 2008, the Company had estimated federal net operating loss carryovers of $347 million. If the federal net operating loss carryovers are not utilized, they will expire in the year 2025.

At December 31, 2008, the Company had estimated state net operating loss carryovers of $483.5 million. If the state net operating loss carryovers are not utilized, they will expire in the years 2010 through 2018.

For 2008 and 2007, valuation allowances are provided against federal and state capital loss carryovers, and certain state net operating loss carryovers.

Income Tax Audits and Litigation

Entergy or one of its subsidiaries files U.S. federal and various state and foreign income tax returns. Other than the matters discussed below, the IRS’ and substantially all state taxing authorities’ examinations are completed for years before 2004.

On February 21, 2008, the IRS issued a Statutory Notice of Deficiency for the year 2000. A Tax Court Petition was filed in the second quarter of 2008. This petition challenges the IRS assessment on the issue of the allowance of depreciation deductions that resulted from Entergy’s purchase price allocations on its acquisitions of its Non-Utility Nuclear plants. The total tax included in IRS Notices of Deficiency on this issue is $7 million. The federal and state tax and interest associated with this issue total $45 million for all open tax years.

The IRS commenced an examination of Entergy’s 2004 and 2005 U.S. federal income tax returns in the fourth quarter 2007.

In December 2008 Entergy reached settlement with the IRS related to the following:

•	The recognition of a capital loss from the sale of stock in one of Entergy’s Non-Nuclear wholesale subsidiaries. Entergy sustained $374 million of the capital loss.

Notes to Financial Statements

•	Mark-to-market deductions claimed by the Non-Utility Nuclear subsidiaries for wholesale power contracts for which the settlement resulted in no material effect on results of operations, financial position, and cash flows.

•	Mark-to-market deductions claimed for wholesale power contracts held by its Utility operating companies and a Non-Nuclear Wholesale subsidiary for which the settlement results in no material effect on results of operations, financial position, and cash flows.

Because Entergy has consolidated net operating losses that carryover to 2004 and 2005, these settlements have the effect of reducing the consolidated net operating loss carryover and no payments to the IRS are anticipated at this time.

The Company has deposits and overpayments of $136 million on account with the IRS to cover its uncertain tax positions.

FASB Interpretation No. 48

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) was issued in June 2006. FIN 48 establishes a “more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $2 million, which was accounted for as a reduction to the January 1, 2007 balance of shareholders’ net investment. The reconciliation of unrecognized tax benefits for Entergy for 2008 presents amounts before consideration of deposits on account with the IRS. The reconciliation of uncertain tax benefits for 2007 has been revised to conform to this presentation. The “Amount to reflect uncertain tax benefits gross of deposits” provides for comparative presentation. A reconciliation of the Company’s beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
	(In Thousands)

Balance at January 1, as previously reported in the Form 10		$803,903
Amount to reflect uncertain tax benefits gross of deposits		21,279
Balance at January 1, adjusted for deposits	$840,768	825,182
Additions based on tax positions related to the current year	7,066	92,001
Additions for tax positions of prior years	174,143	165,751
Reductions for tax positions of prior years	(130,092)	(231,429)
Settlements	(818,936)	(10,601)
Lapse of statute of limitations	-	(136)

Balance at December 31	$72,949	$840,768

The balances of unrecognized tax benefits include $61 million and $39 million as of December 31, 2008 and 2007, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $12 million and $802 million as of December 31, 2008 and 2007, respectively, if disallowed, would not affect the annual effective income tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. The Company accrues interest and

Notes to Financial Statements

penalties expenses related to unrecognized tax benefits in income tax expense. The Company’s December 31, 2008 and 2007 balances of unrecognized tax benefits include approximately $11.1 million and $8.6 million, respectively, accrued for the possible payment of interest and penalties.

The Company does not expect that total unrecognized tax benefits will significantly change within the next twelve months; however, the results of pending litigation and audit issues could result in significant changes.

NOTE 3.	LOANS PAYABLE - ASSOCIATED COMPANIES, LONG-TERM DEBT, AND CREDIT FACILITY

Loans payable - associated companies and long-term debt for the Company as of December 31, 2008 and 2007 consisted of:

	Amounts Outstanding
	2008	2007
	(In Thousands)

Loans Payable - associated companies:
$400 million available, expires March 2012	$41,609	$352,381
$691.9 million available, expires September 2011	-	1,283
$200 million available, expires July 2010	136,972	136,972
$120 million available, expires December 2009	-	115,483
$225 million available, expires October 2009	-	195,068
Advance from Entergy Corporation, non-interest bearing	-	72,440
$350 million available, expires February 2013	4,450	32,000
$21 million note, due July 2008, 8% interest rate	-	21,000
Entergy Corporation credit facility indebtedness	330,000	330,000

Total Loans Payable - associated companies	$513,031	$1,256,627

Long-Term Debt:
Payable to NYPA, non-interest bearing, 4.8% implicit rate	$198,126	$217,751
Other long-term debt, non-interest bearing, 7.0% implicit rate	19,896	21,037

Total Long-Term Debt	218,022	238,788
Less Amount Due Within One Year	29,549	28,056

Long-Term Debt Excluding Amount Due Within One Year	$188,473	$210,732

The loans payable - associated companies are owed to Entergy or its subsidiaries and are due on demand. Except as noted above, the loans accrue interest at variable rates that are tied to the London Interbank Offering Rate (LIBOR). The average rate accrued for interest on these notes was 7.45% in 2008 and 7.58% in 2007. The carrying value of the Company’s loans payable - associated companies is a reasonable estimate of its fair value because of the variable interest rates on those loans.

Entergy Corporation drew on its revolving credit facility in April 2007 and sent $330 million of the proceeds to the Company as part of the funding for the Palisades power plant acquisition. The Company reflects the proceeds received from Entergy Corporation as debt rather than as an equity contribution because the proceeds were used in the operations of the Company and proceeds of the Company debt that will be issued in connection with the spinoff of the Company are expected to be used to repay the Entergy Corporation revolver indebtedness. Interest is accrued at a variable rate tied to LIBOR, which rate averaged 7.45% in 2008 and 7.58% in 2007.

In November 2000, the Company purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. The Company issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million

Notes to Financial Statements

commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in the Company becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA.

The annual maturities for long-term debt outstanding as of December 31, 2008, for the next five years are as follows:

Amount
(In Thousands)

2009	$29,549
2010	$30,941
2011	$31,367
2012	$29,740
2013	$17,567

Credit Facility

On December 23, 2008, we entered into a Credit Agreement, pursuant to which the lenders will make available to the Company a three-year $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) are met on or prior to October 1, 2009. In addition, the Company will have the option, on or before the third anniversary of the date of the Credit Agreement, to increase the amount available under the senior secured credit facility by up to $500 million (the Facility Increase); provided that, among other things, the Company receives additional commitments from lenders for the amount of the Facility Increase, no event of default or default exists or would exist after giving effect to the Facility Increase and that we and our subsidiaries are in pro forma compliance with certain financial covenants. If we do not satisfy the conditions set forth in the Credit Agreement (including consummation of the separation) on or before October 1, 2009, the commitments of the lenders automatically terminate. We are currently negotiating an amendment to the Credit Agreement, expected to be effective on October 1, 2009, that would, among other things, extend the October 1, 2009 deadline to July 1, 2010. Borrowings under the senior secured credit facility will bear interest, at the Company’s option, at a rate equal to either (a) a fluctuating base rate determined by reference to the higher of (1) the administrative agent’s “base rate” plus the applicable margin and (2) the federal funds rate plus 1/2% plus the applicable margin (such higher rate, the ABR Rate) or (b) LIBOR plus the applicable margin. The applicable margin will initially be equal to 2.00% for base rate loans and 3.00% for LIBOR loans, but will fluctuate according to the leverage-based pricing grid set forth in the Credit Agreement. Upon the occurrence and during the continuance of an event of default, (1) in the case of overdue principal, interest shall accrue at the rate otherwise applicable to such principal, plus 2.00% and (2) for all other overdue amounts, interest shall accrue at the ABR Rate plus 2.00%. In addition to paying interest on any outstanding principal under the senior secured credit facility, the Company will also be required to pay customary letter of credit fees, as well as fronting fees, to banks that issue letters of credit pursuant to the Credit Agreement. The Credit Agreement also requires the Company to pay a commitment fee to the lenders in respect of the average daily undrawn commitments thereunder (reduced by the aggregate amount available to be drawn under all letters of credit) both before and after the senior secured credit facility is made available to the Company. The commitment fee rate is 0.625% per annum. In addition, after the senior secured credit facility is made available to the Company, the Credit Agreement will require the Company and certain subsidiaries to maintain, on a consolidated basis, a maximum total leverage ratio and a minimum interest coverage ratio for the most recently ended period of four consecutive fiscal quarters at levels set forth in the Credit Agreement.

NOTE 4.	COMMITMENTS AND CONTINGENCIES

The Company is involved in a number of legal, regulatory, and tax proceedings before various courts and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of

Notes to Financial Statements

such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s results of operations, cash flows, or financial condition. The Company discusses tax proceedings in Note 2 to the financial statements.

Nuclear Insurance

Third Party Liability Insurance

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1.	The primary level is private insurance underwritten by American Nuclear Insurers and provides public liability insurance coverage of $300 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.

2.	Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (our maximum total contingent obligation per incident is $705 million). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge that may be payable, if needed, at a rate that is currently set at $17.5 million per year per nuclear power reactor. There are no terrorism limitations.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides approximately $12.2 billion in secondary layer insurance coverage, in addition to the $300 million in primary layer coverage, to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

The Company owns and operates six nuclear power reactors and owns the shutdown Indian Point 1 reactor and the Big Rock Point fuel facility.

Property Insurance

The Company’s nuclear owner/licensee companies are members of certain mutual insurance companies that provide property damage coverage, including decontamination and premature decommissioning expense, to the members’ nuclear generating plants. These programs are underwritten by Nuclear Electric Insurance Limited (NEIL). As of December 31, 2008, the Company was insured against such losses per the following structures:

•	Primary Layer (per plant) - $500 million per occurrence

•	Excess Layer - $615 million per occurrence

•	Total limit - $1.115 billion per occurrence

•	Deductibles:

•	$2.5 million per occurrence - Turbine/generator damage

•	$2.5 million per occurrence - Other than turbine/generator damage

•	$10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm

Notes to Financial Statements

Note: Indian Point 2 (including Indian Point 1) and Indian Point 3 share in the primary layer with one policy in common for that site because the policy is issued on a per site basis. The Big Rock Point fuel facility has its own primary policy with no excess coverage.

In addition, the power plants are also covered under NEIL’s Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible and a waiting period. The following summarizes this coverage as of December 31, 2008:

Indian Point 2 & 3 and Palisades (Indian Point 2 & 3 share the limits)

•	$4.5 million weekly indemnity

•	$490 million maximum indemnity

•	Deductible: 12 week waiting period

FitzPatrick and Pilgrim (each plant has an individual policy with the noted parameters)

•	$4.0 million weekly indemnity

•	$490 million maximum indemnity

•	Deductible: 12 week waiting period

Vermont Yankee

•	$3.5 million weekly indemnity

•	$435 million maximum indemnity

•	Deductible: 12 week waiting period

Under the property damage and accidental outage insurance programs, the Company’s nuclear power plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. As of December 31, 2008, the maximum amount of such possible assessments per occurrence was $87.8 million for the Company.

The Company maintains property insurance for its nuclear units in excess of the NRC’s minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of non-certified terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. There is no aggregate limit involving one or more acts of certified terrorism.

Employment and Labor-related Proceedings

The Company is responding to lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees and third parties not selected for open positions. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender, and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits

Notes to Financial Statements

under various Entergy Corporation sponsored plans. Entergy and the Company are responding to these lawsuits and proceedings and deny liability to the claimants.

NOTE 5.     ASSET RETIREMENT OBLIGATIONS

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2008 by the Company were as follows:

		Change in
Liabilities as of		Cash Flow		Liabilities as of
December 31, 2007	Accretion	Estimate	Spending	December 31, 2008
		(In Millions)

$1,141.6	$93.5	$13.7	($20.1)	$1,228.7

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2007 by the Company were as follows:

		Change in
Liabilities as of		Cash Flow		Liabilities as of
December 31, 2006(a)	Accretion	Estimate	Spending	December 31, 2007
		(In Millions)

$993.0	$78.6	$100.4	($30.4)	$1,141.6

(a)	The liability as of December 31, 2006 includes $219.7 million for the Palisades nuclear plant that was acquired in April 2007.

The Company periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2008, 2007, and 2006 the Company updated decommissioning cost estimates for certain of its plants.

In the third quarter 2008, the Company recorded an increase of $13.7 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the fourth quarter 2007, the Company recorded an increase of $100.4 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $100.4 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the third quarter 2006, the Company recorded a reduction of $27 million in decommissioning liability for a plant as a result of a revised decommissioning cost study and changes in assumptions regarding the timing of when decommissioning of the plant will begin. The revised estimate resulted in a reduction to decommissioning expense of $27 million ($16.6 million net-of-tax), reflecting the excess of the reduction in the liability over the amount of undepreciated asset retirement cost recorded at the time of adoption of SFAS 143 in 2003.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy executed decommissioning agreements that specify their decommissioning obligations. NYPA has the right to require the Company to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to the Company. If the decommissioning liability is retained by NYPA, the Company will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. See Note 1 to the financial statements for a discussion of the accounting treatment of these decommissioning agreements.

The Company maintains decommissioning trust funds that are committed to meeting the costs of decommissioning its nuclear power plants. See Note 12 for a discussion of the decommissioning trust funds.

Notes to Financial Statements

NOTE 6.	LEASES

General

As of December 31, 2008, the Company had non-cancelable operating leases for equipment and buildings with minimum lease payments as follows:

Operating
Year	Leases
(In Thousands)

2009	$7,451
2010	6,408
2011	5,438
2012	5,369
2013	3,719
Years thereafter	4,173

Minimum lease payments	$32,558

Total rental expenses for all leases amounted to $13.3 million in 2008, $14.5 million in 2007, and $11.9 million in 2006.

Notes to Financial Statements

NOTE 7.     RETIREMENT, OTHER POSTRETIREMENT BENEFITS, AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans and Other Postretirement Benefit Plans

Eligible employees of the Company are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company.

Eligible employees of the Company participate in one of six qualified pension plans: “Entergy Corporation Retirement Plan for Non-Bargaining Employees,” “Entergy Corporation Retirement Plan II for Non-Bargaining Employees,” “Entergy Corporation Retirement Plan II for Bargaining Employees,” “Entergy Corporation Retirement Plan III,” “Entergy Corporation Retirement Plan IV for Non-Bargaining Employees,” and “Entergy Corporation Retirement Plan IV for Bargaining Employees.” Except for “Entergy Corporation Retirement Plan III,” the pension plans are noncontributory and provide pension benefits that are based on employees’ credited service and compensation during the final years before retirement. Funding for these qualified pension costs is in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the qualified plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

In September 2006, FASB issued SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R),” which was effective December 31, 2006. SFAS 158 required an employer to recognize on its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Employers are to record previously unrecognized gains and losses, prior service costs, and the remaining transition asset or obligation as a result of adopting SFAS 87 and SFAS 106 as accumulated other comprehensive income (OCI). SFAS 158 also required that changes in the funded status be recorded in other comprehensive income in the period in which the changes occur. The Company uses a December 31 measurement date for its pension plans.

Notes to Financial Statements

Total qualified pension and other postretirement costs for the Company including capitalized amounts, included the following components:

	Qualified Pension			Other Postretirement Benefits
	2008	2007	2006	2008	2007	2006
	(In Thousands)

Net periodic pension and other postretirement costs
Service cost	$27,106	$29,761	$28,754	$15,066	$15,591	$17,498
Interest cost	31,760	26,169	22,040	12,219	10,787	11,393
Expected return on assets	(31,189)	(25,235)	(21,217)	(1,787)	(1,706)	(1,363)
Amortization of prior service cost/(credit)	1,946	887	887	(11,793)	(11,212)	(6,399)
Recognized net loss	4	1,963	3,394	1,457	2,598	4,413
Curtailment loss	-	2,336	-	-	-	-
Special termination benefit loss	-	928	-	-	111	-

Net costs	$29,627	$36,809	$33,858	$15,162	$16,169	$25,542

Other changes in plan assets and benefit obligations recognized as OCI (before tax)
Arising this period:
Prior service cost/(credit)	$-	$11,430		$-	($3,520)
Net (gain)/loss	149,051	(17,598)		(12,664)	(11,941)
Amounts reclassified from accumulated OCI to net periodic pension cost in the current year:
Amortization of prior service cost/(credit)	(1,946)	(887)		11,793	11,212
Amortization of net loss	(4)	(1,963)		(1,457)	(2,598)

Total	147,101	(9,108)		(2,328)	(6,847)

Total recognized as net periodic pension cost, and/or OCI (before tax)	$176,728	$27,701		$12,834	$9,322

Estimated amortization amounts from accumulated OCI to net periodic cost in the following year
Prior service cost/(credit)	$1,946	$1,946	$887	($11,793)	($11,793)	($11,213)
Net loss	$746	$906	$1,880	$1,570	$1,594	$2,599

Notes to Financial Statements

			Other Postretirement
	Qualified Pension		Benefits
	2008	2007	2008	2007
	(In Thousands)

Change in Projected Benefit Obligation (PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year	$494,272	$410,328	$192,846	$173,821
Service cost	27,106	29,761	15,066	15,591
Interest cost	31,760	26,169	12,219	10,787
Acquisitions and amendments	-	52,143	-	7,816
Curtailments	-	2,603	-	-
Special termination benefits	-	928	-	111
Employee contributions	887	971	-	4
Actuarial (gain)/loss	6,270	(21,599)	(18,772)	(12,337)
Benefits paid	(13,983)	(7,032)	(5,922)	(3,005)
Medicare Part D subsidy received	-	-	126	58

Balance at end of year	$546,312	$494,272	$195,563	$192,846

Change in Plan Assets
Fair value of assets at beginning of year	$360,064	$287,908	$24,809	$20,419
Actual return on plan assets	(111,592)	21,235	(4,321)	1,310
Employer contributions	46,073	35,251	3,656	967
Employee contributions	887	971	-	4
Acquisition	-	21,731	-	5,114
Benefits paid	(13,983)	(7,032)	(5,922)	(3,005)

Fair value of assets at end of year	$281,449	$360,064	$18,222	$24,809

Funded status	($264,863)	($134,208)	($177,341)	($168,037)
Amounts recognized in the balance sheet (funded status under SFAS 158)
Non-current asset	$-	$5,783	$-	$-
Current liabilities	-	-	(3,955)	(3,344)
Non-current liabilities	(264,863)	(139,991)	(173,386)	(164,693)

Funded status	($264,863)	($134,208)	($177,341)	($168,037)

Amounts recognized in OCI (before tax)
Prior service cost	$17,209	$7,815	($34,356)	($46,149)
Net loss	174,477	36,783	19,701	33,822

	$191,686	$44,598	($14,655)	($12,327)

In 2008, 2007, and 2006 the affiliate billings to the Company, as described in Note 13, included qualified pension costs of $2.9 million, $3.2 million, and $2.1 million, respectively, and other postretirement benefit costs of $2 million, $1.7 million, and $1.1 million, respectively.

Notes to Financial Statements

Qualified Pension and Other Postretirement Plans’ Assets

Qualified Pension and Other Postretirement Plans’ Assets

Entergy’s qualified pension and postretirement plans’ weighted-average asset allocations by asset category at December 31, 2008 and 2007 are as follows:

	Qualified Pension		Postretirement
	2008	2007	2008	2007

Domestic Equity Securities	43%	44%	37%	37%
International Equity Securities	19%	20%	13%	14%
Fixed-Income Securities	36%	34%	50%	49%
Other	2%	2%	0%	-%

The Plan Administrator’s trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in the Plan Administrator’s latest study produced the following approved asset class target allocations.

	Pension	Postretirement

Domestic Equity Securities	45%	37%
International Equity Securities	20%	14%
Fixed-Income Securities	35%	49%

These allocation percentages combined with each asset class’ expected investment return produced an aggregate return expectation for the five years following the study of 7.6% for pension assets, 5.4% for taxable postretirement assets, and 7.2% for non-taxable postretirement assets.

The expected long term rate of return of 8.50% for the qualified retirement plans assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class’ expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

The expected long term rate of return of 8.50% for the non-taxable Voluntary Employee Beneficiary Association (VEBA) trust assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class’ expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

For the taxable VEBA trust assets the allocation has a high percentage of tax-exempt fixed income securities. The tax-exempt fixed income long-term total return was estimated using total return data from the 2008 Economic Report of the President. The time period reflected in the tax-exempt fixed income total return is 1929 to 2007. After reflecting the tax-exempt fixed income percentage and unrelated business income tax, the long-term rate of return for taxable VEBA trust assets is expected to be 6.0% in 2009 and beyond.

Notes to Financial Statements

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	45% to 55%	32% to 42%
International Equity Securities	15% to 25%	9% to 19%
Fixed-Income Securities	25% to 35%	44% to 54%
Other	0% to 10%	0% to 5%

Accumulated Qualified Pension Benefit Obligation

The accumulated qualified pension benefit obligation for the Company as of December 31, 2008 and 2007 was $431.1 million and $379.7 million, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure the Company’s pension and postretirement benefit obligation at December 31, 2008, and including pension and postretirement benefits attributable to estimated future employee service, the Company expects that pension and other postretirement benefits to be paid over the next 10 years are as follows (in thousands):

	Estimated Future Benefit Payments
			Other
			Postretirement	Estimated Future
	Qualified	Non-Qualified	(before Medicare	Medicare Subsidy
Year(s)	Pension	Pension	Subsidy)	Receipts

2009	$12,000	$679	$6,452	$182
2010	$14,078	$481	$7,331	$242
2011	$16,256	$467	$8,366	$322
2012	$19,660	$1,671	$9,529	$427
2013	$23,617	$416	$10,887	$555
2014 - 2018	$187,844	$5,135	$77,506	$5,578

Contributions

Based on current assumptions, the Company expects to contribute $57.8 million to its qualified pension plans in 2009. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2009 plan year and beyond, may affect the level of the Company’s pension contributions in the future. As of the end of August 2009, the Company had contributed $46.7 million to its pension plans. Therefore, the Company presently anticipates contributing an additional $11.1 million to fund its qualified pension plans in 2009.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the APBO of the Company was 8.5% for 2009, gradually decreasing each successive year until it reaches 4.75% in 2015 and beyond. The assumed health care cost trend rate used in measuring the Net Other Postretirement Benefit Cost of the Company was 9% for 2008, gradually

Notes to Financial Statements

decreasing each successive year until it reaches 4.75% in 2013 and beyond. A one percentage point change in the assumed health care cost trend rate for 2008 would have the following effects:

1 Percentage Point Increase		1 Percentage Point Decrease
	Impact on the		Impact on the
	sum of service		sum of service
Impact on the	costs and	Impact on the	costs and
APBO	interest cost	APBO	interest cost
Increase (Decrease)
(In Thousands)

$24,187	$4,566	($20,989)	($3,844)

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO as of December 31, 2008, and 2007 were as follows:

	2008	2007

Weighted-average discount rate:
Pension	6.75%	6.50%
Other postretirement	6.70%	6.50%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2008 and 2007 were as follows:

	2008	2007	2006

Weighted-average discount rate:
Pension	6.50%	6.00%	5.90%
Other postretirement	6.50%	6.00%	5.90%
Weighted-average rate of increase in future compensation levels	4.23%	3.25%	3.25%
Expected long-term rate of return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.50%	8.50%	8.50%

Accounting Mechanisms

The Company calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. The Company determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets the Company uses fair value when determining MRV.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit cost under Medicare (Part D), starting in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The actuarially estimated effect of future Medicare subsidies reduced the Company’s December 31, 2008 and 2007 Accumulated Postretirement Benefit Obligation by $26.9 million and $26.7 million, respectively, and reduced the 2008 and 2007 other postretirement benefit cost by $4.3 million and $4.4 million, respectively. In 2008,

Notes to Financial Statements

the Company received $127 thousand in Medicare subsidies for prescription drug claims made through September 2008.

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain executives. The Company recognized net periodic pension cost of $1.2 million in 2008 and $1.4 million in 2007. The projected benefit obligation was $8.6 million and $14.8 million as of December 31, 2008 and 2007, respectively. The accumulated benefit obligation was $7.7 million and $12.3 million as of December 31, 2008 and 2007, respectively.

The Company’s non-qualified, non-current liability at December 31, 2008 and 2007, after application of SFAS 158, was $7.9 million and $14.5 million, respectively; and its current liability was $0.7 million and $0.3 million, respectively. The unamortized transition asset, prior service cost, and net loss recognized in accumulated other comprehensive income before taxes was $5 million at December 31, 2008 and $8.9 million at December 31, 2007.

In 2008, 2007, and 2006, the affiliate billings to the Company, as described in Note 13, included non-qualified pension costs of $1.5 million, $2.1 million, and $1.7 million, respectively.

Defined Contribution Plans

Employees of the Company are also eligible to participate in the Savings Plans of Entergy Corporation and Subsidiaries (Savings Plans). The Savings Plans are defined contribution plans covering eligible employees. The employing company makes matching contributions to the Savings Plans for all non-bargaining and certain bargaining employees to the System Savings Plans as defined in the Plan Documents. The Company’s contributions to the Savings Plans were $10.8 million in 2008, $10.0 million in 2007, and $8.6 million in 2006.

Notes to Financial Statements

NOTE 8.	STOCK-BASED COMPENSATION

Certain employees of the Company participate in Entergy’s stock-based compensation plans, including its stock option grants, long-term incentive awards, and restricted awards.

Stock Options

Entergy Corporation has granted stock options to purchase its common stock to the Company employees at exercise prices equivalent to the closing market price of Entergy Corporation’s common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire 10 years after the date of the grant if they are not exercised.

The following table includes financial information for stock options granted to the Company employees for each of the years presented:

	2008	2007	2006

Compensation expense included in Net Income	$4.3	$3.1	$1.8
Tax benefit recognized in Net Income	$1.8	$1.4	$0.8
Compensation cost capitalized as part of fixed assets and inventory as of December 31,	$0.6	$0.4	$0.3

The fair value of the stock option grants made in 2008, 2007, and 2006 was determined by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability. The fair value valuations comply with SFAS 123R, “Share-Based Payment,” which was issued in December 2004 and became effective in the first quarter 2006. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2008	2007	2006

Stock price volatility	18.9%	17.0%	18.7%
Expected term in years	4.48	4.59	3.9
Risk-free interest rate	2.73%	4.85%	4.4%
Dividend yield	2.96%	3.0%	3.2%
Dividend payment	$3.00	$2.16	$2.16

Stock price volatility is calculated based upon the weekly public stock price volatility of Entergy Corporation common stock over the last four to five years. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy common stock equal to a specified multiplier of his or her salary. Until an executive officer achieves this multiple ownership portion the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to the restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

Notes to Financial Statements

A summary of stock option activity for stock options granted to the Company employees for the years ended December 31, 2008, 2007, and 2006, and changes during the years are presented below:

	2008		2007		2006
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Beginning-of-year balance	1,864,248	$62.29	1,742,778	$55.24	1,664,402	$50.80

Options granted	422,703	$108.20	360,700	$91.82	319,500	$68.92
Options exercised	(169,218)	$60.44	(236,863)	$55.34	(241,124)	$42.77
Options forfeited/expired	(27,504)	$94.57	(2,367)	$69.08	-	-

End-of-year balance	2,090,229	$70.17	1,864,248	$62.29	1,742,778	$55.24

Options exercisable at year-end	1,404,221	$57.00	1,190,780	$51.54	1,111,793	$48.37

Weighted-average grant-date fair value of options granted during the year	$14.18		$14.12		$9.17

The aggregate intrinsic value and weighted-average contractual life of options outstanding and options exercisable are as follows:

		Aggregate	Weighted-
	Number	Intrinsic	Average
	of Options	Value	Contractual Life

2008:
Options outstanding	2,090,229	$27 million	5.9 years
Options exercisable	1,404,221	$37 million	4.7 years

2007:
Options outstanding	1,864,248	$107 million	6.3 years
Options exercisable	1,190,780	$81 million	5.1 years

2006:
Options outstanding	1,742,778	$65 million	6.7 years
Options exercisable	1,111,793	$49 million	5.7 years

The total intrinsic value of stock options exercised was $9.4 million during 2008, $11.9 million during 2007, and $8.6 million during 2006. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy’s Corporation common stock price on the date of exercise and the exercise price of the stock options granted. With the adoption of the fair value method of SFAS 123 and the application of SFAS 123R, the Company recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $3.8 million during 2008, $2.8 million during 2007, and $2.5 million during 2006.

Notes to Financial Statements

The following table summarizes information about stock options outstanding and stock options exercisable as of December 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted-Avg.
		Remaining	Weighted-	Number	Weighted-
Range of	As of	Contractual	Avg. Exercise	Exercisable	Avg. Exercise
Exercise Prices	12/31/2008	Life-Yrs.	Price	at 12/31/2008	Price

$23-$36.99	7,349	1.9	$23.00	7,349	$23.00
$37-$50.99	628,152	3.1	$42.30	628,152	$42.30
$51-$64.99	244,826	4.7	$57.76	244,826	$57.76
$65-$78.99	499,713	6.4	$69.25	400,838	$69.34
$79-$91.99	345,389	8.1	$91.82	119,056	$91.82
$92-$108.20	364,800	9.1	$108.20	4,000	$108.20

$23-$108.20	2,090,229	5.9	$70.17	1,404,221	$57.00

Stock-based compensation expense related to non-vested stock options outstanding as of December 31, 2008 not yet recognized is approximately $5.1 million and is expected to be recognized on a weighted-average period of 1.8 years.

Long-Term Incentive Awards

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period. The Company’s financial statements include its allocated share of costs for long-term incentive awards. The following table includes the approximate costs for the long-term incentive awards for each of the years presented:

	2008	2007	2006
	(In Millions)

Compensation expense included in Net Income for the year	$3.6	$8.1	$3.8
Tax benefit recognized in Net Income for the year	$1.5	$3.8	$1.8
Compensation cost capitalized as part of fixed assets and inventory as of December 31,	$0.5	$1.1	$0.6

Restricted Awards

Entergy grants restricted awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted awards granted is 48 months. The

Notes to Financial Statements

Company’s financial statements include its allocated share of costs for restricted awards. The following table includes the approximate costs for restricted awards for each of the years presented:

	2008	2007	2006
	(In Millions)

Compensation expense included in Net Income for the year	$0.4	$0.5	$0.0
Tax benefit recognized in Net Income for the year	$0.2	$0.2	$0.0
Compensation cost capitalized as part of fixed assets and inventory as of December 31,	$0.1	$0.1	$0.0

NOTE 9.	BUSINESS SEGMENT INFORMATION

The Company has one reportable segment, which is a business that owns and operates six nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. This business is managed on an integrated basis.

For the years ended December 31, 2008, 2007, and 2006, the Company derived none of its revenue from outside of the United States. As of December 31, 2008, 2007, and 2006, the Company had no long-lived assets located outside of the United States.

NOTE 10.	ACQUISITIONS

Palisades

In April 2007, the Company purchased the 798 MW Palisades nuclear energy plant located near South Haven, Michigan from Consumers Energy Company for a net cash payment of $336 million. The Company received the plant, nuclear fuel, inventories, and other assets. The liability to decommission the plant, as well as related decommissioning trust funds, was also transferred to the Company. The Company executed a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant’s output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. In the first quarter 2007, the NRC renewed Palisades’ operating license until 2031. As part of the transaction, the Company assumed responsibility for spent fuel at the decommissioned Big Rock Point nuclear plant, which is located near Charlevoix, Michigan. Palisades’ financial results since April 2007 are included in the Company’s financial statements. The following table summarizes the assets acquired and liabilities assumed at the date of acquisition.

Amount
(In Millions)

Plant (including nuclear fuel)	$727
Decommissioning trust funds	252
Other assets	41

Total assets acquired	1,020

Purchased power agreement (below market)	420
Decommissioning liability	220
Other liabilities	44

Total liabilities assumed	684

Net assets acquired	$336

Subsequent to the closing, the Company received approximately $6 million from Consumers Energy Company as part of the Post-Closing Adjustment defined in the Asset Sale Agreement. The Post-Closing

Notes to Financial Statements

Adjustment amount resulted in an approximately $6 million reduction in plant and a corresponding reduction in other liabilities.

The Company will amortize the PPA liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year’s difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $76 million in 2008 and $50 million in 2007. The amounts to be amortized to revenue for the next five years will be $53 million for 2009, $46 million for 2010, $43 million for 2011, $17 million for 2012, and $18 million for 2013.

NYPA Value Sharing Agreements

The purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, the Company and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, the Company will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. The Company will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year is due by January 15 of the following year. The Company will record its liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. The Company recorded $72 million as plant in both 2008 and 2007. This amount will be depreciated over the expected remaining useful life of the plants.

In August 2008, the Company entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to the FitzPatrick and Indian Point 3 nuclear power plants after the separation. Under the resolution, the Company agreed not to treat the separation as a “Cessation Event” that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off transaction, Enexus will continue to be obligated to make payments to NYPA under the amended and restated value sharing agreements.

NOTE 11.	RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, the Company is exposed to market and commodity risks including power price risk, fuel price risk, foreign currency exchange rate risk, and equity price and interest rate risk on investments. Market risk is the potential loss that the Company may incur as a result of changes in the market or fair value of a particular financial instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk.

The Company manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sales transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include long-term power purchase and sales agreements and fuel purchase agreements, and capacity contracts. Financially-settled cash flow hedges can include electricity futures, forwards, swaps, and options and foreign currency forwards. The Company enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

The Company’s exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option’s contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by actively monitoring

Notes to Financial Statements

compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. The Company’s risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given the Company’s objectives.

Hedging Derivatives

The Company classifies substantially all of its electricity futures, forwards, and options as cash flow hedges. Based on market prices as of December 31, 2008, cash flow hedges with net unrealized gains of approximately $79 million net-of-tax at December 31, 2008 are expected to be reclassified from accumulated other comprehensive income to operating revenues in 2009. The actual amount reclassified from accumulated other comprehensive income, however, could vary due to future changes in market prices. Net losses totaling approximately $63 million were realized during 2008 on the maturity of cash flow hedges. Unrealized gains or losses result from hedging power output at the power stations. The related gains or losses from hedging power are included in revenues when realized. The realized gains or losses from foreign currency transactions are included in the cost of capitalized fuel. The maximum length of time over which the Company is currently hedging the variability in future cash flows for forecasted transactions at December 31, 2008 is approximately four years. The ineffective portion of the change in the value of the Company’s cash flow hedges during 2008, 2007, and 2006 was insignificant.

Fair Values

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. In some cases, however, the application of SFAS 157 in the future may change the Company’s practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements.

SFAS 157 defines fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at date of measurement. The Company uses assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. The Company endeavors to use the best available information to determine fair value.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of fair value hierarchy defined in SFAS 157 are as follows:

•	Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents, and debt instruments.

•	Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:

-	quoted prices for similar assets or liabilities in active markets;
-	quoted prices for identical assets or liabilities in inactive markets;
-	inputs other than quoted prices that are observable for the asset or liability; or
-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Notes to Financial Statements

Level 2 consists primarily of individually owned debt instruments or shares in common trusts.

•	Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management’s best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable from or payable to the Company if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from the Company’s power plants. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from a combination of quoted forward power market prices for the period for which such curves are available, and model-generated prices using quoted forward gas market curves and estimates regarding heat rates to convert gas to power and the costs associated with the transportation of the power from the plants’ busbar to the contract’s point of delivery, generally a power market hub, for the period thereafter. The difference between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties’ credit adjusted risk free rate are recorded as derivative contract assets or liabilities. All of the $207 million of assets at December 31, 2008 are in-the-money contracts with counterparties who are currently all investment grade.

The following table sets forth, by level within the fair value hierarchy established by SFAS 157, the Company’s assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2008. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
	(In Millions)

Assets:
Temporary cash investments	$409	$-	$-	$409
Decommissioning trust funds	349	1,340	-	1,689
Power contracts	-	-	207	207

	$758	$1,340	$207	$2,305

The following table sets forth a reconciliation of changes in the assets (liabilities) for the fair value of derivatives classified as level 3 in the SFAS 157 fair value hierarchy in 2008 (in millions).

Balance as of January 1, 2008	$(12)
Price changes (unrealized gains/losses)	226
Originated	(70)
Settlements	63

Balance as of December 31, 2008	$207

Financial Instruments

The estimated fair value of the Company’s financial instruments is determined using forward mid curves. These independent market curves are periodically compared to NYMEX Clearport prices where available and have been found to be materially identical. Additional adjustments for unit contingent discounts and/or price differentials

Notes to Financial Statements

between liquid market locations and plant busbars are internally determined and applied depending on settlement terms of the financial instrument. In determining these adjustments, the Company uses a process that estimates the forward values based on recent observed history. Due largely to the potential for market or product illiquidity, forward estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 12.	DECOMMISSIONING TRUST FUNDS

The Company holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires the Company to maintain trusts to fund the costs of decommissioning Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents. The securities held at December 31, 2008 and 2007, are summarized as follows:

		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
	(In Millions)

2008
Equity Securities	$917	$43	$85
Debt Securities	772	42	10

Total	$1,689	$85	$95

2007
Equity Securities	$1,169	$218	$8
Debt Securities	769	22	1

Total	$1,938	$240	$9

The amortized cost of debt securities was $740 million and $723 million at December 31, 2008 and 2007, respectively. The debt securities have an average coupon rate of approximately 4.95%, an average duration of approximately 5.13 years, and an average maturity of approximately 8.9 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor’s 500 Index, and a relatively small percentage of the securities are held in a fund intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows at December 31, 2008:

	Equity Securities		Debt Securities
		Gross		Gross
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses
(In Millions)

Less than 12 months	$674	$85	$136	$10
More than 12 months	-	-	-	-

Total	$674	$85	$136	$10

Notes to Financial Statements

The fair value of debt securities, summarized by contractual maturities, at December 31, 2008 and 2007 are as follows:

	2008	2007
	(In Millions)

less than 1 year	$9	$36
1 year - 5 years	281	229
5 years - 10 years	255	255
10 years - 15 years	88	77
15 years - 20 years	35	50
20 years+	104	122

Total	$772	$769

During the years ended December 31, 2008, 2007, and 2006, proceeds from the dispositions of securities amounted to $918 million, $1,293 million, and $504 million, respectively. During the years ended December 31, 2008, 2007, and 2006, gross gains of $16.3 million, $3.5 million, and $3.1 million, respectively, and gross losses of $14.6 million, $2.9 million, and $7.7 million, respectively, were reclassified out of other comprehensive income into earnings.

Other than temporary impairments and unrealized gains and losses

The Company evaluates unrealized losses at the end of each period to determine whether an other than temporary impairment has occurred. The assessment of whether an investment has suffered an other than temporary impairment is based on a number of factors including, first, whether the Company has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. The Company’s trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. The Company recorded charges of $50 million in 2008 to interest income resulting from the recognition of the other than temporary impairment of certain securities held in its decommissioning trust funds. The Company did not record any significant impairments in 2007 and 2006 on these assets. The Company recorded charges to other income (losses) of $85 million in the six months ended June 30, 2009, resulting from the recognition of the other than temporary impairment of certain equity securities held in its decommissioning trust funds.

NOTE 13.	TRANSACTIONS WITH AFFILIATES

See Note 3 to the financial statements for a description of loans payable by the Company to associated companies.

The Company receives management, administrative, accounting, legal, engineering, and other services from Entergy Services, Inc., indirectly through Entergy Enterprises, Inc., which are both wholly-owned subsidiaries of Entergy. The Company’s expenses for such services were $98.3 million in 2008, $89.0 million in 2007, and $52.3 million in 2006. These costs are allocated to the Company based on the actual costs incurred by Entergy Services and the extent that the activities related to or benefited the Company, whether directly or indirectly. Management believes that the cost allocations are reasonable for the services provided, and also believes that the cost allocations are consistent with the approximate amount of costs for these services that would have been incurred on a stand-alone basis.

Entergy Corporation or its wholly-owned subsidiaries have issued a nominal amount of approximately $1.9 billion of guarantees of the performance or obligations of the Company’s business. Guarantees are provided primarily to satisfy the Company’s obligations to provide the following: collateral to secure its obligations under some of its power sale agreements; security for its obligations for retrospective premiums under the Price-Anderson

Notes to Financial Statements

Act; collateral for a letter of credit that supports its note payable to NYPA; and security for certain of its decommissioning obligations. Fees charged to the Company by Entergy Corporation for these guarantees are included in “Interest expense to associated companies” on the income statement and totaled $49.1 million in 2008, $24.0 million in 2007, and $30.4 million in 2006.

NOTE 14.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2008 and 2007 for the Company were:

	Operating	Operating	Net
	Revenues	Income	Income
	(In Thousands)

2008:
First Quarter	$680,484	$333,532	$208,618
Second Quarter	$609,731	$245,398	$131,654
Third Quarter	$654,432	$299,850	$194,865
Fourth Quarter	$613,731	$240,038	$135,357

2007:
First Quarter	$458,251	$201,569	$120,295
Second Quarter	$471,521	$156,742	$96,862
Third Quarter	$554,128	$211,658	$149,022
Fourth Quarter	$545,766	$144,147	$119,869

Earnings were negatively affected in the fourth quarter 2007 by expenses of $29.9 million ($18.4 million net-of-tax) recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees accepted the voluntary severance program offers.

INTERIM COMBINED INCOME STATEMENTS
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	2009	2008
	(In Thousands)

OPERATING REVENUES

Operating Revenues	$1,885,330	$1,944,647

OPERATING EXPENSES

Operation and Maintenance:
Fuel and fuel-related expenses	169,043	156,963
Nuclear refueling outage expenses	101,091	96,578
Other operation	516,034	481,476
Maintenance	105,452	104,988
Depreciation and amortization	104,713	93,231
Decommissioning expense	73,647	69,047
Taxes other than income taxes	72,283	63,584

TOTAL	1,142,263	1,065,867

OPERATING INCOME	743,067	878,780

OTHER INCOME (LOSSES)

Interest and dividend income	85,389	79,321
Other than temporary impairment losses	(85,396)	(35,193)
Miscellaneous - net	35	289

TOTAL	28	44,417

INTEREST AND OTHER CHARGES

Interest expense to associated companies	56,569	104,831
Interest expense - other	14,164	3,027

TOTAL	70,733	107,858

INCOME BEFORE INCOME TAXES	672,362	815,339

Income taxes	237,867	280,202

NET INCOME	$434,495	$535,137

See Notes to Unaudited Interim Combined Financial Statements.

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INTERIM COMBINED BALANCE SHEETS
ASSETS
September 30, 2009 and December 31, 2008
(Unaudited)

	2009	2008
	(In Thousands)
CURRENT ASSETS

Cash and cash equivalents:
Cash	$2,727	$3,479
Temporary cash investments	157,717	409,195

Total cash and cash equivalents	160,444	412,674

Notes receivable - associated companies	569,888	-
Prepaid taxes	40,267	105,265
Accounts receivable - customer	211,393	210,856
Materials and supplies - at average cost	289,807	266,673
Deferred nuclear refueling outage costs	150,276	112,983
Fair value of derivative instruments	133,272	123,750
Prepayments and other	46,229	16,061

TOTAL	1,601,576	1,248,262

OTHER PROPERTY AND INVESTMENTS

Decommissioning trust funds	1,852,922	1,688,852
Other	10,426	9,041

TOTAL	1,863,348	1,697,893

PROPERTY, PLANT, AND EQUIPMENT

Electric plant	3,417,072	3,259,530
Construction work in progress	363,806	249,518
Nuclear fuel	489,872	506,138

TOTAL PROPERTY, PLANT, AND EQUIPMENT	4,270,750	4,015,186
Less - accumulated depreciation and amortization	527,931	425,767

PROPERTY, PLANT, AND EQUIPMENT - NET	3,742,819	3,589,419

DEFERRED DEBITS AND OTHER ASSETS

Decommissioning contract	469,775	453,532
Payments in lieu of property taxes	165,626	183,206
Fair value of derivative instruments	83,118	83,964
Other	82,481	87,375

TOTAL	801,000	808,077

TOTAL ASSETS	$8,008,743	$7,343,651

See Notes to Unaudited Interim Combined Financial Statements.

INTERIM COMBINED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY
September 30, 2009 and December 31, 2008
(Unaudited)

	2009	2008
	(In Thousands)

CURRENT LIABILITIES

Currently maturing long-term debt	$30,211	$29,549
Loans payable - associated companies	466,972	513,031
Accounts payable:
Associated companies	86,810	70,976
Other	154,287	242,204
Pension and other postretirement liabilities	4,980	4,635
Palisades purchased power agreement	50,642	52,520
NYPA value sharing accrual	56,934	72,000
Other	6,499	4,616

TOTAL	857,335	989,531

NON-CURRENT LIABILITIES

Accumulated deferred income taxes and taxes accrued	1,279,796	1,016,142
Decommissioning	1,296,229	1,228,673
Pension and other postretirement liabilities	428,967	446,169
Payments in lieu of property taxes	125,712	141,308
Long-term debt	171,271	188,473
Palisades purchased power agreement	203,028	240,540
Other	10,733	-

TOTAL	3,515,736	3,261,305

Commitments and Contingencies

SHAREHOLDERS’ EQUITY

Shareholders’ net investment	3,532,717	3,078,735
Accumulated other comprehensive income	102,955	14,080

TOTAL	3,635,672	3,092,815

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,008,743	$7,343,651

See Notes to Unaudited Interim Combined Financial Statements.

INTERIM COMBINED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	2009	2008
	(In thousands)

Operating Activities:
Combined net income	$434,495	$535,137
Adjustments to reconcile combined net income to net cash flow provided by operating activities:
Amortization of nuclear fuel	128,814	127,178
Amortization of Palisades purchased power agreement	(39,390)	(57,168)
Accretion of decommissioning contract	(16,243)	(15,503)
Depreciation, amortization, and decommissioning	178,360	162,278
Deferred income taxes and non-current taxes accrued	263,654	205,760
Changes in working capital:
Accounts receivable	(537)	11,987
Accounts payable	(72,083)	40,415
Prepaid taxes and taxes accrued	64,998	-
Deferred nuclear refueling outage costs	(37,293)	25,346
Other working capital accounts	(51,419)	(80,133)
Other	(22,300)	(12,008)

Net cash flow provided by operating activities	831,056	943,289

Investing Activities:
Construction/capital expenditures	(225,385)	(161,526)
Loans to associated companies	(569,888)	-
Proceeds from sale of assets	8,654	-
Nuclear fuel purchases	(150,097)	(98,579)
Decrease in other investments	(814)	(10,000)
NYPA value sharing payment	(72,000)	(72,000)
Proceeds from nuclear decommissioning trust fund sales	1,228,721	689,728
Investment in nuclear decommissioning trust funds	(1,263,789)	(675,663)

Net cash flow used in investing activities	(1,044,598)	(328,040)

Financing Activities:
Loans from associated companies	-	27,584
Loan repayments to associated companies	(46,059)	(131,693)
Long-term debt repayments	(16,540)	(7,566)
Capital contributions from owners	25,956	89,962
Returns of capital and dividends	(2,045)	(9,209)

Net cash flow used in financing activities	(38,688)	(30,922)

Net increase in cash and cash equivalents	(252,230)	584,327
Cash and cash equivalents at beginning of period	412,674	428,859

Cash and cash equivalents at end of period	$160,444	$1,013,186

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest - net of capitalized interest	$44,591	$71,247
Income taxes	$4,770	$54,110
Non-cash capital returns to owners	($10,789)	$ -

See Notes to Unaudited Interim Combined Financial Statements.

INTERIM COMBINED STATEMENTS OF SHAREHOLDERS’ NET INVESTMENT
AND COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	2009			2008
	(In Thousands)

SHAREHOLDERS’ NET INVESTMENT

Shareholders’ Net Investment - Beginning of period	$3,078,735		2,208,440
Combined net income	434,495	$434,495	535,137	$535,137
Adjustment related to implementation of new accounting pronouncement	6,365		-
Capital contributions from owners	25,956		89,962
Capital returns and dividends to owners	(12,834)		(9,209)

Shareholders’ Net Investment - End of period	$3,532,717		$2,824,330

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance at beginning of period:
Accumulated derivative instrument fair value changes	$131,129		$(6,209)
Pension and other postretirement liabilities	(112,647)		(21,259)
Net unrealized investment gains (losses)	(4,402)		121,611

Total	14,080		94,143

Net derivative instrument fair value changes arising during the period (net of tax expense (benefit) of $6,529 and ($14,377))	2,592	2,592	(24,179)	(24,179)
Pension and other postretirement liabilities (net of tax expense (benefit) of ($1,850) and $1,242)	(3,531)	(3,531)	(4,647)	(4,647)
Net unrealized investment gains (losses) (net of tax expense of $95,830 and ($68,247))	96,179	96,179	(91,782)	(91,782)
Adjustment related to implementation of new accounting pronouncement (net of tax benefit of ($4,921))	(6,365)
Balance at end of period:
Accumulated derivative instrument fair value changes	133,721		(30,388)
Pension and other postretirement liabilities	(116,178)		(25,906)
Net unrealized investment gains	85,412		29,829

Total	$102,955		($26,465)

Comprehensive Income		$529,735		$414,529

See Notes to Unaudited Interim Combined Financial Statements.

NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1.	BASIS OF PRESENTATION AND PREPARATION OF INTERIM FINANCIAL STATEMENTS

The combined financial statements of Entergy Nuclear (the Company) present the stand-alone financial position, results of operations, and cash flows of Entergy’s Non-Utility Nuclear segment and Entergy Nuclear Finance Holding, a wholly-owned Entergy subsidiary that provides financing to Entergy’s Non-Utility Nuclear business. The Company owns six operating nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. The Company’s power plants have nearly 5,000 megawatts of generating capacity, most of which is located in the northeastern United States. Entergy intends to distribute its ownership interest in the Company to Entergy’s shareholders in a spin-off and related transactions.

The combined financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments (including normal recurring accruals) necessary to present fairly the results of the interim periods shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. The results for the interim periods are not necessarily indicative of results for a full year.

The combined financial statements are comprised of companies included in Entergy’s combined financial statements and accounting records, using their historical basis of assets and liabilities. Intercompany accounts and transactions have been eliminated in the combined financial statements.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles, the preparation of the Company’s combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

NOTE 2.	LOANS PAYABLE - ASSOCIATED COMPANIES

Loans payable - associated companies as of September 30, 2009 and December 31, 2008 consisted of the following:

	Amounts Outstanding
	September 30,	December 31,
	2009	2008
	(In Thousands)

Loans Payable - associated companies:
$400 million maximum available, expires March 2012	$—	$41,609
$200 million maximum available, expires July 2010	136,972	136,972
$350 million maximum available, expires February 2013	—	4,450
Entergy Corporation credit facility indebtedness	330,000	330,000

Total Loans Payable - associated companies	$466,972	$513,031

The loans payable - associated companies are owed to Entergy or its subsidiaries and are due on demand. The loans accrue interest at variable rates that are tied to the London Interbank Offering Rate (LIBOR). The average rate accrued for interest on these notes was 5.95% for the nine months ended September 30, 2009 and 7.05% for the nine months ended September 30, 2008. The carrying value of the Company’s loans payable—associated companies is a reasonable estimate of its fair value because of the variable interest rates on those loans.

On December 23, 2008, we entered into a credit agreement, pursuant to which the lenders agreed to make available to the Company a three-year, $1.175 billion senior secured credit facility if certain conditions (including consummation of the separation) were met on or prior to October 1, 2009. On October 1, 2009, we entered into an amendment to the credit agreement that, among other things, extended the October 1, 2009 deadline to July 1, 2010 and increased the amount available to us from $1.175 billion to $1.2 billion if certain conditions are met on or prior to the July 1, 2010 deadline. Unless otherwise indicated, we refer herein to the credit agreement dated December 23, 2008, as amended on October 1, 2009, as the “Credit Agreement”. The Company will have the option, on or before the third anniversary of the date of the Credit Agreement, to increase the amount available under the senior secured credit facility by up to $475 million (the Facility Increase); provided that, among other things, the Company receives additional commitments from lenders for the amount of the Facility Increase, no event of default or default exists or would exist after giving effect to the Facility Increase and that we and our subsidiaries are in pro forma compliance with certain financial covenants. If we do not satisfy the conditions set forth in the Credit Agreement (including consummation of the reorganization and having available liquidity, immediately after the reorganization, of at least $1.25 billion) on or before July 1, 2010, the commitments of the lenders automatically terminate. Borrowings under the senior secured credit facility will bear interest, at the Company’s option, at a rate equal to either (a) a fluctuating base rate determined by reference to the higher of (1) the administrative agent’s “base rate” plus the applicable margin and (2) the federal funds rate plus 1/2% plus the applicable margin (such higher rate, the ABR Rate) subject to a floor equal to one-month adjusted LIBOR plus 1.00% per annum or (b) adjusted LIBOR plus the applicable margin. The applicable margin will initially be equal to 2.5% per annum for base rate loans and 3.5% per annum for LIBOR loans, but will fluctuate according to the leverage-based pricing grid set forth in the Credit Agreement. Upon the occurrence and during the continuance of an event of default, (1) in the case of overdue principal, interest shall accrue at the rate otherwise applicable to such principal, plus 2.00% per annum, and (2) for all other overdue amounts, interest shall accrue at the rate applicable to base rate loans plus 2.00% per annum. In addition to paying interest on any outstanding principal under the senior secured credit facility, the Company will also be required to pay customary letter of credit fees, as well as fronting fees, to banks that issue letters of credit pursuant to the Credit Agreement. The Credit Agreement also requires the Company to pay an unused commitment fee to the lenders in respect of the average daily commitments thereunder (reduced by the aggregate outstanding principal amount of loans, the outstanding amount of reimbursement obligations in respect of drawings under all letters of credit and the aggregate amount available to be drawn under all letters of credit) both before and after the senior secured credit facility is made available to the Company. The commitment fee rate is 0.75% per annum. In addition, after the senior secured credit facility is made available to the Company, the Credit Agreement will require the Company and certain subsidiaries, on a consolidated basis, to not exceed a maximum total leverage ratio and to maintain a minimum interest coverage ratio, in each case, for the most recently ended period of four consecutive fiscal quarters at levels set forth in the Credit Agreement.

NOTE 3.	CONTINGENCIES

The Company is involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s results of operations, cash flows, or financial condition. The Company discusses tax proceedings in Note 2 to the audited combined financial statements.

The Company is responding to lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy and the Company are responding to these suits and proceedings and deny liability to the claimants.

Subsequent Events

Management evaluated events of which it was aware subsequent to September 30, 2009, through the date that this interim report was issued, November 20, 2009.

NOTE 4.	RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

Components of Net Pension Cost

The Company’s qualified pension cost, including amounts capitalized, for the nine months ended September 30, 2009 and 2008, included the following components:

	2009	2008
	(In Thousands)

Service cost — benefits earned during the period	$20,415	$20,328
Interest cost on projected benefit obligation	27,354	23,820
Expected return on assets	(26,796)	(23,391)
Amortization of prior service cost	1,458	1,458
Amortization of loss	561	3

Net pension costs	$22,992	$22,218

In addition, for the nine months ended September 30, 2009 and 2008, the affiliate billings to the Company included qualified pension costs of $2.6 million and $2.1 million, respectively.

The Company recognized $1.4 million and $0.8 million in pension cost for its non-qualified pension plans for the nine months ended September 30, 2009 and 2008, respectively. In addition, for the nine months ended September 30, 2009 and 2008, the affiliate billings to the Company included non-qualified pension costs of $2.5 million and $0.9 million, respectively.

Components of Net Other Postretirement Benefit Cost

The Company’s other postretirement benefit cost, including amounts capitalized, for the nine months ended September 30, 2009 and 2008, included the following components:

	2009	2008
	(In Thousands)

Service cost — benefits earned during the period	$10,227	$11,301
Interest cost on APBO	9,669	9,165
Expected return on assets	(957)	(1,341)
Amortization of prior service credit	(8,844)	(8,844)
Amortization of loss	687	1,092

Net other postretirement benefit cost	$10,782	$11,373

For the nine months ended September 30, 2009 and 2008, the affiliate billings to the Company, included other postretirement benefit costs of $2.2 million and $1.4 million, respectively.

Employer Contributions

As of the end of October 2009, the Company contributed $55 million to its qualified pension plans in 2009. The Company does not anticipate making additional contributions to its qualified pension plans in 2009. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2009 plan year and beyond, may affect the level of the Company’s pension contributions in the future.

Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act)

Based on actuarial analysis, the estimated effect of future Medicare subsidies reduced the December 31, 2008 Accumulated Postretirement Benefit Obligation (APBO) by $26.9 million, and reduced the nine months ended September 30, 2009 and 2008, other postretirement benefit cost by $3.0 million and $3.3 million, respectively. In the nine months ended September 30, 2009, the Company received $0.2 million in Medicare subsidies for prescription drug claims.

NOTE 5.     STOCK-BASED COMPENSATION

Certain employees of the Company participate in Entergy’s stock-based compensation plans, including its stock option grants. Awards under Entergy’s plans generally vest over three years. The following table includes financial information for stock options for the nine months ended September 30, 2009 and 2008:

	2009	2008
	(In Millions)

Compensation expense included in the Company’s Net Income	$3.3	$3.5
Tax benefit recognized in the Company’s Net Income	$1.4	$1.4
Compensation cost capitalized as part of fixed assets and inventory	$0.6	$0.4

The Company’s employees were granted 242,000 stock options during the nine months ended September 30, 2009 with a weighted-average fair value of $12.47. At September 30, 2009, there were 2,260,959 stock options outstanding with a weighted-average exercise price of $86.36. The aggregate intrinsic value of the stock options outstanding at September 30, 2009 was $20 million.

NOTE 6.     BUSINESS SEGMENT INFORMATION

The Company has one reportable segment, which is a business that owns and operates six nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. This business is managed on an integrated basis.

NOTE 7.	RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, the Company is exposed to market and commodity risks including power price risk, fuel price risk, foreign currency exchange rate risk, and equity price and interest rate risk on investments. Market risk is the potential loss that the Company may incur as a result of changes in the market or fair value of a particular financial instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk.

The Company manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sales transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements and fuel purchase agreements, and capacity contracts. Financially-settled cash flow hedges can include electricity futures, forwards, swaps, and options and foreign currency forwards. The Company enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

The Company’s exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option’s contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. The Company’s risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given the Company’s objectives.

Hedging Derivatives

The fair values of the Company’s derivative instruments in the combined balance sheet as of September 30, 2009 are as follows:

Instrument	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments
Assets:
Electricity futures, forwards, and swaps	Fair value of derivative instruments (current portion)	$133 million
Electricity futures, forwards, and swaps	Fair value of derivative instruments (non-current portion)	$83 million

The effect of the Company’s derivative instruments designated as cash flow hedges on the interim combined income statements for the nine months ended September 30, 2009 is as follows:

Amount of gain (loss)
	Amount of gain (loss)		reclassified from
	recognized in OCI		accumulated OCI into
Instrument	(effective portion)	Statement of Income location	income (effective portion)

Electricity futures, forwards, and swaps	$248 million	Operating revenues	$239 million

Electricity over-the-counter swaps that financially settle against day-ahead power pool prices are used to manage price exposure. Based on market prices as of September 30, 2009, cash flow hedges relating to power sales totaled $216 million of gross gains, of which approximately $133 million are expected to be reclassified from accumulated other comprehensive income (OCI) to operating revenues in the next twelve months. The actual amount reclassified from accumulated OCI, however, could vary due to future changes in market prices. Gains totaling approximately $239 million were realized on the maturity of cash flow hedges for the nine months ended September 30, 2009. Unrealized gains or losses recorded in OCI result from hedging power output at the Company’s power plants. The related gains or losses from hedging power are included in operating revenues when realized. The maximum length of time over which the Company is currently hedging the variability in future cash flows for forecasted power transactions at September 30, 2009 is approximately four years. Planned generation sold forward from the Company’s power plants as of September 30, 2009 is 86% for the fourth quarter 2009 of which approximately one-third is sold under financial hedges and the remainder under normal purchase/sale contracts. The ineffective portion of the change in the value of the Company’s cash flow hedges during the nine months ended September 30, 2009 and 2008 was insignificant. Certain of the agreements to sell the power produced by the Company’s power plants contain provisions that require the Company to provide collateral to secure its obligations when the current market prices exceed the contracted power prices. The primary form of collateral to satisfy these requirements is a guaranty. At September 30, 2009, hedge contracts with two counterparties were in a liability position (approximately $7 million total), but both were significantly below the amounts of guarantees provided under their contracts and no cash collateral was required. If the Company’s credit rating falls below investment grade, the impact of the corporate guarantee is ignored and the Company would have to post collateral equal to the estimated outstanding liability under the contract at the applicable date.

Fair Values

The estimated fair values of the Company’s financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at date of measurement. The Company uses assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. The Company endeavors to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of fair value hierarchy are as follows:

•	Level 1 — Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents and debt instruments.

•	Level 2 — Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:

-	quoted prices for similar assets or liabilities in active markets;

-	quoted prices for identical assets or liabilities in inactive markets;

-	inputs other than quoted prices that are observable for the asset or liability; or

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 2 consists primarily of individually owned debt instruments or shares in common trusts.

•	Level 3 — Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management’s best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at merchant power plants.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable or payable by the Company if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from a combination of quoted forward power market prices for the period for which such curves are available, and model-generated prices using quoted forward gas market curves and estimates regarding heat rates to convert gas to power and the costs associated with the transportation of the power from the plants’ bus bar to the contract’s point of delivery, generally a power market hub, for the period thereafter. The difference between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties’ credit adjusted risk free rate are recorded as derivative contract assets or liabilities. $223 million of cash flow hedges at September 30, 2009 are in-the-money contracts with counterparties who are all currently investment grade. $7 million of the cash flow hedges at September 30, 2009 are out-of-the-money contracts supported by corporate guarantees, which would require additional cash or letters of credit in the event of a decrease in the Company’s credit rating to below investment grade.

The following table sets forth, by level within the fair value hierarchy, the Company’s assets and liabilities that are accounted for at fair value on a recurring basis as of September 30, 2009. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total
	(In Millions)

Assets:
Temporary cash investments	$158	$—	$—	$158
Decommissioning trust funds:
Equity securities	235	819	—	1,054
Debt securities	279	520	—	799
Power contracts	—	—	216	216

	$672	$1,339	$216	$2,227

The following table sets forth a reconciliation of changes in the assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the nine months ended September 30, 2009:

	2009	2008
	(In Millions)

Balance as of January 1	$207	$(12)
Price changes (unrealized gains/losses)	239	(39)
Originated	9	(70)
Settlements	(239)	69

Balance as of September 30	$216	$(52)

NOTE 8.	DECOMMISSIONING TRUST FUNDS

The Company holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires the Company to maintain trusts to fund the costs of decommissioning Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents.

The Company records decommissioning trust funds on the balance sheet at their fair value. Unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders’ equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders’ equity unless the unrealized loss is other-than-temporary and therefore recorded in earnings. The Company records realized gains and losses on its debt and equity securities generally using the specific identification method to determine the cost basis of its securities.

The securities held at September 30, 2009 and December 31, 2008 are summarized as follows:

		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
	(In Millions)

2009
Equity Securities	$1,054	$141	$1
Debt Securities	799	47	2

Total	$1,853	$188	$3

2008
Equity Securities	$917	$43	$85
Debt Securities	772	42	10

Total	$1,689	$85	$95

The amortized cost of debt securities was $754 million and $740 million at September 30, 2009 and December 31, 2008, respectively. At September 30, 2009 the debt securities have an average coupon rate of approximately 4.77%, an average duration of approximately 5 years, and an average maturity of approximately 8.4 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor’s 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows at September 30, 2009:

	Equity Securities		Debt Securities
		Gross		Gross
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses
	(In Millions)

Less than 12 months	$11	$1	$43	$1
More than 12 months	3	—	12	1

Total	$14	$1	$55	$2

The fair value of debt securities, summarized by contractual maturities, at September 30, 2009 and December 31, 2008 are as follows:

	2009	2008
	(In Millions)

less than 1 year	$24	$9
1 year – 5 years	343	281
5 years – 10 years	229	255
10 years – 15 years	52	88
15 years – 20 years	28	35
20 years+	123	104

Total	$799	$772

During the nine months ended September 30, 2009 and 2008, proceeds from the dispositions of securities amounted to $1,229 million and $690 million, respectively. During the nine months ended September 30, 2009 and 2008, gross gains of $38.6 million and $12.4 million, respectively, and gross losses of $19.4 million and $9.1 million, respectively, were reclassified out of other comprehensive income into earnings.

Other-than-temporary impairments and unrealized gains and losses

The Company evaluates these unrealized losses at the end of each period to determine whether an other than temporary impairment has occurred. Effective January 1, 2009, the Company adopted an accounting pronouncement providing guidance regarding recognition and presentation of other-than-temporary impairments related to investments in debt securities. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether the Company has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if the Company does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment shall have been considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). For debt securities held as of January 1, 2009 for which an other-than-temporary impairment had previously been recognized but for which assessment under the new guidance indicates this impairment is temporary, the Company recorded an adjustment to its opening balance of retained earnings of $11.3 million ($6.4 million net-of-tax). The Company did not have any material other than temporary impairments relating to credit losses on debt securities for the nine months ended September 30, 2009. The assessment of whether an investment in an equity security has suffered an other than temporary impairment continues to be based on a number of factors including, first, whether the Company has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. The Company’s trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. The Company recorded charges to other income (losses) of $85 million in the nine months ended September 30, 2009 and $35 million in the nine months ended September 30, 2008 resulting from the recognition of the other than temporary impairment of certain equity securities held in its decommissioning trust funds.

NOTE 9.	TRANSACTIONS WITH AFFILIATES

See Note 2 to the financial statements for a description of loans payable by the Company to associated companies. In addition, Entergy Corporation or its wholly-owned subsidiaries have issued a stated amount of approximately $1.9 billion of guarantees of the performance or obligations of the Company’s business. Guarantees are provided primarily to satisfy the Company’s obligations to provide the following: collateral to secure its obligations under some of its power sale agreements; security for its obligations for retrospective premiums under the Price-Anderson Act; collateral for a letter of credit that supports its note payable to NYPA; and security for certain of its decommissioning obligations. Interest charged to the Company for the loans payable to associated companies and fees charged to the Company by Entergy Corporation for the guarantees are included in “Interest expense to associated companies” on the income statement.

The Company receives management, administrative, accounting, legal, engineering, and other services from Entergy Services, Inc., indirectly through Entergy Enterprises, Inc., which are both wholly-owned subsidiaries of Entergy. The Company’s expenses for such services were $106.3 million for the nine months ended September 30, 2009 and $68.1 million for the nine months ended September 30, 2008. These costs are allocated to the Company based on the actual costs incurred by Entergy Services and the extent that the activities related to or benefited the Company, whether directly or indirectly. Management believes that the cost allocations are reasonable for the services provided, and also believes that the cost allocations are consistent with the approximate amount of costs for these services that would have been incurred on a stand-alone basis.

Notes Receivable - Associated Companies

In the third quarter 2009, we loaned Entergy a total of $570 million pursuant to two agreements under each of which $600 million of credit is available to Entergy. The loans are due on demand, and the credit agreements expire in August 2014. The loans accrue interest at a variable rate tied to the London Interbank Offering Rate. The loans accrued interest at 5.60% in the third quarter 2009, for a total of $3.1 million.

NOTE 10.	NEW ACCOUNTING PRONOUNCEMENTS

In December 2008 the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), that requires enhanced disclosures about plan assets of defined benefit pension and other postretirement plans, including disclosure of each major category of plan assets using the fair value hierarchy and concentrations of risk within plan assets. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009.

In June 2009 the FASB issued Statement of Financial Accounting Standards 167, “Amendments to FASB Interpretation No. 46R (FIN 46R)” (SFAS 167). FIN 46R is entitled “Consolidation of Variable Interest Entities”. SFAS 167 amends FIN 46R to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS 167 also requires additional disclosures on an interim and annual basis about an enterprise’s involvement in variable interest entities. The standard will be effective for the first quarter of 2010. The Company does not expect the adoption of SFAS 167 to have a material effect on its financial position, results of operations, or cash flows.

In August 2009 the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value” that amends ASC Topic 820 to clarify guidance on fair value measurements of liabilities when a quoted price in an active market for an identical liability is not available. ASU No. 2009-05 will be effective for the Company in the fourth quarter 2009. The Company does not expect the adoption of ASU No. 2009-05 to have a material effect on its financial position, results of operations, or cash flows.

In the third quarter 2009, the Company adopted the FASB Accounting Standards Codification (ASC) as required by SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” The ASC is the source of authoritative U.S. GAAP recognized by the FASB. The Company will also continue to apply the rules and interpretive releases of the SEC as an authoritative source of GAAP. The adoption of the ASC did not have any effect on the financial statements included herein.